82- SUBMISSIONS FACING SH

02042834

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME	Progress Energy Ltd
*CURRENT ADDRESS	Suite 1110, 520 - Fifth Ave S.W.
	Calgary, Alberta
	Canada T2P 3R7
**FORMER NAME	
**NEW ADDRESS	

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

FILE NO. 82- 34671 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DATE : 7/24/02

SHAREHOLDER AGREEMENT

This agreement has been entered into as of November 29, 2000 between:

PROGRESS ENERGY LTD., a corporation subsisting under the laws of the Province of Alberta (the ***"Corporation"***)

and

ARC CANADIAN ENERGY VENTURE FUND 2, a joint investment fund with an office in Calgary, Alberta (***"ARC"***).

WHEREAS ARC has entered into a subscription agreement (the ***"Subscription Agreement"***) with Northrock Resources Ltd. (***"Northrock"***) with respect to the purchase of special warrants (the ***"Special Warrants"***) of Northrock entitling the holder to acquire Common Shares (the ***"Common Shares"***) in the capital of the Corporation held by Northrock;

AND WHEREAS the parties wish to establish certain rights and obligations in respect of the composition of the board of directors of the Corporation;

NOW THEREFORE in consideration of the matters outlined above, the mutual covenants and agreements hereinafter contained and for other good a valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto covenant and agree with each other as set forth below.

1. At the closing of the transactions contemplated by the Subscription Agreements, the Corporation shall use its best efforts to cause Mr. David L. Pearce and Mr. Kevin D. Olson to resign from the board of directors (the ***"Board"***) of the Corporation.

2. The Corporation covenants and agrees to exercise such powers that are within its control to cause its management to nominate one representative proposed by ARC, by notice to the Corporation, for election to the Board at the next meeting of shareholders of the Corporation following the giving of such notice by ARC and at each meeting thereafter at which directors are elected provided that ARC has continued to hold Common Shares (or securities exercisable or convertible into Common Shares) representing at least 10% of the votes attaching to the outstanding Common Shares and Class B shares in the capital of the Corporation; provided that for all purposes hereof the Special Warrants currently held by ARC shall be deemed to be Common Shares on a one for one basis (subject to adjustment as provided under the special warrant indenture governing the Special Warrants).

3. The Corporation shall reimburse the members of the Board for his or her reasonable expenses and indemnify such representatives to the full extent permitted under the *Business Corporations Act* (Alberta) from and against any losses, in either case incurred in connection with his or her duties as the director of the Corporation.

4. Time shall be of the essence of this agreement.

5. This agreement should not be varied, modified, amended, supplemented or replaced except by written agreement executed by the parties.

6. Each of the parties shall on and after the date hereof, at the request of another party hereto, without further consideration, do and perform all further acts and execute and deliver all further documents reasonably required to assure the carrying out of the terms of this agreement.

7. This agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and all counterparts together shall constitute one and the same instrument. A signed counterpart provided by way of facsimile transmission shall be as binding upon the parties as an originally-signed counterpart.

IN WITNESS WHEREOF the parties hereto have caused this agreement to be executed and delivered by its duly authorized officers effective as of the date first written above.

PROGRESS ENERGY LTD.

By: (signed) "Ken Bowie"

ARC CANADIAN ENERGY VENTURE FUND 2, by its manager, ARC Equity Management (Fund 2) Ltd.

By: (signed) "Lauchlan Currie"

{caldocs|CSTORY|301402_5]

02 JUN 12 AM 11:43

CERTIFICATE

I, Kenneth Bowie, President of Progress Energy Ltd. (the "Corporation"), hereby certify that the following is a true copy of a resolution in writing of directors of the Corporation and that the resolutions referred to therein have not been rescinded or amended and are still in full force and effect:

"Now, therefore, be it resolved that:

Filing of Prospectus and the Approval of Financial Statements

1. The prospectus of the Corporation (the "Prospectus"), a copy of which has been submitted to the directors, relating to the proposed distribution of 7,650,000 Common Shares of the Corporation pursuant to outstanding Special Warrants be and the same is hereby authorized and approved and the President and Chief Executive Officer and Chief Financial Officer of the Corporation and any two directors, other than the foregoing, on behalf of the Board of Directors, be and they are hereby authorized to sign the Prospectus substantially in the form presented to the directors, with such modifications, changes, deletions and additions, if any, as such persons may approve, such approval to be conclusively evidenced by their signatures on the Prospectus.

2. The balance sheets of the Corporation as at September 30, 2000 and December 31,1999 and 1998 and the statements of earnings and retained earnings and cash flows for the periods ended September 30, 2000 and 1999 and the periods ended December 31, 1999, 1998 and 1997 are hereby approved and directed to be included in the Prospectus and filed with the Alberta Securities Commission and any two directors be and the same are hereby authorized to sign such balance sheet of the Corporation in evidence of the foregoing approval.

3. The solicitors for the Corporation are hereby authorized to file the Prospectus and related materials with the securities commissions or similar regulatory authorities in the Province of Alberta.

4. Any one of the directors or officers of the Corporation is hereby authorized to execute and deliver, under corporate seal of the Corporation, or otherwise, all such other documents and instruments and to do all such other acts and things as may be necessary or desirable in connection with the filing of the Prospectus."

DATED effective as of this 27th day of February 2001.

(signed) "Kenneth J. Bowie"
Kenneth J. Bowie

02 JUN 12 AM 11:43

Draft: February 27, 2001
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and subject to certain limited exceptions, may not be offered or sold or otherwise delivered in the United States. See "Details of the Offering".

Secondary Offering **February 27, 2001**

PROGRESS ENERGY LTD.

7,650,000 Common Shares Issuable on Exercise of Special Warrants

This prospectus qualifies for distribution 7,650,000 common shares (collectively, the "Common Shares" and individually a "Common Share") of Progress Energy Ltd. (the "Company" or "Progress") for distribution by Northrock Resources Ltd. and Northrock Resources, an Alberta general partnership, (collectively, the "Selling Shareholders" or "Northrock") in the Province of Alberta. The Common Shares will be distributed without additional payment upon the exercise by the holders of 7,650,000 special warrants (the "Special Warrants") of Northrock and their right to acquire one Common Share held by Northrock for each Special Warrant. Upon completion of the distribution, Northrock will have disposed of its entire interest in Progress and will no longer own a beneficial interest, direct or indirect, in any outstanding securities of Progress. See "Principal Shareholders".

	Price to Public	Agent's Fee	Net Proceeds to Selling Shareholders(1)
Per Special Warrant	$2.43	$0.06	$2.37
Total Offering	$ 18,589,500	$ 459,000	$ 18,130,500(3)

Notes:
(1) Before deducting expenses of the offering estimated at $60,000, payable by Northrock, subject to certain limits.
(2) Progress will not receive any proceeds of this offering.
(3) Includes $2,187,000 held in trust by Montreal Trust Company of Canada pursuant to the terms of the Trust Agreement (as defined herein). See "Details of the Offering - Private Placement and Agency Agreement".

The price of the Special Warrants was determined by negotiation between Northrock and Yorkton Securities Inc. (the "Agent"). The Special Warrants were issued on November 29, 2000, pursuant to an agency agreement made as of November 29, 2000 (the "Agency Agreement") at a price of $2.43 for each Special Warrant. The Special Warrants may be exercised prior to 4:30 p.m. (Calgary time) on the earlier of: (a) the fifth business day after the receipt for the prospectus has been obtained from the Alberta Securities Commission (the "Final Receipt Date"), provided that, in the case of those Common Shares owned directly and indirectly by Northrock and subject to the terms of an escrow agreement (the "Escrow Agreement") dated December 30, 1997 among Progress, Montreal Trust Company of Canada, Northrock Resources and certain other shareholders of Progress (the "Escrowed Shares"), regulatory approval to the transfer of the Escrowed Shares to the applicable Special Warrantholder has been obtained or the Escrowed Shares have been released from escrow pursuant to the terms and conditions of the Escrow Agreement (failing which the aforementioned five business day period shall commence with respect to the Escrowed Shares on the date of such regulatory approval or release provided that the Final Receipt Date has passed prior thereto); and (b) December 18, 2002 (the "Time of Expiry"). Any Special Warrant which has not been exercised prior to the Time of Expiry, and which has not been cancelled in accordance with the terms of the Special Warrant Indenture will be deemed to have been exercised by the holder thereof without any further action on the part of such holder or Northrock immediately prior to the Time of Expiry. Since the date of issuance, no Special Warrants have been exercised.

The currently outstanding Common Shares are listed on the Canadian Venture Exchange ("CDNX") under the trading symbol "PGX". On November 10, 2000, the trading day prior to the date on which the issue of the Special Warrants was announced, the closing price of the Common Shares on the CDNX was $2.35. On February 26, 2001, the closing price of the Common Shares on the CDNX was $3.35. See "Price Range and Trading Volume of Common Shares".

An investment in the Common Shares should be considered speculative due to a number of factors, including the Company's involvement in the exploration, development and production of oil and natural gas. Exploration for oil and natural gas involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no

assurance that further commercial quantities of oil and natural gas will be discovered by the Company. See "Risk Factors".

Certificates for the Common Shares will be available for delivery within five (5) business days following the exercise or deemed exercise of the Special Warrants. Certain legal matters in connection with this offering will be reviewed on behalf of the Company by Burnet, Duckworth & Palmer LLP, on behalf of the Selling Shareholders by McCarthy Tétrault and on behalf of the Agent by Bennett Jones LLP.

TABLE OF CONTENTS

02 JUN 12 AM 11:51

SUMMARY

This is a summary of the more detailed information appearing elsewhere in this prospectus and is qualified by such information.

The Company

Progress Energy Ltd. (the "Company") or ("Progress") is a western Canadian based oil and natural gas exploration, development, acquisition and production company See "Business of the Company".

Exercise

One (1) Common Share will be distributed, at no additional cost, to the holders of Special Warrants upon the exercise of each Special Warrant, subject to adjustment in certain events.

Special Warrants

The Special Warrants may be exercised prior to 4:30 p.m. (Calgary time) on the earlier of: (a) the fifth business day after the Final Receipt Date, provided that, in the case of the Escrowed Shares regulatory approval to the transfer of the Escrowed Shares to the applicable Special Warrantholder has been obtained or the Escrowed Shares have been released from escrow pursuant to the terms and conditions of the Escrow Agreement (failing which the aforementioned five business day period shall commence with respect to the Escrowed Shares on the date of such regulatory approval or release provided that the Final Receipt Date has passed prior thereto); and (b) December 18, 2002. Any Special Warrant which has not been exercised prior to the Time of Expiry, and which has not been cancelled in accordance with the terms of the Special Warrant Indenture, will be deemed to have been exercised by the holder thereof without any further action on the part of such holder or Northrock immediately prior to the Time of Expiry. Since the date of issuance, no Special Warrants have been exercised.

Use of Proceeds

No portion of the proceeds of the offering will be received by the Company. Northrock will use the proceeds of this offering to reduce existing bank debt. See "Use of Proceeds".

Dividend Policy

The Company has not paid dividends on its Common Shares or Class B Shares and does not currently intend to declare or pay dividends in the foreseeable future. See "Dividend Record and Policy".

Risk Factors

An investment in the Common Shares should be considered speculative due to the nature of the Company's business and its present stage of development. Investors must rely on the experience and expertise of management of the Company. There is no assurance that commercial quantities of oil and natural gas will be discovered. The Company's business is subject to the risks normally encountered in the oil and natural gas industry including lack of exploration success, blowouts and fires, some of which may not be insurable. Regulation of the oil and natural gas industry by various levels of government, the marketing of oil and natural gas and the effect of fluctuations in the market price and demand for oil and natural gas may affect the success of the Company's business endeavours. The Company competes with other corporations which have greater technical and financial resources. See "Risk Factors".

Reserves

The following is a summary of the natural gas and oil reserves and the discounted value of future net revenues of the Company in the Paddock Report effective January 1, 2001.

All evaluations of projected cash flow are before consideration of indirect costs such as administrative overhead, other miscellaneous expenses and income taxes. The discounted cash flow contained in the following table may not be representative of the fair market value of the reserves. There is no assurance that the escalating price and cost assumptions contained in the Paddock Report will be attained and variances could be material. The recovery and reserve estimates on the Company's properties described herein are estimates only. The actual reserves on the Company's properties may be greater or less than those calculated. See "Natural Gas and Oil Reserves".

Natural Gas and Oil Reserves and Present Worth of Estimated Future Cash Flows Based on Escalated Price Assumptions (Including ARTC)

	Oil		Natural Gas		NGLs		Present Worth of Future Cash Flows Discounted at			
Reserves Category	Gross Mstb	Net Mstb	Gross Mmcf	Net Mmcf	Gross Mbbl	Net Mbbl	0% (M$)	10% (M$)	15% (M$)	20% (M$)
Proved Producing	3,873.8	3,386.4	16,096.2	12,125.7	70.9	51.7	116,389.2	75,767.8	65,612.9	58,306.4
Proved Non-Producing	398.8	344.7	4,928.6	3,773.1	53.7	38.9	24,703.4	10,480.4	8,307.4	7,060.7
Proved Undeveloped	27.3	22.3	0.0	0.0	0.0	0.0	409.5	263.5	225.8	197.6
Total Proved	4,299.9	3,753.3	21,024.8	15,898.8	124.6	90.6	141,502.1	86,511.8	74,146.0	65,564.7
Probable Additional(2)	610.9	528.7	2,964.5	2,250.9	11.5	8.4	18,134.9	10,594.1	8,801.7	7,511.1
Total Proved and Risked Probable	4,910.8	4,282.0	23,989.3	18,149.7	136.2	99.0	159,636.9	97,105.8	82,947.8	73,075.9

Natural Gas and Oil Reserves and Present Worth of Estimated Future Cash Flows Based on Constant Price Assumptions (Including ARTC)

	Oil		Natural Gas		NGLs		Present Worth of Future Cash Flows Discounted at			
Reserves Category	Gross Mstb	Net Mstb	Gross Mmcf	Net Mmcf	Gross Mbbl	Net Mbbl	0% (M$)	10% (M$)	15% (M$)	20% (M$)
Proved Producing	3,873.4	3,344.3	16,077.1	12,253.0	70.4	49.2	244,229.4	148,542.8	125,562.5	109,344.8
Proved Non-Producing	397.8	343.5	4,928.5	3,967.2	53.7	37.2	58,332.0	23,528.2	18,361.0	15,450.0
Proved Undeveloped	27.3	22.3	0.0	0.0	0.0	0.0	584.1	374.1	319.8	279.7
Total Proved	4,298.4	3,710.0	21,005.5	16,220.3	124.1	86.4	303,145.5	172,445.1	144,243.2	125,074.4
Probable Additional(2)	610.9	521.8	2,956.5	2,228.8	11.5	7.9	40,109.2	24,362.3	20,369.9	17,454.8
Total Proved and Risked Probable	4,909.3	4,231.8	23,962.1	18,449.1	135.6	94.3	343,254.7	196,807.4	164,613.1	142,529.2

Notes:

(1) "Gross reserves" are defined as the total working and royalty interest share of recoverable reserves in which the Company owns an interest. "Net" reserves are defined as the gross remaining reserves of the properties in which the Company has an interest, less all royalties and interests owned by others.

(2) **The probable reserve volumes and the present worth of the probable additional reserves in the Paddock Report have been reduced by 50% to account for risk.**

(3) Numbers may not add due to rounding.

GLOSSARY

Certain terms and abbreviations used in this prospectus are defined below:

"Agency Agreement" means the agency agreement dated as of November 29, 2000 among the Selling Shareholders, the Company and the Agent in connection with the Offering;

"Agent" means Yorkton Securities Inc.;

"**dollars**" and **"$"** means Canadian dollars unless otherwise indicated;

"Escrow Agreement" means an escrow agreement dated December 30, 1997 among the Company, Montreal Trust Company of Canada, Northrock Resources and certain other shareholders of the Company;

"Escrowed Shares" means those Common Shares in the capital of the Company owned by Northrock and subject to the Escrow Agreement;

"Final Receipt Date" means the date that a receipt for this prospectus is obtained from the Alberta Securities Commission;

"Paddock Report" means the independent engineering evaluation of the oil and natural gas interests of the Company prepared by Paddock Lindstrom & Associates Ltd., independent petroleum engineering consultants of Calgary, Alberta (**"Paddock"**), dated February 8, 2001 and effective January 1, 2001;

"**Progress**" or the "**Company**" means Progress Energy Ltd.;

"Selling Shareholders" or **"Northrock"** means Northrock Resources Ltd. and Northrock Resources;

"**Special Warrant**" means a special share purchase warrant entitling the holder, on exercise thereof, to acquire from Northrock, at no additional consideration, one Common Share in the capital of the Company, subject to adjustment in certain circumstances;

"**Special Warrant Indenture**" means the special warrant indenture among the Selling Shareholders and the Trustee dated November 29, 2000, creating the Special Warrants;

"Trustee" means the trustee under the Special Warrant Indenture, being Montreal Trust Company of Canada;

"Trust Agreement" has the meaning ascribed under the heading "Details of the Offering - Private Placement and Agency Agreement";

"Voting Trust Agreement" has the meaning ascribed under the heading "Details of the Offering - Voting Trust Agreement"; and

"$" means Canadian dollar, **"$ Thousands"**, **"$000s"** and **"M$"** means thousands of Canadian dollars, **"MM$"** means millions of Canadian dollars.

Abbreviations and Conversions

The following abbreviations are used in this prospectus to represent the following terms:

"bbl" means barrel and **"bbls"** means barrels;
"bbls/d" means barrels per day;
"bcf" means one billion cubic feet;
"boe" means barrels of oil equivalent, with natural gas converted at 10 mcf of gas per bbl of oil, unless otherwise stated;
"boe/d" means barrels of oil equivalent per day;
"BTU" means British Thermal Unit;
"mbbls" means one thousand barrels;
"mboe" means one thousand barrels of oil equivalent;

"mcf" means one thousand cubic feet;
"mcf/d" means one thousand cubic feet per day;
"mmboe" means one million barrels of oil equivalent;
"mmbtu" means one million British Thermal Units;
"mmcf" means one million cubic feet;
"mmcf/d" means one million cubic feet per day;
"mstb" means one thousand stock tank barrels;
"NGLs" means natural gas liquids;
"stb" means stock tank barrels; and
"WTI" means West Texas Intermediate, the benchmark crude for pricing purposes.

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.29
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

All monetary amounts set forth in this prospectus are in Canadian dollars except where otherwise indicated.

THE COMPANY

Progress Energy Ltd. ("Progress" or the "Company") was incorporated under the *Business Corporations Act* (Alberta) as 753031 Alberta Ltd. on September 2, 1997. The Company's name was changed to Progress Energy Ltd. on November 12, 1997. On December 12, 1997, the Company's Articles were amended to create an additional class of shares, namely an unlimited number of Class B Shares which have certain rights, privileges, restrictions and conditions. On the same date, the Company's Articles were amended to re-designate the Common Shares as Class A Common Shares which re-designation was subsequently reversed when the Company amended its Articles on July 21, 1998. The Company has its principal and registered office at 1110, 520 - 5th Avenue S.W., Calgary, Alberta, T2P 3R7.

BUSINESS OF THE COMPANY

History and Development

Progress is a junior oil and gas company and, since its incorporation, its principal business has been to explore for, develop, produce and acquire oil and natural gas reserves in Western Canada. Progress currently has 13 full time employees. Field operations are conducted by the Company's 1 field employee and by contract operators.

In October 1997 Kenneth J. Bowie and John D. Keating provided the initial seed capital financing for the Company. In November 1997, the Company closed a private placement issuing 3,000,000 Common Shares at $0.50 per share. At this time the board of directors was expanded to four members, being Kenneth J. Bowie, John D. Keating, Gary E. Perron and Grant B. Fagerheim. Effective November 1, 1997 and closing December 22, 1997, the Company acquired $8.6 million of assets in Southeast Saskatchewan/Manitoba from Northrock Resources (the "Northrock Assets"). The Northrock Assets provided the Company with oil production of 335 bbl/d and approximately 180,000 acres of undeveloped land holdings. The acquisition was financed with funds raised through the Company's initial private placement, bank debt and by the issuance to Northrock Resources of 6,000,000 Common Shares at $0.50 per share. The Company successfully completed its initial public offering ("IPO") on December 30, 1997 raising in excess of $13 million. In the IPO, 2,602,000 Common Shares were issued at $0.50 per share and 1,170,900 "flow-through" Class B Shares were issued at $10.00 per share. Progress had ten days of operations in 1997, with an average production rate of 366 bbls/d.

During 1998, the Company began to expand its operations into Alberta. The Company completed a $2.5 million acquisition of the Two Creek property which added production of 160 bbls/d. The Two Creek acquisition, crown land sales and farm-ins increased the Company's land holdings in Alberta to over 65,000 acres, with the majority located in West Central Alberta. Developmental oil drilling was focused on existing properties at Two Creek and Southeast Saskatchewan/Manitoba. Exploration drilling in Alberta resulted in discoveries at Goodwin, McLeod, Pembina and Whitecourt. The Company drilled a total of 31 wells (25.8 net) resulting in 16 oil (14.1 net), 6 gas (4.1 net) and 9 dry (7.7 net) wells in 1998. During 1998, the Company's average oil production was 655 bbls/d. The Company also completed a private placement financing in December 1998 issuing 1,000,000 Common Shares at $1.60 per share and 1,000,000 "flow-through" Common Shares at $1.80 per share.

During 1999, Progress established core operating areas at Milo, West Central Alberta (Two Creek and Whitecourt) and Southeast Saskatchewan/Manitoba. The Company continued its gas exploration program, resulting in a significant gas discovery at Milo, British Columbia and additional gas discoveries at Carson and McLeod. The Company completed a $4.2 million acquisition in Southeast Saskatchewan / Manitoba that increased production by 240 boe/d. The Company participated in the drilling of 16 wells (9.1 net) resulting in 4 oil (2.2 net), 9 gas (4.7 net) and 3 dry (2.3 net) wells in 1999. For the year ended December 31, 1999, average crude oil and NGL production was 803 Bbls/d and average natural gas production was 3,784 mcf/d for total production of 1,181 boe/d. In November and December, 1999 the Company completed two private placement financings, issuing 650,000 Common Shares for a gross consideration of $1.8 million and 670,000 "flow-through" Common Shares for a gross consideration of $2.0 million.

Recent Farm-out Agreement

The Company has entered into agreements with three private corporations (the "Private Corporations") whereby the Private Corporations are to participate in a drilling program with the Company on a farm-in basis. The drilling program consists of the drilling of up to 18 developmental and exploratory wells in the Clarilaw/Kisbey, Rocanville and Welwyn areas of Saskatchewan and the Virden and Birdtail areas of Manitoba (the "Drilling Program"). The intangible costs of completing the Drilling Program are estimated at approximately $4,200,000, of which costs the Private Corporations will pay 79% and the Company 21%. Upon completing the drilling and completion, and paying their pro rata share of the costs, the Private Corporations shall have earned an undivided 43.5% working interest in the spacing

units of the test wells. The tangible costs associated with the Drilling Program shall be paid by the Company on behalf of the Private Corporations and repaid by the Private Corporations out of the proceeds of production from the drilled wells. Further, there shall be an "area of mutual interest" between the Company and the Private Corporations which reflects the above earned interests and is comprised of the 8 production spacing units surrounding certain of the wells drilled under the Drilling Program. The Company shall be the operator of the Drilling Program pursuant to the terms of the 1990 CAPL Operating Procedure.

The Company has agreed to grant the shareholders of each of the Private Corporations an option to sell the shares of the Private Corporations held by such shareholders to the Company in exchange for treasury shares of the Company, cash, or a combination of cash and shares. This option shall be exercisable by such shareholders at the fair market value of the Private Corporation in question, such value to be determined by a third party engineering firm based upon a 12% discount rate at the appropriate time. The fair market value of the shares of the Company to be issued in full or partial consideration of the Private Corporation shares to be acquired by the Company is to be calculated, subject to stock exchange approval, based upon the weighted average of the preceding 15 days closing prices of the Company's shares on the stock exchange on which such shares are listed at the applicable time. The aforementioned option is exercisable by the Private Corporations' shareholders at a date no sooner than December 15, 2002 and no later than January 15, 2003.

Principal Producing Properties

The following is a description of Progress' principal oil and natural gas properties. The term "working interest", when used to describe Progress' share of production or reserves, means the total of Progress' working interest share before deducting Crown royalties or royalties owned by others. Progress has established three core regions in Western Canada with operations at Milo, British Columbia, West Central Alberta and Southeast Saskatchewan/Manitoba.

Milo, British Columbia

Milo is located approximately 15 kilometres west of the town of Fort Nelson. In 1998, the Company, as operator, completed a geological and geophysical review of a large reef buildup in the area, delineated with a 3-D seismic program. In February 1999, the Company drilled a 650 metre horizontal lateral well at 2,400 metres depth into the gas-filled flank porosity of the Keg River reef. Following the initial discovery, the Company completed the well and constructed a 14 kilometre gathering system (24% working interest) with production starting in April 1999. Progress has a 24% working interest in the initial discovery well and in all the prospective acreage around the Milo Keg River Reef. During 2000, Progress has drilled 1 gross (0.24 net) well in this area and currently has a 24% working interest in 2 natural gas wells. At September 30, 2000 the Company had an average 17% working interest in a total of 7,412 gross (1,276 net) undeveloped acres in this area. Current daily net production to the Company from this area is approximately 200 boe.

West Central Alberta

To date, Progress has established production from two main areas (Two Creek and Whitecourt) within the West Central Alberta region producing approximately 1,100 boe/d. The Company controls in excess of 190 sections (124 net) of land in this region through a combination of crown land sales, farm-ins and acquisitions. The Company has a 48% average working interest in a total of 72,800 gross (35,027 net) undeveloped acres in this area. Below is a brief description of the major producing areas in West Central Alberta:

<u>Whitecourt</u>

The Whitecourt area (Carson, Goodwin and McLeod) is located near Whitecourt, Alberta. The Company controls in excess of 100 sections of contiguous land at an average 65% interest in the this area. The Whitecourt area is a natural gas prone, multi-zone area with production from the Glauconitic, Pekisko, Nordegg, Ostracod, and Viking zones. Large nearby third party natural gas plants with excess capacity enable the Company to quickly bring this natural gas onstream. Progress has a 52% average working interest in 16 natural gas wells and 1 oil well in this area. Current daily net production to the Company from this area is approximately 250 boe.

<u>Two Creek</u>

The Two Creek area is located approximately 80 kilometres northwest of Whitecourt. The Company controls over 50 sections of land in this area at an average 65% working interest. Crude oil production from the 80% working interest Two Creek field is of medium gravity crude from two separate oil pools. There is also a natural gas cap associated with one of the oil pools and a separate natural gas pool in the area. Progress has a 78% average working interest in 2 natural gas wells and 14 oil wells in this area as well as an 80% working

interest in a battery / gas conservation facility capable of processing 1,600 boe/d. Current daily net production to the Company from this area is approximately 850 boe.

Southeast Saskatchewan/Manitoba

The Southeast Saskatchewan/Manitoba is the Company's largest area in terms of oil production and land holdings. The Company has operations in a number of fields, where the main production zones include the Bakken, Frobisher and Midale formations. The major producing properties in this core area are Alameda, Birdtail, Ingoldsby, Kisby/Clarilaw, Rocanville, Steelman, Wapella, Wordsworth and Virden. Most of the reservoirs contain high quality oil, with an average API gravity of 32°. Progress has a 46% average working interest in 332 oil wells in this area as well as an average 78% working interest in 10 major oil batteries capable of processing 5,600 boe/d. At September 30, 2000 the Company had an average 93% working interest in a total of 158,692 gross (147,887 net) undeveloped acres in this area. Current daily net production to the Company from this area is approximately 1,000 boe.

Natural Gas and Oil Reserves

The oil and natural gas reserves of the Company were evaluated by Paddock Lindstrom & Associates ("Paddock") with an effective date of January 1, 2001 in a report dated February 8, 2001 (the "Paddock Report"). Paddock conducted a detailed review of all of Progress' reserves.

All evaluations of projected cash flow are after deduction of royalties and operating costs but before consideration of indirect costs such as administrative, overhead, other miscellaneous expenses and income taxes. The discounted cash flow contained in the following tables may not be representative of the fair market value of the reserves. There is no assurance that the escalating price and cost assumptions contained in the Paddock Report will be attained and variances could be material. The recovery and reserve estimates on the Company's properties described herein are estimates only. The actual reserves on the Company's properties may be greater or less than those calculated.

The present worth of future cash flows in the following tables is significantly higher in the table based on constant price assumptions than on escalating price assumptions. The primary reason for this is that the table based on constant pricing uses actual prices received by Progress in December 2000, which in the case of natural gas averaged $12.56 per mcf. Progress does not anticipate that it will continue to receive an average natural gas price of this level. By way of comparison of how unusually high the actual average natural gas price received in December 2000 was compared to expected future pricing, it is worth noting that the Paddock Report based on escalated pricing assumptions, assumes the Alberta spot price of gas to be $7.20 per million British Thermal Unit (depending on heating value, one million British Thermal Units is roughly equivalent to 1,000 cubic feet of natural gas).

Copies of the Paddock Report may be reviewed during normal business hours at the offices of the Alberta Securities Commission and may also be reviewed during normal business hours at the head office of the Company during the course of this offering and for a period of 30 days thereafter.

Natural Gas and Oil Reserves and Present Worth of Estimated Future Cash Flows Based on Escalated Price Assumptions (Including ARTC)

	Oil		Natural Gas		NGLs		Present Worth of Future Cash Flows Discounted at			
Reserves Category	Gross Mstb	Net Mstb	Gross Mmcf	Net Mmcf	Gross Mbbl	Net Mbbl	0% (M$)	10% (M$)	15% (M$)	20% (M$)
Proved Producing	3,873.8	3,386.4	16,096.2	12,125.7	70.9	51.7	116,389.2	75,767.8	65,612.9	58,306.4
Proved Non-Producing	398.8	344.7	4,928.6	3,773.1	53.7	38.9	24,703.4	10,480.4	8,307.4	7,060.7
Proved Undeveloped	27.3	22.3	0.0	0.0	0.0	0.0	409.5	263.5	225.8	197.6
Total Proved	4,299.9	3,753.3	21,024.8	15,898.8	124.6	90.6	141,502.1	86,511.8	74,146.0	65,564.7
Probable Additional[2]	610.9	528.7	2,964.5	2,250.9	11.5	8.4	18,134.9	10,594.1	8,801.7	7,511.1
Total Proved and Risked Probable	4,910.8	4,282.0	23,989.3	18,149.7	136.2	99.0	159,636.9	97,105.8	82,947.8	73,075.9

Natural Gas and Oil Reserves and Present Worth of Estimated Future Cash Flows Based on Constant Price Assumptions (Including ARTC)

	Oil		Natural Gas		NGLs		Present Worth of Future Cash Flows Discounted at			
Reserves Category	Gross Mstb	Net Mstb	Gross Mmcf	Net Mmcf	Gross Mbbl	Net Mbbl	0% (M$)	10% (M$)	15% (M$)	20% (M$)
Proved Producing	3,873.4	3,344.3	16,077.1	12,253.0	70.4	49.2	244,229.4	148,542.8	125,562.5	109,344.8
Proved Non-Producing	397.8	343.5	4,928.5	3,967.2	53.7	37.2	58,332.0	23,528.2	18,361.0	15,450.0
Proved Undeveloped	27.3	22.3	0.0	0.0	0.0	0.0	584.1	374.1	319.8	279.7
Total Proved	4,298.4	3,710.0	21,005.5	16,220.3	124.1	86.4	303,145.5	172,445.1	144,243.2	125,074.4
Probable Additional[2]	610.9	521.8	2,956.5	2,228.8	11.5	7.9	40,109.2	24,362.3	20,369.9	17,454.8
Total Proved and Risked Probable	4,909.3	4,231.8	23,962.1	18,449.1	135.6	94.3	343,254.7	196,807.4	164,613.1	142,529.2

Notes:

(1) Gross reserves are defined as the total remaining recoverable reserves owned by the Company before deduction of any royalties. Net reserves are defined as those accruing to the Company after all interests owned by others including Crown and freehold royalties have been deducted.

(2) The probable reserve volumes and the present worth of the probable additional reserves in the Paddock Report have been reduced by 50% to account for risk.

(3) Definitions used for reserve categories in the Paddock Report are as follows:

"Proved Reserves" are those reserves estimated as recoverable under current technology and anticipated economic conditions for the escalated dollar economics and existing economic conditions for the constant dollar economics, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economical and technically successful in the subject reservoir.

"Proved Producing Reserves" are those developed reserves that are actually on production or, if not producing, that could be recovered from existing wells or facilities and where the reason for the current non-producing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments.

"Proved Non-Producing Reserves" are defined as those developed reserves that are not currently producing either due to lack of facilities and/or markets.

"Proved Undeveloped Reserves" are defined as proved reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units, which are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

"Probable Additional Reserves" are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and anticipated economic conditions for the escalated dollar economics and existing economic conditions for the constant dollar case, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(4) The Paddock escalating price report makes certain assumptions regarding future increases in the prices of oil and natural gas and takes into account inflation with respect to future operating and capital costs. Future operating and capital costs were escalated at 2.0% from 2001. The price of oil will be governed by supply and demand, and the degree to which the Organization of Petroleum Exporting Countries ("OPEC") is able to limit supply will be a major determinant in establishing oil prices for the next few years. The oil price forecast has been based upon a supply forecast which falls in between a fully competitive market, and a market controlled by an effective OPEC production quota system. The product prices used in the escalating price evaluations are as follows:

Year	CDN$/US$ Exchange Rate	Oil Prices		Natural Gas Prices			
		WTI @ Cushing	Edm. Ref Price	Henry Hub	AECO C	Alberta Spot	Sumas Spot
		$US/Bbl	$Cdn./Bbl	$US/Mmbtu	$Cdn./Mmbtu	$Cdn./Mmbtu	$Cdn./Mmbtu
2001	0.660	27.00	39.91	5.25	7.35	7.20	7.70
2002	0.670	24.00	34.80	4.00	5.36	5.20	5.57
2003	0.680	23.00	32.78	3.75	4.89	4.73	5.01
2004	0.690	23.00	32.27	3.50	4.44	4.28	4.56
2005	0.700	23.46	32.43	3.57	4.45	4.29	4.58
2006	0.700	23.93	33.08	3.64	4.54	4.37	4.67
2007	0.700	24.41	33.74	3.71	4.63	4.46	4.76
2008	0.700	24.90	34.42	3.79	4.72	4.55	4.86
2009	0.700	25.39	35.11	3.86	4.82	4.64	4.96
2010	0.700	25.90	35.81	3.94	4.91	4.73	5.06
2011	0.700	26.42	36.52	4.02	5.01	4.83	5.16
2012	0.700	26.95	37.25	4.10	5.11	4.93	5.26
2013	0.700	27.49	38.00	4.18	5.21	5.02	5.37
2014	0.700	28.04	38.76	4.27	5.32	5.12	5.47
2015	0.700	28.60	39.53	4.35	5.43	5.23	5.58

Escalate oil, natural gas and product prices at 2.0% per year thereafter

(5) The product prices used in the constant price and cost evaluation were Progress' December 2000 average product prices, adjusted for transportation and heating value, held constant for the remaining life of the reserves, being an average of $12.56 per mcf in the case of natural gas and Cdn. $38.97 per bbl in the case of crude oil.

(6) Paddock estimates the total capital costs net to the Company to achieve the estimated future production revenues set out in the Paddock Report, based on each of the escalating and constant cost assumptions, to be $1.5 million in the case of the proved production revenues and $6.2 million in the case of proved and probable production revenues, all of which is anticipated to be spent in 2001. The Company anticipates that these capital costs will be financed through cash flow and working capital.

(7) Net production revenue is income derived from the sale of net reserves, less all capital costs, production taxes, royalties owned by others and operating costs and before provision for income taxes and administrative overhead costs.

(8) Approximately 85% of proved reserves reviewed in the Paddock Report are currently on production.

(9) The extent and character of ownership and all factual data pertaining to the Company's petroleum properties and contracts (except for certain information residing in the public domain) were supplied by the Company to Paddock and accepted without any further investigation. Paddock accepted this data as presented and neither title searches nor field inspections were conducted by Paddock.

(10) The Alberta royalty tax credit ("ARTC") is included in the cumulative cash flow amounts. The ARTC is price sensitive, ranging from 85% to a minimum of 25%, with a maximum credit of $1,700,000. The ARTC was assumed to continue in effect in its present form indefinitely in the Paddock Report, however, it was assumed that the Company is not entitled to ARTC for 2001.

(11) Numbers may not add due to rounding.

Map



British Columbia
Alberta
Saskatchewan
Manitoba
MILO
Fort Nelson
TWO CREEK
WHITECOURT
Edmonton
Calgary
SOUTH EAST
SASKATCHEWAN
AND MANITOBA
Regina
Oil
Gas

Undeveloped Lands

The following table summarizes the Company's interest in undeveloped acreage as at September 30, 2000.

	Gross Acres	Net Acres
Alberta	76,970	41,215
British Columbia	7,412	1,276
Manitoba	112,240	110,964
Saskatchewan	46,452	36,923
Total	243,074	190,378

Notes:
(1) "Gross" refers to the total acres in which the Company has an interest.
(2) "Net" refers to the total acres in which the Company has an interest, multiplied by the percentage working interest therein owned by the Company.

Capital Expenditures

The following table sets forth the exploration and development expenditures by the Company incurred during the periods indicated.

	Nine months ended September 30	Year ended December 31	Year ended December 31	Period ended December 31
	2000	1999	1998	1997
		($ thousands)		
Land	370	440	1,046	-
Geological and geophysical	1,068	396	516	-
Drilling and completions	6,569	6,989	8,742	763
Equipping and facilities	3,447	5,650	1,605	-
Acquisitions/Dispositions	2,147	4,822	3,305	8,345
Capitalized overhead	432	395	346	-
Other	35	110	154	38
Total	14,068	18,802	15,714	9,146

Oil and Natural Gas Wells

The following table sets forth the Company's interest in all working interest wells as at September 30, 2000 which were producing or which the Company considers to be capable of production:

Field	Producing Wells				Shut-in Wells(1)			
	Oil		Natural Gas		Oil		Natural Gas	
	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
Alberta								
Two Creek	9.0	7.2	1.0	0.8	2.0	1.6	1.0	0.8
Whitecourt	-	-	4.0	2.0	1.0	0.6	6.0	3.3
Other	-	-	-	-	-	-	3.0	2.3
British Columbia								
Milo	-	-	2.0	0.5	-	-	-	-
Saskatchewan								
Rocanville	29.0	15.3	-	-	-	-	-	-
Alameda	22.0	12.0	-	-	1.0	0.6	-	-

Kisbey / Clarilaw	15.0	13.7	-	-	12.0	10.9	-	-
Ingoldsbly	17.0	5.9	-	-	4.0	0.4	-	-
Steelman	59.0	10.0	-	-	39.0	11.2	-	-
Wapella	5.0	5.0	-	-	3.0	2.1	-	-
Wordsworth	8.0	4.5	-	-	4.0	2.8	-	-
Other	58.0	15.0	-	-	22.0	10.2	-	-
Manitoba								
Birdtail	20.0	20.0	-	-	2.0	2.0	-	-
Virden	10.0	10.0	-	-	2.0	1.5	-	-
Total	252.0	118.6	7.0	3.3	92.0	43.7	10.0	6.4

Notes:

(1) "Shut-in" wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets, uneconomic production or other reasons. Shut-in wells in which the Company has an interest are located no further than 15 kilometres from gathering systems, pipelines or other means of transportation.

(2) "Gross" wells are the total number of wells in which the Company has an interest.

(3) "Net" wells are the aggregate of the numbers obtained by multiplying each gross well by the Company's percentage working interest therein.

Production History

The following table summarizes the Company's share of sales of natural gas, crude oil and natural gas liquids production before deduction of royalties during the periods indicated:

	Nine months ended September 30	Year ended December 31	Year ended December 31	10 days ended December 31
	2000	1999	1998	1997
Crude Oil and NGLs				
Total (bbls)	344,611	293,147	239,256	3,294
Average daily (bbls/d)	1,258	803	655	366
Natural Gas				
Total (mcf)	1,647,428	1,380,998	-	-
Average daily (mcf/d)	6,013	3,784	-	-

Current daily corporate production is approximately 1,750 bbls of crude oil and NGLs and 5,550 mcf of natural gas.

Drilling History

During the periods indicated, the Company drilled or participated in the drilling of the following wells:

	Nine months ended September 30, 2000		Year ended December 31, 1999		Year ended December 31, 1998		10 days ended December 31, 1997	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Crude Oil	7	3.2	4	2.2	16	14.1	3	3
Natural Gas	5	2.7	9	4.7	6	4.1	-	-
Dry	5	2.6	3	2.3	9	7.7	1	1
Total	17	8.5	16	9.1	31	25.8	4	4

Notes:

(1) "Gross" means the number of wells in which the Company has a working interest.

(2) "Net" means the aggregate of the numbers obtained by multiplying each gross well by the Company's percentage working interest therein.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

The following discussion and analysis is qualified by and should be read in conjunction with the disclosure contained throughout this prospectus.

Nine months ended September 30, 2000 compared to nine months ended September 30, 1999

Production and Revenues

Revenues from crude oil, liquids and natural gas sales increased by 194% to $20.1 million for the nine months ended September 30, 2000 from $6.8 million during the same period in 1999. This increase can be attributed to a 70% increase in average daily production to 1,859 boe/d in 2000 from 1,093 boe/d in 1999. Strong commodity prices also contributed to the increase in revenues for the period. Crude oil and liquids prices increased 85% to $39.08 per bbl and natural gas prices increased 49% to $4.03 per mcf versus $21.09 per bbl and $2.70 per mcf, respectively, during the same period in 1999.

Royalties

Royalties increased 201% to $4.6 million for the nine months ended September 30, 2000 from $1.5 million during the same period in 1999 due to increased production and increased commodity prices. The average royalty rate for the Company was 23% during the first nine months of 2000, versus 22% during the same period in 1999. Progress continued to benefit from Crown royalty and mineral tax reduction programs in both Saskatchewan and Manitoba, however, this was offset by the price sensitivity of certain crown royalties, the addition of natural gas crown royalties in British Columbia and Alberta and the addition of overriding royalties payable on natural gas production from farm-ins.

Operating Expenses

Operating expenses increased to $3.0 million for the first nine months of 2000 from $1.4 million during this period in 1999. The average cost per boe for operating expenses increased 27% to $6.00 per boe for the first nine months of 2000 from $4.72 per boe in 1999. This increase is largely attributed to operating expenses incurred in Southeast Saskatchewan/Manitoba to repair and reactivate numerous wells and facilities acquired through acquisitions in late 1999 and in July 2000. Additional operating costs were also incurred due the unseasonable weather experienced during the spring and summer of 2000.

General and Administrative Expenses

General and administrative expenses increased 13% to $0.5 million for the first nine months of 2000 from $0.4 million in 1999. On a boe basis, the increase in general and administrative expenses decreased 34% to $0.90 per boe for the nine months ended September 30, 2000 compared to $1.37 per boe for the same period in 1999. This resulted mainly from the production rates increasing at a faster pace than the increase in full-time and contract staff. For accounting purposes, Progress capitalizes general and administrative expenses associated with Company's exploration and development activities.

Interest Income and Expense

Interest expense increased to $0.7 million for the first nine months of 2000 from $0.2 million in the same period of 1999. This was due to the increase in debt levels in 2000. Progress' long-term debt as at September 30, 2000 was $15.9 million.

Depletion and Depreciation

For the nine months ended September 30, 2000, depletion and depreciation of capital assets and the provision for site restoration and abandonments increased 99% to $4.3 million from $2.2 million during the same period in 1999. This increase was the result of substantial capital spending on development projects that increased production volumes.

Income and Capital Taxes

Income taxes (future and current) increased 588% for the first nine months of 2000 to $2.9 million from $0.4 million for the first nine months of 1999. Increased pre-tax income that resulted from substantial gains in production volumes and commodity prices is attributed to the increase in income taxes. Renouncements of tax pools to flow-through shareholders over the past three years has required the Company to maximize claims of other tax pools which have had a significant impact on the relative proportion of capital assets to tax pools.

The above reasons have also resulted in the Company recording a provision for current taxes for the nine months ended September 30, 2000.

Capital taxes increased to $0.4 million for the nine months ended September 30, 2000 from $0.1 million during the same period in 1999. This continues to reflect the growth in size of the Company and the increase in the Saskatchewan resource surcharge that is associated with higher production from Southeast Saskatchewan.

Liquidity and Capital Resources

Progress has financed its year to date 2000 capital program mainly through a combination of cash flow from operations and debt. As at September 30, 2000, Progress had borrowed $15.9 million on its $22.0 million demand revolving/reducing credit facility. This loan facility is subject to semi-annual and annual reviews by the lender and requires no principal repayments provided certain covenants are met with respect to asset coverage tests. These asset coverage tests were met by Progress during the last review in June 2000. The Company's September 30, 2000 working capital deficit was $0.7 million.

Year ended December 31, 1999 compared to year ended December 31, 1998

Production and Revenue

Revenues from crude oil, liquids and natural gas sales increased by 158% to $11.2 million in 1999 from $4.3 million in 1998. This increase can be attributed to an 80% increase in average daily production to 1,181 boe in 1999 from 655 boe in 1998. Progress produced a daily average of 803 bbls of oil and liquids and 3,784 mcf of natural gas in 1999 versus 655 bbls of oil in 1998.

Average pricing on oil and liquids increased 35% to $24.38 per bbl from $18.10 per bbl in 1998. Average natural gas prices for 1999 were $2.91 per mcf.

Royalties

Royalties increased 292% to $2.5 million in 1999 from $0.6 million in 1998, due mainly to increased production. The average royalty rate for the Company was 23% in 1999, representing an 8% increase over 1998. Progress continued to benefit from Crown royalty and mineral tax reduction programs in both Saskatchewan and Manitoba, however, this was offset by the price sensitivity of certain crown royalties, the addition of natural gas crown royalties in British Columbia and Alberta and the addition of overriding royalties payable on natural gas production from farm-ins. Progress recorded no Alberta royalty tax credit ("ARTC") for 1999 as a result of the requirement that the tax credit be apportioned between Progress and its majority shareholder. Progress' percentage of eligible production in relation to that of the major shareholder was immaterial.

Operating Expenses

Operating expenses increased to $2.2 million in 1999 from $1.1 million in 1998. The average cost per boe for operating expenses increased 6% to $5.01 per boe in 1999 from $4.73 per boe. This was due largely to increased production volumes during the year and the acquisition of higher operating cost properties in Southeast Saskatchewan/Manitoba in October 1999.

General and Administrative Expenses

General and administrative expenses increased 97% to $0.5 million in 1999 from $0.3 million in 1998. On a boe basis, the increase in general and administrative expenses was 9% to $1.26 per boe in 1999 from $1.16 per boe in 1998. This resulted from the increase in staff members and head office space during the year. For accounting purposes, Progress capitalizes general and administrative expenses associated with Company operated exploration and development activities.

Interest Income and Expense

Interest expense increased to $0.3 million in 1999 from $0.04 million in 1998 and interest income was reduced to $0.002 million in 1999 from $0.1 million in 1998. This was due primarily to the increase in debt levels in 1999 whereas Progress had surplus cash in short term investments and no debt in 1998. Progress' long-term debt as at December 31, 1999 was $9.4 million.

Depletion and Depreciation

In 1999, depletion and depreciation of capital assets and the provision for site restoration and abandonments increased 100% to $3.4 million in 1999 from $1.7 million in 1998. This increase was the direct result of increased high production volumes and the increase finding and development costs which is largely attributed to the increased spending on facilities to tie-in new production.

Income and Capital Taxes

Future income taxes increased 360% in 1999 to $0.9 million from $0.2 million in 1998 due to the Company's higher pre-tax income. Progress' effective tax rate increased to 40% in 1999 from 28% in 1998. This increase is attributed to flow-through share renouncements that the Company has made over the past three years. As a result of the renouncements, the Company had to maximize claims of other tax pools which had a significant impact on the relative proportion of capital assets to tax pools.

Capital taxes increased to $0.23 million in 1999 from $0.17 million in 1998. This reflects the increased size of the Company and the increase in the Saskatchewan resource surcharge that was associated with higher production from Southeast Saskatchewan.

Year ended December 31, 1998 compared to 10 day period ended December 31, 1997

Production and Revenues

Revenues from crude oil sales increased to $4.3 million in 1998 from $0.08 million in 1997. As a result of falling oil prices during the year, the average price received for oil dropped to $18.10 per bbl in 1998 from $24.68 per bbl in 1997. However, this decrease was offset by the Company's gains in average daily production to 655 bbls in 1998 from 366 bbls in 1997. Most of the production gains can be attributed to the Company's Wordsworth field in southeast Saskatchewan and its Two Creek field in the Whitecourt area.

Royalties

Overall royalties increased to $0.6 million in 1998 from $0.01 million in 1997 as a result of increased production. The average royalty rate for the Company was 15% in 1998, representing a 3% decrease over 1997. Progress benefited from Crown royalty and mineral tax reduction programs in both Saskatchewan and Manitoba that reduced our overall Crown royalty expense. Progress had no ARTC for 1998 as a result of eligible wells coming on production late in the year and the requirement that the tax credit be apportioned between Progress and its majority shareholder.

Operating Expenses

Progress operated 100% of its total production in 1998, providing it with control over operating techniques and costs. Operating expenses, as a percentage of oil and gas revenue, increased to 26% in 1998 from 22% in 1997. This increase is attributed to the lower oil prices received in 1998. However, on an average cost per boe, operating expenses fell $0.77 per boe or 14%, due to higher production volumes and the Company's cost-control efforts.

General and Administrative Expenses

General and administrative expenses increased during 1998 to $0.3 million due to the hiring of all staff members at the beginning of the year and other costs associated with making the Company operational. General and administrative expenses decreased 75% to $1.16 per boe in 1998 from $4.58 per boe in 1997. This decrease reflects the Company's high operatorship of its properties and the related recoveries.

Interest Expense

Progress incurred $0.04 million in interest expense in 1998 due primarily to interest charges related to Canadian Exploration Expense renounced to flow-through shareholders effective December 31, 1997 under the "look back rule". This amount was offset by $0.15 million in interest income from the investing of surplus cash during 1998.

Depletion and Depreciation

In 1998 depletion and depreciation of capital assets and the provision for site restoration and abandonment increased to $1.7 million from $0.03 million in 1997, reflecting higher production volumes. The average depletion rate decreased 16% to $7.13 per boe in 1998 from $8.50 per boe in 1997.

Income and Capital Taxes

Future income taxes in 1998 rose to $0.2 million due to the growth experienced by the Company. The Company's low effective tax rate of 28% was attributable to the high resource allowance received by the Company due to the large proportion of freehold production in southeast Saskatchewan. The Company recorded no income tax provision in 1997 as a result of reporting only 10 days of operations.

Capital taxes increased to $0.2 million in 1998 due mainly to reporting a full year of results and incurring an additional Saskatchewan resource surcharge that was associated with higher production from southeast Saskatchewan.

USE OF PROCEEDS

No portion of the proceeds of the offering will be received by the Company. Northrock will use the proceeds of this offering to repay existing bank debt.

DETAILS OF THE OFFERING

Private Placement and Agency Agreement

Pursuant to the Agency Agreement, Northrock sold, on November 29, 2000, 7,650,000 Special Warrants at a price of $2.43 per Special Warrant, resulting in gross proceeds to Northrock of $18,589,500. The Special Warrants were purchased pursuant to prospectus exemptions. The Special Warrants were issued under a special warrant indenture (the "Special Warrant Indenture") dated November 29, 2000 among Northrock Resources Ltd., Northrock Resources and Montreal Trust Company of Canada (the "Trustee"). In connection with the issue and sale of the Special Warrants, Northrock paid a fee to the Agent of $0.06 for each Special Warrant issued. No additional fee will be paid to the Agent in connection with the distribution of the Common Shares upon the exercise of the Special Warrants.

Each Special Warrant entitles the holder thereof to acquire (subject to adjustment as provided by the Special Warrant Indenture) one Common Share at no additional cost, at any time prior to 4:30 p.m. (Calgary time) on the earlier of: (a) the fifth business day after the Final Receipt Date, provided that, in the case of the Escrowed Shares, regulatory approval to the transfer of the Escrowed Shares to the applicable Special Warrantholder has been obtained or the Escrowed Shares have been released from escrow pursuant to the terms and conditions of the Escrow Agreement (failing which the aforementioned five business day period shall commence with respect to the Escrowed Shares on the date of such regulatory approval or release provided that the Final Receipt Date has passed prior thereto); and (b) the Time of Expiry. Any Special Warrant which has not been exercised prior to the Time of Expiry, and which has not been cancelled in accordance with the terms of the Special Warrant Indenture will be deemed to have been exercised by the holder thereof without any further action on the part of such holder or Northrock immediately prior to the Time of Expiry. Since the date of issuance, no Special Warrants have been exercised.

All of the subscription proceeds, except the subscription proceeds attributable to Special Warrants exercisable into Escrowed Shares, in respect of the Special Warrants were released to Northrock on the Closing Date. On November 29, 2000, $3,280,500 of the gross proceeds to Northrock from the sale of the Special Warrants were deposited with Montreal Trust Company of Canada pursuant to a trust agreement (the "Trust Agreement"), which funds represent the gross proceeds relating to the 1,350,000 Special Warrants exercisable into Escrowed Shares. These funds are not releaseable to Northrock pursuant to the terms of the Trust Agreement until regulatory approval to the transfer of the Escrowed Shares to the applicable Special Warrantholder has been obtained or the Escrowed Shares have been released from escrow pursuant to the terms and conditions of the Escrow Agreement. On December 18, 2000, 450,000 Escrowed Shares were released from escrow. Pursuant to the Trust Agreement $1,093,500 was paid to Northrock.

Holders of Special Warrants who wish to exercise the Special Warrants held by them on or prior to the Time of Expiry should complete the exercise forms on the Special Warrant certificates and deliver the certificates and the executed exercise forms to the Trustee at its principal office in Calgary, Alberta. Subsequent to the Time of Expiry, certificates representing Special Warrants cease to evidence Special Warrants and represent only the right of the registered holder to receive the number of Common Shares attributable, subject to adjustment in certain circumstances, to the number of Special Warrants indicated on the certificate.

This prospectus is being filed in the Province of Alberta to qualify the distribution of the Common Shares to be issued upon the exercise of the Special Warrants.

Common Shares issued to holders of Special Warrants in any province in which a receipt for this prospectus has not been issued may be subject to resale restrictions contained in applicable securities legislation.

Pursuant to the Agency Agreement, Northrock and Progress have agreed to indemnify the Agent and its directors, officers and employees against certain liabilities.

Shareholder Agreement

Concurrent with the closing of the offering of Special Warrants, ARC Canadian Energy Venture Fund 2 ("ARC") and the Company entered an agreement whereby the Company agreed to exercise such powers that are within its control to cause management of the Company to nominate one representative proposed by ARC for election to the board of directors of the Company. ARC maintains this right so long as it continues to hold Common Shares (or securities convertible into Common Shares) representing at least 10% of the votes attached to the outstanding Common Shares and Class B Shares in the capital of the Company. ARC's initial representative is John M. Stewart.

Voting Trust Agreement

Concurrent with the closing of the offering of Special Warrants, Northrock Resources Ltd., Northrock Resources, the holders of Special Warrants and Montreal Trust Company of Canada entered into an agreement (the "Voting Trust Agreement") whereby certain voting rights which attach to the Common Shares beneficially owned by Northrock will be exercised by Northrock, as Voting Trustee, in accordance with instructions from the holders of Special Warrants until such Special Warrants are exercised in accordance with their terms. The voting rights attached to the Escrowed Shares will not become subject to the terms of the Voting Trust Agreement until the earlier of : (i) the release from escrow of the Escrowed Shares in accordance with the terms of the Escrow Agreement; or (ii) the receipt from the Escrow Agent (as that term is defined in the Escrow Agreement), and all applicable regulatory authorities, of all requisite authorizations and approvals to permit the transfer within escrow of the Escrowed Shares to the Special Warrant Holders and which permit the voting rights attaching to the Escrowed Shares to be subject to the Voting Trust Agreement.

DIRECTORS AND OFFICERS

The name, address and principal occupation of each of the directors and senior officers of the Company are as follows:

Name and Municipality of Residence	Position Held	Principal Occupation
Kenneth J. Bowie Calgary, Alberta	President, Chief Executive Officer and a director	President of the Company
John D. Keating Calgary, Alberta	Vice President, Exploration and a director	Vice President, Exploration of the Company
John A. Brussa [(1)] Calgary, Alberta	Director	Partner, Burnet, Duckworth & Palmer LLP (a law firm)
Gary E. Perron [(1)] Calgary, Alberta	Director	Vice President and Managing Director of BMO Nesbitt Burns
John M. Stewart [(1)] Calgary, Alberta	Director	Vice-Chairman of ARC Financial Corporation (an investment management and merchant banking company)
Cameron M. Fraser Calgary, Alberta	Vice President, Land	Vice President, Land of the Company
Edward J. Kalthoff Calgary, Alberta	Vice President, Business Development	Vice President, Business Development of the Company
William J. Lewington Calgary, Alberta	Controller and Corporate Secretary	Controller and Corporate Secretary of the Company

Notes:
(1) Member of the audit committee
(2) The Company does not have an executive committee of its board of directors.

The background of the management of the Company and the principal occupations for the past five years of each of the directors and the officers of the Company are as follows:

Kenneth J. Bowie P. Eng. MBA, President, CEO, CFO and Director

Mr. Bowie has been the President and a director of the Company since October 1997. As a co-founder of the Company, Mr. Bowie is responsible for coordinating the senior management team in setting and implementing the strategic direction of the Company. He was directly involved in the hiring of all Progress staff and the successful completion of all financings for the Company. As a member of the

management team, Mr. Bowie concentrates on capital budgeting and reserve additions for the Company. Mr. Bowie was Chief Operating Officer, Vice President of Production and a Director of Interaction Resources Ltd. (a publicly traded oil and gas company) from 1993 to 1997.

John D. Keating, P. Geol., Vice President, Exploration and Director

Mr. Keating has been the Vice President, Exploration and a director of the Company since October 1997. As a co-founder of the Company, Mr. Keating was directly involved in negotiations for significant property acquisitions. He is responsible for coordinating the direction of the Company's exploration program. From October 1996 to October 1997 he was the exploration manager of Mountain Energy Ltd. From 1985 to October 1996, Mr. Keating was the Senior and later Chief Geologist for Resman Oil and Gas Ltd. (a private oil and gas company).

John A. Brussa, Director

Mr. Brussa has been a director of the Company since November 2000. Mr. Brussa has been a partner of the law firm Burnet, Duckworth & Palmer LLP since 1987. Mr. Brussa received his Bachelor of Laws degree from the University of Windsor in 1981 and currently serves as a director of a number of publicly listed resource corporations, a mutual fund trust, an investment dealer and several non-profit or charitable organizations.

Gary E. Perron, Director

Mr. Perron is a graduate of University of Manitoba (1977). Mr. Perron is currently a Vice-President and a Managing Director of BMO Nesbitt Burns. He was previously a director of Northrock Resources Ltd. and Amber Energy Inc. (each publicly traded oil and gas companies at the time of his directorship).

Mr. Perron has been a director of the Company since November 1997.

John M. Stewart, Director

Mr. Stewart has been a director of the Company since November 2000. Mr. Stewart has been Vice-Chairman of ARC Financial Corporation (an investment management and merchant banking company) since 1997 and prior thereto was Managing Director of ARC Financial Corporation.

Edward J. Kalthoff, P. Land, Vice President, Corporate Development

Mr. Kalthoff has been Vice President, Corporate Development of the Company since May 2000. His responsibilities include evaluating and negotiating major property and corporate acquisition opportunities in order to provide the Company with growth opportunities through acquisition activities. From 1999 to 2000, Mr. Kalthoff was Manager, Southern Alberta Land Group & New Ventures at Ulster Petroleum Ltd. (a publicly traded oil and gas company) From 1997 to 1999, Mr. Kalthoff was President of Echelon Energy Inc. (a private oil and gas company). From 1996 to 1997, Mr. Kalthoff was Vice President, Land at Grad & Walker Energy Corporation.

Cameron M. Fraser, P. Land, Vice President, Land

Mr. Fraser has been Vice President, Land of the Company since January 1998. As such, Mr. Fraser has been instrumental in establishing the Company's mineral land base which serves as the basis for its exploration growth. From 1992 to 1997, Mr. Fraser was the Land Manager at Newport Petroleum Corporation (a publicly traded oil and gas company).

William J. Lewington, CMA., Controller and Corporate Secretary

Mr. Lewington has been the Controller of the Company since April 1998 and Corporate Secretary since February 1999. As such, Mr. Lewington has been responsible for setting and implementing the Company's accounting policies, internal controls and reporting procedures. Mr. Lewington's responsibilities also include all aspects of accounting, treasury, taxation, corporate compliance, communications and reporting to shareholders and communications with business associates in the banking and securities industries. From 1994 to 1998, Mr. Lewington was the Operations Accounting Supervisor at Penn West Petroleum Ltd. (a publicly traded oil and gas company).

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation earned during the fiscal period from incorporation to December 31, 1999 by the chief executive officer and the other policy-making executive officers of the Company ("named executive officer") whose salary plus bonus in the year ended December 31, 1999 was in excess of $100,000.

	Annual Compensation				Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Period Ended	Salary	Bonus	Other Annual Compensation[(1)(3)]	Securities Under Options/SARS Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compensation[(1)]
		($)	($)	($)	(#)	($)	($)	($)
Kenneth J. Bowie	1999	99,960	-	-	25,000/ -	-	-	-
President & CEO	1998	91,020	7,500	-	- / -	-	-	-
	1997	-	-	-	200,000/ -	-	-	-

Notes:

(1) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus of the named executive officers for any of the years indicated.

(2) Mr. Bowie commenced employment with the Company in December 1997.

Stock Option Grants During the Year Ended December 31, 1999

The following table sets forth information in respect of options granted to the named executive officer during the most recently completed financial year.

Name	Securities Under Options Granted (#)	% of Total Options Granted in 1999	Exercise Price ($/Share)	Market Value of Shares on the Date of Grant ($/Share)	Expiry Date
Kenneth J. Bowie	25,000	9.2	1.87	1.87	March 10, 2004

The Company had no plan for any of its employees involving stock appreciation rights during 1999.

Aggregated Option Exercises During the Fiscal Period Ended December 31, 1999, and Year-End Option Values

The following table sets forth certain information with respect to options to acquire Common Shares of the Company held by the named executive officer during the fiscal period ended December 31, 1999. No options were exercised during 1999.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 1999 (#) Exercisable / Unexercisable	Value of Unexercised in-the-Money Options at December 31, 1999[(1)] ($) Exercisable / Unexercisable
Kenneth J. Bowie	-	-	150,000 / 75,000	$300,000 / $115,750

Note:

(1) Based on the closing price of the Common Shares on the Canadian Venture Exchange of $2.50 per share as of the noted date.

Employment Contracts and Termination of Employment

Mr. Bowie has an employment contract from the Company to compensate him in the event of the termination of employment (resignation or change of control) or a change in responsibilities following a change in control of the Company. Compensation to be received varies between one or two times Mr. Bowie's then annual salary, depending on the nature of the termination of employment. Other members of the management team have similar employment contracts.

Indebtedness of Directors, Executive Officers and Senior Officers

At no time during the most recently completed fiscal year was there any indebtedness of any director or officer, or any associate of any such director or officer to the Company or to any other entity which is, or at any time since the beginning of the most recently completed financial period, been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

Compensation of Directors

To date, the directors of the Company have not received any cash compensation for acting as directors of the Company, but they are entitled to reimbursement for out-of-pocket expenses for attendance at meetings of the Board and committees of the Board. The directors do participate in the incentive stock option plan. During 1999, Mr. Perron and Mr. Grant B. Fagerheim, who did not stand for re-election to the board of directors in 2000, were each granted options to acquire 40,000 Common Shares at an exercise price of $1.87 per share. The options vest at 25% per year commencing on the first anniversary of the date of grant. The expiry date for Mr. Perron's grant is March 10, 2004 whereas Mr. Fagerheim's grant, after exercising 10,000 vested options at $1.87 per share, expired following his ceasing to be a director of the Company.

Retirement Plans

The Company has no pension or retirement plans.

STOCK OPTIONS

The Company has an incentive stock option plan (the "Plan"). Pursuant to the Plan, the directors of the Company may from time to time, at their discretion, grant to directors, officers, employees and consultants of the Company, or any of its subsidiaries, an option to purchase Common Shares. The exercise price for any optioned Common Shares shall be fixed by the directors, subject to the limitations of any stock exchange on which the Common Shares are listed. The options are non-assignable and non-transferable.

The following table sets forth the details with respect to all options which have been granted by the Company and are currently outstanding:

Option Holder	Number of Common Shares Under Option	Date of Grant	Exercise Price Per Common Share	Expiry Date
Executive Officers (5)	100,000	December 12, 1997	$ 0.50	December 12,2002
	25,000	March 10, 1999	1.87	March 10, 2004
	75,000	April 12, 2000	2.00	April 12, 2005
	100,000	December 12, 1997	0.50	December 12, 2002
	75,000	January 16, 1998	0.50	January 16, 2003
	50,000	April 24, 1998	2.16	April 24, 2003
	53,750	March 10, 1999	1.87	March 10, 2004
	166,250	April 12, 2000	2.00	April 12, 2005
	130,000	May 30, 2000	2.70	May 30, 2005
Directors (1)	40,000	March 10, 1999	1.87	March 10, 2004
Employees (7)	75,000	December 12, 1997	0.50	December 12, 2002
	125,000	January 16, 1998	0.50	January 16, 2004
	10,000	December 1, 1998	1.87	December 1, 2004
	5,000	December 14, 1998	1.87	December 14, 2003
	52,500	March 10, 1999	1.87	March 10, 2004
	60,000	May 1, 1999	2.20	May 1, 2004
	60,000	December 1, 1999	2.25	December 1, 2004
	153,750	April 12, 2000	2.00	April 12, 2005
Total:	1,356,250			

CAPITALIZATION

The following sets forth the capitalization of the Company as at the dates indicated.

	Authorized	Outstanding as at September 30, 2000(1)(2)(3)	Outstanding as at January 31, 2001(1)(2)
		(unaudited)	(unaudited)
		($Thousands)	
Long-term debt	-	15,939	16,409
Common Shares	Unlimited	10,705 (15,066,400 shares)	10,594 (14,963,700 shares)
Class B Shares	Unlimited	6,483 (1,170,000 shares)	6,483 (1,170,000 shares)

Notes:

(1) The Company has a $25 million revolving / reducing demand credit facility with a Canadian chartered bank which is secured by a fixed and floating charge debenture of $50 million over all of the assets of the Company. The facility is available in the form of direct advances or banker's acceptances and bears interest at the bank's prime rate or current banker's acceptance rates plus a 1% stamping fee, respectively.

(2) At January 31, 2001, the Company had outstanding options to purchase an aggregate of 1,356,250 Common Shares pursuant to its stock option plan.

(3) As at September 30, 2000, the Company had retained earnings of $4.5 million, a provision for site restoration and abandonment in the amount of $0.7 million and future income taxes of $9.9 million.

DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of Class B Shares, both without par value.

Common Shares

The holders of the Common Shares are entitled to dividends, if, as and when declared by the Board of Directors pro rata with the Class B Shares; to one vote per share at any meeting of the shareholders of the Company; and upon liquidation to receive, pro rata with the Class B Shares, all assets of the Company as are distributable to the holders of shares.

Class B Shares

The Class B Shares have the same rights, privileges, restrictions and conditions as the Common Shares, however, they are convertible at the option of the Company at any time after December 31, 1999 and before December 31, 2002, into Common Shares. The number of Common Shares obtained on conversion of each Class B Share will be equal to $10 divided by the greater of $1 and the then current market price of the Common Shares. If the conversion has not occurred by the close of business on December 31, 2002, the Class B Shares will be deemed to have become converted into Common Shares on the same basis effective on January 31, 2003.

PRINCIPAL SHAREHOLDERS

The only shareholders who own, or are known by the Company to own, of record or beneficially, either directly or indirectly, more than 10% of the issued and outstanding voting shares of the Company are as follows:

	Designation of Class	Type of Ownership	Number of Shares(1)	Percentage of Class Before Giving Effect to the Offering	Percentage of Class After Giving Effect to the Offering
Northrock Resources Ltd. Calgary, Alberta	Common Shares	beneficial, indirectly held through Northrock Resources	6,000,000 Common Shares	39.9	-
		beneficial, held of record	1,650,000 Common Shares	11.0	-

ARC Canadian Energy Venture Fund 2[2] Calgary, Alberta	Common Shares	control or direction	-	-	20.8
Gary E. Perron[3] Calgary, Alberta	Common Shares	beneficial, direct and indirect	1,077,000 Common Shares	7.2	17.8
	Class B Shares		11,150 Class B Shares	1.0	1.0

Note:

(1) As at December 15, 2000. This information, not being within the knowledge of the Company, has been furnished by the persons listed above.

(2) John M. Stewart, a director of the Company, is Vice-Chairman of ARC Financial Corporation. An affiliate of ARC Financial Corporation is the manager of ARC Canadian Energy Venture Fund 2, which fund acquired 3,125,000 Special Warrants. See "Details of the Offering - Shareholder Agreement".

(3) Mr. Perron is a director of the Company.

As at December 15, 2000, the number of Common Shares or Class B Shares beneficially owned, directly or indirectly, by all directors and senior officers of the Company and their associates, as a group, was 2,416,500 Common Shares and 15,950 Class B Shares, being 16.1% and 1.4% of the issued and outstanding Common Shares and of the issued and outstanding Class B Shares, respectively, of the Company. As at December 15, 2000, after giving effect to the exercise of the Special Warrants and excluding Common Shares to be acquired by ARC Canadian Energy Venture Fund 2 as described under "Principal Shareholders" above, the directors and senior officers of the Company and their associates as a group, beneficially owned, directly or indirectly, 4,057,500 Common Shares and 15,950 Class B Shares or approximately 27.0% and 1.4% of the issued and outstanding Common Shares and Class B Shares, respectively.

PRIOR SALES

The only sales of Common Shares in the past 12 months by the Company were as follows::

Date of Issue	Number of Shares Issued	Issue Price Per Share	Aggregate Issue Price	Nature of Consideration Received
December 31, 1999	20,000[3]	$ 2.35	$ 47,000	Cash
April 7, 2000	475,000[2]	0.50	237,500	Cash
June 28, 2000	10,000[2]	1.87	18,700	Cash
September 22, 2000	4,000[1]	2.55	10,200	Cash
September 22, 2000	12,500[3]	2.80	35,000	Cash

Notes:

(1) Relates to the issuance of common shares on a private placement basis for cash.

(2) Relates to the issuance of Common Shares issued on exercise of stock options.

(3) Relates to the issuance of "Flow-through" Common Shares on a private placement basis for cash.

ESCROWED SHARES

Pursuant to an agreement dated December 30, 1997 (the "Escrow Agreement") among the Company, Montreal Trust Company of Canada (the "Custodian") and certain shareholders, an aggregate of 1,215,000 Common Shares owned or controlled by such shareholders, including Messrs. Bowie, Keating and Perron are currently held by the Custodian. These shares will be released as to 607,500 on each of December 18, 2001 and December 18, 2002. 900,000 of the Common Shares issuable on exercise of the Special Warrants are subject to the Escrow Agreement.

DIVIDEND RECORD AND POLICY

The Company has not declared or paid any dividends on any of its shares since incorporation. It is intended that the Company will not pay any dividends in the near future and that future earnings will be retained to finance further expansion of the business and operations of the Company. Any decision to pay dividends on the Common Shares or Class B Shares will be made by the board of directors on the basis of the Company's earnings, financial requirements and other conditions existing at such future time.

PRICE RANGE AND TRADING VOLUME OF COMMON SHARES

The Common Shares are listed on the Canadian Venture Exchange and trade under the symbol "PGX". The following table sets out the high and low price for board lot trades and the volume of trading of the Common Shares as reported by the Canadian Venture Exchange (or its predecessor, The Alberta Stock Exchange) for the periods indicated.

	Price Range ($)		
	High	Low	Trading Volume
1998			
Third Quarter	2.25	1.40	52,500
Fourth Quarter	3.00	1.60	13,008
1999			
First Quarter	2.75	1.55	113,600
Second Quarter	3.00	2.05	101,500
Third Quarter	3.10	2.40	113,010
Fourth Quarter	2.88	2.00	216,202
2000			
First Quarter	2.80	1.75	343,200
Second Quarter	3.06	2.00	664,199
July	2.85	2.70	50,700
August	2.85	2.45	57,500
September	2.79	2.40	70,700
October	2.60	2.30	32,900
November	2.75	2.30	173,388
December	3.00	2.50	100,000
2001			
January	2.80	2.45	135,800
February (1 - 26)	3.35	2.45	107,700

Note:
(1) The closing price of the Common Shares on the Canadian Venture Exchange on February 26, 2001, as reported by such exchange, was $3.35 per share.

RISK FACTORS

An investment in the Common Shares should be considered speculative due to the nature of the Company's involvement in the exploration, development and production of oil and natural gas. Exploration for oil and natural gas involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The reserve and recovery information contained in the Paddock Report are only estimates and the actual production and ultimate reserves from the Company's properties may be greater or less than the estimates prepared by Paddock. There is no assurance that further commercial quantities of oil and natural gas will be discovered by the Company.

Investors must rely upon the experience and expertise of management of the Company. The Company's continued success is dependent upon its ability to attract and retain experienced management. Failure to retain key employees or to attract and retain additional key employees with necessary skills could have a materially adverse impact on the Company's growth and profitability. **Certain directors of the Company are associated with other resource companies which may give rise to a conflict of interest from time to time.**

The future development of the Company's oil and natural gas properties may require additional financing and there are no assurances that such financing will be available or, if available, be available upon terms acceptable to the Company.
The Company's operations are subject to the risks normally incidental to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blow-outs and fires, all of which could result in personal injuries, loss of life and damage to property of the Company and others. In accordance with customary industry practice, the Company is not fully insured against all of these risks, nor are all such risks insurable. As referred to under "Industry Conditions - Environmental Regulation", environmental regulation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The Company expects it will be able to fully comply with all regulatory requirements in this regard.

The marketability and price of oil and natural gas which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. The ability of the Company to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. The Company is also subject to market fluctuations in the prices of oil and natural gas, deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. The Company is also subject to a variety of waste disposal, pollution control and similar environmental laws. The oil and natural gas industry is intensely competitive and the Company must compete in all aspects of its operations with a substantial number of other corporations which have greater technical or financial resources.

Title to oil and natural gas interests is often not capable of conclusive determination without incurring substantial expense. In accordance with industry practice, the Company conducts such title reviews in connection with its principal properties as it believes are commensurate with the value of such properties.

The Company does not anticipate paying any dividends on its outstanding Common Shares or Class B Shares in the foreseeable future. See "Dividend Record and Policy".

See also "Conflicts of Interest".

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. Outlined below are some of the more significant aspects of the legislation, regulations and agreements governing the oil and natural gas industry. All current legislation is a matter of public record and the Company is unable to predict what additional legislation or amendments may be enacted.

Pricing and Marketing - Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board ("NEB"). Any oil export to be made pursuant to a contract of longer duration requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

Pricing and Marketing - Natural Gas

In Canada, the price of natural gas sold is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that export contracts in excess of 2 years must continue to meet certain criteria prescribed by the NEB and the Government of Canada. As is the case with oil, natural gas exports for a term of less than 2 years must be made pursuant to an NEB order, or, in the case of exports for a longer duration, pursuant to an NEB licence and Governor in Council approval.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

The North American Free Trade Agreement

On January 1, 1994, the North American Free Trade Agreement ("NAFTA") among the governments of Canada, the U.S. and Mexico became effective. The NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the U.S. or Mexico will be allowed provided that the restrictions are justified under certain provisions of the General Agreement on Tariffs and Trade then only if the export restrictions do not: (i) reduce the proportion of energy resources exported relative to the total supply of the energy resource (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

The NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quantity of the petroleum product produced.

From time to time the governments of Canada and Alberta have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced production projects.

Regulations made pursuant to the *Mines and Minerals Act* (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil royalty rates vary from province to province. In Alberta oil royalty rates vary between 10% and 35% for oil and 10% and 30% for new oil. New oil is applicable to oil pools discovered after March 31, 1974 and prior to October 1, 1992.

Effective January 1, 1994, the calculation and payment of natural gas royalties became subject to a simplified process. The royalty reserved to the Crown, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory natural gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 continues to be eligible for a royalty exemption for a period of 12 months, or such later time that the value of the exempted royalty quantity equals a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible natural gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC program is based on a price-sensitive formula, and the ARTC rate currently varies between 75% for prices for oil at or below $100 per cubic metre and 25% for prices above $210 per cubic metre. The ARTC rate is currently applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid to the provincial governments. These incentives increase the net income of the Company.

Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations and can affect the location and operation of wells and facilities and the extent to which exploration and development is permitted. In addition, legislation requires that well and facilities sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders. Environmental legislation in Alberta has undergone a major revision and has been consolidated into the *Environmental Protection and Enhancement Act*. Under the new Act, environmental standards and compliance for releases, clean-up and reporting are stricter and more onerous. Also, the range of enforcement actions available and the severity of penalties have been significantly increased. These changes will have an incremental effect on the cost of conducting operations in Alberta. This legislation rolled the previous processes for the review of major energy projects into a single environmental assessment process with public participation in the environmental and review process.

CONFLICTS OF INTEREST

There are potential conflicts of interest to which the directors and officers of the Company will be subject in connection with the operations of the Company. Some of the directors and officers are engaged and will continue to be engaged in the search for oil and gas interests on their own behalf and on behalf of other corporations, and situations may arise where the directors and officers will be in direct competition with the Company. The directors and officers of the Company will disclose to the board of directors of the Company any personal interest

they may have prior to the approval of any such transaction and will abstain from voting as a director for the approval of any such transaction. Conflicts, if any, will be subject to the procedures and remedies under the *Business Corporations Act* (Alberta).

MATERIAL CONTRACTS

Particulars of presently material contracts which have been entered into by the Company since its incorporation, other than contracts entered into in the ordinary course of business, are as follows:

a. Agency Agreement dated as of November 29, 2000 among the Selling Shareholders, Progress and the Agent; and

b. Shareholder Agreement dated as of November 29, 2000 between Progress and ARC Canadian Energy Venture Fund 2 (see "Details of the Offering - Shareholder Agreement").

A copy of these agreements may be inspected at the Calgary office of the Company, at the offices of the Alberta Securities Commission during normal business hours during the course of distribution of the Common Shares and for 30 days thereafter.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than the agreement described under "Details of the Offering - Shareholder Agreement", the directors, senior officers and principal shareholders of the Company (and the known associates and affiliates of such persons) have had no direct or indirect interest in any material transaction involving the Company other than as described herein.

LEGAL MATTERS

Certain legal matters in connection with this offering are being reviewed, on behalf of the Company, by Burnet, Duckworth & Palmer LLP, Calgary, Alberta, on behalf of the Agents, by Bennett Jones LLP, Calgary, Alberta and on behalf of Northrock by McCarthy Tétrault, Calgary, Alberta. The Company is not a party to any material legal proceedings at the present time.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Company are KPMG LLP, Chartered Accountants, 1200, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 4B9.

Computershare Investor Services Inc. (formerly Montreal Trust Company of Canada), at its principal offices in Calgary, Alberta and Toronto, Ontario is the registrar and transfer agent for the Common Shares.

PURCHASER'S STATUTORY RIGHTS

Securities legislation in Alberta provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. The securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies or damages are exercised by the purchaser within the time limit prescribed by securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

CONTRACTUAL RIGHT OF ACTION FOR RESCISSION

In the event that a holder of a Special Warrant, who acquires a Common Share upon the exercise of a Special Warrant as provided for in this prospectus, is or becomes entitled under applicable legislation to the remedy of rescission by reason of this prospectus or any amendment thereto containing a misrepresentation, the holder shall be entitled to rescission not only of the holder's exercise of its Special Warrant but also of the private placement transaction pursuant to which the Special Warrant was initially acquired and shall be entitled, in connection with such rescission, to a full refund of all consideration paid to Northrock on the acquisition of the Special Warrant. In the event the holder is a permitted assignee of the interest of the original Special Warrant subscriber, that permitted assignee shall be entitled to exercise the rights of rescission and refund described herein as if the permitted assignee was the original subscriber. The foregoing is in addition to any other right or remedy available to a holder of the Special Warrant under Section 168 of the *Securities Act* (Alberta) similar sections of other applicable securities legislation or otherwise at law.

AUDITORS' REPORT

To the Directors of Progress Energy Ltd.

We have audited the balance sheets of Progress Energy Ltd. as at December 31, 1999 and 1998 and the statements of earnings and retained earnings and cash flows for the years then ended and the ten day period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended and the ten day period ended December 31, 1997 in accordance with Canadian generally accepted accounting principles.

KPMG LLP
Chartered Accountants

Calgary, Canada
March 10, 2000 (except for note 8 which is as at
February 27, 2001)

BALANCE SHEETS

	As at September 30, 2000 (unaudited)	As at December 31, 1999	As at December 31, 1998
		($ Thousands)	
ASSETS			
Current			
Cash and short-term investments	$ -	$ -	$ 1,992
Accounts receivable	6,510	2,759	1,659
Deposits and prepaids	458	260	116
	6,968	3,019	3,767
Property, plant and equipment (note 2)	48,960	38,852	23,195
	$ 55,928	$ 41,871	$ 26,962
LIABILITIES			
Current			
Accounts payable and accrued liabilities	$ 7,642	$ 5,970	$ 6,449
Long-term debt (note 3)	15,939	9,418	-
Site restoration and abandonment	710	334	68
Future income taxes (note 5)	9,917	7,536	4,567
	$ 34,208	$ 23,258	$ 11,084
SHAREHOLDERS' EQUITY			
Share capital (note 4)	17,188	17,214	15,551
Retained earnings	4,532	1,399	327
Commitments (note 7)			
Subsequent events (note 8)			
	21,720	18,613	15,878
	$ 55,928	$ 41,871	$ 26,962

See accompanying notes

Approved on behalf of the Board:

(signed) Kenneth J. Bowie
Director

(signed) John D. Keating
Director

Progress Energy Ltd.

STATEMENTS OF EARNINGS AND RETAINED EARNINGS

	Nine Months Ended September 30		Years Ended December 31		Ten Day Period Ended December 31
	2000	1999	1999	1998	1997
	(unaudited)	(unaudited)			
			($ Thousands)		
Revenues					
Petroleum and natural gas	$ 20,104	$ 6,830	$ 11,160	$ 4,331	$ 81
Royalties	(4,577)	(1,521)	(2,514)	(642)	(14)
Interest	-	2	2	145	-
	15,527	5,311	8,648	3,834	67
Expenses					
Operating	3,055	1,409	2,162	1,132	18
General administrative	458	407	544	276	15
Interest	667	208	341	39	-
Depletion and depreciation	4,336	2,182	3,411	1,706	28
	8,516	4,206	6,458	3,153	61
Earnings before taxes	7,011	1,105	2,190	681	6
Taxes					
Capital taxes	370	136	234	168	-
Current income taxes	586	-	-	-	-
Future income taxes (note 5)	2,365	429	884	192	-
	3,321	565	1,118	360	-
Net earnings	3,690	540	1,072	321	6
Retained earnings, beginning of period	1,399	327	327	6	-
Redemption of shares	(557)	-	-	-	-
Retained earnings, end of period	$ 4,532	$ 867	$ 1,399	$ 327	$ 6
Net earnings per share (Note 4)			-	-	-
Basic	$ 0.19	$ 0.03	$ 0.06	$ 0.02	$ 0.00
Fully diluted	$ 0.18	$ 0.03	$ 0.06	$ 0.02	$ 0.00

See accompanying notes.

STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30, 2000 (unaudited)	Nine Months Ended September 30, 1999 (unaudited)	Years Ended December 31, 1999	Years Ended December 31, 1998	Ten Day Period Ended December 31, 1997
			($ Thousands)		
Cash provided by (used in):					
Operations					
Net earnings	$ 3,690	$ 540	$ 1,072	$ 321	$ 6
Depletion and depreciation	4,336	2,182	3,411	1,706	28
Future income taxes	2,365	429	884	192	-
Funds provided by operations	10,391	3,151	5,367	2,219	34
Net change in non-cash working capital	(2,277)	(3,069)	(1,723)	4,579	95
	8,114	82	3,644	6,798	129
Financing					
Increase in long-term debt	6,521	6,756	9,418	-	-
Issue of common shares, net of share issue costs	301	-	3,748	3,402	13,523
Redemption of shares, normal course issuer bid	(868)	-	-	-	-
	5,954	6,756	13,166	3,402	13,523
Investing					
Capital asset additions	(14,068)	(8,830)	(18,802)	(15,714)	(6,146)
Increase (decrease) in cash	-	(1,992)	(1,992)	(5,514)	7,506
Cash position, beginning of period	-	1,992	1,992	7,506	-
Cash position, end of period	$ -	$ -	$ -	$ 1,992	$ 7,506
Cash flow from operations per share					
Basic	$ 0.52	$ 0.17	$ 0.29	$ 0.14	$ 0.01
Fully diluted	$ 0.49	$ 0.16	$ 0.27	$ 0.11	$ 0.01

See accompanying notes.

1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of Progress Energy Ltd. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. The significant accounting policies are summarized below.

Oil and Natural Gas Operations

The Company follows the full cost method of accounting for petroleum and natural gas operations. All costs related to the acquisition of exploration for and development of petroleum and natural gas reserves are capitalized on a country-by-country cost center basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges of non-producing property, costs of drilling both productive and non-productive wells, petroleum and natural gas production equipment and overhead charges related to exploration and development activities.

Proceeds from the disposition of oil and gas properties are credited to the capitalized costs except for dispositions, which would significantly alter the rate of depletion and depreciation, in which case a gain or loss would be recorded.

Depletion and Depreciation

Capitalized costs in each cost center, together with estimated future capital costs associated with proven reserves, are depleted and depreciated using the unit-of-production method based on gross proven reserves of petroleum and natural gas as determined by independent engineers. For purposes of this calculation, reserves and production are converted to equivalent units of oil based on relative energy content. Costs of significant unproved properties are excluded from the depletion calculation.

In applying the full cost method, the Company restricts the capitalized costs less accumulated depletion and depreciation, future income taxes and the accumulated provision for future site restoration costs to an amount equal to estimated future net revenues from proven reserves, based on year-end prices and costs, plus unproved properties. Estimated future capital costs, recurring general and administrative expenses, future financing costs, future site restoration costs, and income taxes are deducted in determining future net revenues. Any costs carried on the balance sheet in excess of the ceiling test limits are charged to current operations as additional depletion.

A provision for future site restoration costs is calculated using the unit of production method. Costs are estimated each year by management based upon current regulations and industry practices. The annual charge is recorded as additional depletion and depreciation. Actual costs incurred are charged against the accumulated liability.

Office equipment is recorded at cost and is depreciated over the useful life of the assets on a declining balance basis at 20%.

Joint Operations

Substantially all of the exploration and production activities are conducted jointly with others and accordingly, the Company only reflects its proportionate interest in such activities.

Financial Instruments

The Company uses derivative financial instruments from time to time to hedge its exposure to commodity price and foreign exchange fluctuations. All transactions are related to an underlying physical position or to future oil and natural gas production and this hedging relationship is or is expected to be effective. The Company does not use derivative financial instruments for trading purposes.

Gains and losses on financial instruments designated as hedges are deferred and are recognized in the period and in the same financial category in which the revenues or expenses associated with the hedged transactions are recognized.

Measurement Uncertainty

The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Income Taxes

The Company follows the liability method of accounting for income taxes. Temporary differences arising from the differences between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Flow-Through Shares

The resource expenditure deductions for income tax purposes relate to exploratory and development activities funded by flow-through share arrangements and are renounced to investors in accordance with income tax legislation. An estimate of the additional tax liability to be incurred and included in the future tax provision is recognized and charged to share capital at the time the resource expenditure deductions for income tax purposes are renounced to investors.

Stock Based Compensation Plan

Consideration paid by directors, employees and consultants on the exercise of stock options under the stock option plan is recorded as share capital.

Comparative Figures

Certain prior year amounts have been reclassified to conform with the current year's presentation.

2. PROPERTY, PLANT AND EQUIPMENT

	As at September 30,	As at December 31,	
	2000	1999	1998
	(unaudited)		
	($ Thousands)		
Petroleum and natural gas properties	$ 57,393	$ 43,360	$ 24,668
Other assets	338	303	193
	57,731	43,663	24,861
Accumulated depletion and depreciation	(8,771)	(4,811)	(1,666)
Net book value	$ 48,960	$ 38,852	$ 23,195

During the period ended September 30, 2000, the Company capitalized $431,752, (nine months ended September 30, 1999 $289,000; December 31, 1999 - $394,520; December 31, 1998 - $345,653; December 31, 1997 - $nil) of general and administrative expenses related to exploration and development activities. As at September 30, 2000, the depletion calculation excluded unproved properties of $3,447,111 (December 31, 1999 - $3,425,463; December 31, 1998 - $3,046,802; December 31, 1997 - $2,000,000).

As at September 30, 2000, the Company estimated its future site restoration costs to be $4,885,848 (December 31, 1999 -$4,087,830; December 31, 1998 - $1,576,940; December 31, 1997 - $384,000).

3. LONG-TERM DEBT

	As at September 30, 2000 (unaudited)	As at December 31, 1999	As at December 31, 1998
		($ Thousands)	
Direct advances	$ 15	$ 364	$ -
Bankers' acceptances	15,924	9,054	-
Long-term debt	$ 15,939	$ 9,418	$ -

The Company has a long-term financing arrangement with a Canadian chartered bank in the form of a revolving/reducing demand credit facility. The facility is available in the form of direct advances or bankers' acceptances and will bear interest at the bank's prime rate or current bankers' acceptance rates plus one percent stamping fee respectively. The credit facility is secured by a fixed and floating charge debenture on the assets of the Company. The maximum borrowing under this facility was $22 million, in December 2000 it was increased to $25 million.

4. SHARE CAPITAL

Authorized

Unlimited number of voting Common Shares, without par value

Unlimited number of voting Class B Common Shares, convertible (at the option of the Company) at any time after December 31, 1999 and before December 31, 2002, into Common Shares. The fraction is calculated by dividing $10 by the greater of $1 and the current market price of Common Shares. If conversion has not occurred by the close of business on December 31, 2002, the Class B Shares will be deemed to be converted into Common Shares on the same basis effective on January 31, 2003.

Issued

Common Shares	Number	Amount
Balance as at December 31, 1997	11,602,000	$ 5,254,497
For cash, pursuant to flow-through private placement	1,000,000	1,800,000
For cash, pursuant to private placement	1,000,000	1,600,000
Adjustment to share issue expenses	-	1,995
Tax effect on flow-through shares renounced	-	(802,800)
Balance as at December 31, 1998	13,602,000	$ 7,853,692
For cash, pursuant to flow-through private placement	670,000	1,997,000
For cash, pursuant to private placement	650,000	1,787,500
Share issue expense net of tax effect of $16,337	-	(20,293)
Tax effect on flow-through shares renounced	-	(890,662)
Balance as at December 31, 1999	14,922,000	$ 10,727,237
For cash, pursuant to flow-through private placement	12,500	35,000
For cash, pursuant to private placement	4,000	10,200
For cash, exercise of stock options	485,000	256,200
For cash, pursuant to normal course issuer bid	(357,100)	(307,890)
Tax effect on flow-through shares renounced		(15,610)
Balance as at September 30, 2000	15,066,400	$ 10,705,137

Class B Shares			
Balance as at December 31, 1997	1,170,900	$	10,722,512
Tax effect on flow-through shares renounced	-		(3,025,282)
Balance as at December 31, 1998	1,170,900	$	7,697,230
Tax effect on flow-through shares renounced	-		(1,210,444)
Balance as at December 31, 1999	1,170,900	$	6,486,786
For cash, pursuant to normal course issuer bid	(900)	$	(3,810)
Balance as at September 30, 2000	1,170,000	$	6,482,976
Total capital stock		$	17,188,113

Issue of Shares

As at September 30, 2000, the Company has purchased 357,100 Common Shares and 900 Class B Shares for a total consideration of $868,269 under the normal course issuer bid approved by the Canadian Venture Exchange. The normal course issuer bid allows the Company to acquire a maximum of 746,100 Common Shares and 115,725 Class B Shares representing a maximum of 5% of the issued and outstanding Common Shares and 10% of the public float of the Class B Shares during the period from March 30, 2000 to March 29, 2001.

During the nine months ended at September 30, 2000, 485,000 Common Shares were issued on the exercise of stock options by employees and directors of the Company. Total consideration was $256,200.

On September 22, 2000, the Company issued on a private placement basis to an employee of the Company 4,000 Common Shares and 12,500 flow-through Common Shares for a total consideration of $45,200.

Flow-through share expenditures

Pursuant to the 1997 flow-through share offerings totaling $11,709,000, the Company has incurred and renounced 100% of qualifying expenditures as at December 31, 1999. Of the total qualifying expenditures, $2,211,700 was renounced effective December 31, 1997, $6,783,300 was renounced effective December 31, 1998 and $2,714,000 was renounced effective December 31, 1999.

Pursuant to the December 10, 1998 flow-through share offerings, totaling $1,800,000, the Company has incurred and renounced $1,800,000 of qualifying expenditures effective December 31, 1998.

Pursuant to the November 26, 1999 and December 31, 1999 flow-through share offerings, the Company has renounced $1,997,000 of qualifying expenditures effective December 31, 1999. Of the total qualifying expenditures renounced, all costs will be incurred in 2000.

Pursuant to the September 22, 2000 flow-through share offering, the Company will renounce $35,000 in qualifying expenditures. All qualifying expenditures will be incurred in 2000.

Stock options

The Company has established a stock option plan (the "Plan") whereby directors, officers, employees and consultants are eligible to be granted options to purchase Common Shares. On September 30, 2000, 1,436,250 Common Shares were reserved for issuance under the Plan. Options granted under the plan have a term of five years to expiry and vest as follows: 62 percent of the stock option granted vest equally over a four year period starting from the date of the grant and 38 percent of stock options granted vest upon the Company achieving certain cash flow targets. The exercise price of each option equals the market price of the Company's Common Shares on the date of the grant. The outstanding options are exercisable at various dates ranging from December 12, 2002 to May 30, 2005. On September 30, 2000, 1,436,250 (December 31, 1999 - 1,346,250; December 31, 1998 - 1,000,000; December 31, 1997 - 550,000) options were outstanding with exercise prices ranging between $0.50 and $2.70 (1999 - $ 0.50 and $2.25; 1998 - $0.50 and $2.16; 1997 - $0.50) with a weighted average remaining contractual life of 3.3 years. In 2000, 485,000 options were exercised and 30,000 options were cancelled. No options were exercised or cancelled during the years ended December 31, 1999, 1998 and 1997.

	Number of Options		Weighted Average Exercise Price
Balance as at December 31, 1997	550,000	$	0.5
Granted	450,000		0.68
Balance as at December 31, 1998	1,000,000		0.58
Granted	346,250		1.99
Balance as at December 31, 1999	1,346,250		0.95
Granted	605,000		2.23
Exercised	(485,000)		0.53
Cancelled	(30,000)		1.87
Balance as at September 30, 2000	1,436,250	$	1.61

Earnings and Cash Flow Per Share

Earnings and Cash Flow per Common Share (basic and fully diluted) are calculated using the weighted average number of Common Shares outstanding during the period. The weighted average of Common Shares and Class B Shares are considered in aggregate due to the equal participation rights of these shares. At September 30, 2000, $2.40 (December 31, 1999 - $2.50; December 31, 1998 - $3.00; December 31, 1997 - $1.00) was used to convert the Class B Shares to Common Shares for the purposes of calculating the weighted average number of shares. At September 30, 2000, the weighted average number of shares outstanding was 19,929,850 (December 31, 1999 - 18,413,874; December 31, 1998 - 15,625,548; December 31, 1997 - $4,480,929). On a fully diluted basis, there were 21,448,727 (1999 - 19,820,770; 1998 - 20,073,495; 1997 - 4,603,072) weighted average shares outstanding. $2.36 (1999 - $2.41; 1998 - $2.14; 1997 - 1.00) was used to convert The Class B Shares to Common Shares for the fully diluted calculation.

5. INCOME TAXES

Future Income Taxes

		As at September 30, 2000 (unaudited)		As at December 31, 1999		As at December 31, 1998
				($ Thousands)		
Excess of carrying value of capital assets over tax basis	$	10,417	$	7,068	$	4,143
Site restoration allowance		(317)		(149)		(30)
Recognition of benefits of share issue costs		(183)		(274)		(348)
Flow-through share renouncements to be incurred in following year		-		891		802
	$	9,917	$	7,536	$	4,567

Income Tax Expense (Current & Future)

	Nine Months Ended September 30,		Years Ended December 31,	
	2000	1999	1999	1998
	(unaudited)	(unaudited)		
		($ Thousands)		
Net income before taxes	$ 7,011	$ 1,105	$ 2,190	$ 681
Expected income tax at 44.6%	3,127	493	977	304
Add (deduct)				
Non-deductible crown charges	1,531	416	745	121
Resource allowance	(1,678)	(416)	(764)	(208)
Other	(29)	(64)	(74)	(25)
	$ 2,951	$ 429	$ 884	$ 192

At September 30, 2000, the Company had approximately $27.7 million (December 31, 1999 - $23.4 million; December 31, 1998 - $14.6 million; December 31, 1997 - $9.1 million) of tax pools available to reduce future income taxes. The Company recorded no income tax expense in 1997.

6. FINANCIAL INSTRUMENTS

The fair values of financial assets and liabilities that are included in the balance sheet approximate their carrying amounts due to the short-term maturity of those instruments.

Substantially all of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

The Company uses various types of financial instruments to reduce its exposure commodity prices. The Company manages its exposure to commodity price risk through the use of physical product and price swap arrangements.

The Company has entered into several short-term arrangements for both oil and natural gas. For the nine months ended September 30, 2000, the Company realized a net loss of $436,301 (for the nine months ended September 30, 1999 - a net loss of $111,043; for the year ended December 31, 1999 - a net loss of $132,379; December 31, 1998 - $nil; December 31, 1997 - $nil) on its oil and natural gas price risk management. Below is the summary of outstanding contract positions as at December 31, 1999.

Contract	Volume	Price (CDN$)	Term	Market Value of Contract at Year End Gain (Loss)
NYMEX price swap	200 Bbl/d	$31.29/Bbl	Oct. 1/99 - Mar. 31/00	$ (115,856)*
AECO forward sale	750 GJ/d	$3.605/GJ	Nov. 1/99 - Mar. 31/00	$63,827
AECO forward sale	500 GJ/d	$3.78/GJ	Nov. 1/99 - Mar. 31/00	$50,514

Below is the summary of outstanding contract positions as at September 30, 2000.

Contract	Volume	Price (CDN$)	Term	Market Value of Contract at Year End Gain (Loss)
AEC forward sale	750 GJ/d	$3.62/GJ	Apr. 1/00 - Oct. 31/00	$63,200
AEC forward sale	750 GJ/d	$3.70/GJ	Apr. 1/00 - Oct. 31/00	$61,400

*based on Canadian dollar exchange rate of 1.4433 per U.S. dollar

7. COMMITMENTS

The Company has certain lease commitments for its office premises through to November 30, 2002. As at December 31,1999, the payments due under these commitments are as follows:

Year	Commitment
2000	$ 160,090
2001	$ 152,760
2002	$ 113,119

As at September 30, 2000, the payments due under these commitments are as follows:

Year	Commitment
2000	$ 29,390
2001	$ 152,760
2002	$ 113,119

8. SUBSEQUENT EVENTS

On November 29, 2000, the Company's majority shareholder, Northrock Resources Ltd. and a related entity, Northrock Resources completed a private placement of 7,650,000 Special Warrants at a price of $2.43 per Special Warrant. Each Special Warrant entitles the holder to acquire, at no additional cost, one common share of the Company. In conjunction with this private placement, the Company entered into an agency agreement. Under the terms of the agreement, the Company has undertaken to file a prospectus qualifying the issue of shares on the exercise of the Special Warrants within a specified period. On February 27, 2001, the Company filed a prospectus to qualify the 7,650,000 Common Shares to be exchanged for the Special Warrants.

CERTIFICATE OF THE COMPANY

Dated: February 27, 2001

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 8 of the *Securities Act* (Alberta) and the rules and regulations thereunder.

(signed) Kenneth J. Bowie
Chief Executive Officer and Chief Financial Officer

On behalf of the Board of Directors

(signed) John A. Brussa
Director

(signed) John D. Keating
Director

CERTIFICATE OF THE AGENT

Dated: February 27, 2001

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 8 of the *Securities Act* (Alberta) and the rules and regulations thereunder.

Yorkton Securities Inc.

By: (signed) Daniel J. Cristall

The following includes the names of all persons having an interest, either directly or indirectly, to the extent of not less than five percent in the capital of Yorkton Securities Inc.: G. Scott Paterson and Yorkton Financial Inc.

G:\053198\0009\Prospectus\prospectus v11.wpd

PROGRESS ENERGY

March 28, 2001 **CDNX: PGX, PGX.B**

Re: Progress Energy announces 2000 financial results and recent gas drilling success

Progress Energy's production volumes increased by 59 percent to 1,875 barrels of oil equivalent (boe) per day in 2000 compared to 1,181 boe per day in 1999 (10 mcf per boe). Current production volumes are now 2,250 boe per day up another 20 percent due to recent drilling success at Two Creek, Alberta and in southeast Saskatchewan.

Progress Energy is also pleased to announce a new gas pool discovery and follow up drilling success at Milo, B.C. Progress recently drilled a third well into our main Milo pool that tested gas at 6.5 mmcfd requiring only a 3 percent pressure draw down on the reservoir. A fourth well is currently drilling and should be completed within a week. Progress is the operator with a 24 percent interest. In addition, a new pool discovery was made at Milo West that tested gas at 10 mmcfd. Progress is the operator and has a 15 percent interest in this discovery. Progress expects to have the wells tied-in by mid April and production rates will increase from 9 to 30 mmcfd (2.1 to 5.5 mmcfd net) from our 5 Milo wells. Additional wells are planned at Milo and Milo West in late 2001.

Cash flow for the fourth quarter 2000 was $4.2 million up 90 percent over 1999; while cash flow per common share was $0.28, a 75 percent gain over 1999. Earnings rose by 310 percent from $532,000 in 1999 to $2,180,000 in the fourth quarter 2000. Financial highlights for the fourth quarter and 2000 calendar year were as follows:

	Three months ended December 31,			**Twelve months ended December 31,**		
	2000	**1999**	% Change	**2000**	**1999**	% Change
FINANCIAL (\$000s except per share amounts)						
Gross Revenue	**9,489**	4,330	119%	**29,593**	11,160	165%
Cash flow from operations	**4,213**	2,216	90%	**14,604**	5,367	172%
Per common share	**0.28**	0.16	75%	**0.97**	0.39	149%
Net earnings	**2,180**	532	310%	**5,870**	1,072	448%
Per common share	**0.15**	0.04	275%	**0.39**	0.08	388%
Capital expenditures, net	**9,426**	9,972	(5%)	**23,494**	18,802	25%
Common shares outstanding	**15,029**	14,922	1%	**15,029**	14,922	1%
Class B shares outstanding	**1,170**	1,171	-	**1,170**	1,171	-

Cash flow and net earnings per common share excludes conversion of Class B shares which will occur by January 2003.

	Three months ended December 31,			Twelve months ended December 31,		
	2000	1999	% Change	2000	1999	% Change
OPERATIONS						
Crude oil and liquids (bbls/d)	**1,440**	922	56%	**1,303**	803	62%
Natural gas (mcf/d)	**4,840**	5,213	(7%)	**5,718**	3,784	51%
Total production (boe/d @ 10:1 conversion)	**1,924**	1,443	33%	**1,875**	1,181	59%
Total production (boe/d @ 6:1 conversion)	**2,247**	1,791	25%	**2,256**	1,434	57%
Crude oil and liquids ($/bbls)	**43.98**	31.14	41%	**40.44**	24.38	66%
Natural gas ($/mcf)	**8.23**	3.29	150%	**4.92**	2.91	69%
Operating netback per boe (10:1 conversion)	**34.47**	19.45	77%	**27.06**	15.03	80%
Operating netback per boe (6:1 conversion)	**29.52**	15.68	88%	**22.49**	12.39	82%

BALANCE SHEETS

($000s)	December 31, 2000	December 31, 1999
ASSETS		
Current		
Cash and short-term receivables	$ **68**	$ -
Accounts receivable	**7,818**	2,759
Deposits and prepaids	**493**	260
	8,379	3,019
Property, plant and equipment	**56,946**	38,852
Total assets	$ **63,325**	$ 41,871
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ **11,820**	$ 5,868
Income and other taxes payable	**2,076**	102
	13,896	5,970
Long-term debt	**16,409**	9,418
Site restoration and abandonment	**847**	334
Future income taxes	**10,373**	7,536
	41,525	23,258
SHAREHOLDERS' EQUITY		
Share capital	**17,156**	17,214
Retained earnings	**6,644**	1,399
	23,800	18,613
Total liabilities and shareholders' equity	$ **65,325**	$ 41,871

STATEMENTS OF EARNINGS

($000s)	Three months ended December 31, 2000	Three months ended December 31, 1999	Twelve months ended December 31, 2000	Twelve months ended December 31, 1999
REVENUES	**(Unaudited)**	(Unaudited)		
Petroleum and natural gas	**$ 9,489**	$ 4,330	**$ 29,593**	$ 11,160
Royalties	**(2,274)**	(993)	**(6,851)**	(2,514)
Interest	**-**	-	**-**	2
	7,215	3,337	**22,742**	8,648
EXPENSES				
Operating	**1,115**	753	**4,170**	2,162
General and administrative	**206**	137	**664**	544
Interest	**279**	133	**946**	341
Depletion and depreciation	**1,577**	1,229	**5,913**	3,411
	3,177	2,252	**11,693**	6,458
Earnings before taxes	**4,038**	1,085	**11,049**	2,190
TAXES				
Capital taxes	**164**	98	**534**	234
Current income taxes	**1,238**	-	**1,824**	-
Future income taxes	**456**	455	**2,821**	884
	1,858	553	**5,179**	1,118
Net earnings	**2,180**	532	**5,870**	1,072
Retained earnings, beginning of period	**4,532**	867	**1,399**	327
Redemption of shares	**(68)**	-	**(625)**	-
Retained earnings, end of period	**$ 6,644**	$ 1,399	**$ 6,644**	$ 1,399

STATEMENTS OF CASH FLOWS

($000s)	Three months ended December 31, 2000	Three months ended December 31, 1999	Twelve months ended December 31, 2000	Twelve months ended December 31, 1999
Cash provided by (used in):	**(Unaudited)**	(Unaudited)		
Operations				
Net earnings	$ **2,180**	$ 532	$ **5,870**	$ 1,072
Depletion and depreciation	**1,577**	1,229	**5,913**	3,411
Future income taxes	**456**	455	**2,821**	884
Cash provided by operations	**4,213**	2,216	**14,604**	5,367
Changes in non-cash working capital	**4,911**	1,346	**2,634**	(1,723)
	9,124	3,562	**17,238**	3,644
Financing				
Increase in long-term debt	**470**	2,662	**6,991**	9,418
Issue of common shares, net of issue costs	**1**	3,748	**302**	3,748
Redemption of shares, normal course issuer bid	**(101)**	-	**(969)**	-
	370	6,410	**6,324**	13,166
Investing				
Capital asset additions	**(9,426)**	(9,972)	**(23,494)**	(18,802)
Increase (decrease) in cash	**68**	-	**68**	(1,992)
Cash and short term deposits, beginning of period	**-**	-	**-**	1,992
Cash and short term deposits, end of period	$ **68**	$ -	$ **68**	$ -

Progress Energy replaced the amount of oil and gas we produced in 2000 by a factor of 3.1 times. At year end 2000, our total established reserves were 7.5 million boe up 23 percent over 1999. Proved reserves increased by 30 percent to 6.5 million boe. A summary of our reserves by category and the associated reserve values as evaluated by Paddock Lindstrom and Associates Ltd. is as follows:

Reserves and pretax net present value of reserves

	Oil and liquids (mbbl)	Natural gas (mmcf)	Mboe	0%	10%	15%
Proved producing	3,944.7	16,096.2	5,554.3	116,389	75,768	65,613
Proved non-producing	452.5	4,928.6	945.4	24,703	10,480	8,307
Proved Undeveloped	27.3		27.3	410	264	226
Total proved	4,424.5	21,024.8	6,527.0	141,502	86,512	74,146
Probable	1,244.8	5,929.0	1,837.8	36,270	21,188	17,604
Risked Probable (1)	622.4	2,964.5	918.9	18,135	10,594	8,802
December 31, 2000	5,047.0	23,989.3	7,445.9	159,637	97,106	82,948

(1) Probable reserves have been reduced by 50 percent to allow for risk

Progress Energy's finding and development costs for 2000 were $10.65 per proven boe (10 mcf per boe) and our three year average finding and development cost was $8.30 per proven boe. These values include all revisions and on stream costs. Progress had an interest in 257,438 undeveloped acres of land (193,772 net) with an average 75 percent interest. Our undeveloped land was valued at $9.9 million by Seaton Jordan and Associates Ltd.

Progress Energy drilled 16 wells in the fourth quarter and 33 wells in 2000. Capital expenditures were $9.4 million for the quarter and $23.5 million for 2000. Total debt at year end 2000 was $21.9 million which is less than our expected cash flow for 2001. At year-end, Progress Energy had 15,028,700 common shares and 1,170,000 class B shares outstanding. Progress currently has 14,909,300 common shares and 1,170,000 class B shares outstanding. The net asset value for the company and a net asset value per fully diluted share at year-end 2000 was as follows:

Net asset value (1)

	Discount rates	
($000s except per share data)	**10%**	**15%**
Reserves (proven plus risked probable) (2)	97,106	82,948
Undeveloped land(3)	9,912	9,912
Seismic	2,000	2,000
Proceeds from stock options(4)	2,102	2,102
Long-term debt and working capital	(21,926)	(21,926)
Net asset value	**89,197**	**75,036**
Common shares at year-end (thousands)	15,029	15,029
Fully diluted shares at year-end (thousands) (5)	18,725	18,725
Net asset value per fully diluted share	4.76	4.01

(1) Net asset values are based on before tax estimates for future cash flow
(2) Probable reserves have been reduced by 50 percent to allow for risk
(3) Undeveloped land value as provided by Seaton Jordan & Associates Ltd.
(4) 1,356,250 options @ $1.55 per option
(5) Common share + options + 1,170,000 Class B shares converted to common shares using a conversion price of $5.00 per common share

Our momentum continues into 2001 with the drilling of 11 wells in the first quarter. Production increases, combined with higher gas prices and relatively stable oil prices, are expected to produce strong financial results in 2001. Production rates are expected to average 2,650 boe/d in 2001 a 41 percent gain over 2000. Cash flow should increase by 54% to $22.5 million with a corresponding increase in cash flow per common share outstanding of 55 percent to $1.50 per share.

For further information, please contact Ken Bowie, President and CEO at (403) 216-2510 extension 102 by fax at (403) 216- 2514 by email at kenbowie@progressenergy.com or by visiting our web site at www.progressenergy.com.

Certain information may constitute forward-looking data and the actual results may differ materially from those anticipated.

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein.

[MANAGEMENT'S DISCUSSION AND ANALYSIS]

Royalties	**2000**	1999	1998
Royalties ($000s)	**6,851**	2,514	642
Average cost ($/boe 10:1 conversion)	**9.98**	5.83	2.68
Average cost ($/boe 6:1 conversion)	**8.30**	4.80	2.68
Percentage of oil, liquids and gas revenues	**23%**	23%	15%

OPERATING COSTS

Progress continues to operate all of its major properties, representing 80 percent of its total production. Operating costs, as a percentage of oil, liquids and natural gas revenue, decreased to 14 percent in 2000 from 19 percent in 1999. This decrease is mainly attributable to the higher average oil, liquids and natural gas prices received in 2000. On a per unit basis, the average operating cost increased 21 percent to $6.08 during the year from $5.01 in 1999 ($5.05 in 2000, $4.13 in 1999 on a 6:1 basis). Progress reactivated numerous wells with higher operating costs as a result of the strong commodity prices throughout the year and incurred additional operating costs to repair and optimize wells and facilities acquired through acquisitions in late 1999 and in July 2000.

Operating costs	**2000**	1999	1998
Operating costs ($000s)	**4,170**	2,162	1,132
Average cost ($/boe 10:1 conversion)	**6.08**	5.01	4.73
Average cost ($/boe 6:1 conversion)	**5.05**	4.13	4.73
Percentage of oil, liquids and gas revenues	**14%**	19%	26%

GENERAL AND ADMINISTRATIVE EXPENSES

Gross general and administrative expenses (G&A) increased 57 percent in 2000 to $2.2 million from $1.4 million in 1999. This was mainly due to the increase in full-time and contract staff required to meet the increasing size of the Company's operations. However, increased production rates during the year resulted in gross G&A decreasing one percent on a boe basis to $3.27 in 2000 from $3.31 in 1999 ($2.72 in 2000, $2.73 in 1999 on a 6:1 basis).

Net G&A increased 40 percent to $0.7 million in 2000 from $0.5 million in 1999. On a boe basis, net G&A decreased 23 percent to $0.97 for the year from $1.26 in 1999 ($0.80 in 2000, $1.04 in 1999 on a 6:1 basis). This change reflected increased operator recoveries from high operatorship of the Company's properties and an increased capital program. For accounting purposes, Progress capitalizes G&A expenses associated with the Company's exploration and development activities.

General and administrative expenses ($000s)	**2000**	1999	1998
Gross G&A	**2,245**	1,426	1,036
Operator recoveries	**(1,019)**	(488)	(414)
Capitalized expenses	**(562)**	(394)	(346)
Net G&A	**664**	544	276
Net G&A ($/boe 10:1 conversion)	**0.97**	1.26	1.16
Net G&A ($/boe 6:1 conversion)	**0.80**	1.04	1.16

INTEREST INCOME AND EXPENSE

Net interest expense increased 200 percent to $0.9 million in 2000 from $0.3 million in 1999, due to the increased average debt levels associated with the 2000 capital program. The Company's long-term debt at December 31, 2000 was $16.4 million.

Net interest expense ($000s)	**2000**	1999	1998
Interest income	**-**	(2)	(145)
Interest expense	**946**	341	39
Net interest expense	**946**	339	105
Net interest expense ($/boe 10:1 conversion)	**1.38**	0.79	0.44
Net interest expense ($/boe 6:1 conversion)	**1.15**	0.65	0.44

DEPLETION AND DEPRECIATION

During 2000, depletion and depreciation of capital assets and the provision for site restoration and abandonments increased 74 percent to $5.9 million from $3.4 million in 1999. This increase resulted from substantial capital spending on developing existing reserves that led to increased production volumes during the year and that reduced the Company's reserve life index to levels more appropriate for the industry.

Depletion and depreciation ($000s)	**2000**	1999	1998
Oil and gas depletion and depreciation	**5,350**	3,107	1,620
Provision for site restoration	**513**	266	66
Other depreciation	**50**	38	20
Total depletion and depreciation	**5,913**	3,411	1,706
Depletion and depreciation ($/boe 10:1 conversion)	**8.62**	7.91	7.13
Depletion and depreciation ($/boe 6:1 conversion)	**7.16**	6.52	7.13

[MANAGEMENT'S DISCUSSION AND ANALYSIS]

CEILING TEST

In accordance with the Canadian Institute of Chartered Accountants' full cost accounting guidelines, Progress performs an annual "ceiling test" calculation using commodity prices from the last business day of the year. The Company also performs quarterly "ceiling test" calculations using prices received for product sales during the last month of each quarter. No writedown was required for the year ended December 31, 2000 based on year-end commodity prices of $38.71 per bbl for crude oil and $12.73 per mcf for natural gas. Based on increased reserves and year-end commodity prices of $36.09 per bbl for oil and $2.85 per mcf for natural gas, no writedown was required in 1999.

INCOME AND CAPITAL TAXES

Income taxes (future and current) increased 411 percent in 2000 to $4.6 million from $0.9 million in 1999. Progress Energy's effective tax rate increased to 42 percent in 2000 from the prior year's 40 percent. Increased pre-tax income that resulted from substantial gains in production volumes and commodity prices contributed to the increase in income taxes. Renouncements of $15.5 million of tax pools to flow-through shareholders over the past three years also affected the Company's ability to shelter its pre-tax income. The foregoing also resulted in the Company becoming cash taxable for the first time since its inception. Consequently, Progress has recorded a provision for $1.8 million in current income taxes for the year ended December 31, 2000.

Capital taxes increased to $0.5 million in 2000 from $0.2 million in 1999. This continues to reflect the Company's larger size and the increase in the Saskatchewan resource surcharge that is associated with higher production from Southeast Saskatchewan.

The Company has approximately $32.4 million in tax pools to shelter taxable income in future years. Progress anticipates that it will be cash taxable in 2001, based on both the continued strength of commodity prices and the Company's budgeted increase in production volumes.

Income and capital taxes ($000s)	**2000**	1999	1998
Future income taxes	**2,821**	884	192
Current income taxes	**1,824**	-	-
Capital taxes	**534**	234	168
	5,179	1,118	360
Effective tax rate	**42%**	40%	28%

Tax pools ($000s)	**2000**
Cumulative Canadian Oil and Gas Property Expense (COGPE)	**14,284**
Cumulative Canadian Development Expense (CDE)	**6,393**
Undepreciated Capital Costs (UCC)	**11,298**
Other	**423**
Total	**32,398**

CASH FLOW AND NET EARNINGS

Higher production volumes and commodity prices resulted in a 170 percent increase in cash flow from operations which totalled $14.6 million in 2000 versus $5.4 million in 1999. On a per boe basis, cash flow from operations increased 71 percent to $21.28 from $12.44 in 1999 ($17.68 in 2000, $10.26 in 1999 on a 6:1 basis). Cash flow from operations per common share, before conversion of class B shares, increased to $0.97 in 2000 from the prior year's $0.39. After allowing for conversion of class B shares as described in note 4 of the financial statements, basic cash flow per share increased to $0.76 in 2000 from $0.29, while cash flow per share on a diluted basis was considerably higher in 2000 at $0.71 compared to $0.27.

Net earnings increased 436 percent to $5.9 million in 2000 from $1.1 million in 1999. For the respective years, this translates into earnings per common share, before conversion of class B shares, of $0.39 versus $0.08. After allowing for conversion of class B shares as described in note 4 of the financial statements, basic earnings per share increased to $0.30 from $0.06 and diluted earnings per share were $0.29 versus $0.06.

Net earnings for 2000 represented 40 percent of cash flow from operations in 2000 compared to 20 percent in 1999. Based on the December 31, 2000 closing price of its common shares of $2.75, Progress Energy's trailing annualized diluted price/earnings ratio was 9.48:1.

Cash flow and	10:1 Conversion			6:1 Conversion		
net earnings ($/boe)	**2000**	1999	1998	**2000**	1999	1998
Oil, liquids and natural gas revenues	**43.12**	25.87	18.10	**35.84**	21.32	18.10
Royalties	**(9.98)**	(5.83)	(2.68)	**(8.30)**	(4.80)	(2.68)
Operating expenses	**(6.08)**	(5.01)	(4.73)	**(5.05)**	(4.13)	(4.73)
Net operating income	**27.06**	15.03	10.69	**22.49**	(12.39)	10.69
General and administrative	**(0.97)**	(1.26)	(1.16)	**(0.80)**	(1.04)	(1.16)
Interest income (expense)	**(1.38)**	(0.79)	0.44	**(1.15)**	(0.65)	0.44
Current income taxes	**(2.66)**	-	-	**(2.21)**	-	-
Capital taxes	**(0.78)**	(0.54)	(0.70)	**(0.65)**	(0.44)	(0.70)
Cash flow from operations	**21.28**	12.44	9.27	**17.68**	10.26	9.27
Depletion and depreciation	**(8.62)**	(7.91)	(7.13)	**(7.16)**	(6.52)	(7.13)
Future taxes	**(4.11)**	(2.05)	(0.80)	**(3.42)**	(1.69)	(0.80)
Net earnings	**8.55**	2.48	1.34	**7.10**	2.05	1.34

[MANAGEMENT'S DISCUSSION AND ANALYSIS]

LIQUIDITY AND CAPITAL RESOURCES

Progress financed its 2000 capital program mainly through a combination of cash flow from operations and debt. At year-end 2000, Progress Energy had borrowed $16.4 million on its $25.0 million demand revolving/reducing credit facility. This loan facility is subject to a semi-annual and annual review by the lender and requires no principal repayments provided certain covenants are met with respect to asset coverage tests. During Progress Energy's last review in December 2000, these asset coverage tests were met and the Company's loan facility was increased to $25 million.

The Company's working capital deficit at year-end 2000 was $5.5 million. This related to the start of the Company's winter drilling program in late November 2000 when 12 of 33 wells were drilled.

Debt to cash flow ratio ($000s)	**2000**	1999	1998
Working capital deficit	**5,517**	2,951	2,682
Long-term debt	**16,409**	9,418	-
Total debt	**21,926**	12,369	2,682
Cash flow from operations	**14,604**	5,367	2,219
Debt to cash flow ratio	**1.5:1**	2.3:1	1.2:1
Annualized December cash flow from operations	**19,635**	8,925	3,406
Debt to cash flow ratio	**0.9:1**	1.4:1	0.8:1

The Company's 2000 capital expenditure program included internally generated exploration and development projects, with the largest projects located in the Milo and Two Creek core areas. The Company also made several property acquisitions during the year. The largest, in Southeast Saskatchewan, was for approximately $2.3 million.

In March 2000, Progress received approval from the Canadian Venture Exchange to make a Normal Course Issuer Bid to acquire a maximum of 746,100 common shares and 115,725 class B shares over the course of a 12-month period beginning March 30, 2000. At year-end 2000, Progress had acquired 394,800 common shares and 900 class B shares for a total value of $1.0 million.

Capital program ($000s)	**2000**	1999	1998
Capital expenditures			
Land acquisitions and retention	**1,020**	440	1,046
Geological and geophysical	**1,322**	791	862
Drilling and completions	**12,606**	6,989	8,742
Equipping and facilities	**4,917**	5,650	1,605
Property acquisitions/dispositions	**3,552**	4,822	3,305
Other	**77**	110	154
	23,494	18,802	15,714
Funded by			
Cash flow from operations	**14,604**	5,367	2,219
Working capital	**2,566**	269	10,093
Long-term debt	**6,991**	9,418	-
Equity (net of share repurchases)	**(667)**	3,748	3,402
	23,494	18,802	15,714

BUSINESS RISKS

Progress Energy's operations are exposed to a number of risks that could have significant impact on the Company's ability to conduct its business. These risks include:

- The instability of commodity prices, foreign exchange rates and interest rates;
- Replacing annual production and finding new reserves on an economic basis;
- The risk of damage to the Company's equipment and the liability associated with an occurrence or malfunction;
- The risk of inflation and supply of services and equipment that can impact operating netbacks, increase finding costs and affect the Company's ability to produce reserves in an economic and timely manner, and
- The environmental and safety impact of the Company's operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Progress employs a number of key strategies to manage the impact of these risks on its operations. These strategies include:

- Employing highly trained and competent management and staff;
- Focusing on select core areas that are well understood by management and staff;
- Diversifying investment opportunities to include low risk development projects, moderate risk exploration plays and strategic acquisitions;
- Balancing product mix so the Company's revenue stream is not subject to the volatility of any one commodity;
- Employing financial instruments to protect the downside risk of commodity prices;
- Working closely with key suppliers to ensure services are available when required;
- Maintaining an insurance program to protect against losses due to accidental destruction of assets, well blowouts, pollution and certain business interruptions;
- Maintaining and surpassing compliance with all current environmental legislation and working with government agencies to maintain this level of compliance;
- Extensively monitoring factors that influence cash flow and responding proactively to any potentially detrimental impact on cash flow, and
- Maintaining debt levels within Progress Energy's self-imposed guidelines.

OUTLOOK

Progress believes commodity prices for both oil and gas will remain relatively strong in 2001. While a reduction in prices from levels experienced during the latter months of 2000 is anticipated, the Company's 2001 budget is based on an average crude oil price of US$27.00 WTI per bbl and an average natural gas price of CDN$6.90 AECO per gigajoule. Based on these prices, Progress Energy's planned capital budget for 2001 is approximately $30.0 million, which will be funded primarily through cash flow from operations and the Company's loan facility. The budget is periodically reviewed by the Board of Directors during the year and levels are amended when necessary. The Company may utilize financial instruments from time to time to mitigate the risks of commodity price fluctuations. Any use of financial instruments is subject to review and approval by the Board of Directors.

Progress Energy will focus on prospects in exploration and development success. The Company will continue to pursue acquisition opportunities that offer new areas of operations and that have excellent exploration and development upside.

PROGRESS ENERGY LTD.

Information Circular - Proxy Statement

For the Annual and Special Meeting
of Shareholders to be Held on Wednesday, May 30, 2001

This information circular - proxy statement (the "Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of Progress Energy Ltd. ("Progress" or the "Corporation") for use at the annual and special meeting (the "Meeting") of the shareholders of the Corporation to be held in the Cardium Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., on Wednesday, May 30, 2001, at 3:00 p.m., local time, and any adjournment or adjournments thereof (the "Meeting") for the purposes set forth in the accompanying Notice of Meeting.

SOLICITATION OF PROXIES

Solicitation of proxies by management will be primarily by mail, but may also be in person or by telephone. The cost of solicitation will be borne by the Corporation.

RECORD DATE

Holders of Common Shares and/or Class B Shares ("Shareholders") of record on April 16, 2001 are entitled to notice of, and to attend and vote at, the Meeting.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are the Chief Executive Officer and the Vice President, Exploration of the Corporation. **A Shareholder submitting a proxy has the right to appoint a person to represent him or her at the Meeting other than the person or persons designated in the form of proxy furnished by the Corporation. To exercise this right the Shareholder should insert the name of the desired representative in the blank space provided in the form of proxy and strike out the other names or submit another appropriate proxy.** In order to be effective, the proxy must be mailed so as to be deposited at the office of the Corporation's transfer agent, Computershare Trust Company of Canada, Suite 600, 530 - 8th Avenue, S.W., Calgary, Alberta, T2P 3S8, not later than 4:30 p.m. (Calgary time) on the second last business day preceding the date of the Meeting or any adjournment thereof. No instrument appointing a proxy shall be valid after the expiration of twelve (12) months from the date of its execution. The instrument appointing a proxy shall be in writing under the hand of the Shareholder or his or her attorney, or, if such Shareholder is a corporation, under its corporate seal, and executed by a director, officer or attorney thereof duly authorized.

A Shareholder who has submitted a proxy may revoke it by an instrument in writing executed by the Shareholder or his or her attorney authorized in writing, or, if the Shareholder is a corporation, under its corporate seal and executed by a director, officer or attorney thereof duly authorized, and deposited either with Computershare Trust Company of Canada at its offices as aforesaid at any time prior to 4:30 p.m. (Calgary time) on the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting, and upon such deposit the previous proxy is revoked.

EXERCISE OF DISCRETION BY PROXIES

All Common Shares and Class B Shares represented at the Meeting by properly executed proxies will be voted, and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy the Common Shares and Class B Shares represented by the proxy will be voted in accordance with such specification. **In the absence of such specification, such Common Shares and Class B Shares will be voted in favour of the matters to be acted upon.** The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of the Circular, management of the Corporation knows of no such amendment, variation or other matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Class B Shares, each without nominal or par value. As of April 16, 2001 there were 14,909,300 Common Shares and 1,170,000 Class B Shares issued and outstanding. The holders of Common Shares and/or Class B Shares are entitled to one vote for each share held.

To the best of the knowledge of the directors and officers of the Corporation, the only person who beneficially owns directly or indirectly, or exercises control or direction over voting securities carrying more than 10% of the votes attached to all of the issued and outstanding shares of any class of the Corporation, is as follows:

Name and Municipality of Residence	Number of Common Shares[1]	Percentage of Common Shares Outstanding
ARC Canadian Energy Venture Fund 2 Calgary, Alberta	3,125,000	21.0%
Gary E. Perron Calgary, Alberta	2,677,000	18.0%

Note:

(1) As at April 16, 2001. This information, not being within the knowledge of the Corporation, has been furnished by the persons listed above. An affiliate of ARC Financial Corporation is the manager of ARC Canadian Venture Fund 2. In addition to the above Common Shares, Mr. Perron owns 11,150 Class B Shares.

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

The information set forth in this section is of significant importance to many public shareholders of the Corporation, as a substantial number of the public shareholders of the Corporation do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares or Class B Shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting shares for their

clients. The directors and officers of the Corporation do not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically mails a scannable Voting Instruction Form in lieu of the Instrument of Proxy. The Beneficial Shareholder is then asked to complete and return the Voting Instruction Form to IICC by mail or facsimile. Alternatively, a Beneficial Shareholder can call IICC's toll free telephone number to vote his or her shares. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Voting Instruction Form cannot be used as a proxy to vote shares directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the shares voted.**

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

Action is to be taken at the Meeting with respect to the election of directors. The Board of Directors (the "Board") presently consists of five members. It is proposed that the Board will be fixed at five members and the undermentioned persons will be nominated at the Meeting. Each director elected will hold office until the next annual meeting, or until his successor is duly elected or appointed, unless his office be earlier vacated in accordance with the Corporation's By-Laws.

It is the intention of the management designees, if named as proxy, to vote "FOR" the election of the following persons to the Board unless otherwise directed. Management does not contemplate that any of such nominees will be unable to serve as a director. However, if for any reason any of the proposed nominees does not stand for election or is unable to serve as such, **the management designees, if named as proxy, reserve the right to vote for any other nominee in their sole discretion unless the Shareholder has specified in his or her proxy that his or her shares are to be withheld from voting on the election of directors.**

The following information relating to the nominees as directors is based partly on the Corporation's records and partly on information received by the Corporation from said nominees, and sets forth the name and address of each of the persons proposed to be nominated for election as a director, his principal occupation, all other positions and offices in the Corporation held by him, the year in which he was first elected or appointed a director, and the appropriate number of Common Shares of the Corporation that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised by him.

Nominees as Directors	Position Presently Held	Principal Occupation	Director Since	Shares Beneficially Owned or Controlled as of April 16, 2001
Kenneth J. Bowie Calgary, Alberta	President, Chief Executive Officer and Director	President of the Corporation	Oct. 1997	707,000 Common Shares 900 Class B Shares
John A. Brussa[3] Calgary, Alberta	Director	Partner, Burnet, Duckworth & Palmer LLP	Nov. 2000	41,000 Common Shares
John D. Keating Calgary, Alberta	Vice President, Exploration and Director	Vice President, Exploration of the Corporation	Oct. 1997	415,800 Common Shares
Gary E. Perron[1][3] Calgary, Alberta	Director	Vice-President and Managing Director, BMO Nesbitt Burns Inc.	Nov. 1997	2,677,000 Common Shares 11,150 Class B Shares
John M. Stewart[1][2] Calgary, Alberta	Director	Vice-Chairman, ARC Financial Corporation	Nov. 2000	Nil[4]

Notes:

(1) Member, audit committee.

(2) Member, reserve committee

(3) Member, compensation committee

(4) Mr. Stewart is a senior officer of ARC Financial Corporation, which company is manager of ARC Canadian Venture Fund 2. This fund owns 3,125,000 Common Shares being 21.0% of the class outstanding.

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote proxies in the accompanying Form of Proxy in favour of KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation, to hold office until the next annual meeting of the Corporation and to authorize the directors to fix their remuneration as such. KPMG LLP were first appointed auditors of the Corporation effective November, 1997.

Private Placement Resolution

The Board has determined to submit the Private Placement Resolution, as defined below, to the shareholders at the Meeting for consideration.

Circular No. 6 of the former Alberta Stock Exchange, now the Canadian Venture Exchange (the "CDNX"), provided as a general rule that the aggregate number of securities which are issued pursuant to private placement transactions during any six month period will not exceed 25% of the outstanding securities of an issuer.

The management of the Corporation considers it to be in the best interests of the Corporation to retain flexibility for the Corporation in the raising of equity for working capital to finance additional acquisitions or an enhanced capital expenditure program by way of private placement financing, if necessary. Each private placement would still remain subject to regulatory approval, including approval of the CDNX. It is not known whether or not any insiders of the Corporation will participate in any such private placements.

Any future private placement proceeded with by the Corporation under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Corporation;

(b) it cannot result in a change of control of the Corporation;

(c) it cannot exceed 100%, (being 14,909,300 Common Shares) of the Corporation's issued and outstanding Common Shares as at the date hereof;

(d) it must be completed within a twelve (12) month period following the date the advance shareholder approval is given; and

(e) it must comply with the private placement pricing rules of the CDNX, which currently require that the price per security must not be lower than the closing market price of the security on the CDNX on the trading day prior to the date notice of the private placement is given to the CDNX (the "Market Price") less the applicable discount, as follows:

Market Price	**Maximum Discount**
$0.50 or less	25%
$0.51 to $2.00	20%
above $2.00	15%

In anticipating that the Corporation may need to enter into one or more private placements in the next twelve (12) months in excess of 25% of its outstanding Common Shares, the shareholders of the Corporation are asked to consider, and if deemed advisable, to approve an ordinary resolution in the following terms (the "Private Placement Resolution"):

> "Be it resolved, as an ordinary resolution, that the issuance by the Corporation in one or more private placements of up to 14,909,300 Common Shares during the next twelve (12) months, subject to the restrictions described in the Information Circular dated April 18, 2001 be and is hereby approved."

On the foregoing motion, every shareholder entitled to vote at the Meeting will be entitled to cast one vote for each Common Share or Class B Share held, which motion, to be passed, must be approved, with or without variation, by 50% plus one of the votes cast.

The directors of the Corporation believe the passing of the above resolution is in the best interests of the Corporation and recommend that shareholders vote in favour of the resolution. While the CDNX's current policies do not require advance shareholder approval for private placements exceeding 25%, the policies are subject to review and revision by the CDNX. The directors of the Corporation are requesting shareholder approval for the above resolution in the event the CDNX revises its current policies on private placements and reverts to a policy that follows the rules outlined in the former Alberta Stock Exchange's Circular No. 6 or adopts a policy the follows the private placement rules similar to those of The Toronto Stock Exchange.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table provides a summary of compensation paid to the chief executive officer and each of the Corporation's four most highly compensated executive officers whose total salary and bonus exceeded $100,000 (the "Named Executive Officers") during the fiscal years ended December 31, 2000, 1999 and 1998.

SUMMARY COMPENSATION TABLE

	Annual Compensation				Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation[(1)] ($)	Securities Under Options/SARS Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation[(1)] ($)
Kenneth J. Bowie President and Chief Executive Officer	2000 1999 1998	107,100 99,960 91,020	15,000 Nil 7,500	Nil Nil Nil	75,000/Nil 25,000/Nil Nil/Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
John D. Keating Vice-President, Exploration	2000 1999 1998	107,100 99,960 91,020	15,000 Nil 7,500	Nil Nil Nil	75,000/Nil 25,000/Nil Nil/Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Cameron M. Fraser Vice President, Land	2000 1999 1998	103,500 96,600 81,453	15,000 Nil 4,500	Nil Nil Nil	56,250/Nil 18,750/Nil Nil/Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
William J. Lewington Chief Financial Officer and Corporate Secretary	2000 1999 1998	92,400 83,400 53,650	15,000 Nil 4,500	Nil Nil Nil	35,000/Nil 10,000/Nil Nil/Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10 % of the total of the annual salary and bonus of the named executive officer for the period indicated.

Stock Options

The Corporation has an incentive stock option plan (the "Plan"). Pursuant to the Plan, the directors of the Corporation may from time to time, at their discretion, grant to directors, officers, employees and consultants of the Corporation, or any of its subsidiaries, an option to purchase Common Shares. The purchase price for any optioned Common Shares shall be fixed by the directors, subject to the limitations of any stock exchange on which the Common Shares are listed. The options are non-assignable and non-transferable.

371,250 stock options were granted to the named executive officers during the fiscal year period ended December 31, 2000. The options expire five years from the date of grant. A portion of the granted options become fully vested upon the Corporation achieving a cash flow target as approved by the board of directors, while the remainder vest at a rate 25% per year beginning on the first anniversary of the date of

the grant. The Corporation did not institute any plan for any of its employees involving stock appreciation rights during 2000.

STOCK OPTION GRANTS DURING THE YEAR ENDED DECEMBER 31, 2000

The following table sets forth information in respect to options granted to the Named Executive Officers during the most recently completed financial year.

Name	Securities Under Options Granted	% of Total Options Granted in Year	Exercise Price ($/Share)	Market Value of Shares on the Date of Grant ($/Share)	Expiry Date
Kenneth J. Bowie	75,000	12.4%	2.00	2.00	April 12, 2005
John D. Keating	75,000	12.4%	2.00	2.00	April 12, 2005
Cameron M. Fraser	56,250	9.3%	2.00	2.00	April 12, 2005
William J. Lewington	35,000	5.8%	2.00	2.00	April 12, 2005

AGGREGATED OPTION EXERCISES DURING THE FISCAL PERIOD ENDED DECEMBER 31, 2000 AND YEAR-END OPTION VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2000 Exercisable/Unexercisable (#)	Value of Unexercised in-the-Money Options at December 31, 2000[1] Exercisable/Unexercisable ($)
Kenneth J. Bowie	100,000	150,000	81,250/118,750	174,250/129,000
John D. Keating	100,000	150,000	81,250/118,750	174,250/129,000
Cameron M. Fraser	75,000	112,500	42,187/107,813	88,500/138,938
William J. Lewington	Nil	Nil	40,000/55,000	24,325/40,225

Note:

(1) Based on the closing price of the Common Shares on the Canadian Venture Exchange of $2.75 per share as of the noted date.

Employment Contracts and Termination of Employment

The Named Executive Officers have employment contracts from the Corporation to compensate them in the event of the termination of employment (resignation or change of control) or a change in responsibilities following a change of control of the Corporation. Compensation to be received varies between one and two times the then annual salary of the Named Executive Officer, depending on the nature of the termination of employment.

Compensation of Directors

The directors of the Corporation have not received any additional compensation for acting as directors of the Corporation, but they are entitled to reimbursement of out-of-pocket expenses for attendance at meetings of the Board and committees of the Board. In lieu thereof, the directors participate in the incentive stock option plan.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Corporation, none of the Directors or Officers of the Corporation, nor any person who beneficially owns, directly or indirectly, securities carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation, nor any associate or affiliate of the foregoing persons has any material interests, direct or indirect, in any transaction since the commencement of the Corporation's last completed financial year or in any proposed transaction which, in either case has or will materially affect the Corporation.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Other than as outlined herein, management of the Corporation is not aware of any material interest of any director or nominee for director, or senior officer or any one who has held office as such since the beginning of the Corporation's last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time during the most recently completed fiscal period was there any indebtedness of any director or officer, or any associate of any such director or officer to the Corporation or to any other entity which is, or at any time since the beginning of the most recently completed financial period, been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

OTHER MATTERS COMING BEFORE THE MEETING

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by proxy solicited hereby will be voted on such matters in accordance with the best judgement of the person voting such proxy.

DIRECTORS' APPROVAL

The contents and the sending of this Circular have been approved by the Board of Directors.

AVAILABILITY OF CERTAIN DOCUMENTS

Under National Policy 41, adopted by the Canadian Securities Administrators, a person or company who wishes to receive interim financial statements from the Corporation must deliver a written request for such material to the Corporation, together with a signed statement that the person or company is the owner of securities (other than debt instruments) of the Corporation. The Corporation's policy is to provide interim financial statements to registered Shareholders, however, non-registered Shareholders who wish to receive interim financial statements are encouraged to send the enclosed return form, together with the completed form of proxy, in the addressed envelope provided to the Corporation's agent, Computershare Trust Company of Canada. The Corporation's agent will maintain a supplemental list of persons and companies wishing to receive interim financial statements.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

"signed"	*"signed"*
Kenneth J. Bowie President and Chief Executive Officer	William J. Lewington Chief Financial Officer and Corporate Secretary

Calgary, Alberta
April 18, 1999

[MANAGEMENT'S REPORT]

The financial statements of Progress Energy Ltd. were prepared by management in accordance with Canadian generally accepted accounting principles. The financial and operating information presented in this annual report is consistent with that shown in the financial statements.

Management has designed and maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial information.

External auditors appointed by the shareholders have examined the corporate and accounting records in order to express their opinion on the financial statements. The Audit Committee, consisting of a majority of non-management directors, has reviewed these financial statements with the external auditors and management and has reported to the Board of Directors. The Board has approved the financial statements.

signed

KENNETH J. BOWIE
President & CEO
March 23, 2000

signed

WILLIAM J. LEWINGTON
Chief Financial Officer

[AUDITORS' REPORT]

We have audited the balance sheets of Progress Energy Ltd. as at December 31, 2000 and 1999 and the statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

signed: KPMGLLP

Chartered Accountants
Calgary, Alberta
March 15, 2001

BALANCE SHEETS

($ thousands) As at December 31,	2000	1999
ASSETS		
Current		
Cash and short-term investments	$ 68	$ —
Accounts receivable	7,818	2,759
Deposits and prepaids	493	260
	8,379	3,019
Property, plant and equipment (Note 2)	56,946	38,852
Total Assets	$ 65,325	$ 41,871
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 11,820	$ 5,868
Income and other taxes payable	2,076	102
	13,896	5,970
Long-term debt (Note 3)	16,409	9,418
Site restoration and abandonment	847	334
Future income taxes (Note 5)	10,373	7,536
	41,525	23,258
SHAREHOLDERS' EQUITY		
Share capital (Note 4)	17,156	17,214
Retained earnings	6,644	1,399
	23,800	18,613
Total liabilities and shareholders' equity	$ 65,325	$ 41,871

Commitments (Note 8)

See accompanying notes to the financial statements.

Approved on behalf of the Board:

signed

Kenneth J. Bowie
Director

signed

Gary E. Perron
Director

[STATEMENTS OF EARNINGS AND RETAINED EARNINGS]

($ thousands) Year ended December 31,	2000	1999
REVENUES		
Petroleum and natural gas	$ 29,593	$ 11,160
Royalties	(6,851)	(2,514)
Interest	–	2
	22,742	8,648
EXPENSES		
Operating	4,170	2,162
General and administrative	664	544
Interest	946	341
Depletion and depreciation	5,913	3,411
	11,693	6,458
Earnings before taxes	11,049	2,190
Taxes		
Capital taxes	534	234
Current income taxes (Note 5)	1,824	–
Future income taxes (Note 5)	2,821	884
	5,179	1,118
Net earnings	5,870	1,072
Retained Earnings, beginning of period	1,399	327
Redemption of shares	(625)	–
Retained earnings, end of period	$ 6,644	$ 1,399
Net earnings per share (Note 4)		
Per common share	$ 0.39	$ 0.08
Basic	$ 0.30	$ 0.06
Diluted	$ 0.29	$ 0.06

See accompanying notes to the financial statements.

STATEMENTS OF CASH FLOWS

($ thousands) Year ended December 31,	2000	1999
Cash provided by (used in):		
OPERATIONS		
Net earnings	$ 5,870	$ 1,072
Depletion and depreciation	5,913	3,411
Future income taxes	2,821	884
Cash flow provided by operations	14,604	5,367
Net change in non-cash working capital (Note 6)	2,634	(1,723)
	17,238	3,644
FINANCING		
Increase in long-term debt	6,991	9,418
Issue of shares	302	3,748
Redemption of shares	(969)	–
	6,324	13,166
INVESTING		
Capital asset additions	(23,494)	(18,802)
Increase (decrease) in cash	68	(1,992)
Cash and short term investments, beginning of period	–	1,992
Cash and short term investments, end of period	$ 68	$ –
Cash flow from operations per share (Note 4)		
Per common share	$ 0.97	$ 0.39
Basic	$ 0.76	$ 0.29
Diluted	$ 0.71	$ 0.28

See accompanying notes to the financial statements

[NOTES TO FINANCIAL STATEMENTS]

December 31, 2000 and 1999

1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of Progress Energy Ltd. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. The significant accounting policies are summarized below.

a) Cash and short term investments

Cash and short tern investments consists of cash in the bank, less outstanding cheques and short term deposits with a maturity of less than three months.

b) Oil and natural gas operations

The Company follows the full cost method of accounting for petroleum and natural gas operations. All costs related to the acquisition of exploration for and development of petroleum and natural gas reserves are capitalized on a country-by-country cost centre basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges of non-producing property, costs of drilling both productive and non-productive wells, petroleum and natural gas production equipment and overhead charges related to exploration and development activities.

Proceeds from the disposition of oil and gas properties are credited to the capitalized costs except for dispositions, which would significantly alter the rate of depletion and depreciation, in which case a gain or loss would be recorded.

c) Depletion and depreciation

Capitalized costs in each cost centre, together with estimated future capital costs associated with proven reserves, are depleted and depreciated using the unit-of-production method based on gross proven reserves of petroleum and natural gas as determined by independent engineers. For purposes of this calculation, reserves and production are converted to equivalent units of oil based on relative energy content. Costs of significant unproved properties are excluded from the depletion calculation.

In applying the full cost method, the Company restricts the capitalized costs less accumulated depletion and depreciation, future income taxes and the accumulated provision for future site restoration costs to an amount equal to estimated future net revenues from proven reserves, based on year-end prices and costs, plus unproved properties. Estimated future capital costs, recurring general and administrative expenses, future financing costs, future site restoration costs, and income taxes are deducted in determining future net revenues. Any costs carried on the balance sheet in excess of the ceiling test limits are charged to current operations as additional depletion.

A provision for future site restoration costs is calculated using the unit of production method. Costs are estimated each year by management based upon current regulations and industry practices. The annual charge is recorded as additional depletion and depreciation. Actual costs incurred are charged against the accumulated liability.

Office equipment is recorded at cost and is depreciated over the useful life of the assets on a declining balance basis at 20%.

d) Joint operations

Substantially all of the exploration and production activities are conducted jointly with others and accordingly, the Company only reflects its proportionate interest in such activities.

e) Financial instruments

The Company uses derivative financial instruments from time to time to hedge its exposure to commodity price and foreign exchange fluctuations. Most of the transactions are related to an underlying physical position or to future oil and natural gas production and this hedging relationship is, or is expected to be, effective. Derivative financial instruments not designated as hedges are recorded at fair value at inception and changes in the fair value are recognized in earnings.

Gains and losses on financial instruments designated as hedges are deferred and are recognized in the period and in the same financial category in which the revenues or expenses associated with the hedged transactions are recognized.

Premiums paid on the purchase of put options are deferred and amortized over the life of the contract. Premiums received on the sale of call options are recorded as liabilities and changes in the fair value of the liabilities are recognized in earnings.

f) Measurement uncertainty

The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

g) Income taxes

The Company follows the liability method of accounting for income taxes. Temporary differences arising from the differences between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

h) Flow-through shares

The resource expenditure deductions for income tax purposes relate to exploratory and development activities funded by flow-through share arrangements and are renounced to investors in accordance with income tax legislation. An estimate of the additional tax liability to be incurred and included in the future tax provision is recognized and charged to share capital at the time the resource expenditure deductions for income tax purposes are renounced to investors.

i) **Stock based compensation plan**
Consideration paid by directors, officers and employees on the exercise of stock options under the stock option plan is recorded as share capital. No compensation expense is recognized with respect to stock options as the exercise price equals the market price of shares on the date of the grant.

j) **Earnings and cash flow per share**
In 2000, the Company adopted the new accounting policy for calculation and presentation of earnings and cash flow per share in accordance with recommendations of the Canadian Institute of Chartered Accountants. The new policy has been adopted retroactively and 1999 cash flow from operations changed to $0.28 per share from $0.27 per share on a diluted basis.

k) **Comparative figures**
Certain prior period amounts have been reclassified to conform with the current period's presentation.

2. PROPERTY, PLANT AND EQUIPMENT

($ thousands)	**2000**	1999
Petroleum and natural gas properties	**66,777**	43,360
Other assets	**380**	303
	67,157	43,663
Accumulated depletion and depreciation	**(10,211)**	(4,811)
Net book value	**$ 56,946**	$ 38,852

During the year ended December 31, 2000, the Company capitalized $562 thousand (1999 - $395 thousand) of general and administrative expenses related to exploration and development activities. As at December 31, 2000, the depletion calculation excluded unproved properties of $3.7 million (December 31, 1999 - $3.4 million).

As at December 31, 2000, the Company estimated its future site restoration costs to be $5.3 million (December 31, 1999 - $4.1 million).

3. LONG-TERM DEBT

($ thousands)	**2000**	1999
Direct advances	**$ -**	$ 364
Bankers' acceptances	**16,409**	9,054
Long-term debt	**$ 16,409**	$ 9,418

The Company has a financing arrangement with a Canadian chartered bank in the form of a revolving/reducing demand credit facility. Borrowing is available by way of direct advances or bankers' acceptances and bears interest at the bank's prime rate or current bankers' acceptance rates plus a 1.25 percent stamping fee respectively. The credit facility is secured by a $50 million fixed and floating charge debenture on the assets of the Company and it is

subject to a semi-annual and annual review by the lender and requires no principal repayments provided certain covenants are met with respect to asset coverage tests. These asset coverage tests were met by the Company during the last review in December 2000, at which time the maximum borrowing under this facility was increased to $25 million. The bank has confirmed that no principal repayment of the facility will be required before January 1, 2002, provided that the Company continues to satisfy the provisions of the credit agreement and maintains an adequate borrowing base. Accordingly, the debt was classified as long-term in the financial statements.

4. SHARE CAPITAL

a) Authorized:

Unlimited number of voting Common Shares, without par value. Unlimited number of voting Class B Common Shares, convertible (at the option of the Company) at any time after December 31, 1999 and before December 31, 2002, into Common Shares. The fraction is calculated by dividing $10 by the greater of $1 and the current market price of Common Shares. If conversion has not occurred by the close of business on December 31, 2002, the Class B Shares will be deemed to be converted into Common Shares on the same basis effective on January 31, 2003.

b) Issued:

Common Shares	Number	Amount ($ thousands)
Balance at December 31, 1998	13,602,000	$ 7,854
For cash, pursuant to flow-through private placement	670,000	1,997
For cash, pursuant to private placement	650,000	1,787
Share issue expense net of tax effect of $16,337	-	(20)
Tax effect on flow-through shares renounced	-	(891)
Balance at December 31, 1999	14,922,000	$ 10,727
Issued on exercise of stock options	485,000	257
For cash, pursuant to flow-through private placement	12,500	35
For cash, pursuant to private placement	4,000	10
Tax effect on flow-through shares renounced	-	(16)
Redemption of shares	(394,800)	(340)
Balance at December 31, 2000	15,028,700	$ 10,673
Class B Shares		
Balance at December 31, 1998	1,170,900	$ 7,697
Tax effect on flow-through shares renounced	-	(1,210)
Balance at December 31, 1999	1,170,900	$ 6,487
Redemption of shares	(900)	(4)
Balance at June 30, 2000	1,170,000	$ 6,483
Total capital stock		$ 17,156

c) Issue and redemption/cancellation of shares:

On September 22, 2000, the Company issued, on a private placement basis to an employee of the Company, 4,000 Common Shares and 12,500 flow-through Common Shares for a total consideration of $45 thousand.

During the year, 485,000 Common Shares were issued on the exercise of stock options by employees and directors of the Company. Total consideration was $257 thousand.

During the period from March 30, 2000 to December 31, 2000, the Company purchased and cancelled 394,800 Common Shares and 900 Class B Shares for a total consideration of $969 thousand pursuant to the normal course issuer bid approved by the Canadian Venture Exchange. Of the total consideration, $344 thousand, being the adjusted cost base of the shares for the Company, was charged to share capital and the balance of $625 thousand was charged to retained earnings. The normal course issuer bid was eligible to commence on March 30, 2000 and allows the Company to purchase up to 746,100 Common Shares and 115,725 Class B Shares until March 29, 2001.

d) Flow-through share expenditures:

Pursuant to the September 20, 2000 flow-through share offering, the Company has incurred and renounced $35 thousand of qualifying expenditures effective December 31, 2000.

Pursuant to the 1997 flow-through share offerings totalling $11.7 million, the Company has incurred and renounced 100 percent of qualifying expenditures as at December 31, 1999. Of the total qualifying expenditures, $2.7 million was renounced effective December 31, 1999.

Pursuant to the November 26, 1999 and December 31, 1999 flow-through share offerings, the Company has incurred and renounced $2 million of qualifying expenditures effective December 31, 1999.

e) Stock options:

The Company has established a stock option plan (the "Plan") whereby directors, officers and employees are eligible to be granted options to purchase Common Shares. The Plan provides for the granting of up to 10 percent of the issued and outstanding Common Shares of the Company. As at December 31, 2000, the Company could grant up to 1,502,870 options.

The following table sets forth a reconciliation of stock options granted, exercised and cancelled:

	Number of options	Weighted average exercise price	Number exercisable at year-end	Weighted average exercise price
Balance, December 31, 1998	1,000,000	$ 0.58	68,750	$ 0.50
Granted	346,250	1.99		
Balance, December 31, 1999	1,346,250	$ 0.95	701,250	$ 0.59
Granted	605,000	2.23		
Exercised	(485,000)	0.53		
Cancelled	(110,000)	2.40		
Balance, December 31, 2000	1,356,250	$ 1.55	471,563	$ 1.06

The following table sets forth information related to stock options outstanding at December 31, 2000:

	Option outstanding			Options exercisable	
Range of exercise price outstanding	Number	Weighted average remaining contractual life	Weighted average exercise price	Number	Weighted average exercise price
		(years)			
$0.50 - $1.87	661,250	2.32	$ 0.89	359,063	$ 0.70
$2.00 - $2.70	695,000	4.05	2.18	112,500	2.20
	1,356,250	3.21	$ 1.55	471,563	$ 1.06

f) **Earnings and cash flow per share:**

Earnings and cash flow per Common Shares are calculated using the weighted average number of Common Shares outstanding during the period. This calculation does not include conversion of the Class B Shares or stock options. At December 31, 2000 the weighted average number of Common Shares outstanding was 15,060,286 (1999 – 13,730,274).

"Basic" earnings and cash flow per share are calculated using the weighted average number of Common Shares and Class B Shares outstanding during the period. The Common Shares and Class B Shares are considered in aggregate due to the equal participation rights of these shares. At December 31, 2000, the closing trading price on the CDNX of the Common Shares of $2.75 (December 31, 1999 - $2.50) was used to convert the Class B Shares to Common Shares for the purposes of determining the weighted average number of shares for basic per share calculations. At December 31, 2000, the weighted average number of shares outstanding of 19,316,807 (December 31, 1999 – 18,413,874) was used for basic per share calculations.

"Diluted" earnings and cash flow per share are calculated using the treasury stock method that assumes any proceeds received by the Company upon the exercise of in-the -money stock options would be used to buy back Common Shares at the average market price for the period. As with the basic per share calculations, the Common Shares and Class B Shares are considered in aggregate, however, the average price of Common Shares traded on the CDNX through out the year of $2.38 (1999 - $2.41) was used to convert the Class B Shares to Common Shares instead of the closing trading price at year-end. At December 31, 2000, the weighted average number of shares outstanding of 20,569,743 (December 31, 1999 - 19,106,711) was used for diluted per share calculations.

5. INCOME TAXES

a) Future income taxes

($ thousands)	2000	1999
Excess of carrying value of capital assets over tax basis	$ 10,934	$ 7,068
Site restoration allowance	(378)	(149)
Recognition of benefits of share issue costs	(183)	(274)
Flow-through share renouncements to be incurred in the following year	-	891
	$ 10,373	$ 7,536

b) Income tax expense (current and future)

($ thousands)	2000	1999
Net income before taxes	$ 11,049	$ 2,190
Expected income tax at 44.6%	4,928	977
Add (deduct):		
Non-deductible Crown charges	2,272	745
Resource allowance	(2,485)	(764)
Other	(70)	(74)
	$ 4,645	$ 884

As at December 31, 2000, the Company had approximately $32.4 million (December 31, 1999 - $23.4 million) of tax pools available to reduce future income taxes.

6. SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in non-cash working capital

($ thousands)	2000	1999
Accounts receivable	$ (5,059)	$ (1,100)
Deposits and prepaids	(233)	(144)
Accounts payable and accrued liabilities	7,926	(479)
	$ 2,634	$ (1,723)

b) Cash interest and taxes paid

($ thousands)	2000	1999
Cash interest paid	957	370
Cash income and other taxes paid	384	260

7. FINANCIAL INSTRUMENTS

The fair values of financial assets and liabilities that are included in the balance sheet approximate their carrying amounts due to the short-term maturity of those instruments.

Substantially all of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

The Company uses various types of financial instruments to reduce its exposure commodity prices. The Company manages its exposure to commodity price risk through the use of physical product and price swap arrangements.

The Company has entered into several short-term arrangements for both oil and natural gas. For the year ended December 31, 2000, the Company realized a net loss of $581 thousand (December 31, 1999 - $132 thousand) on its oil and natural gas price risk management. Below is the summary of outstanding contract positions as at December 31, 2000.

Contract	Volume	Strike price	Term	Premium received (paid) ($ thousands)
AECO put option	2,000 GJ/d	CDN$5.52/GJ	Nov 1/00 - Mar 31/01	$ (36)
NYMEX put option	1,000 bbl/d	US$27.50/bbl	Apr 1/01 - Jun 30/01	$ (180)
NYMEX call option	800 bbl/d	US$35.00/bbl	Jan 1/01 - Mar 31/01	$ 93

Based on the commodity prices at year end and the forward price curves, the fair value of the option contracts listed above is nominal.

8. COMMITMENTS

The Company has certain lease commitments for its office premises through to November 30, 2002. As at December 31, 2000, the payments due under these commitments are as follows:

Year	Commitment ($ thousands)
2001	$ 153
2002	$ 113

May 4, 2001

British Columbia Securities Commission

Dear Sirs:

Subject: Progress Energy Ltd.

We wish to confirm that the British Columbia Securities Commission should now be included as a filing jurisdiction for the above company.

Yours truly,

(Signed) Penny Rice
SEDAR Solutions
Tel: (416) 449-6400 ext. 703
Fax: (416) 444-2939

May 4, 2001

British Columbia Securities Commission

Dear Sirs:

Subject: Progress Energy Ltd.

We wish to confirm that the British Columbia Securities Commission should now be included as a filing jurisdiction for the above company.

Yours truly,

(Signed) Penny Rice
SEDAR Solutions
Tel: (416) 449-6400 ext. 703
Fax: (416) 444-2939

May 4, 2001

British Columbia Securities Commission

Dear Sirs:

Subject: Progress Energy Ltd.

We wish to confirm that the British Columbia Securities Commission should now be included as a filing jurisdiction for the above company.

Yours truly,

(Signed) Penny Rice
SEDAR Solutions
Tel: (416) 449-6400 ext. 703
Fax: (416) 444-2939



[LEVERAGING TECHNOLOGY, FINANCIAL CONTROL AND EXPLORATION TALENT]

FIRST QUARTER INTERIM REPORT
FOR THE THREE MONTHS ENDED MARCH 31, 2001

PROGRESS ENERGY

[FIRST QUARTER CORPORATE HIGHLIGHTS]

- Production rates increased by 45 percent to 2,358 boe per day in Q1 2001 compared to 1,628 boe per day in Q1, 2000
- Current production rates are 2,700 boe per day (10 mcf per boe)
- Cash flow for the quarter increased by 104 percent to $5.37 million from $2.63 million in Q1 2000
- Cash flow per common share increased by 100 percent to $0.36
- Earnings increased by 259 percent to $2.64 million from $0.73 million in Q1 2000. Annualized earnings are now over $10 million per year or $0.71 per common share
- Drilled eleven wells including another major new pool natural gas discovery at Milo
- Received final approval to construct a 60 mmcf per day gas plant at Milo, B.C.

Three months ended March 31,	**2001**	2000	% Change
FINANCIAL ($000s, except per share amounts)			
Gross Revenue	**10,113**	5,240	93%
Cash flow from operations	**5,372**	2,628	104%
Per common share	**0.36**	0.18	100%
Net earnings	**2,635**	733	259%
Per common share	**0.18**	0.05	260%
Capital expenditures, net	**7,207**	6,243	15%
OPERATIONS			
Production			
Crude oil and liquids (bbls/d)	**1,895**	1,134	67%
Natural gas (mcf/d)	**4,635**	4,942	(6%)
Total production (boe/d @ 10:1 conversion)	**2,358**	1,628	45%
Total production (boe/d @ 6:1 conversion)	**2,667**	1,957	36%
Average sales price			
Crude oil and liquids ($/bbls)	**37.79**	37.01	2%
Natural gas ($/mcf)	**8.80**	3.16	178%
Operating netback per boe (10:1 conversion)	**31.61**	20.59	54%
Operating netback per boe (6:1 conversion)	**27.94**	17.12	63%
Wells drilled			
Gross	**11.0**	9.0	22%
Net	**3.3**	5.0	(34%)

[PRESIDENT'S MESSAGE]

FINANCIAL REVIEW

Progress Energy delivered strong gains in revenue, cash flow, cash flow per share and particularly earnings in the first quarter of 2001 compared to 2000. Production rates increased by 45 percent to 2,358 boe per day using a conversion ratio of 10 mcf of natural gas per barrel of oil. On a 6:1 conversion basis, Progress Energy's production rate was 2,667 boe per day, up 36 percent over 2000. Current production rates are 2,700 boe per day at 10 mcf per boe and 3,265 boe per day at 6 mcf per boe. The Canadian petroleum industry is making the transition to a conversion rate of 6 mcf of natural gas to 1 barrel of oil versus the historic method of 10 mcf of natural gas per barrel of oil.

Our rising production volumes, combined with higher product prices, increased revenues to $10 million for the quarter, up 93 percent over 2000. Cash flow for the first quarter rose by 104 percent to $5.37 million. Annualized cash flow (four times first quarter cash flow) is now $21.5 million per year and is driving our expanding drilling budget. Cash flow per common share during the first quarter of 2001 was $0.36, up 100 percent from $0.18 in 2000. Net earnings increased four-fold to $2.64 million versus $0.73 million for the first quarter in 2000. Our annualized earnings are $10.54 million and our share price to earnings per share ratio (P/E ratio) is now 5.2.

Capital expenditures for the first quarter were $7.2 million versus $6.2 million in 2000. During a very busy quarter, Progress drilled 11 wells and completed significant gas well equipping and pipeline projects. This work increased our production rates to a current level of 2,700 boe per day. Capital spending has now slowed considerably in April and May due to spring break-up. Debt at the end of the first quarter was $24.1 million, less than our expected cash flow in 2001. With production revenues increasing and capital spending slowing in the second quarter, debt is currently decreasing. Progress recently increased our line of credit to $35 million giving us the financial flexibility to pursue new opportunities.

Our net G&A expenditures required to operate the Company fell significantly in the first quarter to $44,000 or only $0.20 per boe from $154,000 or $1.04 per boe in 2000. This low net cost was due to a high level of operator recoveries payable to Progress Energy which offset our gross G&A cost. These recoveries resulted from our very active quarter of capital spending and an ever increasing number of operated oil and gas wells. We have become an extremely efficient junior oil company in terms of production and revenues as well as cost per employee. We will not maintain the $0.24 per boe G&A level, however; we will maintain our position as a very efficient operator in the petroleum industry.

OPERATIONS REVIEW

Milo, British Columbia

Progress Energy is pleased to report we have made another significant new pool wildcat discovery in Milo West. Our b-72-G well tested gas at 10 mmcf per day in a new structure west of our original Milo discovery. Preliminary indications are that this new pool is approximately 35 bcf in size. The well was tied in and put onstream in April. We will closely monitor the production performance and the reservoir behaviour by additional well testing to confirm the pool size.

In our original pool we drilled two more wells. Counting Milo West, we now have five excellent gas wells onstream. Current production rates are approximately 30 mmcf per day of raw gas (6.5 mmcf per day net raw gas or 5.75 mmcf per day net sales gas). Our wells could produce at 47 mmcf per day (at a10 percent pressure drawdown) if we had the pipeline capacity to produce the wells at this rate. In addition, we expect to drill three more wells in Milo and Milo West next winter.

Progress Energy recently received full regulatory approval to construct a new 60 mmcf per day gas plant to handle our Milo production. In addition, we will construct a 254 millimetre (10 inch) large diameter pipeline to transport the increasing volumes of gas to our plant. These facilities could be completed as early as February 2002. As operator, Progress Energy would control development in this expanding new and successful gas exploration area.

Two Creek, Alberta

Progress Energy drilled another excellent horizontal oil well in our Two Creek property in west central Alberta. The well, in which we have an 80 percent interest, is producing over 300 barrels per day. The well follows the four successful wells we drilled at Two Creek late in 2000 and one unsuccessful exploration well drilled in March. Total production rates are 800 barrels per day of oil and over 2 mmcf per day of gas from 15 wells. Progress also received regulatory approval for Good Production Practice for our Two Creek B pool which will allow us to further increase production rates by over 100 barrels per day net to Progress commencing June 2001. We plan to drill several more exploration and development wells in 2001.

Whitecourt, Alberta

Progress Energy drilled four wells in this area in the first quarter. One tested gas at 0.75 mmcf per day while two are suspended and one was dry and abandoned. A new pool discovery made late in 2000 is now onstream at 0.5 mmcf per day.

Southeast Saskatchewan/Manitoba

Progress drilled two wells this quarter. One at Clarilaw was very successful and went onstream at 200 barrels per day (110 barrels per day net). Our well at Alameda was unsuccessful. A 3-D seismic program completed in the Clarilaw area indicates we have numerous follow-up drilling locations which will be pursued this summer. Progress is the operator with a 100 percent interest in most of the Clarilaw area. Overall production rates in this core area exceed 1,000 barrels per day of light crude. Progress Energy has a large undeveloped land position on which we have generated numerous drilling locations. We will pursue many of these in 2001 and beyond.

OUTLOOK

Oil prices remain steady in the US$28 (CDN$42) per barrel range we discussed in our annual report. We expect this relative stability to continue. Natural gas prices have softened from the lofty levels in the first quarter but are still relatively high at approximately $6 per mcf. Gas prices have historically been more volatile than oil prices and we expect this characteristic to continue. Combined, both product prices are historically high and thus profitability in the oil industry will remain at healthy levels in 2001. With strong cash flow and relatively low levels of debt our balance sheet will continue to strengthen.

Progress Energy drilled 11 wells in the first quarter of 2000 and expects to drill almost 30 more in 2001. Drilling rigs have already been contracted to complete most of our critical winter drilling program. We have a strong inventory of drilling locations and the financial capability to execute this program.

On behalf of the Board of Directors,

Kenneth J. Bowie, P.Eng. MBA
President and C.E.O.
May 18, 2001

[MANAGEMENT'S DISCUSSION AND ANALYSIS]

Management's discussion and analysis (the MD&A) should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2001 and March 31, 2000 and the audited financial statements and MD&A for the year ended December 31, 2000.

For the purposes of this discussion, natural gas has been converted to an oil equivalent on a 10:1 basis for all barrel of oil equivalent (boe) calculations. Natural gas has also been converted to an oil equivalent on a 6:1 basis and is shown in brackets after the 10:1 equivalent.

PRODUCTION AND REVENUES

During the three months ended March 31, 2001, oil and liquids production increased to 1,895 bbls per day from 1,134 bbls per day for the same period in 2000, while natural gas production decreased to 4,635 mcf per day from 4,942 mcf per day. The decrease in natural gas production is attributable to winter drilling and construction at Milo that required the wells to be shut-in for a portion of the quarter and the decrease in volumes from the Whitecourt area due to production difficulties.

Revenues increased to $10.1 million in the first quarter of 2001 from $5.2 million in the first quarter of 2000, reflecting the substantial increase in oil and liquids production and the increase in natural gas prices received. During the first quarter of 2001, the average price for oil and liquids was $37.79 (Q1 2000 - $37.01) and natural gas was $8.80 (Q1 2000 - $3.16).

ROYALTIES

For the three months ended March 31, 2001, royalties increased to $2.3 million from $1.3 million for the same period in 2000. On a boe basis, royalties increased to $10.75 from $8.60 ($9.50 versus $7.15 on a 6:1 basis). The increase was the result of higher production and higher natural gas prices during the first quarter of 2001.

OPERATING EXPENSES

Operating expenses increased to $1.1 million in the first quarter of 2001 from $0.9 million during the same period in 2000. On a boe basis, operating expenses decreased to $5.30 from $6.18 ($4.68 versus $5.14 on a 6:1 basis). The decrease on a per unit basis was the result of higher production during the quarter.

GENERAL AND ADMINISTRATIVE EXPENSES

During the first quarter of 2001, gross general and administrative expenses (G&A) increased to $0.7 million from $0.5 million in the first quarter of 2000. The increase resulted from greater staffing required to handle the Company's operations.

For the respective periods, net G&A decreased to $44 thousand from $154 thousand. The decrease is attributable to the high overhead recoveries received during the first quarter of 2001 as a result of the increased drilling and construction activity.

On a boe basis higher production resulted in changes to both gross (10:1 basis - $3.28 versus $3.47; 6:1 basis -$2.90 from $2.89)and net G&A (10:1 basis - $0.20 versus $1.04; 6:1 basis - $0.18 versus $0.87).

INTEREST EXPENSE

Interest expense increased during the first quarter of 2001 to $0.3 million from $0.2 million for the same period in 2000 as result of increased debt. On a boe basis, interest expense increased to $1.41 from $1.06 ($1.25 versus $0.88 on a 6:1 basis).

INCOME AND CAPITAL TAXES

During the first quarter of 2001, capital taxes increased to $0.14 million from $0.11 million during the first quarter of 2000. The increase is due mainly to higher capital taxes associated with production in Southeast Saskatchewan.

For the respective periods, current and future income taxes increased to $1.6 million from $0.7 million. The increase is attributable to the Company's higher pre-tax earnings. Of the $1.6 million total income taxes for the first quarter of 2001, $0.9 million is classified as current income taxes.

DEPLETION AND DEPRECIATION

For the three months ended March 31, 2001, depletion and depreciation (D&D) of capital assets and the provision for site restoration and abandonment ("SR&A") increased to $1.9 million from $1.2 million for the same period in 2000. On a boe basis D&D and SR&A increased to $9.18 from $8.09 ($8.11 versus $6.73 on a 6:1 basis). The increase resulted from the higher production achieved during the quarter and the increase in costs associated with capital projects.

LIQUIDITY AND CAPITAL RESOURCES

Debt to cash flow ratio	**March 31, 2001**	March 31, 2000
Working capital deficit ($000s)	**$ 5,776**	$ 2,493
Long-term debt ($000s)	**18,325**	13,491
Total debt ($000s)	**24,101**	15,984
Cash flow from operations - annualized ($000s)	**21,488**	10,512
Debt to annualized quarterly cash flow	**1.1:1**	1.5:1

Capital program ($000s)	**March 31, 2001**	March 31, 2000
Capital expenditures		
Land acquisitions and retention	**$ 257**	$ 161
Geological and geophysical	**509**	451
Drilling and completions	**4,724**	3,568
Equipping and facilities	**1,788**	2,705
Net property acquisitions (dispositions)	**(76)**	(652)
Other	**5**	10
	7,207	6,243
Funded by		
Cash flow from operations	**5,134**	2,628
Working capital	**497**	(458)
Long-term debt	**1,916**	4,073
Equity (net of share redemptions)	**(340)**	-
	7,207	6,243

[BALANCE SHEETS]

($000s)	March 31, 2001	December 31, 2000
ASSETS	**(Unaudited)**	
Current		
Cash and short-term receivables	**$ -**	$ 68
Accounts receivable	**13,013**	7,818
Deposits and prepaids	**627**	493
	13,640	8,379
Property, plant and equipment	**62,367**	56,946
Total assets	**$ 76,007**	$ 65,325
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**$ 18,333**	$ 11,820
Income and other taxes payable	**1,083**	2,076
	19,416	13,896
Long-term debt (Note 2)	**18,325**	16,409
Site restoration and abandonment	**1,008**	847
Future income taxes	**11,163**	10,373
	49,912	41,525
SHAREHOLDERS' EQUITY		
Share capital (Note 3)	**17,053**	17,156
Retained earnings	**9,042**	6,644
	26,095	23,800
Total liabilities and shareholders' equity	**$ 76,007**	$ 65,325

[STATEMENTS OF EARNINGS AND RETAINED EARNINGS]

Three months ended March 31, ($000s, except per share amounts)	2001	2000
REVENUES	**(Unaudited)**	(Unaudited)
Petroleum and natural gas	**$ 10,113**	$ 5,240
Royalties	**(2,282)**	(1,274)
	7,831	3,966
EXPENSES		
Operating	**1,124**	916
General and administrative	**44**	154
Interest	**300**	157
Depletion and depreciation	**1,947**	1,198
	3,415	2,425
Earnings before taxes	**4,416**	1,541
TAXES		
Capital taxes	**138**	111
Current income taxes	**853**	-
Future income taxes	**790**	697
	1,781	808
Net earnings	**2,635**	733
Retained earnings, beginning of period	**6,644**	1,399
Redemption of shares	**(237)**	-
Retained earnings, end of period	**$ 9,042**	$ 2,132
Net earnings per share (Note 3)		
Per common share	**$ 0.18**	$ 0.05
Basic	**$ 0.15**	$ 0.04
Diluted	**$ 0.14**	$ 0.03

[STATEMENTS OF CASH FLOWS]

Three months ended March 31, ($000s, except per share amounts)	2001	2000
Cash provided by (used in):	**(Unaudited)**	(Unaudited)
Operations		
Net earnings	**$ 2,635**	$ 733
Depletion and depreciation	**1,947**	1,198
Future income taxes	**790**	697
Cash provided by operations	**5,372**	2,628
Changes in non-cash working capital	**191**	(458)
	5,563	2,170
Financing		
Increase (decrease) in long-term debt	**1,916**	4,073
Redemption of shares	**(340)**	-
	1,576	4,073
Investing		
Capital asset additions	**(7,207)**	(6,243)
Increase (decrease) in cash	**(68)**	-
Cash and short term investments, beginning of period	**68**	-
Cash and short term investments, end of period	**$ -**	$ -
Cash flow from operations per share (Note 3)		
Per common share	**$ 0.36**	$ 0.18
Basic	**$ 0.30**	$ 0.13
Diluted	**$ 0.28**	$ 0.12

[NOTES TO FINANCIAL STATEMENTS]

1. ACCOUNTING POLICIES

The interim financial statements of Progress Energy Ltd. (the "Company") have been prepared following the same accounting policies and methods of computation as the financial statements of the Company for the year ended December 31, 2000. The disclosures provided below are incremental to those included with and annual financial statements and certain disclosures, which are normally required to be included in the notes to the annual financial statements, have been condensed or omitted. The interim financial statements should be read in conjunction with the financial statements and notes thereto in the Company's annual report for the year ended December 31, 2000.

2. LONG TERM DEBT

($000s)	March 31, 2001	December 31, 2000
Direct advances	**$ 2,900**	$ -
Banker's acceptances	**15,425**	16,409
Total long-term debt	**$ 18,325**	$ 16,409

3. SHARE CAPITAL

	Number	Amount ($000s)
Common Shares		
Balance at December 31, 2000	**15,028,700**	$ 10,673
Redemption of shares	**(119,400)**	(103)
Balance at March 31, 2001	**14,909,300**	$ 10,570
Class B Shares		
Balance at March 31, 2001	**1,170,000**	$ 6,483
Total capital stock		**$ 17,053**

a) Normal course issuer bid and shares outstanding.

During the period of January 1, 2001 to March 29, 2001, the Company purchased and cancelled 119,400 common shares for a total consideration of $0.3 million. The normal course issuer bid expired on March 29, 2001. The number of shares outstanding for each class has not changed since March 31, 2001.

b) Earning and cash flow per share

Earnings and cash flow per common share does not include conversion of the Class B shares or stock options. At March 31, 2001 the weighted average number of common shares outstanding was 14,942,559 (March 31, 2000 - 14,922,000)

"Basic" earnings and cash flow per share are calculated using the weighted average number of common shares and Class B shares outstanding for the period. The closing trading price on March 31, 2001 of the common shares of $3.75 (March 31, 2000 - $2.00) was used to convert the Class B shares to common shares for the purposes of determining the weighted average number of shares for basic per share calculations. At March 31, 2001, the weighted average number of shares outstanding of 18,062,559 (March 31, 2000 - 20,776,500) was used for basic per share calculations.

"Diluted" earnings and cash flow per share are calculated using the treasury stock method. However, the average year to date trading price of the common shares of $3.12 (March 31, 2000 - $2.19) was used to convert the Class B shares to common shares for the purposes of determining the weighted average number of shares for diluted per share calculations. At March 31, 2001, the weighted average number of shares outstanding of 19,267,959 (March 31, 2000 - 21,035,425) was used for diluted per share calculations.

4. SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in non-cash working capital

($000s) Three months ended:	**March 31, 2001**	March 31, 2000
Accounts receivable	**$ (5,195)**	$ (3,326)
Deposits and prepaids	**(134)**	(53)
Current payables, accrued liabilities and taxes	**5,520**	2,921
	$ 191	$ (458)

b) Cash interest and taxes paid

($000s) Three months ended:	**March 31, 2001**	March 31, 2000
Cash interest paid	**$ 240**	$ 157
Cash income and other taxes paid	**1,984**	52

PROGRESS ENERGY

Suite 1110, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Tel: (403) 216-2510
Fax: (403) 216-2514
Website: www.progressenergy.com

DIRECTORS

Kenneth J. Bowie
President and Chief Executive Officer
Progress Energy Ltd., Calgary, Alberta

John A. Brussa
Partner
Burnet, Duckworth and Palmer
Calgary, Alberta

John D. Keating
Vice President, Exploration
Progress Energy Ltd., Calgary, Alberta

Gary E. Perron
Vice President and Managing Director
BMO Nesbitt Burns, Calgary, Alberta

John M. Stewart
Vice Chairman
ARC Financial Corporation
Calgary, Alberta

OFFICERS

Kenneth J. Bowie
President and Chief Executive Officer

John D. Keating
Vice President, Exploration

Cameron M. Fraser
Vice President, Land

Edward J. Kalthoff
Vice President, Corporate Development

William J. Lewington
Chief Financial Officer and
Corporate Secretary

LEGAL COUNSEL

Burnet Duckworth & Palmer
Calgary, Alberta

AUDITORS

KPMG LLP
Calgary, Alberta

BANKER

Bank of Montreal
Calgary, Alberta

TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

STOCK EXCHANGE LISTING

The Canadian Venture Exchange
Symbols: PGX, PGX.B

INVESTOR RELATIONS CONTACT

Kenneth J. Bowie
President and Chief Executive Officer
Tel: (403) 216-2510, ext. 102
Email: kenbowie@progressenergy.com

PROGRESS ENERGY

02 JUN 12 AM 11:05

May 30, 2001 **CDNX: PGX, PGX.B**

Re: Progress Energy announces First Quarter 2001 financial results

Progress Energy's production volumes increased by 45 percent to 2,358 barrels of oil equivalent (boe) per day in the first quarter of 2001 compared to 1,628 boe per day in 2000 (10 mcf per boe). Current production volumes are now 2,700 boe per day at 10 mcf per boe or 3,265 boe/d using 6 mcf per boe. Cash flow for the quarter increased by 104 percent to $5.37 million from $2.63 million in Q1 2000. Annualized cash flow is now $21.5 million and is driving our expanding drilling budget. Cash flow per common share increased by 100 percent to $0.36 for the quarter. Earnings increased by 259 percent to $2.64 million from $0.73 million in Q1 2000. Annualized earnings are now over $10 million per year. Progress Energy drilled eleven wells in the quarter including another major new pool natural gas discovery at Milo.

Progress Energy is pleased to report we have made another significant new pool discovery in Milo West. Our b-72-G well tested gas at 10 mmcfd and was tied-in and put on stream in April. Progress also drilled two more successful wells in our original Milo pool during the first quarter. We now have five wells in total on stream at 28 mmcfd of raw gas (6.3 mmcfd net raw or 5.5 mmcfd net sales gas). Our wells could produce at 47 mmcfd if we had the pipeline capacity to produce the wells at this rate. In addition, we plan on drilling three more wells in Milo and Milo West next winter. Partners have approved constructing new pipelines to handle the increased volumes of gas. Progress has also received full regulatory approval to construct a new 60 mmcfd gas plant to further expand our presence in this exciting new gas exploration area.

Financial and operational highlights for the first quarter 2001 were as follows:

Three months ended March 31, 2001	**2001**	**2000**	% Change
FINANCIAL			
($000s except per share amounts)			
Gross Revenue	**10,113**	5,240	93%
Cash flow from operations	**5,372**	2,628	104%
Per common share	**0.36**	0.18	100%
Net earnings	**2,635**	733	259%
Per common share	**0.18**	0.05	260%
Capital expenditures, net	**7,207**	6,243	15%
Common shares outstanding	**14,909**	14,922	-
Class B shares outstanding	**1,170**	1,171	-

Three months ended March 31, 2001	2001	2000	% Change
OPERATIONS			
Crude oil and liquids (bbls/d)	**1,895**	1,134	67%
Natural gas (mcf/d)	**4,635**	4,942	(6%)
Total production (boe/d @ 10:1 conversion)	**2,358**	1,628	45%
Total production (boe/d @ 6:1 conversion)	**2,667**	1,957	36%
Crude oil and liquids ($/bbls)	**37.79**	37.01	2%
Natural gas ($/mcf)	**8.80**	3.16	178%
Operating netback per boe (10:1 conversion)	**31.61**	20.59	54%
Operating netback per boe (6:1 conversion)	**27.94**	17.12	63%

At March 31, 2001 year-end, Progress Energy had 14,909,300 common shares and 1,170,000 class B shares outstanding. Current shares outstanding for both classes has not changed since March 31, 2001.

Details of the above highlights are available in our first quarter interim report. The interim report can be accessed through our website, or at the SEDAR website (www.sedar.com), or by contacting us for a hard copy.

For further information, please contact Ken Bowie, President and CEO at (403) 216-2510 extension 102 by fax at (403) 216- 2514 by email at kenbowie@progressenergy.com or by visiting our web site at www.progressenergy.com

Certain information may constitute forward-looking data and the actual results may differ materially from those anticipated.

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein.

For Immediate Release

Progress Energy Ltd. Announces Conversion of All Class B Shares Into Common Shares

July 6, 2001

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Calgary, Alberta - Progress Energy Ltd. - CDNX (PGX, PGX.B) announces that it has elected to exercise its option to convert all of its issued and outstanding Class B Shares into Common Shares of the Company. This conversion is being conducted pursuant to the terms of the Class B Shares and is effective July 6, 2001. A notice of conversion has been mailed today to all of the registered holders of the Class B Shares.

The conversion rate applicable to the conversion, being the number of Common Shares to be issued for each Class B Share, is 2.58. As there are currently 1,170,000 Class B Shares issued and outstanding, Progress shall be issuing approximately 3,018,600 Common Shares on conversion of all of the Class B Shares.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Progress Energy Ltd.

Ken Bowie
President and CEO
(403) 216-2510 extension 102
(403) 216-2514
Email: kenbowie@progressenergy.com
Website: www.progressenergy.com

MATERIAL CHANGE REPORT

1. **Reporting Issuer:**

   Progress Energy Ltd.("Progress" or the "Company")

2. **Date of Material Change:**

   July 6, 2001

3. **News Release**

   Press releases disclosing the details outlined in this Material Change Report were issued by the Company from Calgary, Alberta on July 6 and 11, 2001 and disseminated through the facilities of Canada NewsWire and would have been received by the securities commissions where the Company is a "reporting issuer" in the normal course of its dissemination.

4. **Full Description of Material Change:**

   The Company announced that it has completed the conversion of all of its issued and outstanding Class B Shares into Common Shares of the Company, effective as at July 6, 2001 (the "Effective Date").

   The conversion rate applicable to this conversion was 2.58 Common Shares issued for each issued and outstanding Class B Share. This conversion rate was determined in accordance with the Articles of Incorporation of the Company by dividing $10.00 by $3.87, being the "Market Price" of the Common Shares as at the Effective Date. Such Market Price is the weighted average trading price per Common Share for the 21 consecutive "trading days" (being days during which no less than a board lot of Common Shares traded on the CDNX) from May 8, 2001 to June 12, 2001, inclusive. As a result, Progress issued 3,018,600 Common Shares on conversion of all of the 1,170,000 Class B Shares issued and outstanding. In order to round up to the nearest whole number of Common Shares issued to holders, the Corporation may be required to issue up to an additional 448 Common Shares on the conversion.

   The process whereby all registered holders of Class B Shares, including CDS & Co., will be in receipt of the Common Shares issued on the conversion should be completed by Friday, July 13, 2001.

   From and after the Effective Date, the Class B Shares have been restored to the status of authorized but unissued shares. Further, as of the Effective Date the holders of Class B Shares shall be deemed to be holders of Common Shares and shall not entitled to exercise any of the rights of a holder of Class B Shares. Accordingly, the trading of the Class B Shares on the CDNX has been permanently halted by Progress and such Class B Shares are to be delisted from the CDNX.

5. **Reliance on Confidentiality Provision:**

   Not Applicable

6. **Omitted Information:**

   Not Applicable

7. **Senior Officer**:

   For further information, please contact Bill Lewington, Chief Financial Officer of the Company at (403) 216-2510, ext. 106.

8. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to in this report.

DATED as of the 6th day of July, 2001 at the City of Calgary, in the Province of Alberta.

"Bill Lewington"
BILL LEWINGTON
Chief Financial Officer
Progress Energy Ltd.

G:\053198\0013\July 6 2001 material change report.wpd\sls

PROGRESS ENERGY

NEWS RELEASE

July 27, 2001
Calgary, Alberta

Progress Energy Ltd.
1110, 520 – 5 Avenue SW
Calgary, Alberta T2P 3R7

PROGRESS ENERGY LTD. APPOINTS NEW DIRECTOR

Progress Energy Ltd. (the "Corporation", "Progress") (CDNX: PGX) is pleased to announce the appointment of Mr. Terry D. Svarich, P.Eng. as a director of the Corporation. Mr. Svarich brings over 25 years of industry experience to Progress. He has worked in various technical and management positions over the years and for the past ten years, he has been President of several private exploration and production companies based in Calgary. Mr. Svarich has served as a director on the boards of numerous public and private energy companies.

For further information please contact:

Ken Bowie
President & CEO
Phone: (403) 216-2510, ext 102
Fax: (403) 216-2514
E-mail: kenbowie@progressenergy.com

Bill Lewington
CFO & Secretary
Phone: (403) 216-2510, ext 106
Fax: (403) 216-2514
E-mail: blewington@progressenergy.com

NEWS RELEASE TRANSMITTED BY CCN NEWSWIRE

FOR: PROGRESS ENERGY LTD.

CDNX SYMBOL: PGX

August 29, 2001

Progress Energy Ltd. Announces Second Quarter Results

CALGARY, ALBERTA--Progress Energy Ltd. (the "Corporation", "Progress") (CDNX: PGX) is pleased to announce the release of the Corporation's second quarter results for the three and six-month periods ended June 30, 2001.

SECOND QUARTER CORPORATE HIGHLIGHTS

* Production rates increased by 24 percent to 3,017 boe per day in Q2 2001 compared to 2,425 boe per day in Q2 2000;

* Oil production rates rose by 36 percent to 1,728 bbls per day and gas production rates increased by 12 percent to 7.7 mmcf per day;

* Cash flow for the quarter was up 20 percent from $3.89 million in Q2 2000 to $4.68 million;

* Earnings increased by 85 percent to $2.45 million from $1.32 million in Q2 2000;

* Class B shares were converted to common shares;

* Cash flow per share (assuming conversion of the class B shares) increased by 25 percent to $0.25

/T/

	Three months ended June 30, 2001	2000	% Change	Six months ended June 30, 2001	2000	% Change
FINANCIAL ($000s except per share amounts)						
Gross Revenue	9,508	6,910	38%	19,621	12,150	61%
Cash flow from operations	4,682	3,892	20%	10,054	6,520	54%
Per common share	0.31	0.25	24%	0.67	0.43	56%
Net earnings	2,450	1,323	85%	5,085	2,056	147%
Per common share	0.16	0.09	78%	0.34	0.14	143%
Basic per share	0.13	0.07	86%	0.28	0.11	155%
Diluted per share	0.13	0.06	116%	0.27	0.10	170%
Capital expenditures, net	2,516	2,147	17%	9,723	8,390	16%

OPERATIONS

Production						
Crude oil and liquids (bbls/d)	1,728	1,275	36%	1,811	1,205	50%
Natural gas (mcf/d)	7,735	6,904	12%	6,193	5,923	5%
Total production (boe/d @ 6:1 conversion)	3,017	2,426	24%	2,843	2,192	30%
Average sales price						
Crude oil and liquids ($/bbls)	35.20	37.24	(5%)	36.54	37.13	(2%)
Natural gas ($/mcf)	5.64	4.12	37%	6.82	3.72	83%
Netback per boe (6:1 conversion)						
Petroleum and natural gas sales	34.63	31.59	10%	38.13	30.46	25%
Royalties	6.58	6.85	(4%)	7.94	6.83	16%
Operating expenses	4.65	4.97	(6%)	4.67	5.04	(7%)
Operating netback	23.40	19.77	18%	25.52	18.59	37%
Wells drilled						
Gross	0.0	1.0	-	11.0	10.0	10%
Net	0.0	0.1	-	3.3	5.1	(35%)

/T/

FINANCIAL REVIEW

Progress Energy delivered strong gains in revenue, cash flow, cash flow per share, and particularly earnings in the second quarter of 2001 compared to 2000. Oil production averaged 1,728 bbls per day, up 36 percent from the 1,275 bbls per day in 2000. Gas production averaged 7,735 mcf per day, which was up 12 percent higher than the 6,904 mcf per day in 2000. On a combined basis, production averaged 3,017 boe per day, up 24 percent from 2,425 in 2000, based on a conversion rate of 6 mcf per barrel of oil. Based on the historic conversion ratio of 10 mcf of natural gas per barrel of oil, our production was 27 percent higher at 2,502 boe per day versus the prior year's 1,965 boe per day.

Higher production volumes and natural gas prices offset lower oil prices, resulting in a 38 percent increase in revenues to $9.5 million for the quarter. Cash flow for the second quarter rose by 20 percent to $4.68 million. Our cash flow growth rate was lower than that from revenues due to current income tax payable. Progress Energy was not cash taxable in the comparable quarter in 2000, but paid $1.13 million in current income taxes for the 2001 second quarter.

Cash flow per share (basic) increased by 25 percent to $0.25 during the second quarter. This value includes the dilution of the Class B shares which were converted to common shares. Net earnings increased by 85 percent to $2.45 million for the second quarter. Our share price to earnings per share (P/E) ratio is now 5.6.

Capital expenditures for the second quarter were $2.5 million verses $2.1 million in 2000. Debt at the end of the second quarter was $21.9 million -lower than at the end of the first quarter. Progress Energy's line of credit was recently increased to $35 million, giving us the financial flexibility to drill aggressively or pursue new opportunities.

OPERATIONS REVIEW

Milo, British Columbia

Progress Energy is pleased to report that we now have five gas wells on stream at Milo. We completed all work related to drilling, completions and tie-in of the wells despite the warm weather during springtime. Government regulators forced many companies to curtail operations; however, Progress overcame regulation obstacles and completed the critical part of our operations by getting all of our wells on stream. Four of the wells produce from the Milo pool we discovered in 1999.

In addition, we put our latest first quarter 2001 discovery well at Milo West on stream in the second quarter. Gross raw gas production rates are approximately 20 mmcf per day from Milo and 5 mmcf per day from Milo West. Progress Energy is the operator of both pools with a 24 percent interest in Milo and a 13 percent interest at Milo West. Net sales gas is 4.7 mmcf per day from the Milo pools.

During the upcoming winter drilling season, Progress Energy expects to drill two new wells at Milo and another follow-up well at Milo West. We have contracted the drilling rigs to complete these planned operations. In addition this winter, Progress will construct further gathering system capacity and gas processing facilities to handle the higher production volumes expected from the Milo gas exploration area.

Two Creek, Alberta

Late in the first quarter Progress Energy drilled our sixth successful horizontal well at Two Creek, which was put on stream in the second quarter. Gross oil production from our Two Creek pools, which we operate with an 80 percent interest, averaged 870 bbls per day, while gas production exceeded 2 mmcf per day in the quarter. Due to spring break-up and wet weather, Progress did not drill any wells in the second quarter. Drilling resumed early in the third quarter and another horizontal well has recently been drilled. Progress Energy plans to drill two additional horizontal wells and several exploration wells during the remainder of 2001.

Southeast Saskatchewan/Manitoba

Production from this core area currently exceeds 1000 bbls per day of light crude oil. Progress Energy operates almost all of this production and has a large undeveloped land position and numerous drilling locations. Two recent project focus areas in this core area were Clarilaw and Steelman.

At Clarilaw, Progress Energy drilled a successful horizontal well late in the first quarter. The well is currently producing 100 (55 net) bbls per day. We also completed a 3-D seismic program in the Clarilaw area which indicates numerous follow-up drilling locations. Drilling at Clarilaw resumed this summer with three new horizontal wells and the drilling of a new horizontal leg in an existing well. Progress is the operator with a 100 percent interest in two of the Clarilaw wells and a 55 percent interest in the others. We plan to drill additional wells in

this area late in 2001 after we assess the results of our summer program.

Progress Energy made two oil property acquisitions early in the third quarter at Steelman, which allowed us to increase our interest in the Steelman unit No. 7 to 91 percent from 46 percent. Progress Energy operates the Unit and we plan to drill as many as eight new oil wells in this Unit, including three that are scheduled for 2001. Drilling will commence late in the third quarter.

OUTLOOK

Early in the third quarter, Progress Energy exercised its option to convert the Class B shares to common shares. The Class B shares were issued when we went public late in 1997 and had to be converted by the end of 2002. The 1,170,000 class B shares were converted to 3,018,600 common shares, which increased the number of common shares outstanding from 14,909,300 to 17,927,900. This action, which removes any uncertainty over future dilution to our shareholders, improves our capital structure and should lead to increased liquidity. The number of common shares issued and outstanding as at August 21, 2001 was 17,720,000.

Oil prices remain steady in the US$27 (CDN$40) per barrel range we discussed in our annual report and we expect this relative stability to continue into 2002. Natural gas prices have decreased considerably from the lofty levels in the first quarter and are now lower in the third quarter than the prices we received in 2000. Gas prices have historically been more volatile than oil prices and we expect this characteristic to continue.

Progress Energy did not drill any wells in the second quarter. This is typical for the areas in which we operate. We have resumed drilling in the third quarter and to date have drilled 5 wells in the third quarter with plans to drill 15 additional wells by the end of the year. Drilling rigs have already been contracted to complete most of our critical winter drilling program. We have a good inventory of drilling locations and the financial capability to execute this aggressive program.

Progress Energy is pleased to welcome Mr. Terry Svarich to our Board of Directors. Mr. Svarich brings a wealth of experience in the petroleum industry as well as extensive Board experience with successful junior oil companies.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis (the "MD&A") should be read in conjunction with the unaudited interim financial statements for the three month periods and six month periods ended June 30, 2001 and June 30, 2000 and the audited financial statements and MD&A for the year ended December 31, 2000.

For the purposes of this discussion, natural gas has been converted to an oil equivalent on a 6:1 basis for all barrel of oil equivalent ("boe") calculations.

PRODUCTION AND REVENUES

During the six months ended June 30, 2001, oil and liquids production increased to 1,811 bbls per day from 1,205 for the same period in 2000. Natural gas production increased to 6,193 mcf per day from 5,923 for the

respective periods. For the three months ended June 30, 2001, oil and liquids production increased to 1,728 bbls per day from 1,275 bbls per day for the same period in 2000. Natural gas production increased to 7,735 mcf per day from 6,904 mcf per for the respective periods. These increases are attributed mainly to new oil production from the Two Creek and Southeast Saskatchewan core areas and new gas production from the Milo core area.

For the six months ended June 30, 2001, revenues increased to $19.6 million from $12.1 million for the same period in 2000. Revenues increased to $9.5 million in the second quarter of 2001 from $6.9 million in the second quarter of 2000. This increase resulted mainly from the substantial increase in oil, liquids and natural gas production and the increase in natural gas prices received. The price received for oil and liquids (second quarter and year to date) in 2001 was slightly lower than the prices received in 2000.

ROYALTIES

Royalties increased to $4.1 million for the first six months of 2001 from $2.7 million for the same period in 2000. For the three months ended June 30, 2001, royalties increased to $1.8 million from $1.5 million for the same period in 2000. The increase was the result of higher oil, liquids and natural gas production and higher natural gas prices for the year to date and the second quarter of 2001. On a boe basis, year to date royalties increased to $7.94 from $6.83 while second quarter royalties decreased slightly to $6.58 from $6.85.

OPERATING EXPENSES

Operating expenses increased to $2.4 million in the first six months of 2001 from $2.0 million during the same period in 2000. For the second quarter of 2001, operating expenses increased to $1.3 million from $1.1 million. On a boe basis, year to date operating expenses decreased to $4.67 from $5.04 and second quarter operating expenses decreased to $4.65 from $4.97. The decrease on a per unit basis was the result of higher production for the year to date and the second quarter of 2001.

GENERAL AND ADMINISTRATIVE EXPENSES (G&A)

For the six months ended June 30, 2001 G&A decreased to $0.27 million from $0.31 million for 2000. The decrease is attributed to high overhead recoveries received during the first four months of 2001 as a result of the increased drilling and construction activity operated by Progress. For the three months ended June 30, 2001 G&A increased to $0.22 million from $0.16 million in 2000. The increase in the second quarter is attributed to higher staffing costs as a result of the increased size of the Company and overhead recoveries returning to levels similar to the same period in 2000.

On a boe basis, G&A for the year to date decreased to $0.52 from $0.77 while G&A for the second quarter increased to $0.82 from $0.70.

INTEREST EXPENSE

Interest expense increased during the first six months of 2001 to $0.6 million from $0.4 million for the same period in 2000. Interest expense also increased during the second quarter of 2001 to $0.3 million from $0.2 million in 2000. The increases for the year to date and the quarter were the result of higher debt.

On a boe basis, interest expense increased to $1.19 from $0.92 for the year to date and $1.14 to $0.95 for the second quarter.

INCOME AND CAPITAL TAXES

During the first six months of 2001, capital taxes were $0.22 million, which was the same as the first six months of 2000. Capital taxes for the second quarter of 2001 decreased slightly to $0.08 million from $0.1 million. The decrease is due mainly to lower federal large corporation tax that resulted from the Company being disassociated, for tax purposes, with a former majority shareholder in 2001.

For the six months ended June 30, 2001, current and future income taxes increased to $2.7 million from $1.7 million. For the three months ended June 30, 2001, current and future income taxes increased to $1.1 million from $1.0 million in 2000. The increases for the year to date and the second quarter are attributed to the Company's higher pre-tax earnings. Future income taxes for the second quarter of 2001 also reflects the recent Alberta tax rate decrease. Of the $2.7 million total income taxes for the first six months of 2001, $2.0 million is classified as current income taxes.

DEPLETION AND DEPRECIATION

For the six months ended June 30, 2001, depletion and depreciation ("D&D") of capital assets and the provision for site restoration and abandonment ("SR&A") increased to $4.2 million from $2.7 million for the same period in 2000. For the three months ended June 30, 2001, D&D and SR&A increased to $2.3 million from $1.5 million in 2000. On a boe basis D&D and SR&A increased to $8.24 from $6.83 for the year to date while for the second quarter, D&D and SR&A increased to $8.35 from $6.92. These increases resulted from the higher production achieved during the year to date and the quarter and the increase in capital spending in 2001.

/T/

LIQUIDITY AND CAPITAL RESOURCES

Debt to cash flow ratio	Three months ended June 30, 2001	Three months ended June 30, 2000	Six months ended June 30, 2001	Six months ended June 30, 2000
Working capital deficit (surplus) ($000s)	(6,895)	(395)	(6,895)	(395)
Long-term debt ($000s)	28,803	15,021	28,803	15,021
Total debt ($000s)	21,908	14,626	21,908	14,626
Cash flow from operations - annualized ($000s)	18,728	15,568	20,108	13,040
Debt to annualized cash flow	1.2:1	0.9:1	1.1:1	1.1:1

Capital program ($000s)	Three months ended June 30, 2001	Three months ended June 30, 2000	Six months ended June 30, 2001	Six months ended June 30, 2000
Capital expenditures				

Land acquisitions and retention	305	533	562	694
Geological and geophysical	362	362	871	813
Drilling and completions	1,297	459	6,021	4,027
Equipping and facilities	362	707	2,150	3,412
Net property acquisitions (dispositions)	187	85	111	(567)
Other	3	1	8	11
	2,516	2,147	9,723	8,390
Funded by				
Cash flow from operations	4,682	3,892	10,054	6,520
Working capital	(12,644)	(2,889)	(12,385)	(3,347)
Long-term debt	10,478	1,530	12,394	5,603
Equity (net of share redemptions)	-	(386)	(340)	(386)
	2,516	2,147	9,723	8,390

BALANCE SHEETS

($000s)	June 30, 2001	December 31, 2000
ASSETS	(Unaudited)	
Current		
Cash and short-term receivables	$ -	$ 68
Accounts receivable	13,802	7,818
Deposits and prepaids	430	493
	14,232	8,379
Property, plant and equipment	62,769	56,946
Total assets	$ 77,001	$ 65,325
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 6,211	$ 11,820
Income and other taxes payable	1,153	2,076
	7,364	13,896
Long-term debt (Note 2)	28,803	16,409
Site restoration and abandonment	1,186	847
Future income taxes	11,103	10,373
	48,456	41,525
SHAREHOLDERS' EQUITY		
Share capital (Note 3)	17,053	17,156
Retained earnings	11,492	6,644

	28,279	23,800
Total liabilities and shareholders' equity	$ 77,001	$ 65,325

STATEMENTS OF EARNINGS

($000s, except per share amounts) (Unaudited)	Three months ended June 30, 2001	Three months ended June 30, 2000	Six months ended June 30, 2001	Six months ended June 30, 2000
REVENUES				
Petroleum and natural gas	$ 9,508	$ 6,910	$19,621	$12,150
Royalties	(1,806)	(1,450)	(4,088)	(2,724)
	7,702	5,460	15,533	9,426
EXPENSES				
Operating	1,278	1,096	2,402	2,012
General and administrative	223	155	267	309
Interest	314	210	614	367
Depletion and depreciation	2,292	1,528	4,239	2,726
	4,107	2,989	7,522	5,414
Earnings before taxes	3,595	2,471	8,011	4,012
TAXES				
Capital taxes	79	107	217	218
Current income taxes	1,126	-	1,979	-
Future income taxes	(60)	1,041	730	1,738
	1,145	1,148	2,926	1,956
Net earnings	2,450	1,323	5,085	2,056
Retained earnings, beginning of period	9,042	2,132	6,644	1,399
Redemption of shares	-	(405)	(237)	(405)
Retained earnings, end of period	$11,492	$ 3,050	$11,492	$ 3,050
Net earnings per share (Note 3)				
Per common share	$ 0.16	$ 0.09	$ 0.34	$ 0.14
Basic	$ 0.13	$ 0.07	$ 0.28	$ 0.11
Diluted	$ 0.13	$ 0.06	$ 0.27	$ 0.10

STATEMENTS OF CASH FLOWS

($000s, except per share amounts)

(Unaudited)	Three months ended June 30, 2001	2000	Six months ended June 30, 2001	2000
Cash provided by (used in):				
Operations				
Net earnings	$ 2,450	$ 1,323	$ 5,085	$ 2,056
Depletion and depreciation	2,292	1,528	4,239	2,726
Future income taxes	(60)	1,041	730	1,738
Cash provided by operations	4,682	3,892	10,054	6,520
Changes in non-cash working capital	(12,644)	(2,889)	(12,453)	(3,347)
	(7,962)	1,003	(2,399)	3,173
Financing				
Issue of shares, net of share issue costs	-	256	-	256
Redemption of shares	-	(642)	(340)	(642)
Increase (decrease) in long-term debt	10,478	1,530	12,394	5,603
	10,478	1,144	12,054	5,217
Investing				
Capital asset additions	(2,516)	(2,147)	(9,723)	(8,390)
Increase (decrease) in cash	-	-	(68)	-
Cash and short term investments, beginning of period	-	-	68	-
Cash and short term investments, end of period	$ -	$ -	$ -	$ -
Cash flow from operations per share (Note 3)				
Per common share	$ 0.31	$ 0.25	$ 0.67	$ 0.43
Basic	$ 0.25	$ 0.20	$ 0.55	$ 0.34
Diluted	$ 0.25	$ 0.19	$ 0.53	$ 0.31

/T/

NOTES TO FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

The interim financial statements of Progress Energy Ltd. (the "Company") have been prepared following the same accounting policies and methods of computation as the financial statements of the Company for the year ended December 31, 2000. The disclosures provided below are incremental to those included with and annual financial statements and certain disclosures, which are normally required to be included in the notes to

the annual financial statements, have been condensed or omitted. The interim financial statements should be read in conjunction with the financial statements and notes thereto in the Company's annual report for the year ended December 31, 2000.

/T/

2. LONG TERM DEBT

($000s)	June 30, 2001	December 31, 2000
Direct advances	$ 3,308	$ -
Banker's acceptances	25,495	16,409
Total long-term debt	$28,803	$16,409

/T/

Upon completion of the annual review of the Company's lending facility by its banker, the Company's demand/revolving line of credit was increased to $35 million from $25 million in May, 2001.

/T/

3.
SHARE CAPITAL

	Number	Amount ($000s)
Common Shares		
Balance at December 31, 2000	15,028,700	$10,673
Redemption of shares	(119,400)	(103)
Balance at June 30, 2001	14,909,300	$10,570
Class B Shares		
Balance at June 30, 2001	1,170,000	$ 6,483
Total capital stock		$17,053

/T/

a) Normal course issuer bid.

During the period of January 1, 2001 to March 29, 2001, the Company purchased and cancelled 119,400 common shares for a total consideration of $0.3 million. The normal course issuer bid expired on March 29, 2001.

b) Earning and cash flow per share

Earnings and cash flow per common share does not include conversion of the Class B shares or stock options. For the six month period ended June 30, 2001 the weighted average number of common shares outstanding was 14,925,838 (June 30, 2000 - 15,058,028). For the three months ended June 30, 2001 the weighted average number of common shares outstanding was 14,909,300 (June 30, 2000 - 15,194,056).

"Basic" earnings and cash flow per share are calculated using the weighted average number of common shares and Class B shares outstanding for the period. The closing trading price on June 30, 2001 of the common shares of $3.35 (June 30, 2000 - $2.75) was used to convert the Class B shares to common shares for the purposes of determining the weighted average number of shares for basic per share calculations. For the six months ended June 30, 2001 the weighted average number of shares outstanding of 18,418,375 (June 30, 2000 - 19,315,846) was used for basic per share calculations. For the three months ended June 30, 2001 the weighted average number of shares outstanding of 18,401,837 (June 30, 2000 - 19,451,874) was used for basic per share calculations.

"Diluted" earnings and cash flow per share are calculated using the treasury stock method. However, the average year to date trading price of the common shares of $3.51 (June 30, 2000 - $2.31) was used to convert the Class B shares to common shares for the purposes of determining the weighted average number of shares for diluted per share calculations. For the six months ended June 30, 2001, the weighted average number of shares outstanding of 18,953,447 (June 30, 2000 - 20,765,571) was used for diluted per share calculations. For the three months ended June 30, 2001, the weighted average number of shares outstanding of 19,055,786 (June 30, 2000 - 20,773,461) was used for diluted per share calculations.

Effective July 6, 2001, the Corporation exercised its election to convert the issued and outstanding Class B shares to common shares. Using the conversion formula outlined in the Articles of Incorporation of the Corporation, resulted in a conversion rate of 2.58 common shares issued for each Class B share issued and outstanding (subject to rounding up to the next whole share). This resulted in the issuance of 3,018,600 common shares in exchange for all issued and outstanding Class B shares. Future earnings and cash flow per share calculations will no longer require the above conversion of Class B shares for Basic and Diluted per share values.

/T/

4.
SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in non-cash working capital

($000s)	Three months ended June 30, 2001	Three months ended June 30, 2000	Six months ended June 30, 2001	Six months ended June 30, 2000
Accounts receivable	$ (789)	$ (817)	$ (5,984)	$(4,143)
Deposits and prepaids	197	(108)	63	(161)
Current payables, accrued liabilities and taxes	(12,052)	(1,964)	(6,532)	957
	$(12,644)	$(2,889)	$(12,453)	$(3,347)

b) Cash interest and taxes paid

Three months	Six months	
	ended June 30,	ended June 30,

	2001	2000	2001	2000
Cash interest paid	363	181	603	338
Cash income and other taxes paid	1,135	143	3,119	195

/T/

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

Progress Energy Ltd.
Ken Bowie
President & CEO
(403) 216-2510, ext 102
(403) 216-2514 (FAX)
Email: kenbowie@progressenergy.com
Website: www.progressenergy.com

OR

Progress Energy Ltd.
Bill Lewington
CFO & Secretary
(403) 216-2510, ext 106
(403) 216-2514 (FAX)
Email: blewington@progressenergy.com

The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein.

BC FORM 51-901F

ISSUER DETAILS NAME OF ISSUER PROGRESS ENERGY LTD.		FOR QUARTER ENDED 01/06/30	DATE OF REPORT YY / MM / DD 01/08/29
ISSUER ADDRESS 1110, 520 – 5 AVENUE SW			
CITY / PROVINCE / POSTAL CODE CALGARY / ALBERTA / T2P 3R7		ISSUER FAX NO. (403) 216-2514	ISSUER TELEPHONE NO. (403) 216-2510
CONTACT NAME BILL LEWINGTON	CONTACT POSITION CFO & SECRETARY		CONTACT TELEPHONE NO. (403)216-2510 X106
CONTACT EMAIL ADDRESS BLEWINGTON@PROGRESSENERGY.COM	WEB SITE ADDRESS WWW.PROGRESSENERGY.COM		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein ha s been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
(Signed) *"Ken Bowie"*	KENNETH J. BOWIE	01 / 08 / 29
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
(Signed) *"John D. Keating"*	JOHN D. KEATING	01 / 08 / 29

BC FORM 51-901F - SCHEDULE A: FINANCIAL STATEMENTS

BALANCE SHEETS

($000s)	June 30, 2001	December 31, 2000
ASSETS	**(Unaudited)**	
Current		
Cash and short-term receivables	**$ -**	$ 68
Accounts receivable	**13,802**	7,818
Deposits and prepaids	**430**	493
	14,232	8,379
Property, plant and equipment	**62,769**	56,946
Total assets	**$ 77,001**	$ 65,325
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**$ 6,211**	$ 11,820
Income and other taxes payable	**1,153**	2,076
	7,364	13,896
Long-term debt (Note 2)	**28,803**	16,409
Site restoration and abandonment	**1,186**	847
Future income taxes	**11,103**	10,373
	48,456	41,525
SHAREHOLDERS' EQUITY		
Share capital (Note 3)	**17,053**	17,156
Retained earnings	**11,492**	6,644
	28,279	23,800
Total liabilities and shareholders' equity	**$ 77,001**	$ 65,325

BC FORM 51-901F - SCHEDULE A: FINANCIAL STATEMENTS (CONTINUED)

STATEMENTS OF EARNINGS AND RETAINED EARNINGS

($000s, except per share amounts) (Unaudited)	Three months ended June 30,		Six months ended June 30,	
	2001	2000	**2001**	2000
REVENUES				
Petroleum and natural gas	**$ 9,508**	$ 6,910	**$ 19,621**	$ 12,150
Royalties	**(1,806)**	(1,450)	**(4,088)**	(2,724)
	7,702	5,460	**15,533**	9,426
EXPENSES				
Operating	**1,278**	1,096	**2,402**	2,012
General and administrative	**223**	155	**267**	309
Interest	**314**	210	**614**	367
Depletion and depreciation	**2,292**	1,528	**4,239**	2,726
	4,107	2,989	**7,522**	5,414
Earnings before taxes	**3,595**	2,471	**8,011**	4,012
TAXES				
Capital taxes	**79**	107	**217**	218
Current income taxes	**1,126**	-	**1,979**	-
Future income taxes	**(60)**	1,041	**730**	1,738
	1,145	1,148	**2,926**	1,956
Net earnings	**2,450**	1,323	**5,085**	2,056
Retained earnings, beginning of period	**9,042**	2,132	**6,644**	1,399
Redemption of shares	**-**	(405)	**(237)**	(405)
Retained earnings, end of period	**$ 11,492**	$ 3,050	**$ 11,492**	$ 3,050
Net earnings per share (Note 3)				
Per common share	**$ 0.16**	$ 0.09	**$ 0.34**	$ 0.14
Basic	**$ 0.13**	$ 0.07	**$ 0.28**	$ 0.11
Diluted	**$ 0.13**	$ 0.06	**$ 0.27**	$ 0.10

SCHEDULE A: FINANCIAL STATEMENTS (CONTINUED)

STATEMENTS OF CASH FLOWS

($000s, except per share amounts) (Unaudited)	Three months ended June 30,		Six months ended June 30,	
	2001	2000	**2001**	2000
Cash provided by (used in):				
Operations				
Net earnings	**$ 2,450**	$ 1,323	**$ 5,085**	$ 2,056
Depletion and depreciation	**2,292**	1,528	**4,239**	2,726
Future income taxes	**(60)**	1,041	**730**	1,738
Cash provided by operations	**4,682**	3,892	**10,054**	6,520
Changes in non-cash working capital	**(12,644)**	(2,889)	**(12,453)**	(3,347)
	(7,962)	1,003	**(2,399)**	3,173
Financing				
Issue of shares, net of share issue costs	**-**	256	**-**	256
Redemption of shares	**-**	(642)	**(340)**	(642)
Increase (decrease) in long-term debt	**10,478**	1,530	**12,394**	5,603
	10,478	1,144	**12,054**	5,217
Investing				
Capital asset additions	**(2,516)**	(2,147)	**(9,723)**	(8,390)
Increase (decrease) in cash	**-**	-	**(68)**	-
Cash and short term investments, beginning of period	**-**	-	**68**	-
Cash and short term investments, end of period	**$ -**	$ -	**$ -**	$ -
Cash flow from operations per share (Note 3)				
Per common share	**$ 0.31**	$ 0.25	**$ 0.67**	$ 0.43
Basic	**$ 0.25**	$ 0.20	**$ 0.55**	$ 0.34
Diluted	**$ 0.25**	$ 0.19	**$ 0.53**	$ 0.31

NOTES TO FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

The interim financial statements of Progress Energy Ltd. (the "Company") have been prepared following the same accounting policies and methods of computation as the financial statements of the Company for the year ended December 31, 2000. The disclosures provided below are incremental to those included with and annual financial statements and certain disclosures, which are normally required to be included in the notes to the annual financial statements, have been condensed or omitted. The interim financial statements should be read in conjunction with the financial statements and notes thereto in the Company's annual report for the year ended December 31, 2000.

2. LONG TERM DEBT

($000s)	**June 30, 2001**	December 31, 2000
Direct advances	**$ 3,308**	$ -
Banker's acceptances	**25,495**	16,409
Total long-term debt	**$ 28,803**	$ 16,409

Upon completion of the annual review of the Company's lending facility by its banker, the Company's demand/revolving line of credit was increased to $35 million from $25 million in May, 2001.

3. SHARE CAPITAL

	Number	Amount ($000s)
Common Shares		
Balance at December 31, 2000	15,028,700	$ 10,673
Redemption of shares	(119,400)	(103)
Balance at June 30, 2001	14,909,300	$ 10,570
Class B Shares		
Balance at June 30, 2001	1,170,000	$ 6,483
Total capital stock		$ 17,053

a) Normal course issuer bid.

During the period of January 1, 2001 to March 29, 2001, the Company purchased and cancelled 119,400 common shares for a total consideration of $0.3 million. The normal course issuer bid expired on March 29, 2001.

b) Earning and cash flow per share

Earnings and cash flow per common share does not include conversion of the Class B shares or stock options. For the six month period ended June 30, 2001 the weighted average number of common shares outstanding was 14,925,838 (June 30, 2000 – 15,058,028). For the three months ended June 30, 2001 the weighted average number of common shares outstanding was 14,909,300 (June 30, 2000 – 15,194,056).

"Basic" earnings and cash flow per share are calculated using the weighted average number of common shares and Class B shares outstanding for the period. The closing trading price on June 30, 2001 of the common shares of $3.35 (June 30, 2000 - $2.75) was used to convert the Class B shares to common shares for the purposes of determining the weighted average number of shares for basic per share calculations. For the six months ended June 30, 2001 the weighted average number of shares outstanding of 18,418,375 (June 30, 2000 – 19,315,846) was used for basic per share calculations. For the three months ended June 30, 2001 the weighted average number of shares outstanding of 18,401,837 (June 30, 2000 – 19,451,874) was used for basic per share calculations.

"Diluted" earnings and cash flow per share are calculated using the treasury stock method. However, the average year to date trading price of the common shares of $3.51 (June 30, 2000 - $2.31) was used to convert the Class B shares to common shares for the purposes of determining the weighted average number of shares for diluted per share calculations. For the six months ended June 30, 2001, the weighted average number of shares outstanding of 18,953,447 (June 30, 2000 – 20,765,571) was used for diluted per share calculations. For the three months ended June 30, 2001, the weighted average number of shares outstanding of 19,055,786 (June 30, 2000 – 20,773,461) was used for diluted per share calculations.

Effective July 6, 2001, the Corporation exercised its election to convert the issued and outstanding Class B shares to common shares. Using the conversion formula outlined in the Articles of Incorporation of the Corporation, resulted in a conversion rate of 2.58 common shares issued for each Class B share issued and outstanding (subject to rounding up to the next whole share). This resulted in the issuance of 3,018,600 common shares in exchange for all issued and outstanding Class B shares. Future earnings and cash flow per share calculations will no longer require the above conversion of Class B shares for Basic and Diluted per share values.

BC FORM 51-901F - SCHEDULE A: FINANCIAL STATEMENTS (CONTINUED)

4. SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in non-cash working capital

($000s)	Three months ended June 30,		Six months ended June 30,	
	2001	2000	**2001**	2000
Accounts receivable	**$ (789)**	$ (817)	**$ (5,984)**	$ (4,143)
Deposits and prepaids	**197**	(108)	**63**	(161)
Current payables, accrued liabilities and taxes	**(12,052)**	(1,964)	**(6,532)**	957
	$ (12,644)	$ (2,889)	**$ (12,453)**	$ (3,347)

b) Cash interest and taxes paid

($000s)	Three months ended June 30,		Six months ended June 30,	
	2001	2000	**2001**	2000
Cash interest paid	**363**	181	**603**	338
Cash income and other taxes paid	**1,135**	143	**3,119**	195



SECOND QUARTER INTERIM REPORT
FOR THE SIX MONTHS ENDED JUNE 30, 2001

PROGRESS ENERGY

[SECOND QUARTER CORPORATE HIGHLIGHTS]

- Production rates increased by 24 percent to 3,017 boe per day in Q2 2001 compared to 2,425 boe per day in Q2 2000;
- Oil production rates rose by 36 percent to 1,728 bbls per day and gas production rates increased by 12 percent to 7.7 mmcf per day;
- Cash flow for the quarter was 20 percent higher at $4.68 million versus $3.89 million in Q2 2000;
- Earnings increased by 85 percent to $2.45 million from $1.32 million in Q2 2000;
- Class B shares were converted to common shares, and
- Cash flow per share (assuming conversion of the class B shares) increased by 25 percent to $0.25.

	Three months ended June 30,			Six months ended June 30,		
	2001	2000	% Change	**2001**	2000	% Change
FINANCIAL						
($000s except per share amounts)						
Gross revenue	**9,508**	6,910	38%	**19,621**	12,150	61%
Cash flow from operations	**4,682**	3,892	20%	**10,054**	6,520	54%
Per common share	**0.31**	0.25	24%	**0.67**	0.43	56%
Net earnings	**2,450**	1,323	85%	**5,085**	2,056	147%
Per common share	**0.16**	0.09	78%	**0.34**	0.14	143%
Basic per share	**0.13**	0.07	86%	**0.28**	0.11	155%
Diluted per share	**0.13**	0.06	116%	**0.27**	0.10	170%
Capital expenditures, net	**2,516**	2,147	17%	**9,723**	8,390	16%
OPERATIONS						
Production						
Crude oil and liquids (bbls/d)	**1,728**	1,275	36%	**1,811**	1,205	50%
Natural gas (mcf/d)	**7,735**	6,904	12%	**6,193**	5,923	5%
Total production (boe/d @ 6:1 conversion)	**3,017**	2,426	24%	**2,843**	2,192	30%
Average sales price						
Crude oil and liquids ($/bbls)	**35.20**	37.24	(5%)	**36.54**	37.13	(2%)
Natural gas ($/mcf)	**5.64**	4.12	37%	**6.82**	3.72	83%
Netback per boe (6:1 conversion)						
Petroleum and natural gas sales	**34.63**	31.59	10%	**38.13**	30.46	25%
Royalties	**6.58**	6.85	(4%)	**7.94**	6.83	16%
Operating expenses	**4.65**	4.97	(6%)	**4.67**	5.04	(7%)
Operating netback	**23.40**	19.77	18%	**25.52**	18.59	37%
Wells drilled						
Gross	**0.0**	1.0	-	**11.0**	10.0	10%
Net	**0.0**	0.1	-	**3.3**	5.1	(35%)

[PRESIDENT'S MESSAGE]

FINANCIAL REVIEW

Progress Energy delivered strong gains in revenue, cash flow, cash flow per share and particularly earnings in the second quarter of 2001 compared to 2000. Oil production averaged 1,728 bbls per day, up 36 percent from the 1,275 bbls per day in 2000. Gas production averaged 7,735 mcf per day, which was 12 percent higher than the 6,904 mcf per day in 2000. On a combined basis, production averaged 3,017 boe per day, up 24 percent from 2,425 boe per day in 2000, based on a conversion rate of 6 mcf per barrel of oil. Based on the historic conversion ratio of 10 mcf of natural gas per barrel of oil, our production was 27 percent higher at 2,502 boe per day versus the prior year's 1,965 boe per day.

Higher production volumes and natural gas prices offset lower oil prices, resulting in a 38 percent increase in revenues to $9.5 million for the quarter. Cash flow for the second quarter rose by 20 percent to $4.68 million. Our cash flow growth rate was lower than that from revenues due to current income tax payable. Progress Energy was not cash taxable in the comparable quarter in 2000, but paid $1.13 million in current income taxes for the 2001 second quarter.

Cash flow per share (basic) increased by 25 percent to $0.25 during the second quarter. This value includes the dilution of the Class B shares which were converted to common shares. Net earnings increased by 85 percent to $2.45 million for the second quarter. Our share price to earnings per share (P/E) ratio is now 5.6.

Capital expenditures for the second quarter were $2.5 million versus $2.1 million in 2000. Debt at the end of the second quarter was $21.9 million — lower than at the end of the first quarter. Progress Energy's line of credit was recently increased to $35 million, giving us the financial flexibility to drill aggressively or pursue new opportunities.

OPERATIONS REVIEW

Milo, British Columbia

Progress Energy is pleased to report that we now have five gas wells onstream at Milo. We completed all work related to drilling, completions and tie-in of the wells despite the warm weather during springtime. Government regulators forced many companies to curtail operations; however, Progress overcame regulation obstacles and completed the critical part of our operations by getting all of our wells onstream. Four of the wells produce from the Milo pool that we discovered in 1999. In addition, we put our latest first quarter 2001 discovery well at Milo West onstream in the second quarter. Gross raw gas production rates are approximately 20 mmcf per day from Milo and 5 mmcf per day from Milo West. Progress Energy is the operator of both pools with a 24 percent interest in Milo and a 13 percent interest in Milo West. Net sales gas is 4.7 mmcf per day from the Milo pools.

During the upcoming winter drilling season, Progress Energy expects to drill two new wells at Milo and another follow-up well at Milo West. We have contracted the drilling rigs to complete these planned operations. In addition this winter, Progress will construct further gathering system capacity and gas processing facilities to handle the higher production volumes expected from the Milo gas exploration area.

Two Creek, Alberta

Late in the first quarter Progress Energy drilled a sixth successful horizontal well at Two Creek, which was put onstream during the second quarter. Gross oil production from our Two Creek pools, which we operate with an 80 percent interest, averaged over 870 bbls per day, while gas production exceeded 2 mmcf per day in the quarter. Due to spring break-up and wet weather, Progress did not drill any wells in the second quarter. Drilling resumed early in the third quarter and another horizontal well has recently been drilled. Progress Energy plans to drill two additional horizontal wells and several exploration wells during the remainder of 2001.

Southeast Saskatchewan/Manitoba

Production from this core area currently exceeds 1,000 bbls per day of light crude oil. Progress Energy operates almost all of this production and has a large undeveloped land position and numerous drilling locations. Two recent project focus areas in this core area were Clarilaw and Steelman.

At Clarilaw, Progress Energy drilled a successful horizontal well late in the first quarter. The well is currently producing 100 (55 net) bbls per day. We also completed a 3-D seismic program in the Clarilaw area which indicates numerous follow-up drilling locations. Drilling at Clarilaw resumed this summer with three new horizontal wells and the drilling of a new horizontal leg in an existing well. Progress is the operator with a 100 percent interest in two of the Clarilaw wells and a 55 percent interest in the others. We plan to drill three additional wells in this area late in 2001 after we assess the results of our summer program.

Progress Energy made two oil property acquisitions early in the third quarter at Steelman, which allowed us to increase our interest in the Steelman Unit No. 7 to 91 percent from 46 percent. Progress Energy operates the Unit and we plan to drill as many as eight new oil wells in this Unit, including three that are scheduled for 2001. Drilling will commence late in the third quarter.

OUTLOOK

Early in the third quarter, Progress Energy exercised its option to convert its Class B shares to common shares. The Class B shares were issued when we went public late in 1997 and had to be converted by the end of 2002. The 1,170,000 Class B shares were converted to 3,018,600 common shares, which increased the number of common shares outstanding from 14,909,300 to 17,927,900. This action, which removes any uncertainty over future dilution to our shareholders, improves our capital structure and should lead to increased liquidity. The number of common shares issued and outstanding as at August 21, 2001 was 17,720,000.

Oil prices remain steady in the US$27 (CDN$40) per barrel range we discussed in our annual report and we expect this relative stability to continue into 2002. Natural gas prices have decreased considerably from the lofty levels in the first quarter and are now lower in the third quarter than the prices we received in 2000. Gas prices have historically been more volatile than oil prices and we expect this characteristic to continue.

Progress Energy did not drill any wells in the second quarter, which is typical for the areas in which we operate. We have resumed drilling in the third quarter and to date have drilled five wells in the third quarter with plans to drill 15 additional wells by the end of the year. Drilling rigs have already been contracted to complete most of our critical winter drilling program. We have a large inventory of drilling locations and the financial capability to execute this aggressive program.

Progress Energy is pleased to welcome Mr. Terry Svarich to our Board of Directors. Mr. Svarich brings a wealth of experience in the petroleum industry as well as extensive Board experience with successful junior oil companies.

On behalf of the Board of Directors,

Signed
Kenneth J. Bowie, P.Eng. MBA
President and C.E.O.
August 22, 2001

[MANAGEMENT'S DISCUSSION AND ANALYSIS]

Management's discussion and analysis (the "MD&A") should be read in conjunction with the unaudited interim financial statements for the three month periods and six month periods ended June 30, 2001 and June 30, 2000 and the audited financial statements and MD&A for the year ended December 31, 2000.

For the purposes of this discussion, natural gas has been converted to an oil equivalent on a 6:1 basis for all barrel of oil equivalent ("boe") calculations.

PRODUCTION AND REVENUES

During the six months ended June 30, 2001, oil and liquids production increased to 1,811 bbls per day from 1,205 for the same period in 2000. Natural gas production increased to 6,193 mcf per day from 5,923 for the respective periods. For the three months ended June 30, 2001, oil and liquids production increased to 1,728 bbls per day from 1,275 bbls per day for the same period in 2000. Natural gas production increased to 7,735 mcf per day from 6,904 mcf per for the respective periods. These increases are attributed mainly to new oil production from the Two Creek and Southeast Saskatchewan core areas and new gas production from the Milo core area.

For the six months ended June 30, 2001, revenues increased to $19.6 million from $12.1 million for the same period in 2000. Revenues increased to $9.5 million in the second quarter of 2001 from $6.9 million in the second quarter of 2000. This increase resulted mainly from the substantial increase in oil, liquids and natural gas production and the increase in natural gas prices received. The price received for oil and liquids (second quarter and year-to-date) in 2001 was slightly lower than the prices received in 2000.

ROYALTIES

Royalties increased to $4.1 million for the first six months of 2001 from $2.7 million for the same period in 2000. For the three months ended June 30, 2001, royalties increased to $1.8 million from $1.5 million for the same period in 2000. The increase was the result of higher oil, liquids and natural gas production and higher natural gas prices for the year-to-date and the second quarter of 2001. On a boe basis, year-to-date royalties increased to $7.94 from $6.83 while second quarter royalties decreased slightly to $6.58 from $6.85.

OPERATING EXPENSES

Operating expenses increased to $2.4 million in the first six months of 2001 from $2.0 million during the same period in 2000. For the second quarter of 2001, operating expenses increased to $1.3 million from $1.1 million. On a boe basis, year-to-date operating expenses decreased to $4.67 from $5.04 and second quarter operating expenses decreased to $4.65 from $4.97. The decrease on a per unit basis was the result of higher production for the year-to-date and the second quarter of 2001.

GENERAL AND ADMINISTRATIVE EXPENSES (G&A)

For the six months ended June 30, 2001 G&A decreased to $0.27 million from $0.31 million for 2000. The decrease is attributed to high overhead recoveries received during the first four months of 2001 as a result of the increased drilling and construction activity operated by Progress. For the three months ended June 30, 2001 G&A increased to $0.22 million from $0.16 million in 2000. The increase in the second quarter is attributed to higher staffing costs as a result of the increased size of the Company and overhead recoveries returning to levels similar to the same period in 2000.

On a boe basis, G&A for the year-to-date decreased to $0.52 from $0.77 while G&A for the second quarter increased to $0.82 from $0.70.

INTEREST EXPENSE

Interest expense increased during the first six months of 2001 to $0.6 million from $0.4 million for the same period in 2000. Interest expense also increased during the second quarter of 2001 to $0.3 million from $0.2 million in 2000. The increases for the year-to-date and the quarter were the result of higher debt.

On a boe basis, interest expense increased to $1.19 from $0.92 for the year-to-date and $1.14 to $0.95 for the second quarter.

INCOME AND CAPITAL TAXES

During the first six months of 2001, capital taxes were $0.22 million, which was the same as the first six months of 2000. Capital taxes for the second quarter of 2001 decreased slightly to $0.08 million from $0.1 million. The decrease is due mainly to lower federal large corporation tax that resulted from the Company being disassociated, for tax purposes, with a former majority shareholder in 2001.

For the six months ended June 30, 2001, current and future income taxes increased to $2.7 million from $1.7 million. For the three months ended June 30, 2001, current and future income taxes increased to $1.1 million from $1.0 million in 2000. The increases for the year-to-date and the second quarter are attributed to the Company's higher pre-tax earnings. Future income taxes for the second quarter of 2001 also reflect the recent Alberta tax rate decrease. Of the $2.7 million total income taxes for the first six months of 2001, $2.0 million is classified as current income taxes.

DEPLETION AND DEPRECIATION

For the six months ended June 30, 2001, depletion and depreciation ("D&D") of capital assets and the provision for site restoration and abandonment ("SR&A") increased to $4.2 million from $2.7 million for the same period in 2000. For the three months ended June 30, 2001, D&D and SR&A increased to $2.3 million from $1.5 million in 2000. On a boe basis D&D and SR&A increased to $8.24 from $6.83 for the year to date while for the second quarter, D&D and SR&A increased to $8.35 from $6.92. These increases resulted from the higher production achieved during the year-to-date and the quarter and the increase in capital spending in 2001.

LIQUIDITY AND CAPITAL RESOURCES

Debt to cash flow ratio	Three months ended June 30,		Six months ended June 30,	
	2001	2000	**2001**	2000
Working capital deficit (surplus) ($000s)	**(6,895)**	(395)	**(6,895)**	(395)
Long-term debt ($000s)	**28,804**	15,021	**28,803**	15,021
Total debt ($000s)	**21,908**	14,626	**21,908**	14,626
Cash flow from operations – annualized ($000s)	**18,728**	15,568	**20,108**	13,040
Debt to annualized cash flow	**1.2:1**	0.9:1	**1.1:1**	1.1:1

Capital program ($000s)	Three months ended June 30,		Six months ended June 30,	
	2001	2000	**2001**	2000
Capital expenditures				
Land acquisitions and retention	**305**	533	**562**	694
Geological and geophysical	**362**	362	**871**	813
Drilling and completions	**1,297**	459	**6,021**	4,027
Equipping and facilities	**362**	707	**2,150**	3,412
Net property acquisitions (dispositions)	**187**	85	**111**	(567)
Other	**3**	1	**8**	11
	2,516	2,147	**9,723**	8,390
Funded by				
Cash flow from operations	**4,682**	3,892	**10,054**	6,520
Working capital	**(12,644)**	(2,889)	**(12,385)**	(3,347)
Long-term debt	**10,478**	1,530	**12,394**	5,603
Equity (net of share redemptions)	**-**	(386)	**(340)**	(386)
	2,516	2,147	**9,723**	8,390

[BALANCE SHEETS]

($000s)	June 30, 2001	December 31, 2000
	(Unaudited)	
ASSETS		
Current		
Cash and short-term receivables	**$ -**	$ 68
Accounts receivable	**13,802**	7,818
Deposits and prepaids	**430**	493
	14,232	8,379
Property, plant and equipment	**62,769**	56,946
Total assets	**$ 77,001**	$ 65,325
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**$ 6,211**	$ 11,820
Income and other taxes payable	**1,153**	2,076
	7,364	13,896
Long-term debt (Note 2)	**28,803**	16,409
Site restoration and abandonment	**1,186**	847
Future income taxes	**11,103**	10,373
	48,456	41,525
SHAREHOLDERS' EQUITY		
Share capital (Note 3)	**17,053**	17,156
Retained earnings	**11,492**	6,644
	28,279	23,800
Total liabilities and shareholders' equity	**$ 77,001**	$ 65,325

[STATEMENTS OF EARNINGS AND RETAINED EARNINGS]

($000s, except per share amounts)	Three months ended June 30,		Six months ended June 30,	
(Unaudited)	**2001**	2000	**2001**	2000
REVENUES				
Petroleum and natural gas	**$ 9,508**	$ 6,910	**$ 19,621**	$ 12,150
Royalties	**(1,806)**	(1,450)	**(4,088)**	(2,724)
	7,702	5,460	**15,533**	9,426
EXPENSES				
Operating	**1,278**	1,096	**2,402**	2,012
General and administrative	**223**	155	**267**	309
Interest	**314**	210	**614**	367
Depletion and depreciation	**2,292**	1,528	**4,239**	2,726
	4,107	2,989	**7,522**	5,414
Earnings before taxes	**3,595**	2,471	**8,011**	4,012
TAXES				
Capital taxes	**79**	107	**217**	218
Current income taxes	**1,126**	-	**1,979**	-
Future income taxes	**(60)**	1,041	**730**	1,738
	1,145	1,148	**2,926**	1,956
Net earnings	**2,450**	1,323	**5,085**	2,056
Retained earnings, beginning of period	**9,042**	2,132	**6,644**	1,399
Redemption of shares	**-**	(405)	**(237)**	(405)
Retained earnings, end of period	**$ 11,492**	$ 3,050	**$ 11,492**	$ 3,050
Net earnings per share (Note 3)				
Per common share	**$ 0.16**	$ 0.09	**$ 0.34**	$ 0.14
Basic	**$ 0.13**	$ 0.07	**$ 0.28**	$ 0.11
Diluted	**$ 0.13**	$ 0.06	**$ 0.27**	$ 0.10

[STATEMENTS OF CASH FLOWS]

($000s, except per share amounts) (Unaudited)	Three months ended June 30, 2001	2000	Six months ended June 30, 2001	2000
Cash provided by (used in):				
Operations				
Net earnings	**$ 2,450**	$ 1,323	**$ 5,085**	$ 2,056
Depletion and depreciation	**2,292**	1,528	**4,239**	2,726
Future income taxes	**(60)**	1,041	**730**	1,738
Cash provided by operations	**4,682**	3,892	**10,054**	6,520
Changes in non-cash working capital	**(12,644)**	(2,889)	**(12,453)**	(3,347)
	(7,962)	1,003	**(2,399)**	3,173
Financing				
Issue of shares, net of share issue costs	**-**	256	**-**	256
Redemption of shares	**-**	(642)	**(340)**	(642)
Increase (decrease) in long-term debt	**10,478**	1,530	**12,394**	5,603
	10,478	1,144	**12,054**	5,217
Investing				
Capital asset additions	**(2,516)**	(2,147)	**(9,723)**	(8,390)
Increase (decrease) in cash	**-**	-	**(68)**	-
Cash and short-term investments, beginning of period	**-**	-	**68**	-
Cash and short-term investments, end of period	**$ -**	$ -	**$ -**	$ -
Cash flow from operations per share (Note 3)				
Per common share	**$ 0.31**	$ 0.25	**$ 0.67**	$ 0.43
Basic	**$ 0.25**	$ 0.20	**$ 0.55**	$ 0.34
Diluted	**$ 0.25**	$ 0.19	**$ 0.53**	$ 0.31

[NOTES TO FINANCIAL STATEMENTS]

1. ACCOUNTING POLICIES

The interim financial statements of Progress Energy Ltd. (the "Company") have been prepared following the same accounting policies and methods of computation as the financial statements of the Company for the year ended December 31, 2000. The disclosures provided below are incremental to those included with and annual financial statements and certain disclosures, which are normally required to be included in the notes to the annual financial statements, have been condensed or omitted. The interim financial statements should be read in conjunction with the financial statements and notes thereto in the Company's annual report for the year ended December 31, 2000.

2. LONG-TERM DEBT

($000s)	June 30, 2001	December 31, 2000
Direct advances	$ **3,308**	$ -
Banker's acceptances	**25,495**	16,409
Total long-term debt	**$ 28,803**	$ 16,409

Upon completion of the annual review of the Company's lending facility by its banker, the Company's demand/revolving line of credit was increased to $35 million from $25 million in May, 2001.

3. SHARE CAPITAL

	Number	Amount ($000s)
Common Shares		
Balance at December 31, 2000	15,028,700	$ 10,673
Redemption of shares	(119,400)	(103)
Balance at June 30, 2001	14,909,300	$ 10,570
Class B Shares		
Balance at June 30, 2001	1,170,000	$ 6,483
Total capital stock		$ 17,053

a) Normal course issuer bid

During the period of January 1, 2001 to March 29, 2001, the Company purchased and cancelled 119,400 common shares for a total consideration of $0.3 million. The normal course issuer bid expired on March 29, 2001.

b) Earnings and cash flow per share

Earnings and cash flow per common share does not include conversion of the Class B shares or stock options. For the six month period ended June 30, 2001 the weighted average number of common shares outstanding was 14,925,838 (June 30, 2000 — 15,058,028). For the three months ended June 30, 2001 the weighted average number of common shares outstanding was 14,909,300 (June 30, 2000 — 15,194,056).

"Basic" earnings and cash flow per share are calculated using the weighted average number of common shares and Class B shares outstanding for the period. The closing trading price on June 30, 2001 of the common shares of $3.35 (June 30, 2000 — $2.75) was used to convert the Class B shares to common shares for the purposes of determining the weighted average number of shares for basic per share calculations. For the six months ended June 30, 2001 the weighted average number of shares outstanding of 18,418,375 (June 30, 2000 — 19,315,846) was used for basic per share calculations. For the three months ended June 30, 2001 the weighted average number of shares outstanding of 18,401,837 (June 30, 2000 — 19,451,874) was used for basic per share calculations.

"Diluted" earnings and cash flow per share are calculated using the treasury stock method. However, the average year-to-date trading price of the common shares of $3.51 (June 30, 2000 — $2.31) was used to convert the Class B shares to common shares for the purposes of determining the weighted average number of shares for diluted per share calculations. For the six months ended June 30, 2001, the weighted average number of shares outstanding of 18,953,447 (June 30, 2000 — 20,765,571) was used for diluted per share calculations. For the three months ended June 30, 2001, the weighted average number of shares outstanding of 19,055,786 (June 30, 2000 — 20,773,461) was used for diluted per share calculations.

Effective July 6, 2001, the Corporation exercised its election to convert the issued and oustanding Class B shares to common shares. Using the conversion formula outlined in the Articles of Incorporation of the Corporation resulted in a conversion rate of 2.58 common shares issued for each Class B share issued and outstanding (subject to rounding up to the next whole share). This resulted in the issuance of 3,018,600 common shares in exchange for all the issued and outstanding Class B shares. Future earnings and cash flow per share calculations will no longer require the above conversion of Class B shares for Basic and Diluted per share values.

4. SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in non-cash working capital

($000s)	Three months ended June 30,		Six months ended June 30,	
	2001	2000	**2001**	2000
Accounts receivable	**$ (789)**	$ (817)	**$ (5,984)**	$ (4,143)
Deposits and prepaids	**197**	(108)	**63**	(161)
Current payables, accrued liabilities and taxes	**(12,052)**	(1,964)	**(6,532)**	957
	$ (12,644)	$ (2,889)	**$ (12,453)**	$ (3,347)

b) Cash interest and taxes paid

($000s)	Three months ended June 30,		Six months ended June 30,	
	2001	2000	**2001**	2000
Cash interest paid	**363**	181	**603**	338
Cash income and other taxes paid	**1,135**	143	**3,119**	195



PROGRESS ENERGY

Suite 1110, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Tel: (403) 216-2510
Fax: (403) 216-2514
Website: www.progressenergy.com

DIRECTORS

Kenneth J. Bowie
President and Chief Executive Officer
Progress Energy Ltd., Calgary, Alberta

John A. Brussa
Partner
Burnet, Duckworth and Palmer
Calgary, Alberta

John D. Keating
Vice President, Exploration
Progress Energy Ltd., Calgary, Alberta

Gary E. Perron
Vice President and Managing Director
BMO Nesbitt Burns, Calgary, Alberta

John M. Stewart
Vice Chairman
ARC Financial Corporation
Calgary, Alberta

Terry D. Svarich
President
Devsun Ltd.
Calgary, Alberta

OFFICERS

Kenneth J. Bowie
President and Chief Executive Officer

John D. Keating
Vice President, Exploration

Edward J. Kalthoff
Vice President, Corporate Development

William J. Lewington
Chief Financial Officer and
Corporate Secretary

LEGAL COUNSEL

Burnet Duckworth & Palmer

Calgary, Alberta

AUDITORS

KPMG LLP
Calgary, Alberta

BANKER

Bank of Montreal
Calgary, Alberta

TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

STOCK EXCHANGE LISTING

The Canadian Venture Exchange
Symbols: PGX

INVESTOR RELATIONS CONTACT

Kenneth J. Bowie
President and Chief Executive Officer
Tel: (403) 216-2510, ext. 102
Email: kenbowie@progressenergy.com

02 JUN 12 AM 11:16

BC FORM 51-901F

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
PROGRESS ENERGY LTD.	01/06/30	01/08/29

ISSUER ADDRESS		
1110, 520 – 5 AVENUE SW		
CITY / PROVINCE / POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
CALGARY / ALBERTA / T2P 3R7	(403) 216-2514	(403) 216-2510

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
BILL LEWINGTON	CFO & SECRETARY	(403)216-2510 X106

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
BLEWINGTON@PROGRESSENERGY.COM	WWW.PROGRESSENERGY.COM

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein ha s been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
(Signed) *"Ken Bowie"*	KENNETH J. BOWIE	01 / 08 / 29
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
(Signed) *"John D. Keating"*	JOHN D. KEATING	01 / 08 / 29

BC FORM 51-901F - SCHEDULE B: SUPPLEMENTAL INFORMATION

1. *Analysis of expenses and deferred costs*

   Refer to financial statements and notes to the financial statements.

2. *Related party transactions*

   None.

3. *Summary of securities issued and options granted during the period*

   Refer to financial statements and notes to the financial statements.

4. *Summary of securities as at the end of the reporting period*

   (a) Common shares: unlimited number of common shares are authorized.

   Class B Shares: unlimited number of Class B shares are authorized. Class B shares are convertible to common shares at the Company's option from December 31, 1999 to December 31, 2002. Class B shares are converted to common shares pursuant to the conversion rate determined in accordance with the Articles of Incorporation of the Company.

   (b) Refer to financial statements and notes to the financial statements for issued and outstanding shares.

   (c) Stock options outstanding

Number	Exercise Price	Expiry Date
275,000	$0.50	Dec. 12/02
200,000	$0.50	Jan. 16/03
50,000	$2.16	Apr. 12/03
10,000	$1.87	Dec. 01/04
5,000	$1.87	Dec. 14/01
171,250	$1.87	Mar. 10/04
60,000	$2.20	May 01.04
60,000	$2.25	Dec. 01/04
395,000	$2.00	Apr. 12/05
130,000	$2.70	May 30/05
1,356,250		

   (d) Pursuant to an Escrow Agreement for a Natural Resource Issuer dated December 30, 1997, 1,215,000 common shares are subject to escrow. 607,500 shares will be released from escrow on December 18, 2002 and 607,500 will be released December 18, 2003.

BC FORM 51-901F - SCHEDULE B: SUPPLEMENTAL INFORMATION (CONTINUED)

5. *List names of directors and officers as at the date this report is signed and filed*

Directors

Name	City / Province
Kenneth J. Bowie	Calgary / Alberta
John A. Brussa	Calgary / Alberta
John D.Keating	Calgary / Alberta
Gary E. Perron	Calgary / Alberta
John M. Stewart	Calgary / Alberta
Terry D. Svarich	Calgary / Alberta

Officers

Name	Title
Kenneth J. Bowie	President & Chief Executive Officer
John D.Keating	Vice President, Exploration
Edward J. Kalthoff	Vice President, Corporate Development
William J. Lewington	Chief Financial Officer & Corporate Secretary

BC FORM 51-901F - SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Management's discussion and analysis (the "MD&A") should be read in conjunction with the unaudited interim financial statements for the three month periods and six month periods ended June 30, 2001 and June 30, 2000 and the audited financial statements and MD&A for the year ended December 31, 2000.

For the purposes of this discussion, natural gas has been converted to an oil equivalent on a 6:1 basis for all barrel of oil equivalent ("boe") calculations.

PRODUCTION AND REVENUES

During the six months ended June 30, 2001, oil and liquids production increased to 1,811 bbls per day from 1,205 for the same period in 2000. Natural gas production increased to 6,193 mcf per day from 5,923 for the respective periods. For the three months ended June 30, 2001, oil and liquids production increased to 1,728 bbls per day from 1,275 bbls per day for the same period in 2000. Natural gas production increased to 7,735 mcf per day from 6,904 mcf per for the respective periods. These increases are attributed mainly to new oil production from the Two Creek and Southeast Saskatchewan core areas and new gas production from the Milo core area.

For the six months ended June 30, 2001, revenues increased to $19.6 million from $12.1 million for the same period in 2000. Revenues increased to $9.5 million in the second quarter of 2001 from $6.9 million in the second quarter of 2000. This increase resulted mainly from the substantial increase in oil, liquids and natural gas production and the increase in natural gas prices received. The price received for oil and liquids (second quarter and year to date) in 2001 was slightly lower than the prices received in 2000.

ROYALTIES

Royalties increased to $4.1 million for the first six months of 2001 from $2.7 million for the same period in 2000. For the three months ended June 30, 2001, royalties increased to $1.8 million from $1.5 million for the same period in 2000. The increase was the result of higher oil, liquids and natural gas production and higher natural gas prices for the year to date and the second quarter of 2001. On a boe basis, year to date royalties increased to $7.94 from $6.83 while second quarter royalties decreased slightly to $6.58 from $6.85.

OPERATING EXPENSES

Operating expenses increased to $2.4 million in the first six months of 2001 from $2.0 million during the same period in 2000. For the second quarter of 2001, operating expenses increased to $1.3 million from $1.1 million. On a boe basis, year to date operating expenses decreased to $4.67 from $5.04 and second quarter operating expenses decreased to $4.65 from $4.97. The decrease on a per unit basis was the result of higher production for the year to date and the second quarter of 2001.

GENERAL AND ADMINISTRATIVE EXPENSES (G&A)

For the six months ended June 30, 2001 G&A decreased to $0.27 million from $0.31 million for 2000. The decrease is attributed to high overhead recoveries received during the first four months of 2001 as a result of the increased drilling and construction activity operated by Progress. For the three months ended June 30, 2001 G&A increased to $0.22 million from $0.16 million in 2000. The increase in the second quarter is attributed to higher staffing costs as a result of the increased size of the Company and overhead recoveries returning to levels similar to the same period in 2000.

On a boe basis, G&A for the year to date decreased to $0.52 from $0.77 while G&A for the second quarter increased to $0.82 from $0.70.

INTEREST EXPENSE

Interest expense increased during the first six months of 2001 to $0.6 million from $0.4 million for the same period in 2000. Interest expense also increased during the second quarter of 2001 to $0.3 million from $0.2 million in 2000. The increases for the year to date and the quarter were the result of higher debt.
On a boe basis, interest expense increased to $1.19 from $0.92 for the year to date and $1.14 to $0.95 for the second quarter.

BC FORM 51-901F - SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (CONTINUED)

INCOME AND CAPITAL TAXES

During the first six months of 2001, capital taxes were $0.22 million, which was the same as the first six months of 2000. Capital taxes for the second quarter of 2001 decreased slightly to $0.08 million from $0.1 million. The decrease is due mainly to lower federal large corporation tax that resulted from the Company being disassociated, for tax purposes, with a former majority shareholder in 2001.

For the six months ended June 30, 2001, current and future income taxes increased to $2.7 million from $1.7 million. For the three months ended June 30, 2001, current and future income taxes increased to $1.1 million from $1.0 million in 2000. The increases for the year to date and the second quarter are attributed to the Company's higher pre-tax earnings. Future income taxes for the second quarter of 2001 also reflects the recent Alberta tax rate decrease. Of the $2.7 million total income taxes for the first six months of 2001, $2.0 million is classified as current income taxes.

DEPLETION AND DEPRECIATION

For the six months ended June 30, 2001, depletion and depreciation ("D&D") of capital assets and the provision for site restoration and abandonment ("SR&A") increased to $4.2 million from $2.7 million for the same period in 2000. For the three months ended June 30, 2001, D&D and SR&A increased to $2.3 million from $1.5 million in 2000. On a boe basis D&D and SR&A increased to $8.24 from $6.83 for the year to date while for the second quarter, D&D and SR&A increased to $8.35 from $6.92. These increases resulted from the higher production achieved during the year to date and the quarter and the increase in capital spending in 2001.

LIQUIDITY AND CAPITAL RESOURCES

Debt to cash flow ratio	Three months ended June 30,		Six months ended June 30,	
	2001	2000	**2001**	2000
Working capital deficit (surplus) ($000s)	**(6,895)**	(395)	**(6,895)**	(395)
Long-term debt ($000s)	**28,803**	15,021	**28,803**	15,021
Total debt ($000s)	**21,908**	14,626	**21,908**	14,626
Cash flow from operations – annualized ($000s)	**18,728**	15,568	**20,108**	13,040
Debt to annualized cash flow	**1.2:1**	0.9:1	**1.1:1**	1.1:1

Capital program ($000s)	Three months ended June 30,		Six months ended June 30,	
	2001	2000	**2001**	2000
Capital expenditures				
Land acquisitions and retention	**305**	533	**562**	694
Geological and geophysical	**362**	362	**871**	813
Drilling and completions	**1,297**	459	**6,021**	4,027
Equipping and facilities	**362**	707	**2,150**	3,412
Net property acquisitions (dispositions)	**187**	85	**111**	(567)
Other	**3**	1	**8**	11
	2,516	2,147	**9,723**	8,390
Funded by				
Cash flow from operations	**4,682**	3,892	**10,054**	6,520
Working capital	**(12,644)**	(2,889)	**(12,385)**	(3,347)
Long-term debt	**10,478**	1,530	**12,394**	5,603
Equity (net of share redemptions)	**-**	(386)	**(340)**	(386)
	2,516	2,147	**9,723**	8,390

02 JUN 12 AM 11:16

PRESS RELEASE

Suite 1110, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7

Progress Energy Ltd. Announces New Management Team

Calgary, Alberta, Canada, November 6, 2001 - Progress Energy Ltd. is pleased to announce the creation of a new management team. This management team will consist of new members Mr. David D. Johnson as President and Chief Executive Officer, Mr. Steven A. Allaire as Vice President Finance and Chief Financial Officer and Mr. Michael R. Culbert as Vice President Marketing and Business Development joining existing members including Mr. John D. Keating Vice President Exploration, Mr. Edward J. Kalthoff Vice President Land and Mr. William J. Lewington Controller.

Progress also announces that it is in the process of completing a $3.2 million private placement to the new members of the management team consisting of 553,498 common units at a price of $2.43 per share and 700,000 flow-through common shares at $2.65 per share. These common and flow-through units will each consist of one common share and one common share warrant. Each warrant will be exercisable for one common share at $2.65 per share after one year and for a period of three years after the date of issue.

Progress has also reconstituted the Board of Directors. Mr. John D. Keating and Mr. Kenneth J. Bowie have resigned their positions on the Board of Directors and Mr. David D. Johnson has been appointed to the Board. The Board of Directors would like to thank Mr. Bowie and Mr. Keating for their valuable contribution to the Board. Mr. Bowie is also resigning his position as President and Chief Executive Officer. The Board of Directors would like to thank Mr. Bowie for his dedication and effort in building Progress to its current level.

This transaction is subject to regulatory approval and is scheduled to close on November 22, 2001.

Mssr. Johnson, Allaire and Culbert were previously key members of the executive team responsible for building Encal Energy Ltd. into a senior producer listed on both the TSE and NYSE. Encal was well known for its efficient and consistent growth for more than a decade. Encal was sold to Calpine Corporation in April, 2001 for $1.8 billion.

David Johnson most recently was the President of Calpine Canada and prior to its sale was the President and CEO of Encal. He was employed by Encal or its predecessor from 1987 to 2001. Mr. Johnson is a professional engineer with more than 25 years experience.

Steven Allaire is a member of the Institute of Chartered Accounts of Alberta with more than twenty years in the industry. He was with Encal and its predecessor for more than 14 years and was Vice President, CFO and Corporate Secretary from 1993 to 2001. Steve was most recently an executive with Calpine Canada.

Michael Culbert has twenty years experience in the oil and gas industry, the last six years with Encal in the role of Vice President of Marketing and Business Development. He also most recently was a member of the executive team of Calpine Canada. Mr. Culbert holds a Bachelor of Science degree, Business Administration.

John Keating, Vice President Exploration is a co-founder of Progress and has led its exploration initiatives instrumental in the Company's growth. Mr. Keating has 22 years of experience in the industry in various exploration roles. Prior to joining Progress he was Chief Geologist for Resman Oil and Gas Ltd. Mr. Keating is a professional geologist and holds a Bachelor of Science degree in Geology.

Edward Kalthoff, Vice President Land and has over 20 years of experience in the oil and gas industry in increasing senior capacity. Prior to joining Progress he was Manager, Southern Alberta Land Group & New Ventures at Ulster Petroleum Ltd. between 1999 to 2000, President of Echelon Energy Inc. between 1997 and 1999 and Vice President, Land at Grad & Walker Energy Corporation between 1996 and 1997. Mr. Kalthoff is a P.Land and has a Bachelor of Commerce degree.

William Lewington, Controller has held various senior accounting positions in the oil and gas industry over the past 20 years. Mr. Lewington is a member of the Society of Management Accountants of Alberta. Prior to joining Progress he was Operations Accounting Supervisor at PennWest Petroleum Ltd. Mr. Lewington is a CMA.

Other senior professionals at Progress include John Andersen – Exploration Manager North, Dave Christie – Exploration Manager South, Stan Prenioslo – Exploration Manager Saskatchewan, Jeff Screen – Operations Manager, Rick Bawol – Manager Exploitation and Kathleen Fox – Business Development Manager.

Progress is a junior oil and natural gas company which is currently producing record production rates of approximately 3,500 barrels of oil equivalent per day and has approximately 10 million barrels of proven plus probable reserves. The Company is listed in the Canadian Venture Exchange under the symbol PGX.

For further information contact Mr. David Johnson (403) 216-2510.

MATERIAL CHANGE REPORT

02 JUN 12 AM 11:16

1. **Reporting Issuer:**

Progress Energy Ltd. ("Progress")
1110, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7

2. **Date of Material Change:**

November 6, 2001 and November 15, 2001

3. **News Release**

Two press releases disclosing the details outlined in this Material Change Report were issued by Progress from Calgary, Alberta on November 7, 2001 and November 15, 2001 and disseminated through the facilities of Canadian Corporate News.

4. **Summary of Material Change:**

On November 7, 2001, Progress announced the creation of a new management team and the proposed private placement to the new members. Progress also reconstituted the Board of Directors with Mr. John D. Keating and Mr. Kenneth J. Bowie having resigned their positions on the Board of Directors and Mr. David D. Johnson being appointed.

On November 15, 2001, Progress announced that it had entered into a common share financing, on a bought deal basis, through a syndicate of Canadian underwriters led by Peters & Co. Limited, and including FirstEnergy Capital Corp. and Yorkton Securities Inc. The private placement financing is scheduled to close on December 3, 2001, and is subject to regulatory approval and completion of definitive documentation. The net proceeds of the offering will be used to reduce bank indebtedness.

5. **Full Description of Material Change:**

On November 7, 2001, Progress announced the creation of a new management team. This management team consists of new members Mr. David D. Johnson as President and Chief Executive Officer, Mr. Steven A. Allaire as Vice President Finance and Chief Financial Officer and Mr. Michael R. Culbert as Vice President Marketing and Business Development joining existing members including Mr. John D. Keating Vice President Exploration, Mr. Edward J. Kalthoff, Vice President Land and Mr. William J. Lewington Controller. A proposed $3.2 million private placement to the new members of the management team consisting of 553,498 common units at a price of $2.43 per share and 700,000 flow-through units at $2.65 per share, each consisting of one common share and one common share warrant. Progress has also reconstituted the Board of Directors with Mr. John D. Keating and Mr. Kenneth J. Bowie resigning their positions on the board and Mr. David D. Johnson being appointed.

On November 15, 2001, Progress announced that it had entered into a common share financing, on a bought deal basis, through a syndicate of Canadian underwriters led by Peters & Co. Limited, and including FirstEnergy Capital Corp. and Yorkton Securities Inc. Progress will issue 3,000,000 common shares at a price of $3.55 for total gross proceeds of $10,650,000 by way of private placement exemptions from prospectus requirements. The private placement financing is scheduled to close on December 3, 2001, and is subject to regulatory approval and completion of definitive documentation. The net proceeds of the offering will be used to reduce bank indebtedness.

6. **Reliance on Confidentiality Provision:**

Not Applicable

7. **Omitted Information:**

Not Applicable

8. **Senior Officer**:

For further information, please contact:

Steve Allaire
1110, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Phone: (403) 216-2510 Ext. 121
Fax: (403) 216-2514

9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to in this report.

DATED November 15, 2001 at Calgary, Alberta.

(signed) "Steve Allaire"
Steve Allaire
Vice-President, Finance
Progress Energy Ltd.

cc: Canadian Venture Exchange

Not for Distribution to U.S. Newswire Services or for Dissemination in the United States

02 JUN 12 AM 11:16

PRESS RELEASE
Suite 1110, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7

Progress Energy Ltd. Announces Common Share Private Placement

---

Calgary, Alberta, Canada, November 15, 2001 - Progress Energy Ltd. ("Progress") announces today that it has entered into a common share financing, on a bought deal basis, through a syndicate of Canadian underwriters led by Peters & Co. Limited, and including FirstEnergy Capital Corp. and Yorkton Securities Inc. Progress will issue 3,000,000 common shares at a price of $3.55 for total gross proceeds of $10,650,000 by way of private placement exemptions from prospectus requirements. Based on the new Ontario Securities Commission Multilateral Instrument 45-102 rule, (adopted by all securities commissions in Canada other than Quebec) the common shares will be subject to a four month hold period in all the selling jurisdictions commencing on the closing date. The private placement financing is scheduled to close on December 3, 2001, and is subject to regulatory approval and completion of definitive documentation. The net proceeds of the offering will be used to reduce bank indebtedness.

Progress is a Calgary, Alberta based oil and natural gas exploration and development and production company which is currently producing at production rates of approximately 3,500 barrels of oil equivalent per day and has approximately 10 million barrels of proven plus probable reserves. At September 30, 2001 Progress had approximately $26 million of net indebtedness prior to the new management financing announced on November 7, 2001 and this financing. After applying the proceeds of the two financings, Progress will have net indebtedness of approximately $13 million.

The Company is listed in the Canadian Venture Exchange under the symbol PGX.

For further information contact:

Mr. David Johnson
President & CEO
Phone: (403) 216-2510 ext# 122
Fax: (403) 216-2514

Mr. Steven Allaire
Vice President Finance & CFO
Phone: (403) 216-2510 ext# 121
Fax (403) 216-2514

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The Common Shares offered have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and many not be offered or sold in the United

States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable states securities laws.

02 JUN 12 AM 11:16

PRESS RELEASE

Progress Energy Ltd.
Suite 1110, 520 - 5th Avenue S.W.
Calgary, Alberta, Canada
T2P 3R7

PROGRESS CONTINUES PRODUCTION GROWTH, ANNOUNCES NEW MANAGEMENT TEAM AND FINANCINGS

	Three months ended September 30,			Nine months ended September 30,		
	2001	2000	% Change	**2001**	2000	% Change
FINANCIAL						
($000s except per share amounts)						
Gross Revenue	**7,457**	7,954	(6%)	**27,078**	20,104	35%
Cash flow from operations	**3,954**	3,871	2%	**14,008**	10,391	35%
Basic per share	**0.22**	0.19	16%	**0.78**	0.52	50%
Diluted per share	**0.22**	0.19	16%	**0.75**	0.50	50%
Net earnings	**1,061**	1,634	(35%)	**6,146**	3,690	67%
Basic per share	**0.06**	0.08	(25%)	**0.34**	0.18	89%
Diluted per share	**0.06**	0.08	(25%)	**0.33**	0.18	83%
Capital expenditures	**6,869**	5,678	21%	**16,592**	14,068	18%
OPERATIONS						
Production						
Crude oil and liquids (bbls/d)	**1,831**	1,363	34%	**1,818**	1,258	45%
Natural gas (mcf/d)	**7,949**	6,189	28%	**6,785**	6,013	13%
Total production (boe/d @ 6:1 conversion)	**3,156**	2,394	32%	**2,949**	2,260	30%
Average sales price						
Crude oil and liquids ($/bbls)	**32.25**	42.49	(24%)	**35.09**	39.08	(10%)
Natural gas ($/mcf)	**2.77**	4.61	(40%)	**5.22**	4.03	30%
Netback per boe (6:1 conversion)						
Petroleum and natural gas sales	**25.68**	36.10	(29%)	**33.64**	32.46	4%
Royalties	**3.93**	8.41	(53%)	**6.50**	7.39	(12%)
Operating expenses	**4.53**	4.73	(4%)	**4.62**	4.93	(6%)
Operating netback	**17.22**	22.96	(25%)	**22.52**	20.14	12%

[REPORT TO SHAREHOLDERS]

CORPORATE HIGHLIGHTS

- Oil and liquid production increased by 34 percent to 1,831 bbl per day and natural gas production increased by 28 percent to 7,949 mcf per day during the third quarter.
- Two acquisitions at Steelman in southeast Saskatchewan which increased working interest to 91% were completed at a cost of $1.3 million.
- Subsequent to the quarter end Progress announced new management team as well as two private placement financings totaling $13.8 million.

NEW MANAGEMENT TEAM AND BOARD OF DIRECTORS CHANGES

On November 7, 2001 Progress announced the creation of a new management team. This management team consists of new members Mr. David D. Johnson as President and Chief Executive Officer, Mr. Steven A. Allaire as Vice President Finance and Chief Financial Officer and Mr. Michael R. Culbert as Vice President Marketing and Business Development joining existing members including Mr. John D. Keating Vice President Exploration, Mr. Edward J. Kalthoff Vice President Land and Mr. William J. Lewington Controller.

Mssrs. Johnson, Allaire and Culbert were previously key members of the executive team responsible for building Encal Energy Ltd. into a senior producer listed on both the TSE and NYSE. Encal was well known for its efficient and consistent growth for more than a decade. Encal was sold to Calpine Corporation in April, 2001 for $1.8 billion.

David Johnson was employed by Encal or its predecessor from 1987 to 2001 as President and CEO and most recently was the President of Calpine Canada. Mr. Johnson is a professional engineer with more than 25 years experience.

Steven Allaire is a member of the Institute of Chartered Accounts of Alberta with more than twenty years in the industry. He was with Encal and its predecessor for more than 14 years and was Vice President, CFO and Corporate Secretary from 1993 to 2001. Steve was most recently an executive with Calpine Canada.

Michael Culbert has twenty years experience in the oil and gas industry, the last six years with Encal in the role of Vice President of Marketing and Business Development. He also most recently was a member of the executive team of Calpine Canada. Mr. Culbert holds a Bachelor of Science degree, Business Administration.

John Keating, Vice President Exploration is a co-founder of Progress and has led its exploration initiatives instrumental in the Company's growth. Mr. Keating has 22 years of experience in the industry in various exploration roles. Prior to joining Progress he was Chief Geologist for Resman Oil and Gas Ltd. Mr. Keating is a professional geologist and holds a Bachelor of Science degree in Geology.

Edward Kalthoff, Vice President Land and has over 20 years of experience in the oil and gas industry in increasing senior capacity. Prior to joining Progress he was Manager, Southern Alberta Land Group & New Ventures at Ulster Petroleum Ltd. between 1999 to 2000, President of Echelon Energy Inc. between 1997 and 1999 and Vice President, Land at Grad & Walker Energy Corporation between 1996 and 1997. Mr. Kalthoff is a P.Land and has a Bachelor of Commerce degree.

William Lewington, Controller has held various senior accounting positions in the oil and gas industry over the past 20 years. Mr. Lewington is a member of the Society of Management Accountants of Alberta. Prior to joining Progress he was Operations Accounting Supervisor at PennWest Petroleum Ltd.

Other senior professionals at Progress include John Andersen – Exploration Manager North, Dave Christie – Exploration Manager South, Stan Prenioslo – Exploration Manager Saskatchewan, Jeff Screen – Operations Manager, Rick Bawol – Manager Exploitation and Kathleen Fox – Business Development Manager.

Progress has also reconstituted the Board of Directors. Mr. John D. Keating and Mr. Kenneth J. Bowie have resigned their positions on the Board of Directors and Mr. David D. Johnson has been appointed to the Board. The Board of Directors would like to thank Mr. Bowie and Mr. Keating for their valuable contribution

to the Board. Mr. Bowie has also resiged his position as President and Chief Executive Officer. The Board of Directors would like to thank Mr. Bowie for his dedication and effort in building Progress to its current level.

FINANCINGS

In conjunction with the hiring of the new members of the management team on November 7, the Company completed a $3.2 million private placement to the new members of the management team consisting of 553,498 common units at a price of $2.43 per share and 700,000 flow-through common shares at $2.65 per share. These common and flow-through units will each consist of one common share and one common share warrant. Each warrant will be exercisable for one common share at $2.65 per share after one year and for a period of three years after the date of issue. This transaction closed on November 20, 2001.

On November 15, 2001 Progress announced that it has entered into a common share financing, on a bought deal basis, through a syndicate of Canadian underwriters led by Peters & Co. Limited, and including FirstEnergy Capital Corp. and Yorkton Securities Inc. Progress will issue 3,000,000 common shares at a price of $3.55 for total gross proceeds of $10,650,000 by way of private placement exemptions from prospectus requirements. The private placement financing is scheduled to close on December 3, 2001, and is subject to regulatory approval and completion of definitive documentation. The net proceeds of the offering will be used initially to reduce bank indebtedness.

FINANCIAL REVIEW

Progress continued to demonstrate strong performance in the third quarter despite weakening oil and gas prices. Decreases in prices were significantly offset by increases in both oil, liquids and natural gas production. Oiland liquid production for the third quarter averaged 1,831 bbls per days, up 34 percent from 1,363 bbls per day, while natural gas production increased to 7,949 mcf per day, up 28 percent from 6,189 mcf per day.

Revenues decreased 6 percent to $7.5 million from $8.0 million, while cash flow increased 2 percent to $4.0 million from $3.9 million. Earnings decreased 35 percent to $1.1 million from $1.6 million. On a per share basis, basic cash flow for the third quarter increased 16 percent to $0.22 per share from $0.19 per share. Diluted cash flow per share increased 11 percent to $0.21 per share from $0.19 per share.

Capital expenditures for the third quarter increased 21 percent to $6.9 million from $5.7 million. Progress Energy's total debt at the end of the quarter was $26.1 million which is approximately 1.7 times annualized third quarter cash flow.

Effective July 6, 2001, Progress exercised its option to convert all the issued and outstanding class B shares to common shares. Class B shareholders received 2.58 common shares for each issued and outstanding class B share. The conversion resulted in the issuance of 3,018,600 common shares and the cancellation of all the issued and outstanding class B shares.

In July, Progress received approval from the Canadian Venture Exchange to make a normal course issuer bid to acquire a maximum of 896,395 common shares over the course of the next twelve months. Purchases under the bid were eligible to commence July 19, 2001. During the quarter, Progress purchased 436,700 shares. As at November 20, 2001 the issued and outstanding common shares in the Company were 18,887,390. The Company also has options outstanding of 2,165,765 and warrants outstanding of 1,253,498 as at November 20, 2001.

OPERATIONS REVIEW

Milo, British Columbia

The Milo area continues to perform as expected with strong production from both Milo and Milo West. Net gas sales for the third quarter averaged approximately 4.7 mmcf per day.

During the upcoming winter drilling season, Progress will drill one new well at Milo and a follow-up well at Milo West. Progress will continue with upgrading and expansion of its gathering system to handle the higher production rates, however it will not proceed with the planned construction of gas processing facilities. The processing plant is no longer required as firm processing capacity and favorable processing rates were secured at the Fort Nelson gas plant.

Two Creek, Alberta

During the third quarter, Progress successfully drilled and placed on production one (net 0.8) horizontal well at Two Creek which is capable of production in excess of 100 barrels of oil per day. A second well in the Kaybod area was cased as a potential oil well late in the quarter and is currently waiting on completion. Oil and liquid production for the quarter increased to 1,040 (net 832) bbl per day with gas production increasing to 2.6 (net 2.1) mmcf per day. Two additional horizontal wells are currently being drilled at Two Creek. In September, Progress received offer acceptance to acquire the remaining 20 percent working interest at Two Creek. This acquisition will add oil production of over 200 bbls per day and natural gas production of approximately 0.5 mmcf per day. The acquisition cost is approximately $5.4 million, net of adjustments. This transaction closed in October.

Southeast Saskatchewan/Manitoba

Progress completed two acquisitions at Steelman Unit No. 7 in July and August for approximately $1.3 million to increase its working interest from 46 percent to 91 percent. Also during the quarter, Progress drilled seven wells in southeast Saskatchewan, three wells are on production at a total production rate of 90 barrels per day of crude oil, three are cased as potential oil wells waiting on completion and one well is suspended. Progress has an average working interest of 66% in these wells at Clarilaw and Bellegarde. Production, net to Progress, averaged approximately 1,070 bbl per day from the Southeast Saskatchewan/Manitoba core area during the third quarter.

OUTLOOK

The recently announced new management team is excited, motivated and looking forward to the opportunities which lay ahead. Progress has built a quality asset base over the past four years in an efficient manner which has positioned the Company for growth. We will use this platform to grow from. Looking forward our focus will be cost efficiency, related not only to operating costs but also reserve and production replacement costs.

It would appear that both natural gas and crude oil prices will be under pressure during at least a portion of 2002. This environment spells opportunity for Progress. History has demonstrated that assets acquired during the low price cycles yield favorable life cycle returns for the purchaser.

Progress will endeavor to build a balanced portfolio of crude oil and natural gas properties with exploration and exploitation opportunities. We will leverage our current assets and technical expertise to build strong operating districts which we can dominate. We will remain opportunity driven and will compliment these properties with strategic acquisitions.

Our goal is to build a high quality oil and gas Company with a strong team of employees that will build value for all stakeholders.

For further information contact:

Mr. David Johnson
President & CEO
Phone: (403) 216-2510 ext# 122
Fax: (403) 216-2514
E-Mail: djohnson@progressenergy.com

Mr. Steven Allaire
Vice President Finance & CFO
Phone: (403) 216-2510 ext# 121
Fax: (403) 216-2514
E-Mail: sallaire@progressenergy.com

The Company is listed in the Canadian Venture Exchange under the symbol PGX.

Forward Looking Statements – Certain information regarding Progress Energy Ltd. set forth in this document, including management's assessment of Progress Energy Ltd.'s future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Progress Energy Ltd.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, current fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Progress Energy Ltd.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of events anticipated by the forward-looking statements will transpire or occur, of if any of them do so, what benefits that Progress Energy Ltd. will derive therefrom.

[BALANCE SHEETS]

($000s)	September 30, 2001	December 31, 2000
	(Unaudited)	
ASSETS		
Current		
Cash and short-term investments	$ -	$ 68
Accounts receivable	9,330	7,818
Deposits and prepaids	1,754	493
	11,084	8,379
Property, plant and equipment	67,305	56,946
Total assets	$ 78,389	$ 65,325
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 10,147	$ 11,820
Income and other taxes payable	1,052	2,076
	11,199	13,896
Long-term debt	25,986	16,409
Site restoration and abandonment	1,413	847
Future income taxes	11,436	10,373
	50,034	41,525
SHAREHOLDERS' EQUITY		
Share capital	16,454	17,156
Retained earnings	11,901	6,644
	28,355	23,800
Total liabilities and shareholders' equity	$ 78,389	$ 65,325

[STATEMENTS OF EARNINGS AND RETAINED EARNINGS]

($000s, except per share amounts) (Unaudited)	Three months ended September 30,		Nine months ended September 30,	
	2001	2000	**2001**	2000
REVENUES				
Petroleum and natural gas	**$ 7,457**	$ 7,954	**$ 27,078**	$ 20,104
Royalties	**(1,143)**	(1,853)	**(5,231)**	(4,577)
	6,314	6,101	**21,847**	15,527
EXPENSES				
Operating	**1,314**	1,043	**3,716**	3,055
General and administrative	**302**	149	**569**	458
Interest	**361**	300	**975**	667
Depletion and depreciation	**2,560**	1,610	**6,799**	4,336
	4,537	3,102	**12,059**	8,516
Earnings before taxes	**1,777**	2,999	**9,788**	7,011
TAXES				
Capital taxes	**140**	152	**357**	370
Current income taxes	**243**	586	**2,222**	586
Future income taxes	**333**	627	**1,063**	2,365
	716	1,365	**3,642**	3,321
Net earnings	**1,061**	1,634	**6,146**	3,690
Retained earnings, beginning of period	**11,492**	3,050	**6,644**	1,399
Redemption of shares	**(652)**	(152)	**(889)**	(557)
Retained earnings, end of period	**$ 11,901**	$ 4,532	**$ 11,901**	$ 4,532
Net earnings per share				
Basic	**$ 0.06**	$ 0.08	**$ 0.34**	$ 0.18
Diluted	**$ 0.06**	$ 0.08	**$ 0.33**	$ 0.18

[STATEMENTS OF CASH FLOWS]

($000s, except per share amounts) (Unaudited)	Three months ended September 30,		Nine months ended September 30,	
	2001	2000	**2001**	2000
Cash provided by (used in):				
Operations				
Net earnings	**$ 1,061**	$ 1,634	**$ 6,146**	$ 3,690
Depletion and depreciation	**2,560**	1,610	**6,799**	4,336
Future income taxes	**333**	627	**1,063**	2,365
Cash provided by operations	**3,954**	3,871	**14,008**	10,391
Changes in non-cash working capital	**6,983**	1,070	**(5,470)**	(2,277)
	10,937	4,941	**8,538**	8,114
Financing				
Increase (decrease) in long-term debt	**(2,817)**	918	**9,577**	6,521
Issue of shares, net of share issue costs	**5**	45	**5**	301
Redemption of shares	**(1,256)**	(226)	**(1,596)**	(868)
	(4,068)	737	**7,986**	5,954
Investing				
Capital asset additions	**(6,869)**	(5,678)	**(16,592)**	(14,068)
Increase (decrease) in cash	**-**	-	**(68)**	-
Cash and short term investments, beginning of period	**-**	-	**68**	-
Cash and short term investments, end of period	**$ -**	$ -	**$ -**	$ -
Cash flow from operations per share				
Basic	**$ 0.22**	$ 0.19	**$ 0.78**	$ 0.52
Diluted	**$ 0.22**	$ 0.19	**$ 0.75**	$ 0.50

Paddock Lindstrom & Associates Ltd.

February 8, 2001

Progress Energy Ltd.
1110, 520 – 5th Avenue SW
Calgary, Alberta
T2P 3R7

Attention: Mr. Kenneth J. Bowie
President & Chief Executive Officer

Re: Evaluation of Certain Oil and Gas Properties of Progress Energy Ltd.

Dear Sir:

As requested, an evaluation has been made of certain oil and gas properties of Progress Energy Ltd. The effective date of the reserve estimates and cash flow forecasts presented in this report is January 1, 2001.

The following table is a summary of the Company's gross and net share of reserves as well as the future cash flow before income tax, undiscounted and discounted at 10, 15, and 20 percent per annum. The cash flow shown below *does not* include the Alberta Royalty Tax Credit (ARTC).

Reserves Category	Oil		Sales Gas		NGL		Present Value Cash Flow			
	Gross (MStb)	Net (MStb)	Gross (MMcf)	Net (MMcf)	Gross (MStb)	Net (MStb)	0% (M$)	10% (M$)	15% (M$)	20% (M$)
Proved Producing	3,873.8	3,386.4	16,096.2	12,125.7	70.9	51.7	114,109.8	74,340.8	64,413.3	57,274.7
Proved Non-Producing	398.8	344.7	4,928.6	3,773.1	53.7	38.9	24,159.9	10,299.3	8,178.0	6,959.6
Proved Undeveloped	27.3	22.3	---	---	---	---	409.5	263.5	225.8	197.6
Total Proved	4,299.9	3,753.3	21,024.8	15,898.8	124.6	90.6	138,679.2	84,903.7	72,817.0	64,431.9
Probable Additional	1,221.8	1,057.4	5,929.0	4,501.8	23.0	16.8	35,887.1	21,019.9	17,465.6	14,906.8
Total Proved + Probable	5,521.7	4,810.7	26,953.8	20,400.6	147.7	107.5	174,566.3	105,923.6	90,282.6	79,338.8
50% Reduction for Risk	(610.9)	(528.7)	(2,964.5)	(2,250.9)	(11.5)	(8.4)	(17,943.6)	(10,510.0)	(8,732.8)	(7,453.4)
Risked Proved + Probable	4,910.8	4,282.0	23,989.3	18,149.7	136.2	99.0	156,622.7	95,413.6	81,549.8	71,885.4

NOTE: Values in this table may not add due to rounding.

Suite 2000, Monenco Place, 801 - 6th Avenue S.W., Calgary, Alberta T2P 3W2 Bus: (403) 262-2499 Fax: (403) 233-0062

The following table is a summary of the Company's gross and net reserves as well as the future cash flow *including* the ARTC.

Reserves Category	Oil		Sales Gas		NGL		Present Value Cash Flow			
	Gross (MStb)	Net (MStb)	Gross (MMcf)	Net (MMcf)	Gross (MStb)	Net (MStb)	0% (M$)	10% (M$)	15% (M$)	20% (M$)
Proved Producing	3,873.8	3,386.4	16,096.2	12,125.7	70.9	51.7	116,389.2	75,767.8	65,612.9	58,306.4
Proved Non-Producing	398.8	344.7	4,928.6	3,773.1	53.7	38.9	24,703.4	10,480.4	8,307.4	7,060.7
Proved Undeveloped	27.3	22.3	---	---	---	---	409.5	263.5	225.8	197.6
Total Proved	4,299.9	3,753.3	21,024.8	15,898.8	124.6	90.6	141,502.1	86,511.8	74,146.0	65,564.7
Probable Additional	1,221.8	1,057.4	5,929.0	4,501.8	23.0	16.8	36,269.7	21,188.1	17,603.5	15,022.2
Total Proved + Probable	5,521.7	4,810.7	26,953.8	20,400.6	147.7	107.5	177,771.8	107,699.9	91,749.5	80,587.0
50% Reduction for Risk	(610.9)	(528.7)	(2,964.5)	(2,250.9)	(11.5)	(8.4)	(18,134.9)	(10,594.1)	(8,801.7)	(7,511.1)
Risked Proved + Probable	4,910.8	4,282.0	23,989.3	18,149.7	136.2	99.0	159,636.9	97,105.8	82,947.8	73,075.9

The reserves and present values detailed on a well basis are shown on Tables 2-A through 5-A for the respective reserve categories. The Total Company production and revenue forecasts, *before* ARTC, are included on Tables 2-B through 5-B, respectively, and *including* ARTC on Tables 2-D through 5-D.

Alberta Royalty Tax Credit

The Alberta Royalty Tax Credit (ARTC) is a program designed to stimulate the activity of the petroleum industry through a rebate on Provincial Crown Royalties. Effective January 1, 1995, the rebate varies from a maximum of 75 percent of $2.0 MM when the reference price is below $100 per M3 to a minimum of 25 percent of $2.0 MM when the reference price is above $210 per M3. The Royalty Tax Credit Reference Price is a weighted average blended price of the non-heavy oil, heavy oil, and gas par prices. Any future changes in ARTC policy will be announced three years in advance of the effective date of the change. For this report, it has been assumed the Company will receive no ARTC credits for the year 2001. Thereafter, it was assumed that the credit would be extended indefinitely. The ARTC revenue stream for each of the reserve categories is detailed separately on Tables 2-C through 5-C of this report while the present value of the ARTC is shown on the following table:

Reserves Category	Present Value ARTC			
	0% (M$)	10% (M$)	15% (M$)	20% (M$)
Proved Producing	2,279.4	1,427.0	1,199.6	1,031.7
Proved Non-Producing	543.5	181.1	129.4	101.1
Proved Undeveloped	---	---	---	---
Total Proved	2,822.9	1,608.1	1,329.0	1,132.8
Probable Additional	382.6	168.2	137.9	115.4
Total Proved + Probable	3,205.5	1,776.3	1,466.9	1,248.2
50% Reduction for Risk	(191.3)	(84.1)	(69.0)	(57.7)
Risked Proved + Probable	3,014.2	1,692.2	1,398.0	1,190.5

Oil & Natural Gas Price Forecast

The revenue forecasts presented in this report are based on escalating dollar economics. The price forecast for the reference price of oil at Cushing and Edmonton, as well as the netback prices for gas for the major purchasers are detailed on Table 6. All oil prices used in the evaluation have been adjusted from the reference price for quality and transportation; gas prices have been adjusted for heating value. Please note that the effects of any oil or gas hedging activities by the Company **have not** been included in this report.

Future operating and capital costs were inflated at 2 percent per year throughout the forecast period.

Reserve Categories

In this report, gross reserves are defined as the total remaining recoverable reserves owned by the Company before deduction of any royalties. Net reserves are defined as those accruing to the Company after all interests owned by others including Crown and Freehold royalties have been deducted. Natural gas reserves are reported at a base pressure of 14.65 psia and a base temperature of 60 degrees Fahrenheit. The reserve category definitions utilized in this report are outlined in National Policy No. 2B of the Ontario Securities Commission's "Guide for Engineers and Geologists Submitting Oil and Gas Reports to Canadian Provincial Securities Administrators".

Crude Oil: A mixture, consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas.

Natural Gas: The lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions is essentially a gas, but which may contain liquids. The natural gas reserve estimates are reported on a marketable basis, that is the gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel.

Natural Gas Liquids: Those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers, or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes, and pentanes plus, or a combination thereof.

Proved Reserves: Those reserves estimated as recoverable under current technology and anticipated economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

Proved Producing Reserves: Those proved reserves that are actually on production or, if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments.

Proved Non-Producing Reserves: Those proved reserves that are not currently producing either due to lack of facilities and/or markets.

Proved Undeveloped Reserves: These are proved reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units, which are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

Probable Additional Reserves: Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and anticipated economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

The production and revenue forecasts for each property and the Corporate cash flow summaries have not been adjusted for risk. At the request of the Company, abandonment costs have not been included in this report. The present worth of estimated future cash flows contained in this report may not necessarily reflect the fair market value of the reserves.

The oil and gas reserves calculations and income projections upon which this report is based, were determined in accordance with generally accepted evaluation practices.

The extent and character of ownership and all factual data supplied by the Company were accepted as presented. A field inspection was not considered necessary by Paddock Lindstrom & Associates Ltd. This report has been prepared for the exclusive use of Progress Energy Ltd. and no part thereof should be reproduced, distributed, or made available to any other person, company, regulatory body, or organization without the complete context of the report and the knowledge and consent of Paddock Lindstrom & Associates Ltd.

If you should have any questions related to this report, please contact our office at your convenience.

Yours very truly,

Paddock Lindstrom & Associates Ltd.

D.H. Marshall, P. Eng.
Vice-President

J. Ed Hasiuk, P. Geol.
Senior Geologist

File: 2000-02648
:mdd
F:\PROGRESS\WP\GEN\ESC-LET

CERTIFICATION OF QUALIFICATION

I, Donald H. Marshall, Petroleum Engineer, of Suite 2000 Monenco Place, 801 Sixth Avenue S.W., Calgary, Alberta, Canada, hereby certify:

1. That I am a Senior Reservoir Engineer employed by Paddock Lindstrom & Associates Ltd., which Company did prepare an evaluation of certain oil and gas properties of Progress Energy Ltd. during the months of December 2000 and January 2001.

2. That neither I, Paddock Lindstrom & Associates Ltd., nor its other officers or directors, have any direct or indirect interest, nor do they expect to receive any direct or indirect interest in the properties or in any securities of Progress Energy Ltd.

3. That I attended Nova Scotia Technical College and Dalhousie University in the years of 1967-72 and that I graduated with a Bachelor of Engineering Degree in Industrial Engineering, that I am a registered Professional Engineer in the Province of Alberta and that I have in excess of twenty-nine years experience in petroleum engineering and that my experience extends throughout Canada, the United States, and overseas.

4. That a personal field inspection of the properties was not made, however, such an inspection was not considered necessary in view of the nature of the information available on the areas studied; and that the basic data employed in preparing the said report were obtained from the files of Progress Energy Ltd. and our own files.

D.H. Marshall, P. Eng.

CERTIFICATION OF QUALIFICATION

I, J. Ed Hasiuk, Geologist, of Suite 2000 Monenco Place, 801 Sixth Avenue S.W., Calgary, Alberta, hereby certify:

1. That I am a Senior Geologist employed by Paddock Lindstrom & Associates Ltd., which Company did prepare an evaluation of certain oil and gas properties of Progress Energy Ltd. during the months of December 2000 and January 2001.

2. That I do not have any direct or indirect interest, nor do I expect to receive any direct or indirect interest in the properties or in any securities of Progress Energy Ltd.

3. That I attended the University of Brandon in the years of 1971-74 and that I graduated with a Bachelor of Science Degree in Geology, that I am a registered Professional Geologist in the Province of Alberta and that I have in excess of twenty-seven years experience in the Petroleum Industry.

4. That a personal field inspection of the properties was not made, however, such an inspection was not considered necessary in view of the nature of the information available on the areas studied; and that the basic data employed in preparing the said report was obtained from the files of Progress Energy Ltd. and our own files.

J. Ed Hasiuk

J. Ed Hasiuk, P. Geol.

INDEPENDENT PETROLEUM ENGINEERS CONSENT

The undersigned firm of Independent Petroleum Engineers, of Calgary, Alberta, Canada, knows that it is named as having prepared an evaluation dated February 8, 2001 of certain oil and gas properties of Progress Energy Ltd., and hereby gives its consent to the use of its name and to the use of the said estimates.

PERMIT TO PRACTICE
PADDOCK LINDSTROM & ASSOCIATES LTD.
Signature: [signature]
Date: February 8, 2001
PERMIT NUMBER: P 5305
The Association of Professional Engineers, Geologists and Geophysicists of Alberta

Paddock Lindstrom & Associates Ltd.

[signature]

D.H. Marshall, P. Eng.
Vice-President

February 8, 2001

Progress Energy Ltd.
1110, 520 – 5th Avenue SW
Calgary, Alberta
T2P 3R7

Attention: Mr. Kenneth J. Bowie
President & Chief Executive Officer

Re: Constant Dollar Evaluation of Certain Oil and Gas Properties of Progress Energy Ltd.

Dear Sir:

As requested, a constant dollar evaluation has been made of certain oil and gas properties of Progress Energy Ltd. The effective date of the reserve estimates and cash flow forecasts presented in this report is January 1, 2001.

The following table is a summary of the Company's gross and net share of reserves as well as the future cash flow before income tax, undiscounted and discounted at 10, 15, and 20 percent per annum. The cash flow shown below *does not* include the Alberta Royalty Tax Credit (ARTC).

Reserves Category	Oil		Sales Gas		NGL		Present Value Cash Flow			
	Gross (MStb)	Net (MStb)	Gross (MMcf)	Net (MMcf)	Gross (MStb)	Net (MStb)	0% (M$)	10% (M$)	15% (M$)	20% (M$)
Proved Producing	3,873.4	3,344.3	16,077.1	12,253.0	70.4	49.2	240,306.0	146,232.1	123,677.4	107,767.3
Proved Non-Producing	397.8	343.5	4,928.5	3,967.2	53.7	37.2	57,539.5	23,351.2	18,261.3	15,387.7
Proved Undeveloped	27.3	22.3	---	---	---	---	584.1	374.1	319.8	279.7
Total Proved	4,298.4	3,710.0	21,005.5	16,220.3	124.1	86.4	298,429.6	169,957.4	142,258.4	123,434.6
Probable Additional	1,221.8	1,043.7	5,913.1	4,457.7	22.9	15.9	79,919.5	48,627.5	40,669.6	34,857.5
Total Proved + Probable	5,520.2	4,753.6	26,918.6	20,677.9	147.1	102.3	378,349.1	218,584.8	182,928.1	158,292.0
50% Reduction for Risk	(610.9)	(521.8)	(2,956.5)	(2,228.8)	(11.5)	(7.9)	(39,959.8)	(24,313.7)	(20,334.8)	(17,428.7)
Risked Proved + Probable	4,909.3	4,231.8	23,962.1	18,449.1	135.6	94.3	338,389.4	194,271.1	162,593.2	140,863.3

NOTE: Values in this and the following tables may not add due to rounding.

The following table is a summary of the Company's gross and net reserves as well as the future cash flow *including* the ARTC.

Reserves Category	Oil		Sales Gas		NGL		Present Value Cash Flow			
	Gross (MStb)	Net (MStb)	Gross (MMcf)	Net (MMcf)	Gross (MStb)	Net (MStb)	0% (M$)	10% (M$)	15% (M$)	20% (M$)
Proved Producing	3,873.4	3,344.3	16,077.1	12,253.0	70.4	49.2	244,229.4	148,542.8	125,562.5	109,344.8
Proved Non-Producing	397.8	343.5	4,928.5	3,967.2	53.7	37.2	58,332.0	23,528.2	18,361.0	15,450.0
Proved Undeveloped	27.3	22.3	---	---	---	---	584.1	374.1	319.8	279.7
Total Proved	4,298.4	3,710.0	21,005.5	16,220.3	124.1	86.4	303,145.5	172,445.1	144,243.2	125,074.4
Probable Additional	1,221.8	1,043.7	5,913.1	4,457.7	22.9	15.9	80,218.3	48,724.6	40,739.7	34,909.7
Total Proved + Probable	5,520.2	4,753.6	26,918.6	20,677.9	147.1	102.3	383,363.8	221,169.6	184,983.0	159,984.0
50% Reduction for Risk	(610.9)	(521.8)	(2,956.5)	(2,228.8)	(11.5)	(7.9)	(40,109.2)	(24,362.3)	(20,369.9)	(17,454.8)
Risked Proved + Probable	4,909.3	4,231.8	23,962.1	18,449.1	135.6	94.3	343,254.7	196,807.4	164,613.1	142,529.2

The reserves and present values detailed on a well basis are shown on Tables 2-A through 5-A for the respective reserve categories. The Total Company production and revenue forecasts, *before* ARTC, are included on Tables 2-B through 5-B, respectively, and *including* ARTC on Tables 2-D through 5-D.

Alberta Royalty Tax Credit

The Alberta Royalty Tax Credit (ARTC) is a program designed to stimulate the activity of the petroleum industry through a rebate on Provincial Crown Royalties. Effective January 1, 1995, the rebate varies from a maximum of 75 percent of $2.0 MM when the reference price is below $100 per M3 to a minimum of 25 percent of $2.0 MM when the reference price is above $210 per M3. The Royalty Tax Credit Reference Price is a weighted average blended price of the non-heavy oil, heavy oil, and gas par prices. Any future changes in ARTC policy will be announced three years in advance of the effective date of the change. For this report, it has been assumed the Company will receive no ARTC credits for the year 2001. Thereafter, it was assumed that the credit would be extended indefinitely. The ARTC revenue stream for each of the reserve categories is detailed separately on Tables 2-C through 5-C of this report while the present value of the ARTC is shown on the following table:

Reserves Category	Present Value ARTC			
	0% (M$)	10% (M$)	15% (M$)	20% (M$)
Proved Producing	3,923.4	2,310.7	1,885.1	1,577.5
Proved Non-Producing	792.5	177.0	99.7	62.3
Proved Undeveloped	---	---	---	---
Total Proved	4,715.9	2,487.7	1,984.8	1,639.8
Probable Additional	298.8	97.1	70.1	52.2
Total Proved + Probable	5,014.7	2,584.8	2,054.9	1,692.0
50% Reduction for Risk	(149.4)	(48.6)	(35.1)	(26.1)
Risked Proved + Probable	4,865.3	2,536.3	2,019.8	1,665.9

Oil & Natural Gas Price Forecast

The revenue forecasts presented in this report are based on constant dollar economics. Oil and gas prices used in generating the revenue forecasts are based on the following prices:

Company Average December 2000 Oil Price	$38.97/bbl
Company Average December 2000 Gas Price	$12.56/Mcf
Posted Edmonton Average December 2000 Condensate Price	$48.64/bbl
Posted Edmonton Average December 2000 Propane Price	$46.76/bbl
Posted Edmonton Average December 2000 Butane Price	$44.64/bbl

These prices have been held constant for the forecast period. No escalations have been applied to future operating and capital costs throughout the forecast period.

Reserve Categories

In this report, gross reserves are defined as the total remaining recoverable reserves owned by the Company before deduction of any royalties. Net reserves are defined as those accruing to the Company after all interests owned by others including Crown and Freehold royalties have been deducted. Natural gas reserves are reported at a base pressure of 14.65 psia and a base temperature of 60 degrees Fahrenheit. The reserve category definitions utilized in this report are outlined in National Policy No. 2B of the Ontario Securities Commission's "Guide for Engineers and Geologists Submitting Oil and Gas Reports to Canadian Provincial Securities Administrators".

Crude Oil: A mixture, consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas.

Natural Gas: The lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions is essentially a gas, but which may contain liquids. The natural gas reserve estimates are reported on a marketable basis, that is the gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel.

Natural Gas Liquids: Those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers, or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes, and pentanes plus, or a combination thereof.

Proved Reserves: Those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

Proved Producing Reserves: Those proved reserves that are actually on production or, if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments.

Proved Non-Producing Reserves: Those proved reserves that are not currently producing either due to lack of facilities and/or markets.

Proved Undeveloped Reserves: These are proved reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units, which are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

Probable Additional Reserves: Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

The production and revenue forecasts for each property and the Corporate cash flow summaries have not been adjusted for risk. At the request of the Company, abandonment costs have not been included in this report. The present worth of estimated future cash flows contained in this report may not necessarily reflect the fair market value of the reserves.

The oil and gas reserves calculations and income projections upon which this report is based, were determined in accordance with generally accepted evaluation practices.

The extent and character of ownership and all factual data supplied by the Company were accepted as presented. A field inspection was not considered necessary by Paddock Lindstrom & Associates Ltd. This report has been prepared for the exclusive use of Progress Energy Ltd. and no part thereof should be reproduced, distributed, or made available to any other person, company, regulatory body, or organization without the complete context of the report and the knowledge and consent of Paddock Lindstrom & Associates Ltd.

If you should have any questions related to this report, please contact our office at your convenience.

Yours very truly,

Paddock Lindstrom & Associates Ltd.

D.H. Marshall, P. Eng.
Vice-President

File: 2000-02648
:mdd
F:\PROGRESS\WP\GEN\CON-LET

CERTIFICATION OF QUALIFICATION

I, Donald H. Marshall, Petroleum Engineer, of Suite 2000 Monenco Place, 801 Sixth Avenue S.W., Calgary, Alberta, Canada, hereby certify:

1. That I am a Senior Reservoir Engineer employed by Paddock Lindstrom & Associates Ltd., which Company did prepare a constant dollar evaluation of certain oil and gas properties of Progress Energy Ltd. during the months of December 2000 and January 2001.

2. That neither I, Paddock Lindstrom & Associates Ltd., nor its other officers or directors, have any direct or indirect interest, nor do they expect to receive any direct or indirect interest in the properties or in any securities of Progress Energy Ltd.

3. That I attended Nova Scotia Technical College and Dalhousie University in the years of 1967-72 and that I graduated with a Bachelor of Engineering Degree in Industrial Engineering, that I am a registered Professional Engineer in the Province of Alberta and that I have in excess of twenty-nine years experience in petroleum engineering and that my experience extends throughout Canada, the United States, and overseas.

4. That a personal field inspection of the properties was not made, however, such an inspection was not considered necessary in view of the nature of the information available on the areas studied; and that the basic data employed in preparing the said report were obtained from the files of Progress Energy Ltd. and our own files.

D.H. Marshall, P. Eng.

INDEPENDENT PETROLEUM ENGINEERS CONSENT

The undersigned firm of Independent Petroleum Engineers, of Calgary, Alberta, Canada, knows that it is named as having prepared a constant dollar evaluation dated February 8, 2001 of certain oil and gas properties of Progress Energy Ltd., and hereby gives its consent to the use of its name and to the use of the said estimates.

PERMIT TO PRACTICE
PADDOCK LINDSTROM & ASSOCIATES LTD.
Signature: [signature]
Date: February 8, 2001
PERMIT NUMBER: P 5305
The Association of Professional Engineers, Geologists and Geophysicists of Alberta

Paddock Lindstrom & Associates Ltd.

[signature]

D.H. Marshall, P. Eng.
Vice-President

BC FORM 51-901F

ISSUER DETAILS NAME OF ISSUER PROGRESS ENERGY LTD.	FOR QUARTER ENDED 01/09/30	DATE OF REPORT YY / MM / DD 01/11/29
ISSUER ADDRESS 1110, 520 – 5 AVENUE SW		
CITY / PROVINCE / POSTAL CODE CALGARY / ALBERTA / T2P 3R7	ISSUER FAX NO. (403) 216-2514	ISSUER TELEPHONE NO. (403) 216-2510
CONTACT NAME BILL LEWINGTON	CONTACT POSITION CONTROLLER	CONTACT TELEPHONE NO. (403)216-2510 X106
CONTACT EMAIL ADDRESS BLEWINGTON@PROGRESSENERGY.COM	WEB SITE ADDRESS WWW.PROGRESSENERGY.COM	

CERTIFICATE
The one schedule required to complete this Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
(Signed) *"David D. Johnson"*	DAVID D. JOHNSON	01 / 11 / 29
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
(Signed) *"Gary E. Perron"*	GARY E. PERRON	01 / 11 / 29

BC FORM 51-901F - SCHEDULE A: FINANCIAL STATEMENTS

BALANCE SHEETS

($000s)	September 30, 2001	December 31, 2000
ASSETS	**(Unaudited)**	
Current		
Cash and short-term investments	**$ -**	$ 68
Accounts receivable	**9,330**	7,818
Deposits and prepaids	**1,754**	493
	11,084	8,379
Property, plant and equipment	**67,305**	56,946
Total assets	**$ 78,389**	$ 65,325
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**$ 10,147**	$ 11,820
Income and other taxes payable	**1,052**	2,076
	11,199	13,896
Long-term debt (Note 2)	**25,986**	16,409
Site restoration and abandonment	**1,413**	847
Future income taxes	**11,436**	10,373
	50,034	41,525
SHAREHOLDERS' EQUITY		
Share capital (Note 3)	**16,454**	17,156
Retained earnings	**11,901**	6,644
	28,355	23,800
Total liabilities and shareholders' equity	**$ 78,389**	$ 65,325

Subsequent events (Note 5)
See accompanying notes to the financial statements

BC FORM 51-901F - SCHEDULE A: FINANCIAL STATEMENTS (CONTINUED)

STATEMENTS OF EARNINGS AND RETAINED EARNINGS

($000s, except per share amounts) (Unaudited)	Three months ended September 30,		Nine months ended September 30,	
	2001	2000	**2001**	2000
REVENUES				
Petroleum and natural gas	**$ 7,457**	$ 7,954	**$ 27,078**	$ 20,104
Royalties	**(1,143)**	(1,853)	**(5,231)**	(4,577)
	6,314	6,101	**21,847**	15,527
EXPENSES				
Operating	**1,314**	1,043	**3,716**	3,055
General and administrative	**302**	149	**569**	458
Interest	**361**	300	**975**	667
Depletion and depreciation	**2,560**	1,610	**6,799**	4,336
	4,537	3,102	**12,059**	8,516
Earnings before taxes	**1,777**	2,999	**9,788**	7,011
TAXES				
Capital taxes	**140**	152	**357**	370
Current income taxes	**243**	586	**2,222**	586
Future income taxes	**333**	627	**1,063**	2,365
	716	1,365	**3,642**	3,321
Net earnings	**1,061**	1,634	**6,146**	3,690
Retained earnings, beginning of period	**11,492**	3,050	**6,644**	1,399
Redemption of shares	**(652)**	(152)	**(889)**	(557)
Retained earnings, end of period	**$ 11,901**	$ 4,532	**$ 11,901**	$ 4,532
Net earnings per share (Note 3)				
Basic	**$ 0.06**	$ 0.08	**$ 0.34**	$ 0.18
Diluted	**$ 0.06**	$ 0.08	**$ 0.33**	$ 0.18

See accompanying notes to the financial statements

SCHEDULE A: FINANCIAL STATEMENTS (CONTINUED)

STATEMENTS OF CASH FLOWS

($000s, except per share amounts) (Unaudited)	Three months ended September 30, 2001	Three months ended September 30, 2000	Nine months ended September 30, 2001	Nine months ended September 30, 2000
Cash provided by (used in):				
Operations				
Net earnings	$ 1,061	$ 1,634	$ 6,146	$ 3,690
Depletion and depreciation	2,560	1,610	6,799	4,336
Future income taxes	333	627	1,063	2,365
Cash provided by operations	3,954	3,871	14,008	10,391
Changes in non-cash working capital (Note 4)	6,983	1,070	(5,470)	(2,277)
	10,937	4,941	8,538	8,114
Financing				
Increase (decrease) in long-term debt	(2,817)	918	9,577	6,521
Issue of shares, net of share issue costs	5	45	5	301
Redemption of shares	(1,256)	(226)	(1,596)	(868)
	(4,068)	737	7,986	5,954
Investing				
Capital asset additions	(6,869)	(5,678)	(16,592)	(14,068)
Increase (decrease) in cash	-	-	(68)	-
Cash and short term investments, beginning of period	-	-	68	-
Cash and short term investments, end of period	$ -	$ -	$ -	$ -
Cash flow from operations per share (Note 3)				
Basic	$ 0.22	$ 0.19	$ 0.78	$ 0.52
Diluted	$ 0.22	$ 0.19	$ 0.75	$ 0.50

See accompanying notes to the financial statements

NOTES TO FINANCIAL STATEMENTS

1. **ACCOUNTING POLICIES**

The interim financial statements of Progress Energy Ltd. (the "Company") have been prepared following the same accounting policies and methods of computation as the financial statements of the Company for the year ended December 31, 2000. The disclosures provided below are incremental to those included with and annual financial statements and certain disclosures, which are normally required to be included in the notes to the annual financial statements, have been condensed or omitted. The interim financial statements should be read in conjunction with the financial statements and notes thereto in the Company's annual report for the year ended December 31, 2000.

2. LONG TERM DEBT

($000s)	September 30, 2001	December 31, 2000
Direct advances	$ 1,581	$ -
Banker's acceptances	24,405	16,409
Total long-term debt	**$ 25,986**	$ 16,409

Upon completion of the annual review of the Company's lending facility by its banker, the Company's demand/revolving line of credit was increased to $35 million from $25 million in May, 2001.

3. SHARE CAPITAL

	Number	Amount ($000s)
Common Shares		
Balance at December 31, 2000	15,028,700	$ 10,673
Conversion of class B shares	3,018,600	6,483
Issued on exercise of stock options	2,500	5
Redemption of shares	(556,100)	(707)
Balance at September 30, 2001	17,493,700	$ 16,454
Class B Shares		
Balance at December 31, 2000	1,170,000	$ 6,483
Conversion to common shares	(1,170,000)	(6,483)
Balance at September 30, 2001	-	$ -
Total capital stock		$ 16,454

a) Issue and redemption/cancellation of shares

On July 6, 2001, the Company exercised its option to convert the issued and outstanding class B shares of the Company into common shares. As a result of the conversion, 2.58 common shares were issued for each issued and outstanding class B share. The conversion resulted in the issuance of 3,018,600 common shares for all the issued and outstanding class B shares of the Company.

During the period from January 1, 2001 to September 30, 2001, the Company purchased and cancelled 556,100 common shares for a total consideration of $1.6 million under the normal course issuer bids (the "Issuer Bid"). On March 29, 2001, one issuer bid expired and in July, the Company received approval from the Canadian Venture Exchange to commence a new Issuer Bid. The Issuer Bid commenced July 17, 2001 and expires July 17, 2002 and the Company can purchase up to 896,395 common shares. Of the 556,100 common shares purchased and cancelled, 436,700 were purchased and cancelled under the new Issuer Bid

During the three months ended September 30, 2001, 2,500 common shares were issued on the exercise of stock options by employees and directors of the Company. Total consideration was $4,675.

BC FORM 51-901F - SCHEDULE A: FINANCIAL STATEMENTS (CONTINUED)

b) Stock options

The following table sets forth a reconciliation of stock options granted, exercised and cancelled:

	Number of Options	Weighted average exercise price	Number exercisable at period-end	Weighted average exercise price
Balance, December 31, 2000	1,356,250	$ 1.55	471,563	$ 1.06
Granted	137,000	2.81		
Exercised	(2,500)	1.87		
Balance, September 30, 2001	1,490,750	$ 1.67	1,045,000	$ 1.49

c) Earning and cash flow per share

Weighted average number of common shares outstanding (basic and diluted) for the three and nine month periods ended September 30, 2001 was calculated using a conversion ratio of 2.58 common shares for each class B share. This was the actual ratio applied to the class B shares upon their conversion to common shares on July 6, 2001 (see Note 3).

Weighted average number of common shares outstanding (basic) for the three and nine month periods ended September 30, 2000 was calculated using the September 30, 2000 closing trading price of $2.40 per common share to determine the ratio for converting the class B share into common shares. The year to date average trading price of $2.36 per common share was used to determine the ratio for converting the class B shares into common shares for the diluted weighted average number of common shares outstanding.

For the nine month period ended September 30, 2001 the weighted average number of shares outstanding basic was 17,876,485 (September 30, 2000 – 19,939,774) and diluted was 18,586,494 (September 30, 2000 – 20,636,355). For the three month period ended September 30, 2001 the weighted average number of shares outstanding basic was 17,733,636 (September 30, 2000 – 19,945,702) and diluted was 18,367,911 (September 30, 2000 – 20,592,639).

4. SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in non-cash working capital

($000s)	Three months ended September 30,		Nine months ended September 30,	
	2001	2000	**2001**	2000
Accounts receivable	**4,472**	392	**(1,512)**	(3,751)
Deposits and prepaids	**(1,324)**	(37)	**(1,261)**	(198)
Accounts payables, accrued liabilities and taxes	**3,835**	715	**(2,697)**	1,672
	6,983	1,070	**(5,470)**	(2,277)

b) Cash interest and taxes paid

($000s)	Three months ended September 30,		Nine months ended September 30,	
	2001	2000	**2001**	2000
Cash interest paid	**310**	325	**913**	663
Cash income and other taxes paid	**484**	84	**3,603**	279

5. SUBSEQUENT EVENTS

On November 6, 2001, the Company announced that it was in the process of completing a private placement to new members of the Company's management team consisting of 553,498 common units at $2.43 per unit and 700,000 flow-through common units at $2.65 per unit. Each common unit and flow-through common unit consisted of one common share and one common share warrant. Each warrant will be exercisable for one common share at $2.65 per share starting one year after closing of the private placement and for a period of three years following the closing. Closing of the private placement was November 20 2001.

On November 15, 2001, the Company announced that it had entered into a private placement common share financing through a syndicate of Canadian underwriters to issue 3,000,000 common shares at a price of $3.55 per share for total gross proceeds of $10.7 million. The private placement financing is scheduled to close on December 3, 2001.



[LEVERAGING TECHNOLOGY, FINANCIAL CONTROL AND EXPLORATION TALENT]

THIRD QUARTER INTERIM REPORT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

PROGRESS ENERGY

[THIRD QUARTER CORPORATE HIGHLIGHTS]

- Oil and liquids production increased by 34 percent to 1,831 bbl per day and natural gas production increased by 28 percent to 7,949 mcf per day during the third quarter.
- Two acquisitions at Steelman in Southeast Saskatchewan, which increased our working interest to 91 percent, were completed at a cost of $1.3 million.
- Subsequent to the quarter end Progress announced new management team as well as two private placement financings totaling $13.8 million.

	Three months ended Sept. 30,			Nine months ended Sept. 30,		
	2001	2000	% Change	**2001**	2000	% Change
FINANCIAL						
($000s except per share amounts)						
Gross revenue	**7,457**	7,954	(6%)	**27,078**	20,104	35%
Cash flow from operations	**3,954**	3,871	2%	**14,008**	10,391	35%
Basic per share	**0.22**	0.19	16%	**0.78**	0.52	50%
Diluted per share	**0.22**	0.19	16%	**0.75**	0.50	50%
Net earnings	**1,061**	1,634	(35%)	**6,146**	3,690	67%
Basic per share	**0.06**	0.08	(25%)	**0.34**	0.18	89%
Diluted per share	**0.06**	0.08	(25%)	**0.33**	0.18	83%
Capital expenditures, net	**6,869**	5,678	21%	**16,592**	14,068	18%
OPERATIONS						
Production						
Crude oil and liquids (bbls/d)	**1,831**	1,363	34%	**1,818**	1,258	45%
Natural gas (mcf/d)	**7,949**	6,189	28%	**6,785**	6,013	13%
Total production (boe/d @ 6:1 conversion)	**3,156**	2,394	32%	**2,949**	2,260	30%
Average sales price						
Crude oil and liquids ($/bbls)	**32.25**	42.49	(24%)	**35.09**	39.08	(10%)
Natural gas ($/mcf)	**2.77**	4.61	(40%)	**5.22**	4.03	30%
Netback per boe (6:1 conversion)						
Petroleum and natural gas sales	**25.68**	36.10	(29%)	**33.64**	32.46	4%
Royalties	**3.93**	8.41	(53%)	**6.50**	7.39	(12%)
Operating expenses	**4.53**	4.73	(4%)	**4.62**	4.93	(6%)
Operating netback	**17.22**	22.96	(25%)	**22.52**	20.14	12%

[PRESIDENT'S MESSAGE]

NEW MANAGEMENT TEAM AND BOARD OF DIRECTORS CHANGES

On November 7, 2001 Progress announced the creation of a new management team. This management team consists of new members Mr. David D. Johnson as President and Chief Executive Officer, Mr. Steven A. Allaire as Vice President Finance and Chief Financial Officer and Mr. Michael R. Culbert as Vice President Marketing and Business Development. They join existing members including Mr. John D. Keating Vice President Exploration, Mr. Edward J. Kalthoff Vice President Land and Mr. William J. Lewington Controller.

Mssrs. Johnson, Allaire and Culbert were previously key members of the executive team responsible for building Encal Energy Ltd. into a senior producer listed on both the TSE and NYSE. Encal was well known for its efficient and consistent growth for more than a decade. Encal was sold to Calpine Corporation in April, 2001 for $1.8 billion.

David Johnson was employed by Encal or its predecessor as President & CEO from 1987 to 2001 and was most recently the President of Calpine Canada. Mr. Johnson is a professional engineer with more than 25 years' experience.

Steven Allaire is a member of the Institute of Chartered Accounts of Alberta with more than twenty years in the industry. He was with Encal and its predecessor for more than 14 years and was Vice President, CFO and Corporate Secretary from 1993 to 2001. Mr. Allaire was most recently an executive with Calpine Canada.

Michael Culbert has twenty years experience in the oil and gas industry, the last six years with Encal in the role of Vice President of Marketing and Business Development. Most recently, he was a member of the executive team of Calpine Canada. Mr. Culbert holds a Bachelor of Science degree, Business Administration.

John Keating, Vice President Exploration is a co-founder of Progress and has led its exploration initiatives that have been instrumental in the Company's growth. Mr. Keating has 22 years of experience in the industry in various exploration roles. Prior to joining Progress he was Chief Geologist for Resman Oil and Gas Ltd. Mr. Keating is a professional geologist and holds a Bachelor of Science degree in Geology.

Edward Kalthoff, Vice President Land, has over 20 years of experience in the oil and gas industry in increasing senior capacity. Prior to joining Progress he was Manager, Southern Alberta Land Group & New Ventures at Ulster Petroleum Ltd. between 1999 to 2000, President of Echelon Energy Inc. between 1997 and 1999 and Vice President, Land at Grad & Walker Energy Corporation between 1996 and 1997. Mr. Kalthoff is a P.Land and has a Bachelor of Commerce degree.

William Lewington, Controller has held various senior accounting positions in the oil and gas industry over the past 20 years. Mr. Lewington is a member of the Society of Management Accountants of Alberta. Prior to joining Progress he was Operations Accounting Supervisor at Penn West Petroleum Ltd.

Other senior professionals at Progress include John Andersen – Exploration Manager North; Dave Christie – Exploration Manager South; Stan Prenioslo – Exploration Manager Saskatchewan; Jeff Screen – Operations Manager; Rick Bawol – Manager Exploitation and Kathleen Fox – Business Development Manager.

Progress has also reconstituted the Board of Directors. Mr. John D. Keating and Mr. Kenneth J. Bowie have resigned their positions on the Board of Directors and Mr. David D. Johnson has been appointed to the Board. The Board of Directors would like to thank Mr. Bowie and Mr. Keating for their valuable contribution to the Board. Mr. Bowie is also resigning his position as President and Chief Executive Officer. The Board of Directors would like to thank Mr. Bowie for his dedication and effort in building Progress to its current level.

FINANCINGS

In conjunction with the hiring of the new members of the management team on November 7, the Company completed a $3.2 million private placement to the new members of the management team consisting of 553,498 common units at a price of $2.43 per share and 700,000 flow-through common shares at $2.65 per share. These common and flow-through units will each consist of one common share and one common share warrant. Each warrant will be exercisable for one common share at $2.65 per share after one year and for a period of three years after the date of issue. This transaction closed on November 20, 2001

On November 15, 2001 Progress Energy announced that it has entered into a common share financing, on a bought deal basis, through a syndicate of Canadian underwriters led by Peters & Co. Limited, and including FirstEnergy Capital Corp. and Yorkton Securities Inc. Progress will issue 3,000,000 common shares at a price of $3.55 for total gross proceeds of $10,650,000 by way of private placement exemptions from prospectus requirements. The private placement financing is scheduled to close on December 3, 2001, and is subject to regulatory approval and completion of definitive documentation. The net proceeds of the offering will be used initially to reduce bank indebtedness.

FINANCIAL REVIEW

Progress Energy continued to demonstrate strong performance in the third quarter despite weakening oil and gas prices. Price decreases were significantly offset by increases in both oil and liquids and natural gas production. Oil and liquid production for the third quarter averaged 1,831 bbls per days, up 34 percent from 1,363 bbls per day, while natural gas production increased to 7,949 mcf per day, up 28 percent from 6,189 mcf per day.

Revenues decreased 6 percent to $7.5 million from $8.0 million, while cash flow increased 2 percent to $4.0 million from $3.9 million. Net earnings decreased 35 percent to $1.1 million from $1.6 million. On a per share basis, basic cash flow for the third quarter increased 16 percent to $0.22 per share from $0.19 per share. Diluted cash flow per share increased 11 percent to $0.21 per share from $0.19 per share.

Capital expenditures for the third quarter increased 21 percent to $6.9 million from $5.7 million. Progress Energy's total debt at the end of the quarter was $26.1 million, or approximately 1.7 times our annualized third quarter cash flow.

Effective July 6, 2001, Progress exercised its option to convert all the issued and outstanding class B shares to common shares. Class B shareholders received 2.58 common shares for each issued and outstanding class B share. The conversion resulted in the issuance of 3,018,600 common shares and the cancellation of all the issued and outstanding class B shares.

In July, Progress received approval from the Canadian Venture Exchange to make a normal course issuer bid to acquire a maximum of 896,395 common shares over the course of the next twelve months. Purchases under the bid were eligible to commence July 19, 2001. During the quarter, Progress purchased 436,700 shares. As at November 2001 the issued and outstanding common shares in the Company were 18,887,398. The Company also has options outstanding of 2,165,765 and warrants outstanding of 1,253,498 as at November 20, 2001.

OPERATIONS REVIEW

Milo, British Columbia

The Milo area continues to perform as expected with strong production from both Milo and Milo West. Net gas sales for the third quarter averaged approximately 4.7 mmcf per day.

During the upcoming winter drilling season, Progress will drill one new well at Milo and a follow-up well at Milo West. Progress will continue with upgrading and expansion of its gathering system to handle the higher production rates, however it will not proceed with the planned construction of gas processing facilities. The processing plant is no longer required as firm processing capacity and favorable processing rates were secured at the Fort Nelson gas plant.

Two Creek, Alberta

During the third quarter, Progress successfully drilled and placed on production one (0.8 net) horizontal well at Two Creek that is capable of production in excess of 100 bbls per day. A second well in the Kaybob area was cased as a potential oil well late in the quarter and is currently waiting on completion. Oil and liquids production for the quarter increased to 1,040 (832 net) bbls per day with gas production increasing to 2.6 (2.1 net) mmcf per day. Two additional horizontal wells are currently being drilled at Two Creek. In September, Progress received offer acceptance to acquire the remaining 20 percent working interest at Two Creek. This acquisition will add oil production of over 200 bbls per day and natural gas production of approximately 0.5 mmcf per day. The acquisition cost is approximately $5.4 million, net of adjustments. This transaction closed in October.

Southeast Saskatchewan/Manitoba

Progress completed two acquisitions at Steelman Unit No. 7 in July and August for approximately $1.3 million to increase its working interest from 46 percent to 91 percent. Also during the quarter, Progress drilled seven wells in Southeast Saskatchewan – three are on production at total production rates of 90 bbls per day of crude oil, three are cased as potential oil wells waiting on completion and one well is suspended. Progress has an average working interest of 66% in these wells at Clarilaw and Bellgarde. Production, net to Progress, averaged approximately 1,070 bbls per day from the Southeast Saskatchewan/Manitoba core area during the third quarter.

OUTLOOK

The recently announced new management team is excited, motivated and looking forward to the opportunities which lay ahead. Progress has built a quality asset base over the past four years in an efficient manner which has positioned the Company for growth. We will use this platform to grow from. Looking forward our focus will be cost efficiency, related not only to operating costs but also reserve and production replacement costs.

It would appear that both natural gas and crude oil prices will be under pressure during at least a portion of 2002. This environment spells opportunity for Progress. History has demonstrated that assets acquired during the low price cycles yield favorable life cycle returns for the purchaser.

Progress will endeavour to build a balanced portfolio of crude oil and natural gas properties with exploration and exploitation opportunities. We will leverage our current assets and technical expertise to build strong operating districts which we can dominate. We will remain opportunity driven and will compliment these properties with strategic acquisitions.

Our goal is to build a high quality oil and gas company with a strong team of employees that will build value for all stakeholders.

On behalf of the Board of Directors,

"Signed"

David D. Johnson
President and C.E.O.
November 20, 2001

[MANAGEMENT'S DISCUSSION AND ANALYSIS]

Management's discussion and analysis (the "MD&A") should be read in conjunction with the unaudited interim financial statements for the three and nine month periods ended September 30, 2001 and September 30, 2000 and the audited financial statements and MD&A for the year ended December 31, 2000.

For the purposes of this discussion, natural gas has been converted to an oil equivalent on a 6:1 basis for all barrel of oil equivalent ("boe") calculations.

PRODUCTION AND REVENUES

During the nine months ended September 30, 2001, oil and liquids production increased to 1,818 bbls per day from 1,258 for the same period in 2000. Natural gas production increased to 6,785 mcf per day from 6,013 for the respective periods. For the three months ended September 30, 2001, oil and liquids production increased to 1,831 bbls per day from 1,363 bbls per day for the same period in 2000. Natural gas production increased to 7,949 mcf per day from 6,189 mcf per for the respective periods. Year-to-date and quarterly increases are attributed mainly to new oil production from the Two Creek and Southeast Saskatchewan (Clarilaw and Steelman) core areas and new gas production from the Milo and Two Creek core areas.

For the nine months ended September 30, 2001, revenues increased to $27.1 million from $20.1 million for the same period in 2000. The year-to-date revenue increase is attributed mainly to the increase in oil, liquids and natural gas production. Revenues decreased to $7.5 million in the third quarter of 2001 from $8.0 million in the third quarter of 2000. The decrease resulted mainly from lower commodity prices received for oil, liquids and natural gas production. However the decrease in prices was partially offset by the increase in production.

ROYALTIES

Royalties, net of Alberta Royalty Tax Credit (ARTC), increased to $5.2 million for the first nine months of 2001 from $4.6 million for the same period in 2000. The year-to-date increase was the result of higher production and the higher commodity prices received during the first half of the year. The increase was partially offset by Alberta Royalty Tax Credit. For the three months ended September 30, 2001, royalties decreased to $1.1 million from $1.9 million for the same period in 2000. The decrease during the third quarter was attributed mainly to inclusion of ARTC and lower commodity prices. Prior to 2001, the Company was not eligible for ARTC as it was deemed to be an associated corporation as a result of the ownership of a former majority shareholder in the Company. On a boe basis, year-to-date royalties decreased to $6.50 from $7.39 while third quarter royalties decreased to $3.93 from $8.41.

OPERATING EXPENSES

Operating expenses increased to $3.7 million in the first nine months of 2001 from $3.1 million during the same period in 2000. For the third quarter of 2001, operating expenses increased to $1.3 million from $1.0 million. On a boe basis, year-to-date operating expenses decreased to $4.62 from $4.93 and third quarter operating expenses decreased to $4.53 from $4.73. The decrease on a per unit basis was the result of higher production for the year-to-date and the third quarter of 2001.

GENERAL AND ADMINISTRATIVE EXPENSES (G&A)

For the nine months ended September 30, 2001 G&A increased to $0.60 million from $0.46 million for 2000. For the three months ended September 30, 2001 G&A increased to $0.30 million from $0.15 million in 2000. The increases in G&A are attributed to higher staffing costs as a result of the increased size of the Company, and certain non-recurring charges incurred during the third quarter. However the increases were partially offset by higher overhead recoveries that resulted from Company-operated drilling and construction activity during the first four months of 2001. On a boe basis, G&A for the year-to-date decreased to $0.71 from $0.74 while G&A for the third quarter increased to $1.04 from $0.67.

INTEREST EXPENSE

Interest expense increased during the first nine months of 2001 to $1.0 million from $0.7 million for the same period in 2000. Interest expense also increased during the third quarter of 2001 to $0.4 million from $0.3 million in 2000. The increases for the year-to-date and the quarter were the result of higher debt. On a boe basis, interest expense

INCOME AND CAPITAL TAXES

During the first nine months of 2001, capital taxes were $0.36 million versus $0.37 million for the first nine months of 2000. Capital taxes for the third quarter of 2001 decreased slightly to $0.14 million from $0.15 million. The decreases are due mainly to lower federal large corporation tax that resulted from the Company being disassociated, for tax purposes, with a former majority shareholder in 2001.

For the nine months ended September 30, 2001, current and future income taxes increased to $3.3 million from $3.0 million. The increase for the year-to-date is attributed to the Company's higher pre-tax earnings. For the three months ended September 30, 2001, current and future income taxes decreased to $0.6 million from $1.2 million in 2000. This decrease for the third quarter is attributed to the Company's lower pre-tax earnings that has resulted from falling commodity prices. Future income taxes for 2001 year-to-date reflects the Alberta tax rate decrease that took effect on April 1, 2001. Of the $3.3 million total income taxes for the first nine months of 2001, $2.2 million is classified as current income taxes.

DEPLETION AND DEPRECIATION

For the nine months ended September 30, 2001, depletion and depreciation (D&D) of capital assets and the provision for site restoration and abandonment (SR&A) increased to $6.8 million from $4.3 million for the same period in 2000. For the three months ended September 30, 2001, D&D and SR&A increased to $2.6 million from $1.6 million in 2000. On a boe basis D&D and SR&A increased to $8.82 from $7.31 for the year-to-date while for the third quarter, D&D and SR&A increased to $8.45 from $7.00. These increases resulted from the higher production during the year-to-date and the quarter and the increase in capital spending in 2001.

LIQUIDITY AND CAPITAL RESOURCES

Debt to cash flow ratio	Three months ended Sept. 30,		Nine months ended Sept. 30,	
	2001	2000	**2001**	2000
Working capital deficit (surplus) ($000s)	**115**	674	**115**	674
Long-term debt ($000s)	**25,986**	15,939	**25,986**	15,939
Total debt ($000s)	**26,101**	16,613	**26,101**	16,613
Cash flow from operations – annualized ($000s)	**15,816**	15,484	**18,677**	13,855
Debt to annualized cash flow	**1.7:1**	1.1:1	**1.4:1**	1.2:1

Capital program ($000s)	Three months ended Sept. 30,		Nine months ended Sept. 30,	
	2001	2000	**2001**	2000
Capital expenditures				
Land acquisitions and retention	**311**	108	**873**	802
Geological and geophysical	**178**	255	**1,049**	1,068
Drilling and completions	**3,705**	2,542	**9,726**	6,569
Equipping and facilities	**1,360**	35	**3,510**	3,447
Net property acquisitions	**1,315**	2,714	**1,426**	2,147
Other	**-**	24	**8**	35
	6,869	5,678	**16,592**	14,068
Funded by				
Cash flow from operations	**3,954**	3,871	**14,008**	10,391
Working capital	**6,983**	1,070	**(5,402)**	(2,277)
Long-term debt	**(2,817)**	918	**9,577**	6,521
Equity (net of share redemptions)	**(1,251)**	(181)	**(1,591)**	(567)
	6,869	5,678	**16,592**	14,068

BALANCE SHEETS

($000s)	Sept. 30, 2001	Dec. 31, 2000
ASSETS	(Unaudited)	
Current		
Cash and short-term investments	$ -	$ 68
Accounts receivable	9,330	7,818
Deposits and prepaids	1,754	493
	11,084	8,379
Property, plant and equipment	67,305	56,946
Total assets	$ 78,389	$ 65,325
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 10,147	$ 11,820
Income and other taxes payable	1,052	2,076
	11,199	13,896
Long-term debt (Note 2)	25,986	16,409
Site restoration and abandonment	1,413	847
Future income taxes	11,436	10,373
	50,034	41,525
SHAREHOLDERS' EQUITY		
Share capital (Note 3)	16,454	17,156
Retained earnings	11,901	6,644
	28,355	23,800
Total liabilities and shareholders' equity	$ 78,389	$ 65,325

Subsequent events (Note 5). See accompanying notes to the financial statements.

STATEMENTS OF EARNINGS AND RETAINED EARNINGS

($000s, except per share amounts) (Unaudited)	Three months ended Sept. 30,		Nine months ended Sept. 30,	
	2001	2000	2001	2000
REVENUES				
Petroleum and natural gas	$ 7,457	$ 7,954	$ 27,078	$ 20,104
Royalties	(1,143)	(1,853)	(5,231)	(4,577)
	6,314	6,101	21,847	15,527
EXPENSES				
Operating	1,314	1,043	3,716	3,055
General and administrative	302	149	569	458
Interest	361	300	975	667
Depletion and depreciation	2,560	1,610	6,799	4,336
	4,537	3,102	12,059	8,516
Earnings before taxes	1,777	2,999	9,788	7,011
TAXES				
Capital taxes	140	152	357	370
Current income taxes	243	586	2,222	586
Future income taxes	333	627	1,063	2,365
	716	1,365	3,642	3,321
Net earnings	1,061	1,634	6,146	3,690
Retained earnings, beginning of period	11,492	3,050	6,644	1,399
Redemption of shares	(652)	(152)	(889)	(557)
Retained earnings, end of period	$ 11,901	$ 4,532	$ 11,901	$ 4,532
Net earnings per share (Note 3)				
Basic	$ 0.06	$ 0.08	$ 0.34	$ 0.18
Diluted	$ 0.06	$ 0.08	$ 0.33	$ 0.18

See accompanying notes to the financial statements.

STATEMENTS OF CASH FLOWS

($000s, except per share amounts) (Unaudited)	Three months ended Sept. 30,		Nine months ended Sept. 30,	
	2001	2000	**2001**	2000
Cash provided by (used in):				
Operations				
Net earnings	**$ 1,061**	$ 1,634	**$ 6,146**	$ 3,690
Depletion and depreciation	**2,560**	1,610	**6,799**	4,336
Future income taxes	**333**	627	**1,063**	2,365
Cash provided by operations	**3,954**	3,871	**14,008**	10,391
Changes in non-cash working capital (Note 4)	**6,983**	1,070	**(5,470)**	(2,277)
	10,937	4,941	**8,538**	8,114
Financing				
Increase (decrease) in long-term debt	**(2,817)**	918	**9,577**	6,521
Issue of shares, net of share issue costs	**5**	45	**5**	301
Redemption of shares	**(1,256)**	(226)	**(1,596)**	(868)
	(4,068)	737	**7,986**	5,954
Investing				
Capital asset additions	**(6,869)**	(5,678)	**(16,592)**	(14,068)
Increase (decrease) in cash	**-**	-	**(68)**	-
Cash and short term investments, beginning of period	**-**	-	**68**	-
Cash and short term investments, end of period	**$ -**	$ -	**$ -**	$ -
Cash flow from operations per share (Note 3)				
Basic	**$ 0.22**	$ 0.19	**$ 0.78**	$ 0.52
Diluted	**$ 0.22**	$ 0.19	**$ 0.75**	$ 0.50

See accompanying notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

The interim financial statements of Progress Energy Ltd. (the "Company") have been prepared following the same accounting policies and methods of computation as the financial statements of the Company for the year ended December 31, 2000. The disclosures provided below are incremental to those included with and annual financial statements and certain disclosures, which are normally required to be included in the notes to the annual financial statements, have been condensed or omitted. The interim financial statements should be read in conjunction with the financial statements and notes thereto in the Company's annual report for the year ended December 31, 2000.

2. LONG-TERM DEBT

($000s)	**Sept. 30, 2001**	Dec. 31, 2000
Direct advances	**$ 1,581**	$ -
Banker's acceptances	**24,405**	16,409
Total long-term debt	**$ 25,986**	$ 16,409

Upon completion of the annual review of the Company's lending facility by its banker, the Company's demand/revolving line of credit was increased to $35 million from $25 million in May, 2001.

3. SHARE CAPITAL

	Number	Amount ($000s)
Common Shares		
Balance at December 31, 2000	15,028,700	$ 10,673
Conversion of class B shares	3,018,600	6,483
Issued on exercise of stock options	2,500	5
Redemption of shares	(556,100)	(707)
Balance at September 30, 2001	17,493,700	$ 16,454
Class B Shares		
Balance at December 31, 2000	1,170,000	$ 6,483
Conversion to common shares	(1,170,000)	(6,483)
Balance at September 30, 2001	–	$ –
Total capital stock		$ 16,454

a) Issue and redemption/cancellation of shares

On July 6, 2001, the Company exercised its option to convert the issued and outstanding class B shares of the Company into common shares. As a result of the conversion, 2.58 common shares were issued for each issued and outstanding class B share. The conversion resulted in the issuance of 3,018,600 common shares for all the issued and outstanding class B shares of the Company.

During the period from January 1, 2001 to September 30, 2001, the Company purchased and cancelled 556,100 common shares for a total consideration of $1.6 million under the normal course issuer bids (the "Issuer Bid"). On March 29, 2001, one issuer bid expired and in July, the Company received approval from the Canadian Venture Exchange to commence a new Issuer Bid. The Issuer Bid commenced July 17, 2001 and expires July 17, 2002 and the Company can purchase up to 896,395 common shares. Of the 556,100 common shares purchased and cancelled, 436,700 were purchased and cancelled under the new Issuer Bid.

During the three months ended September 30, 2001, 2,500 common shares were issued on the exercise of stock options by employees and directors of the Company. Total consideration was $4,675.

b) Stock options

The following table sets forth a reconciliation of stock options granted, exercised and cancelled:

	Number of Options	Weighted average exercise price	Number exercisable at period-end	Weighted average exercise price
Balance, December 31, 2000	1,356,250	$ 1.55	471,563	$ 1.06
Granted	137,000	2.81		
Exercised	(2,500)	1.87		
Balance, September 30, 2001	1,490,750	$ 1.67	1,045,000	$ 1.49

c) Earning and cash flow per share

Weighted average number of common shares outstanding (basic and diluted) for the three and nine month periods ended September 30, 2001 was calculated using a conversion ratio of 2.58 common shares for each class B share. This was the actual ratio applied to the class B shares upon their conversion to common shares on July 6, 2001 (see Note 3).

Weighted average number of common shares outstanding (basic) for the three and nine month periods ended September 30, 2000 was calculated using the September 30, 2000 closing trading price of $2.40 per common share to determine the ratio for converting the class B share into common shares. The year to date average trading price of $2.36 per common share was used to determine the ratio for converting the class B shares into common shares for the diluted weighted average number of common shares outstanding.

For the nine month period ended September 30, 2001 the weighted average number of shares outstanding basic was 17,876,485 (September 30, 2000 - 19,939,774) and diluted was 18,586,494 (September 30, 2000 - 20,636,355). For the three month period ended September 30, 2001 the weighted average number of shares outstanding basic was 17,733,636 (September 30, 2000 - 19,945,702) and diluted was 18,367,911 (September 30, 2000 - 20,592,639).

4. SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in non-cash working capital

($000s)	Three months ended Sept. 30,		Nine months ended Sept. 30,	
	2001	2000	**2001**	2000
Accounts receivable	**4,472**	392	**(1,512)**	(3,751)
Deposits and prepaids	**(1,324)**	(37)	**(1,261)**	(198)
Accounts payables, accrued liabilities and taxes	**3,835**	715	**(2,697)**	1,672
	6,983	1,070	**(5,470)**	(2,277)

b) Cash interest and taxes paid

($000s)	Three months ended Sept. 30,		Nine months ended Sept. 30,	
	2001	2000	**2001**	2000
Cash interest paid	**310**	325	**913**	663
Cash income and other taxes paid	**484**	84	**3,603**	279

5. SUBSEQUENT EVENTS

On November 6, 2001, the Company announced that it was in the process of completing a private placement to new members of the Company's management team consisting of 553,498 common units at $2.43 per unit and 700,000 flow-through common units at $2.65 per unit. Each common unit and flow-through common unit consisted of one common share and one common share warrant. Each warrant will be exercisable for one common share at $2.65 per share starting one year after closing of the private placement and for a period of three years following the closing. Closing of the private placement was November 20, 2001.

On November 15, 2001, the Company announced that it had entered into a private placement common share financing through a syndicate of Canadian underwriters to issue 3,000,000 common shares at a price of $3.55 per share for total gross proceeds of $10.7 million. The private placement financing is scheduled to close on December 3, 2001.

PROGRESS ENERGY

Suite 1110, 520 – 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Tel: (403) 216-2510
Fax: (403) 216-2514
Website: www.progressenergy.com

DIRECTORS

David D. Johnson
President and Chief Executive Officer
Progress Energy Ltd., Calgary, Alberta

John A. Brussa
Partner
Burnet, Duckworth and Palmer
Calgary, Alberta

Gary E. Perron
Vice President and Managing Director
BMO Nesbitt Burns, Calgary, Alberta

John M. Stewart
Vice Chairman
ARC Financial Corporation
Calgary, Alberta

Terry D. Svarich
President
Devsun Ltd.
Calgary, Alberta

OFFICERS

David D. Johnson
President and Chief Executive Officer

Steven A. Allaire
Vice President, Finance
and Chief Financial Officer

Micheal R. Culbert
Vice President, Marketing and
Business Development

Edward J. Kalthoff
Vice President, Land

John D. Keating
Vice President, Exploration

William J. Lewington
Controller

LEGAL COUNSEL

Burnet Duckworth & Palmer
Calgary, Alberta

AUDITORS

KPMG LLP
Calgary, Alberta

BANKER

Bank of Montreal
Calgary, Alberta

TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

STOCK EXCHANGE LISTING

The Canadian Venture Exchange
Symbols: PGX

INVESTOR RELATIONS CONTACT

David D. Johnson
President and Chief Executive Officer
Tel: (403) 216-2510, ext. 122
Email: djohnson@progressenergy.com

Steven A. Allaire
Vice President, Finance
and Chief Financial Officer
Tel: (403) 216-2510, ext. 121
Email: sallaire@progressenergy.com

BC FORM 51-901F

ISSUER DETAILS NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
PROGRESS ENERGY LTD.		01/09/30	01/11/29
ISSUER ADDRESS 1110, 520 – 5 AVENUE SW			
CITY / PROVINCE / POSTAL CODE CALGARY / ALBERTA / T2P 3R7		ISSUER FAX NO. (403) 216-2514	ISSUER TELEPHONE NO. (403) 216-2510
CONTACT NAME BILL LEWINGTON	CONTACT POSITION CONTROLLER		CONTACT TELEPHONE NO. (403)216-2510 X106
CONTACT EMAIL ADDRESS BLEWINGTON@PROGRESSENERGY.COM	WEB SITE ADDRESS WWW.PROGRESSENERGY.COM		

CERTIFICATE

The two schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
(Signed) *"David D. Johnson"*	DAVID D. JOHNSON	01 / 11 / 29
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
(Signed) *"Gary E. Perron"*	GARY E. PERRON	01 / 11 / 29

BC FORM 51-901F - SCHEDULE B: SUPPLEMENTAL INFORMATION

1. *Analysis of expenses and deferred costs*

   Refer to financial statements and notes to the financial statements.

2. *Related party transactions*

   None.

3. *Summary of securities issued and options granted during the period*

   Refer to financial statements and notes to the financial statements.

4. *Summary of securities as at the end of the reporting period*

   (a) Common shares: unlimited number of common shares are authorized.

   Class B Shares: unlimited number of Class B shares are authorized. All issued and outstanding Class B shares were converted to common shares effective July 6, 2001 in accordance with the Articles of Incorporation of the Company. Please refer to financial statements and notes to the financial statements.

   (b) Refer to financial statements and notes to the financial statements for issued and outstanding shares.

   (c) Stock options outstanding

Number	Exercise Price	Expiry Date
275,000	$0.50	Dec 12/02
200,000	$0.50	Jan 16/03
50,000	$2.16	Apr 12/03
10,000	$1.87	Dec 01/04
2,500	$1.87	Dec 14/01
171,250	$1.87	Mar 10/04
60,000	$2.20	May 01/04
60,000	$2.25	Dec 01/04
395,000	$2.00	Apr 12/05
130,000	$2.70	May 30/05
40,000	$2.80	Jul 25/06
92,000	$2.82	Jul 26/06
5,000	$2.80	Aug 01/06
1,490,750		

   (d) Pursuant to an Escrow Agreement for a Natural Resource Issuer dated December 30, 1997, 1,215,000 common shares are subject to escrow. 607,500 shares will be released from escrow on December 18, 2002 and 607,500 will be released December 18, 2003.

BC FORM 51-901F - SCHEDULE B: SUPPLEMENTAL INFORMATION (CONTINUED)

5. *List names of directors and officers as at the date this report is signed and filed*

Directors

Name	City / Province
John A. Brussa	Calgary / Alberta
David D. Johnson	Calgary / Alberta
Gary E. Perron	Calgary / Alberta
John M. Stewart	Calgary / Alberta
Terry D. Svarich	Calgary / Alberta

Officers

Name	Title
David D. Johnson	President & Chief Executive Officer
Steven A. Allaire	Vice President, Finance & Chief Financial Officer
Michael R. Culbert	Vice President Marketing & Business Development
Edward J. Kalthoff	Vice President, Land
John D.Keating	Vice President, Exploration
William J. Lewington	Controller

BC FORM 51-901F - SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Management's discussion and analysis (the "MD&A") should be read in conjunction with the unaudited interim financial statements for the three and nine month periods ended September 30, 2001 and September 30, 2000 and the audited financial statements and MD&A for the year ended December 31, 2000.

For the purposes of this discussion, natural gas has been converted to an oil equivalent on a 6:1 basis for all barrel of oil equivalent ("boe") calculations.

PRODUCTION AND REVENUES

During the nine months ended September 30, 2001, oil and liquids production increased to 1,818 bbls per day from 1,258 for the same period in 2000. Natural gas production increased to 6,785 mcf per day from 6,013 for the respective periods. For the three months ended September 30, 2001, oil and liquids production increased to 1,831 bbls per day from 1,363 bbls per day for the same period in 2000. Natural gas production increased to 7,949 mcf per day from 6,189 mcf per for the respective periods. Year to date and quarterly increases are attributed mainly to new oil production from the Two Creek and Southeast Saskatchewan (Clarilaw and Steelman) core areas and new gas production from the Milo and Two Creek core areas.

For the nine months ended September 30, 2001, revenues increased to $27.1 million from $20.1 million for the same period in 2000. The year to date revenue increase is attributed mainly to the increase in oil, liquids and natural gas production. Revenues decreased to $7.5 million in the third quarter of 2001 from $8.0 million in the third quarter of 2000. The decrease resulted mainly from lower commodity prices received for oil, liquids and natural gas production. However the decrease in prices was partially offset by the increase in production.

ROYALTIES

Royalties, net of Alberta Royalty Tax Credit ("ARTC"), increased to $5.2 million for the first nine months of 2001 from $4.6 million for the same period in 2000. The year to date increase was the result of higher production and the higher commodity prices received during the first half of the year. The increase was partial offset by Alberta Royalty Tax Credit. For the three months ended September 30, 2001, royalties decreased to $1.1 million from $1.9 million for the same period in 2000. The decrease during the third quarter was attributed mainly to inclusion of ARTC and lower commodity prices. Prior to 2001, the Company was not eligible for ARTC as it was deemed to be an associated corporation as a result the ownership of a former majority shareholder in the Company. On a boe basis, year to date royalties decreased to $6.50 from $7.39 while third quarter royalties decreased to $3.93 from $8.41.

OPERATING EXPENSES

Operating expenses increased to $3.7 million in the first nine months of 2001 from $3.1 million during the same period in 2000. For the third quarter of 2001, operating expenses increased to $1.3 million from $1.0 million. On a boe basis, year to date operating expenses decreased to $4.62 from $4.93 and third quarter operating expenses decreased to $4.53 from $4.73. The decrease on a per unit basis was the result of higher production for the year to date and the third quarter of 2001.

GENERAL AND ADMINISTRATIVE EXPENSES (G&A)

For the nine months ended September 30, 2001 G&A increased to $0.60 million from $0.46 million for 2000. For the three months ended September 30, 2001 G&A increased to $0.30 million from $0.15 million in 2000. The increases in G&A are attributed to higher staffing costs as a result of the increased size of the Company and certain non-recurring charges incurred in the third quarter. However the increases were partially offset by higher overhead recoveries that resulted from Company operated drilling and construction activity during the first four months of 2001. On a boe basis, G&A for the year to date decreased to $0.71 from $0.74 while G&A for the third quarter increased to $1.04 from $0.67.

INTEREST EXPENSE

Interest expense increased during the first nine months of 2001 to $1.0 million from $0.7 million for the same period in 2000. Interest expense also increased during the third quarter of 2001 to $0.4 million from $0.3 million in 2000. The increases for the year to date and the quarter were the result of higher debt. On a boe basis, interest expense increased to $1.21 from $1.08 for the year to date and decreased to $1.25 from $1.36 for the third quarter.

BC FORM 51-901F - SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (CONTINUED)

INCOME AND CAPITAL TAXES

During the first nine months of 2001, capital taxes were $0.36 million verses $0.37 million for the first nine months of 2000. Capital taxes for the third quarter of 2001 decreased slightly to $0.14 million from $0.15 million. The decreases are due mainly to lower federal large corporation tax that resulted from the Company being disassociated, for tax purposes, with a former majority shareholder in 2001.

For the nine months ended September 30, 2001, current and future income taxes increased to $3.3 million from $3.0 million. The increase for the year to date is attributed to the Company's higher pre-tax earnings. For the three months ended September 30, 2001, current and future income taxes decreased to $0.6 million from $1.2 million in 2000. This decrease for the third quarter is attributed to the Company's lower pre-tax earnings that has resulted from falling commodity prices. Future income taxes for 2001 year to date reflects the Alberta tax rate decrease that took effect on April 1, 2001. Of the $3.3 million total income taxes for the first nine months of 2001, $2.2 million is classified as current income taxes.

DEPLETION AND DEPRECIATION

For the nine months ended September 30, 2001, depletion and depreciation ("D&D") of capital assets and the provision for site restoration and abandonment ("SR&A") increased to $6.8 million from $4.3 million for the same period in 2000. For the three months ended September 30, 2001, D&D and SR&A increased to $2.6 million from $1.6 million in 2000. On a boe basis D&D and SR&A increased to $8.82 from $7.31 for the year to date while for the third quarter, D&D and SR&A increased to $8.45 from $7.00. These increases resulted from the higher production during the year to date and the quarter and the increase in capital spending in 2001.

LIQUIDITY AND CAPITAL RESOURCES

Debt to cash flow ratio	Three months ended September 30,		Nine months ended September 30,	
	2001	2000	**2001**	2000
Working capital deficit (surplus) ($000s)	**115**	674	**115**	674
Long-term debt ($000s)	**25,986**	15,939	**25,986**	15,939
Total debt ($000s)	**26,101**	16,613	**26,101**	16,613
Cash flow from operations – annualized ($000s)	**15,816**	15,484	**18,677**	13,855
Debt to annualized cash flow	**1.7:1**	1.1:1	**1.4:1**	1.2:1

Capital program ($000s)	Three months ended September 30,		Nine months ended September 30,	
	2001	2000	**2001**	2000
Capital expenditures				
Land acquisitions and retention	**311**	108	**873**	802
Geological and geophysical	**178**	255	**1,049**	1,068
Drilling and completions	**3,705**	2,542	**9,726**	6,569
Equipping and facilities	**1,360**	35	**3,510**	3,447
Net property acquisitions (dispositions)	**1,315**	2,714	**1,426**	2,147
Other	**-**	24	**8**	35
	6,869	5,678	**16,592**	14,068
Funded by				
Cash flow from operations	**3,954**	3,871	**14,008**	10,391
Working capital	**6,983**	1,070	**(5,402)**	(2,277)
Long-term debt	**(2,817)**	918	**9,577**	6,521
Equity (net of share redemptions)	**(1,251)**	(181)	**(1,591)**	(567)
	6,869	5,678	**16,592**	14,068

02 JUN 12 AM 11:27

PROGRESS ENERGY LTD.

Revised Annual Information Form
Fiscal Year Ended December 31, 2000

Dated November 29, 2001

TABLE OF CONTENTS

ABBREVIATIONS

Oil and Natural Gas Liquids

Bbls	Barrels
MBbls	Thousand barrels
MMBbls	Million barrels
Bbl/d	Barrels per day
MBbl/d	Thousand barrels per day
API	American Petroleum Institute

Natural Gas

Mcf	Thousand cubic feet
MMcf	Million cubic feet
Bcf	Billion cubic feet
Mcf/d	Thousand cubic feet per day
MMcf/d	Million cubic feet per day
GJ	Gigajoule

Other

Boe	Barrel of oil equivalent of natural gas and crude oil on the basis of one Bbl of crude oil for 10 Mcf of natural gas or one Bbl of crude oil for 6 Mcf of natural gas as is indicated in the context (these conversion factors are industry accepted norms).
MMBoe	Million barrels of oil equivalent
Boe/d	Barrel of oil equivalent per day
ARTC	Alberta Royalty Tax Credit

CONVERSION

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

THE COMPANY

Progress Energy Ltd. ("Progress" or the "Company") was incorporated under the Business Corporations Act (Alberta) as 753031 Alberta Ltd. on September 2, 1997. The Company's name was changed to Progress Energy Ltd. on November 12, 1997. On December 12, 1997, the Company's articles were amended to create an additional class of shares, namely an unlimited number of class B shares (the "Class B Shares") which have certain rights, privileges, restrictions and conditions. On the same date, the Company's articles were amended to redesignate its common shares ("Common Shares") as Class A Shares. This redesignation was subsequently reversed when the Company amended its articles on July 21, 1998. On July 6, 2001 the Company elected to exercise its option to convert all of the issued and outstanding Class B Shares into Common Shares. Progress' head and principal office is located at 1110, 520 – 5 Avenue S.W., Calgary, Alberta T2P 3R7.

DEVELOPMENT OF THE COMPANY

General Developments

Since incorporation, the principal business of the Company has been to explore for, develop, produce and acquire oil and natural gas reserves in Western Canada. The growth of its business has been financed through a combination of cash flow, debt and equity. The Company has conducted its business continually since the end of 1997. Progress currently has 13 full-time employees located in Calgary, Alberta and one full-time employee located in Wapella, Saskatchewan. Field operations are conducted by the Company's field employee and contract operators.

History of the Company

1998

At the beginning of 1998, the Company only had operations in Southeast Saskatchewan and Manitoba producing approximately 370 Bbl per day. During 1998, the Company began to expand its operations into Alberta by completing a $2.5 million acquisition of the Two Creek property that added crude oil production of 160 Bbls/d and reserves of 2.0 MMBoe. The Two Creek acquisition, crown land sales and farm-ins increased the Company's controlled land holdings in Alberta to over 65,000 acres, with the majority of lands located in West Central Alberta. Developmental oil drilling was focused on existing properties at Two Creek and Southeast Saskatchewan/Manitoba. Exploration drilling in Alberta resulted in discoveries at Carson, Goodwin, McLeod and Pembina. The Company drilled a total of 31 wells (25.8 net) (16 oil (14.1 net), 6 gas (4.1 net) and 9 dry (7.7 net)) in 1998. During 1998, the

Company's average crude oil production was 655 Bbls per day and year-end reserves were 3.7 MMBbls of crude oil and natural gas liquids ("NGLs") and 10.1 Bcf of natural gas. The Company also completed a private placement financing in December, 1998 issuing one million Common Shares for a gross consideration of $1.6 million and one million "flow-through" Common Shares for a gross consideration of $1.8 million. Net earnings for the year were $0.3 million, cash flow from operations was $2.2 million and capital expenditures were $15.7 million.

1999

During 1999, Progress established core operating areas at Milo, West Central Alberta (Two Creek and Whitecourt) and Southeast Saskatchewan/Manitoba. The Company continued its gas exploration program resulting in a significant gas discovery at Milo, British Columbia and additional gas discoveries at Carson and McLeod. During the year, the Company had installed the necessary facilities to bring its numerous gas discoveries on-stream and had scheduled additional gas tie-ins for the first quarter of 2000. In October 1999, the Company acquired certain oil and gas properties in Southeast Saskatchewan/Manitoba for a total consideration of approximately $4.2 million. The acquisition increased production by 240 Boe per day and added reserves of approximately 0.7 MMBoes. During the year, the Company participated in the drilling of 16 wells (9.1 net) (4 oil (2.2 net), 9 gas (4.6 net) and 3 dry (2.3 net)). For the year ended December 31, 1999, average crude oil and NGL production was 803 Bbls per day and average natural gas production was 3,784 Mcf per day. Year-end reserves were 4.1 MMBbls of crude oil and NGLs and 30.0 Bcf of natural gas. In November and December, 1999 the Company completed two private placement financings, issuing 650,000 Common Shares for a gross consideration of $1.8 million and 670,000 "flow-through" Common Shares for a gross consideration of $2.0 million. For the year ended December 31, 1999, net earnings were $1.1 million, cash flow from operations was $5.4 million and capital expenditures were $18.8 million.

2000

During 2000, the Company continued to focus its resources on its three core areas. Progress committed a significant portion of its capital budget to development drilling and facility infrastructure with the largest being the six well development program and installation of central production and gas conservation facilities at Two Creek for approximately $7.8 million. The Company's exploration program resulted in a dual gas and oil discovery at Kaybob (Two Creek core area) and a gas discovery at Modeste (Whitecourt core area). At Milo, Progress drilled a successful follow-up gas well that further confirmed the extent and size of the existing Keg River formation and it commenced drilling of an exploration well targeting natural gas in a separate Keg River reef at Milo West. During the year, the Company made $3.6 million of property acquisitions (net of dispositions) with the largest being made in July in Southeast Saskatchewan for $2.3 million. During the year, Progress participated in the drilling of 33 wells (16.6 net) (comprised of 21 oil (10.3 net), 5 gas (2.7 net) and 7 dry (3.6 net)). For the year ended December 31, 2000, average crude oil and NGL production was 1,303 Bbls per day and average natural gas production was 5,718 Mcf per day. Year-end unrisked reserves were 5.7 MMBbls of crude oil and NGLs and 27.0 Bcf of natural gas. During 2000, the Company purchased and cancelled 394,800 of its Common Shares and 900 Class B Shares for approximately $1 million by way of a normal course issuer bid through the facilities of the Canadian Venture Exchange (the "CDNX"). The normal course issuer bid was eligible to commence March 30, 2000 and allowed the Company to purchase up to 746,100 Common Shares and 115,725 Class B Shares until March 29, 2001. Progress also issued 485,000 Common Shares on the exercise of stock options by employees and directors of the Company and, in September, it completed a private placement to an employee of the Company issuing 4,000 Common Shares and 12,500 "flow-through" Common Shares for a total consideration of $45,000. For the year ended December 31, 2000, net earnings were $5.9 million, cash flow from operations was $14.6 million and capital expenditures were $23.5 million.

Sale of Northrock Control Block

In November, 2000, Northrock Resources Ltd. and Northrock Resources, an Alberta general partnership, (collectively "Northrock"), announced the sale of their 7,650,000 Common Shares by way of the sale of a like number of special warrants (the "Special Warrants") for consideration of $2.43 per Special Warrant. Each Special Warrant entitled the holder thereof to acquire one Common Share from Northrock at no additional cost, at any time prior to the earlier of: (a) the fifth business day after the date of the receipt issued for a final prospectus qualifying the distribution

of Common Shares on exercise of the Special Warrants; and (b) December 18, 2002. The sale of the Special Warrants by Northrock, which sale was made to certain purchasers pursuant to exemptions from the prospectus and registration requirements of applicable securities laws, closed on November 29, 2000. By way of final prospectus dated February 27, 2001, the distribution of 7,650,000 Common Shares by Northrock on exercise of the Special Warrants was qualified in the Province of Alberta and the Common Shares were distributed. Northrock has now disposed of its entire interest in Progress and no longer owns a beneficial interest, direct or indirect, in any outstanding securities of Progress.

Private Company Farm-out Agreements

The Company has entered into agreements with three private corporations (the "Private Corporations") whereby the Private Corporations participated in a drilling program with the Company on a farm-in basis. The drilling program consisted of the drilling of 11 developmental and exploratory wells in West Central Alberta, the Clarilaw/Kisbey, Rocanville and Welwyn areas of Saskatchewan and the Virden and Birdtail areas of Manitoba (the "Drilling Program"). The Drilling Program was completed in September, 2001. The intangible costs of completing the Drilling Program were approximately $4,200,000, of which costs the Private Corporations paid 79% and the Company 21%. Pursuant to this program, the Private Corporations earned an undivided 43.5% working interest in the spacing units of the test wells. The Company is the operator of the Drilling Program pursuant to the terms of the 1990 CAPL Operating Procedure.

The Company has agreed to grant the shareholders of each of the Private Corporations an option to sell the shares of the Private Corporations held by such shareholders to the Company in exchange for treasury shares of the Company, cash, or a combination of cash and shares. This option shall be exercisable by such shareholders at the fair market value of the Private Corporation in question, such value to be determined by a third party engineering firm based upon a 12% discount rate at the appropriate time. The fair market value of the shares of the Company to be issued in full or partial consideration of the Private Corporation shares to be acquired by the Company is to be calculated, subject to stock exchange approval, based upon the weighted average of the preceding 15 days closing prices of the Company's shares on the stock exchange on which such shares are listed at the applicable time. The aforementioned option is exercisable by the Private Corporations' shareholders at a date no sooner than December 15, 2002 and no later than January 15, 2003.

Conversion of All Class B Shares into Common Shares

Effective July 6, 2001 the Company completed the conversion of all of its issued and outstanding Class B Shares into Common Shares. This conversion was carried out pursuant to the Company's Articles of Incorporation and used the conversion rate of 2.58 Common Shares issued for each issued and outstanding Class B Share. This conversion rate was determined in accordance with the Articles of Incorporation of the Company by dividing $10.00 by $3.87, being the "Market Price" of the Common Shares as at the Effective Date. Such Market Price was the weighted average trading price per Common Share for the 21 consecutive "trading days" (being days during which no less than a board lot of Common Shares traded on the CDNX) from May 8, 2001 to June 12, 2001, inclusive. As a result, Progress issued 3,018,600 Common Shares on conversion of all of the 1,170,000 Class B Shares issued and outstanding. From and after the Effective Date, the Class B Shares were restored to the status of authorized but unissued shares and the holders of Class B Shares were deemed to be holders of Common Shares and no longer entitled to exercise any of the rights of a holder of Class B Shares. As a result of this conversion, the Class B Shares were delisted from the CDNX on July 18, 2001.

Introduction of New Management Team and Related Private Placement

On November 6, 2001, the Company announced the addition of new members to its management team. Specifically, the following individuals joined the Company in the noted positions: David D. Johnson - President and Chief Executive Officer, Steven A. Allaire - Vice President Finance and Chief Financial Officer and Michael R. Culbert - Vice President Marketing and Business Development. Messrs. Johnson, Allaire and Culbert were previously key members of the executive team responsible for building Encal Energy Ltd. into a senior producer listed

on both the Toronto Stock Exchange and New York Stock Exchange. Encal was sold to Calpine Corporation in April, 2001 for $1.8 billion. These individuals join the following current members of the Company's senior management team: John D. Keating - Vice President Exploration, Edward J. Kalthoff - Vice President Land and William J. Lewington - Controller. Kenneth J. Bowie resigned his position as President and Chief Executive Officer of the Company effective November 6, 2001. The Company has also reconstituted its Board of Directors effective November 6, 2001, whereby John D. Keating and Kenneth J. Bowie have both resigned as directors and David D. Johnson has been appointed to the Board.

In conjunction with the introduction of the members of senior management, the Company closed a $3.2 million private placement to the new members of the management team consisting of 553,498 Common Share units at a price of $2.43 per unit and 700,000 "flow-through" Common Share units at $2.65 per unit. These Common Share and "flow-through" Common Share units each consist of one Common Share (being a share issued as a "flow through" share pursuant to the *Income Tax Act* (Canada) in the case of the "flow-through" Common Share units) and one Common Share purchase warrant. Each such Common Share purchase warrant is exercisable for one Common Share at $2.65 per share at any time after November 5, 2002 until November 5, 2004.

Bought Deal Financing

Effective November 14, 2001, the Company entered into an underwriting agreement with a syndicate of underwriters led by Peters & Co. Limited, and including FirstEnergy Capital Corp. and Yorkton Securities Inc. providing for a Common Share financing, on a bought deal basis. Pursuant to this financing, the Company is to issue 3,000,000 Common Shares at a price of $3.55 for total gross proceeds of $10,650,000 by way of private placement exemptions from prospectus requirements. Based on the new Ontario Securities Commission Multilateral Instrument 45-102, the common shares will be subject to a four month hold period in all the selling jurisdictions commencing on the closing date. The private placement financing is scheduled to close on December 3, 2001, and is subject to regulatory approval and completion of definitive documentation. The net proceeds of the offering will be used to initially reduce bank indebtedness.

BUSINESS AND PROPERTIES OF PROGRESS

Properties

Progress has three core regions in Western Canada with operations at Milo British Columbia, West Central Alberta and Southeast Saskatchewan/Manitoba. The Company operates the majority of its core properties and has substantial contiguous undeveloped acreage in its core areas. The Company's exploration program targets multi-zone prospects and focuses in areas with existing, under-utilized gathering and processing facilities.

The following table indicates the average daily net production for 2000 and average daily net production for September, 2001:

Area	2000 Oil & NGLs (Bbl/d)	September 2001 Oil & NGLs (Bbl/d)	2000 Natural Gas (Mcf/d)	September 2001 Natural Gas (Mcf/d)
Milo	-	-	1,932	4,430
West Central Alberta	391	777	3,711	3,169
SE Saskatchewan/Manitoba	912	1,053	75	343
Other	-	-	-	-
Total:	1,303	1,830	5,718	7,943

Milo, British Columbia

Milo is located approximately 15 kilometres northwest of the town of Fort Nelson. In 1998, the Company, as operator, completed a geological and geophysical review of a large reef buildup in the area, delineated with a 3-D seismic program. In February, 1999, the Company drilled a 650 meter horizontal lateral well at 2,400 meters depth into the gas-filled flank porosity of the Keg River reef. Following the initial discovery, the Company completed the well and constructed a 14 kilometre gathering system with production starting in April, 1999. In early 2000, Progress drilled a successful follow-up well and in October, it purchased field dehydration and water disposal facilities that the Company had previously been using on a custom fee basis. A new field wildcat at Milo West commenced drilling in December 2000, targeting a separate Keg River reef that had been identified on a 3D seismic program. 2000 year-end natural gas reserves in Milo, net to Progress, are estimated at 9,113.3 Bcf proved and 4,819.6 Bcf probable. Progress has a 24 percent interest in the main Milo pool and a 13 percent interest in Milo West.

	1998	1999	2000
Oil and NGLs sales (Bbls/d)	-	-	-
Natural gas sales(Mcf/d)	-	1,573	1,932
Undeveloped land (net acres)(1)	-	808	1,409
Wells drilled (gross)	-	1	1
Capital expenditures ($000s)	-	1,465	1,293

Notes:
(1) Does not include those lands where the Company has not "earned" an interest.

The Company's 2001 plans for Milo call for total capital expenditures in excess of $3.0 million to drill three development wells (0.7 net) into the existing pool, one exploration well (0.1 net) at Milo West and all required facility infrastructure. Two development wells were completed and on production in April, 2001 and the Milo West exploration well resulted in a successful discovery that flow tested at 10 Mmcf per day. Milo West was tied in and commenced production in April, 2001 as well. The existing Milo wells were shut-in for a portion of the first quarter of 2001 to accommodate tie-in of the new wells and facility upgrading. September, 2001 daily average production and 2001 daily average production for this area are expected by the Company to be 4,430 Mcf per day and 3,900 Mcf per day of natural gas, respectively.

West Central Alberta

The Company's main producing areas in West Central Alberta are Two Creek and Whitecourt. During the year, the Company drilled 18 wells (11.4 net) that resulted in increased production from the Two Creek oil field, an oil and natural gas discovery at Kaybob (Two Creek area) and a natural gas discovery at Modeste (Whitecourt area). The Company also completed construction of oil treating and gas conservation facilities at Two Creek in April 2000. Year-end reserve estimates for this area are proved natural gas reserves of 10.9 Bcf, probable natural gas reserves of 1.1 Bcf, proved oil and NGL reserves of 1.6 MMBbls and probable oil and NGL reserves of 0.4 MMBbls.

	1998	1999	2000
Oil and NGLs sales (Bbls/d)	95	228	392
Natural gas sales(Mcf/d)	-	2,181	3,711
Undeveloped land (net acres)(1)	15,486	27,353	36,338
Wells drilled (gross)	11	12	18
Capital expenditures ($000s)	9,096	10,696	14,733

Notes:
(1) Does not include those lands where the Company has not "earned" an interest.

The 2001 capital budget for this area will be approximately $12.5 million and the Company plans to drill approximately 15 wells. September, 2001 daily average production and 2001 daily average production for this area

are expected by the Company to be 777 Bbl per day of crude oil and NGLs and 3,169 Mcf per day of natural gas and 860 Bbls per day of crude oil and NGLs and 3,100 Mcf per day of natural gas respectively.

Below is a brief description of the Company's major producing areas in West Central Alberta:

Two Creek

The Two Creek area is located approximately 80 kilometres northwest of the town of Whitecourt. The Company controls over 77 sections of land in this area at an average 60 percent working interest. Crude oil production from the 80 percent working interest Two Creek field is of medium gravity crude from two separate oil pools. There is also a natural gas cap associated with one of the oil pools and a separate natural gas pool in the area. In April, 2000, the Company completed construction of oil treating and natural gas conservation facilities that resulted in increased production from existing wells and leaving additional capacity for future development. The Company drilled nine wells in 2000 resulting in six oil wells (4.8 net), one (0.5 net) dual oil and natural gas discovery at Kaybob and 2 abandoned wells (1.0 net). The natural gas zone from the Kaybob discovery was placed on production in June, 2000, with the oil zone slated to be on production in the second quarter of 2001. Ten locations have been identified for drilling in the year 2001. During September, 2001, the Company made an offer to acquire the remaining 20% working interest at Two Creek for $5.6 million. This offer was accepted and the resulting acquisition closed in October, 2001.

Whitecourt

The Whitecourt area (Carson, Goodwin, McLeod and Pembina) is located approximately 20 kilometres northeast of the town of Whitecourt. The Whitecourt area is a natural gas-prone, multi-zone area with production from the Glaucontic, Pekisko, Nordegg, Ostracod and Viking zones. Existing natural gas plants with considerable excess capacity enable the Company to quickly bring natural gas from this area on-stream. During 2000, the Company participated in the drilling of eight wells resulting in three (2.0 net) gas wells and four (2.1 net) dry holes. During the year, the Company tied in several gas wells drilled in 1999, however, production difficulties were encountered at three (1.3 net) Carson wells and one (0.25 net) Pembina well that led to a loss of gas production. The Company believes considerable reserves remain at these locations and will attempt to re-establish production in 2001. In 2001, the Modeste discovery and an existing McLeod natural gas well will be tied in and several exploration wells are scheduled to be drilled.

Southeast Saskatchewan/Manitoba

The Southeast Saskatchewan/Manitoba is the Company's largest area in terms of oil production and land holdings. The Company has operations in numerous fields, where the main production zones include the Bakken, Frobisher and Midale formations. The major producing properties in this core area are Alameda, Birdtail, Kisby/Clarilaw, Ingoldsby, Rocanville, Steelman, Wapella, Wordsworth and Virden. Most of the reservoirs contain high-quality oil, with an average API gravity of 32°. The Company continues to maintain an extensive undeveloped land position of 150,000 net acres. During 2000, the Company drilled 14 (4.8 net) oil wells at Alameda, Birdtail, Steelman, Wordsworth and Virden. Through four acquisitions during the year, the Company acquired numerous producing properties and consolidated working interests in this core area for approximately $3.2 million. The acquisitions added several new fields to Progress' portfolio and increased production by approximately 195 Bbls per day of crude oil. Year-end reserves are estimated to be 2.8 MMBbls of proved oil, 0.8 MMBbls of probable oil and 0.2 MMcf of proved natural gas.

	1998	**1999**	**2000**
Oil and NGLs sales (Bbls/d)	559	575	912
Natural gas sales(Mcf/d)	-	-	75
Undeveloped land (net acres)[(1)]	167,889	165,421	150,742
Wells drilled (gross)	17	3	14
Capital expenditures ($000s)	5,057	6,698	7,296

Notes:
(1) Does not include those lands where the Company has not "earned" an interest.

The Company is planning to drill 10 wells as part of the 2001 drilling plans and its 2001 capital budget for the area is approximately $6.0 million. The Company's September, 2001 daily average crude oil production and 2001 daily average crude oil production from this area are expected to be 1,053 Bbls per day and 1,050 Bbls per day, respectively.

Reserves

The oil and natural gas reserves of the Company were evaluated by Paddock Lindstrom & Associates ("Paddock") with an effective date of January 1, 2001 in a report dated February 8, 2001 (the "Reserve Report"). Paddock conducted a detailed review of all of the Company's reserves. **All evaluations of future net revenues set forth in the tables are stated prior to any provision for income taxes, overhead and interest expense, but after royalties, freehold mineral taxes, lifting costs and future investments. It should not be assumed that the discounted future net revenues from the reserves is representative of the fair market value of the estimated reserves.** There is no assurance that the future price and cost assumptions contained in the Paddock Report will be attained and variances could be material. The recovery and reserve estimates on the Company's properties described herein are estimates only. The actual reserves on the Company's properties may be greater or less than those calculated.

The present worth of future cash flows in the following tables is significantly higher in the table based on constant price assumptions than on escalating price assumptions. The primary reason for this is that the table based on constant pricing uses actual prices received by Progress in December 2000, which in the case of natural gas averaged $12.56 per mcf. Progress does not anticipate that it will continue to receive an average natural gas price of this level. By way of comparison of how unusually high the actual average natural gas price received in December 2000 was compared to expected future pricing, it is worth noting that the Paddock Report based on escalated pricing assumptions, assumes the Alberta spot price of gas to be $7.20 per million British Thermal Unit (depending on heating value, one million British Thermal Units is roughly equivalent to 1,000 cubic feet of natural gas).

Oil and Natural Gas Reserves and Present Worth of Future Net Pre-Tax Cash Flows
(Based on Escalated Price and Cost Assumptions)

	Gross Reserves			Net Reserves			Present Worth of Future Net Pre-Tax Cash Flows Discounted at (Millions of Dollars)[6]			
	Oil (MBbls)	NGLs (MBbls)	Gas (MMcf)	Oil (MBbls)	NGLs (MBbls)	Gas (MMcf)	0%	10%	15%	20%
Proved[3]										
Producing[3]	3,873.8	70.9	16,096.2	3,386.4	51.7	12,125.7	116.4	75.8	65.6	58.3
Non-Producing[3]	398.8	53.7	4,928.6	344.7	38.9	3,773.1	24.7	10.5	8.3	7.1
Undeveloped[3]	27.3	0.0	0.0	22.3	0.0	0.0	0.4	0.3	0.2	0.2
Total Proved	4,299.9	124.6	21,024.8	3,753.3	90.6	15,898.8	141.5	86.5	74.1	65.6
Probable[2][3]										
Additional Reserves	610.9	11.5	2,964.5	528.7	8.4	2,250.9	18.1	10.6	8.8	7.5
Total	4,910.8	136.2	23,989.3	4,282.0	99.0	18,149.7	159.6	97.1	82.9	73.1

Oil and Natural Gas Reserves and Present Worth of Future Net Pre-Tax Cash Flows (Based on Constant Price and Cost Assumptions)

	Gross Reserves			Net Reserves			Present Worth of Future Net Pre-Tax Cash Flows Discounted at (Millions of Dollars)[(6)]			
	Oil (MBbls)	NGLs (MBbls)	Gas (MMcf)	Oil (MBbls)	NGLs (MBbls)	Gas (MMcf)	0%	10%	15%	20%
Proved[(3)]										
Producing[(3)]	3,873.4	70.4	16,077.1	3,344.3	49.2	12,253.0	244.2	148.5	125.6	109.3
Non-Producing[(3)]	397.8	53.7	4,928.5	343.5	37.2	3,967.2	58.3	23.5	18.4	15.5
Undeveloped[(3)]	27.3	0.0	0.0	22.3	0.0	0.0	0.6	0.4	0.3	0.3
Total Proved	4,298.4	124.1	21,005.5	3,710.0	86.4	16,220.3	303.1	172.4	144.3	125.1
Probable[(2)(3)]										
Additional Reserves	610.9	11.5	2,956.5	521.8	7.9	2,228.8	40.1	24.4	20.4	17.5
Total	4,909.3	135.6	23,962.1	4,231.8	94.3	18,449.1	343.3	196.8	164.6	142.5

Notes:

(1) Gross reserves are defined as the total remaining recoverable reserves owned by the Company before deduction of any royalties. Net reserves are defined as those accruing to the Company after all interests owned by others including Crown and freehold royalties have been deducted.

(2) **The probable reserve volumes have been reduced by 50% to account for risk. The present worth values of the probable additional reserves in the Reserve Report have been reduced by 50% by Paddock to account for risk.**

(3) Definitions used for reserve categories in the Paddock Report are as follows:

"Proved Reserves" are those reserves estimated as recoverable under current technology and anticipated economic conditions for the escalated dollar economics and existing economic conditions for the constant dollar economics, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economical and technically successful in the subject reservoir.

"Proved Producing Reserves" are those proved reserves that are actually on production or, if not producing, that could be recovered from existing wells or facilities and where the reason for the current non-producing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments.

"Proven Non-Producing Reserves" are those proved reserves that are not currently producing either due to lack of facilities and/or markets.

"Proven Undeveloped Reserves" are those proved reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units, which are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainity that there is continuity of production from the existing productive formation.

"Probable Additional Reserves" are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and anticipated economic conditions for the escalated dollar economics and existing economic conditions for the constant dollar case, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(4) The Paddock escalating price report makes certain assumptions regarding future increases in the prices of oil and natural gas and take into account inflation with respect to future operating and capital costs. Future operating and capital costs were escalated at 2% per year from 2001.

The price of oil will be governed by supply and demand, and the degree to which the Organization of Petroleum Exporting Countries ("OPEC") is able to limit supply will be a major determinant in establishing oil prices for the next few years. The oil price forecast

has been based upon a supply forecast which falls in between a fully competitive market, and a market controlled by an effective OPEC production quota system. The product prices used in the escalating price evaluations are as follows:

		Oil Prices		Alberta Natural Gas Prices				
Year	*CDN/US Exchange Rate*	*WTI @ Cushing $US/Bbl*	*Edm. Ref Price $/Bbl*	*AECO C $/Mcf*	*Pan Alta $/Mcf*	*Spot $/Mcf*	*Propane Price $/Bbl*	*Butane Price $/Bbl*
2001	0.66	40.91	39.91	7.35	6.75	7.20	23.95	25.94
2002	0.67	35.82	34.80	5.36	5.00	5.20	20.88	22.62
2003	0.68	33.82	32.78	4.89	4.63	4.73	19.67	21.31
2004	0.69	33.33	32.27	4.44	4.28	4.28	19.36	20.98
2005	0.70	33.51	32.43	4.45	4.29	4.29	19.46	21.08
2006	0.70	34.18	33.08	4.54	4.37	4.37	19.85	21.50
2007	0.70	34.87	33.74	4.63	4.46	4.46	20.25	21.93
2008	0.70	35.57	34.42	4.72	4.55	4.55	20.65	22.37
2009	0.70	36.28	35.11	4.82	4.64	4.64	21.06	22.82
2010	0.70	37.00	35.81	4.91	4.73	4.73	21.48	23.27
2011	0.70	37.74	36.52	5.01	4.83	4.83	21.91	23.74
2012	0.70	38.50	37.25	5.11	4.93	4.93	22.35	24.22
2013	0.70	39.27	38.00	5.21	5.02	5.02	22.80	24.70
2014	0.70	40.05	38.76	5.32	5.12	5.12	23.26	25.19
2015	0.70	40.85	39.53	5.43	5.23	5.23	23.72	25.70

Escalate oil, natural gas and product prices at 2.0% per year thereafter

(5) The product prices used in the constant price and cost evaluation were Progress' December 2000 average product prices, adjusted for transportation and heating value, held constant for the remaining life of the reserves, being an average of $12.56 per mcf in the case of natural gas and Cdn. $38.97 per bbl in the case of crude oil.

(6) Paddock estimates the total capital costs net to the Company to achieve the estimated future production revenues set out in the Paddock Report, based on the escalating cost assumptions, to be $1.7 million in the case of the proved production revenues and $6.4 million in the case of proved and probable production revenues. Based on constant cost assumptions, total capital costs net to the Company to achieve future net revenues are $1.7 million in the case of proved production revenues and $6.3 million in the case of proved and probable production revenues. In both the escalating and constant cost assumptions, $1.5 million in the case of proved production revenues and $6.2 million in the case of proved and probable production revenues is anticipated to be spent in 2001 with the remainder being spent thereafter. The Company anticipates that these capital costs will be financed through cash flow and working capital.

(7) Net production revenue is income derived from the sale of net reserves, less all capital costs, production taxes, royalties owned by others and operating costs and before provision for income taxes and administrative overhead costs.

(8) Approximately 85% of proved reserves reviewed in the Paddock Report are currently on production.

(9) The extent and character of ownership and all factual data pertaining to the Company's petroleum properties and contracts (except for certain information residing in the public domain) were supplied by the Company to Paddock and accepted without any further investigation. Paddock accepted this data as presented and neither title searches nor field inspections were conducted by Paddock.

(10) The Alberta royalty tax credit ("ARTC") is included in the cumulative cash flow amounts. The ARTC is price sensitive, ranging from 85% to a minimum of 25%, with a maximum credit of $1,700,000. The ARTC was assumed to continue in effect in its present form indefinitely in the Paddock Report, however, it was assumed that the Company is not entitled to ARTC for 2001.

(11) Numbers may not add due to rounding.

Reserve Reconciliation

The following table sets forth a reconciliation of the changes in Proven Reserves and Probable Reserves, before royalties, for the period from December 31, 1998 to December 31, 2000:

	Oil and Liquids (MBbls)			Natural Gas (MMcf)		
	Proved	**Probable[1]**	**Total**	**Proved**	**Probable[1]**	**Total**
Reserves, December 31, 1998	2,411.4	662.7	3,074.1	10,033.4	43.6	10,077.0
Net additions	669.0	33.6	702.6	9,393.9	4,573.2	13,967.1
Revisions	293.8	(197.9)	95.9	1,185.7	791.3	1,977.0
Production	(293.1)	0.0	(293.1)	(1,381.0)	0.0	(1,381.0)
Reserves, December 31, 1999	3,081.1	498.4	3,579.5	19,232.0	5,408.1	24,640.1
Net additions	1,348.0	130.5	1,478.5	7,034.0	(1,460.5)	5,573.5
Revisions	471.4	(6.5)	464.9	(3,169.6)	(983.2)	(4,152.8)
Production	(476.0)		(476.0)	(2,071.6)		(2,071.6)
Reserves, December 31, 2000	4,424.5	622.4	5,046.9	21,024.8	2,964.4	23,989.2

Notes:
(1) Probable reserves have been reduced by 50% to account for risk.

Drilling Activity

The following table sets forth the gross and net wells in which the Company participated during the periods indicated:

	9 months ended September 30, 2001		12 months ended December 31, 2000		12 months ended December 31, 1999		12 months ended December 31, 1998	
	Gross	**Net**	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
Oil wells	10	6.6	21	10.3	4	2.2	16	14.1
Natural gas wells	6	1.4	5	2.7	9	4.7	6	4.1
Dry holes	4	1.7	7	3.6	3	2.3	9	7.7
Total:	20	9.7	33	16.6	16	9.1	31	25.8

Undeveloped Lands

The following table sets forth the Company's undeveloped land holdings as at September 30, 2001, December 31, 2000 and as at December 31, 1999.

	Gross Acres[1] September 30, 2001	Net Acres[2] September 30, 2001	Gross Acres[1] December 31, 2000	Net Acres[2] December 31, 2000	Gross Acres[1] December 31, 1999	Net Acres[2] December 31, 1999
British Columbia	7,244	1,179	8,086	1,409	4,716	808
Alberta	89,136	49,715	86,416	41,621	59,208	32,504
Saskatchewan	30,877	25,271	50,615	39,782	63,649	53,540
Manitoba	31,180	30,097	112,321	110,960	113,200	111,881
Total:	158,437	106,262	257,438	193,772	240,773	198,733

Notes:
(1) **"Gross"** refers to the total acres in which the Company has earned an interest.
(2) **"Net"** refers to the total acres in which the Company has earned an interest, multiplied by the percentage working interest therein owned or to be owned by the Company.

Production History

Progress' approximate net daily production, before deduction of royalties, for the periods indicated is summarized below.

	2000				1999			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Crude Oil & NGL's (Bbls/d)	1,440	1,363	1,275	1,134	922	679	726	883
Natural Gas (mmcf/d)	4,840	6,189	6,904	4,942	5,213	4,178	5,440	244
Total (boe/d 6:1)	2,247	2,394	2,426	1,957	1,791	1,375	1,633	924
Total (boe/d 10:1)	1,924	1,982	1,965	1,628	1,443	1,097	1,270	907

Oil and Natural Gas Wells

The following table sets forth the Company's gross and net interest in oil and natural gas wells which are producing or which the Company considers capable of production as at December 31, 2000.

	Producing Wells				Shut-in Wells[1]			
	Oil		Gas		Oil		Gas	
	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]
British Columbia	-	-	2	0.5	-	-	-	-
Alberta	9	7.2	7	4.1	2	1.6	8	4.8
Saskatchewan	211	82.3	-	-	88	38.1	-	-
Manitoba	30	30.0	-	-	11	8.1	-	-
Total:	250	119.5	9	4.6	101	47.8	8	4.8

Notes:

(1) **"Shut-in"** wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. Shut-in wells in which the Company has an interest are located no further than 15 kilometers from gathering systems, pipelines or other means of transportation.

(2) **"Gross"** wells are the total number of wells in which the Company has an interest.

(3) **"Net"** wells are the aggregate of the numbers obtained by multiplying each gross well by the Company's percentage working interest therein.

Capital Expenditures

The following table summarizes capital expenditures (net of incentives) made by Progress for the periods indicated.

	2000				1999			
($ thousands)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Property acquisitions, net	1,405	2,714	85	(652)	4,687	71	-	64
Drilling & Completion	6,037	2,542	459	3,568	2,658	1,185	645	2,501
Production and facilities	1,470	35	707	2,705	2,311	166	2,702	471
Other	514	387	896	622	316	296	267	462
Total	9,426	5,678	2,147	6,243	9,972	1,718	3,614	3,498

Netback History

The following table sets forth information respecting average net product prices received, royalties paid, operating expenses and netbacks received by Progress in respect of Progress' production of crude oil, natural gas liquids and natural gas for the periods indicated.

	2000				1999			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Average Net Production Prices Received								
Crude Oil & NGL's ($/Bbl)	43.98	42.49	37.24	37.01	31.14	28.78	20.04	15.99
Natural Gas ($/mcf)	8.23	4.61	4.12	3.16	3.29	3.13	2.39	2.36
Oil Equivalent ($/boe 6:1)	45.92	36.10	31.59	29.42	26.27	23.71	16.84	15.91
Oil Equivalent ($/boe 10:1)	53.62	43.62	38.63	35.37	32.60	29.73	21.63	16.20
Royalties Paid								
Oil Equivalent ($/boe 6:1)	11.01	8.41	6.85	7.16	6.02	5.50	3.97	2.81
Oil Equivalent ($/boe 10:1)	12.85	10.16	8.11	8.60	7.48	6.91	5.05	2.86
Operating Expenses								
Oil Equivalent ($/boe 6:1)	5.39	4.73	4.97	5.14	4.57	4.01	3.50	4.58
Oil Equivalent ($/boe 10:1)	6.30	5.72	6.13	6.18	5.67	5.02	4.51	4.67
Netback Received								
Oil Equivalent ($/boe 6:1)	29.52	22.96	19.77	17.12	15.68	14.20	9.37	8.52
Oil Equivalent ($/boe 10:1)	34.47	27.74	24.39	20.59	19.45	17.81	12.07	8.67

Future Commitments

December 31, 2000

Progress has made the following material commitments to sell natural gas and crude oil which were outstanding at December 31, 2000.

	Daily Quantity	Average Contract Prices	Price Index	Term
Crude oil put options	1,000 Bbl/d	US$ 27.50/Bbl	NYMEX	Apr. /01 - June 30/01
Crude oil call options	800 Bbls	US$ 35.00/Bbl	NYMEX	Jan. 01/01 - Mar. 31/01
Natural gas put options	2,000 GJ	CDN$ 5.52/GJ	AECO	Nov. 01/00 - Mar. 31/01

As at December 31, 2000, based on commodity price and the forward price curves, the fair value of the option contracts listed above is nominal.

September 30, 2001

Progress has made the following material commitments to sell natural gas and crude oil which were outstanding at September 30, 2001.

	Daily Quantity	Average Contract Prices	Price Index	Term
Crude oil put options	1,300 Bbl/d	US$ 20/Bbl	NYMEX	Jan 01/02 – Mar 31/02
Crude oil call options	1,300 Bbls	US$ 26/Bbl	NYMEX	Nov 1/01 – Nov 30/01

As at December 31, 2000, based on commodity price and the forward price curves, the fair value of the option contracts listed above is nominal.

Marketing Arrangements

Wherever possible, Progress has arranged to take-in-kind its share of crude oil, natural gas, and NGLs. Bids are requested in order to obtain the most advantageous price. In situations where the volumes are small, the property operator handles marketing activities.

At December 31, 2000, 95 per cent of crude oil was taken in kind by Progress and sold into spot markets. Also at December 31, 2000, approximately 97 per cent of Progress's natural gas production was taken in kind and sold to aggregators at daily Alberta and British Columbia spot gas prices, with the remaining 3 per cent sold by the property operator at market prices.

At September 30, 2001, 97 per cent of crude oil was taken in kind by Progress and sold into spot markets. Also at September 30, 2001, approximately 97 per cent of Progress's natural gas production was taken in kind and sold to aggregators at daily Alberta and British Columbia spot gas prices, with the remaining 3 per cent sold by the property operator at market prices.

The Company also selectively enters into hedging activities for a portion of its production to ensure financing for capital programs. During 2000, the Company entered into several short term hedging contracts. As at December 31, 2000 and September 30, 2001, the Company had several commodity price agreements in place.

A summary of the Company's hedging commitments which were outstanding at December 31, 2000 and September 30, 2001 can be found under "Future Commitments" above.

SELECTED FINANCIAL INFORMATION

The following table sets forth certain financial information of the Company for the periods indicated.

Annual Data

$000s, except per share amounts	12 months ended December 31, 2000	12 months ended December 31, 1999	12 months ended December 31, 1998
Gross revenue	29,593	11,162	4,476
Cash flow from operations	14,604	5,367	2,219
Per share - Common(1)	0.97	0.39	0.19
- Basic(2)	0.76	0.29	0.14
- Diluted(3)	0.71	0.28	0.12
Net income	5,870	1,072	321
Per share - Common(1)	0.39	0.08	0.03
- Basic(2)	0.30	0.06	0.02
- Diluted(3)	0.29	0.06	0.02
Total assets	65,325	41,871	26,962
Long-term debt	16,409	9,418	-

Quarterly Data

	Gross Revenue	Cash Flow	Cash Flow per Share			Net Income	Net Income per Share		
	$000s	$000s	Common(1)	Basic(2)	Diluted(3)	$000s	Common(1)	Basic(2)	Diluted(3)
2000									
March 31	5,240	2,628	0.18	0.13	0.12	733	0.05	0.04	0.03
June 30	6,910	3,892	0.25	0.20	0.19	1,323	0.09	0.07	0.06
September 30	7,954	3,871	0.26	0.19	0.19	1,634	0.11	0.08	0.08
December 31	9,489	4,213	0.28	0.22	0.21	2,180	0.15	0.11	0.11
1999									
March 31	1,324	546	0.04	0.03	0.03	74	0.01	0.00	0.00
June 30	2,507	1,127	0.08	0.06	0.06	98	0.01	0.01	0.01
September 30	3,001	1,478	0.11	0.08	0.08	368	0.03	0.02	0.02
December 31	4,330	2,216	0.16	0.12	0.11	532	0.04	0.03	0.03
1998									
March 31	817	406	0.03	0.03	0.02	84	0.01	0.01	0.01
June 30	1,005	571	0.05	0.03	0.03	75	0.01	0.00	0.00
September 30	1,302	646	0.06	0.04	0.04	105	0.01	0.01	0.01
December 31	1,352	596	0.05	0.04	0.03	58	0.00	0.00	0.00

Notes:

(1) Cash flow per Common Share is calculated on the weighted average outstanding Common Shares only.

(2) Cash flow per share – Basic is calculated by converting the Class B Shares to Common Shares by dividing $10.00 by the greater of $1.00 and the then current market price of the Common Shares and multiplying that fraction by the number of Class B Shares outstanding.

(3) Cash flow per share – Diluted is calculated using the treasury stock method and by converting the Class B Shares to Common Shares by dividing $10.00 by the greater of $1.00 and the average trading price of the Common Shares for the year and multiplying that fraction by the number of Class B Shares outstanding.

DIVIDEND RECORD AND POLICY

The Company has not declared or paid any dividends on any of its shares since incorporation. It is intended that the Company will not pay any dividends in the near future and that future earnings will be retained to finance further expansion of the business and operations the Company. Any decision to pay dividends on any class of shares will be made by the board of directors on the basis of the Company's earnings, financial requirements and other conditions existing at such future time.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis is set forth under the heading "Management's Discussion and Analysis" on pages 29 to 36, inclusive, of the Company's 2000 Annual Report, which pages are incorporated herein by reference.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. Outlined below are some of the more significant aspects of the legislation, regulations and agreements governing the oil and natural gas industry. All current legislation is a matter of public record and the Company is unable to predict what additional legislation or amendments may be enacted.

Pricing and Marketing - Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board ("NEB"). Any oil export to be made pursuant to a contract of longer duration requires an exporter to obtain an export license from the NEB and the issue of such a license requires the approval of the Governor in Council.

Pricing and Marketing - Natural Gas

In Canada, the price of natural gas sold is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that export contracts in excess of 2 years must continue to meet certain criteria prescribed by the NEB and the Government of Canada. As is the case with oil, natural gas exports for a term of less than two years must be made pursuant to an NEB order, or, in the case of exports for a longer duration, pursuant to an NEB license and Governor in Council approval.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

The North American Free Trade Agreement

On January 1, 1994, the North American Free Trade Agreement ("NAFTA") among the governments of Canada, the U.S. and Mexico became effective. The NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the U.S. or Mexico will be allowed provided that the restrictions are justified under certain provisions of the General Agreement on Tariffs and Trade then only if the export restrictions do not: (i) reduce the proportion of energy resources exported relative to the total supply of the energy resource (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

The NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations that govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quantity of the petroleum product produced.

From time to time the governments of Canada and Alberta have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced production projects.

Regulations made pursuant to the *Mines and Minerals Act* (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil royalty rates vary from province to province. In Alberta where the Company intends to focus its efforts, oil royalty rates vary between 10% and 35% for oil and 10% and 30% for new oil. New oil is applicable to oil pools discovered after March 31, 1974 and prior to October 1, 1992.

Effective January 1, 1994, the calculation and payment of natural gas royalties became subject to a simplified process. The royalty reserved to the Crown, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory natural gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 continues to be eligible for a royalty exemption for a period of 12 months, or such later time that the value of the exempted royalty quantity equals a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible natural gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC program is based on a price-sensitive formula, and the ARTC rate currently varies between 75% for prices for oil at or below $100 per cubic meter and 25% for prices above $210 per cubic meter. The ARTC rate is currently applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid to the provincial governments. These incentives increase the net income of the Company.

Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations and can affect the location and operation of wells and facilities and the extent to which exploration and development is permitted. In addition, legislation requires that well and facilities sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders. Environmental legislation in Alberta has undergone a major revision and has been consolidated into the *Environmental Protection and Enhancement Act*. Under the new Act, environmental standards and compliance for releases, site restoration and reporting are stricter and more onerous. Also, the range of enforcement actions available and the severity of penalties have been significantly increased. These changes will have an incremental effect on the cost of conducting operations in Alberta. This legislation rolled the previous processes for the review of major energy projects into a single environmental assessment process with public participation in the environmental and review process.

Trends

There are a number of trends that have been developing in the oil and gas industry during the past 18 months that appear to be shaping the near term future of the business. The first trend is the consolidation phase that the industry has been going through which has affected companies of all sizes from the small emerging companies to the senior integrated organizations. This trend appears to be accelerating as many publicly traded companies are trading below asset or break-up value and as a result it is less expensive for companies to grow through corporate acquisition than by focusing entirely on drilling and prospect generation.

The second trend relates to the size of companies on which investors are focusing. The larger market capitalization companies provide for greater liquidity and as result appear to be more attractive; however, the smaller companies may present potentially larger returns as they have not yet appreciated in value in relation to the strong commodity prices that the industry is currently experiencing. This may change in the near future as investors look for higher rates of returns, which may encourage them to consider investment in smaller oil and gas companies.

The third trend is the current influence of foreign exploration and production companies on the Canadian oil and gas industry. The main influence has been from American companies that have acquired companies and assets in Canada in order to directly access long-term natural gas supplies and superior exploration and development properties in Canada. Pipeline expansions in Canada over the last two years have resulted in sufficient pipeline capacity to provide for the efficient transportation of natural gas in Western Canada to U.S. markets. This trend is expected to continue to influence valuation parameters of Canadian assets for the foreseeable future.

A fourth trend is the continuing tight supply demand balance for both natural gas and crude oil. Natural gas is a commodity influenced by factors in North America including significant increased demand associated with new gas fired electrical generating facilities. Despite record drilling, a strong economy, weather and demand for electrical generation have kept gas supply tight and prices high. Crude oil is influenced by a world economy and OPEC's ability to balance supply against fluctuating demand. Recent success by OPEC in this regard has kept crude oil prices higher than recent historical levels.

The Canadian/U.S. exchange rate also influences commodity prices received by Canadian producers as oil and natural gas production is priced in U.S. dollars. The weakness of the Canadian dollar has had a positive impact on Canadian oil and gas production revenue.

MARKET FOR SECURITIES

The Common Shares are listed on The Canadian Venture Exchange (the "CDNX") and trade under the symbol "PGX". The following table sets out the high and low price for board lot trades and volumes of trading for the Common Shares as reported by the CDNX for the periods indicated. As a result of the conversion of all of the Class B Shares into Common Shares, the Class B Shares were delisted from the CDNX on July 18, 2001.

Common Shares

	Price Range		
	High	Low	Trading Volume
1998			
First Quarter	3.00	2.00	78,300
Second Quarter	2.50	2.00	84,200
Third Quarter	2.25	1.40	52,000
Fourth Quarter	3.00	1.60	13,008
1999			
First Quarter	2.75	1.55	113,600
Second Quarter	3.00	2.05	101,500
Third Quarter	3.10	2.40	113,010
Fourth Quarter	2.80	2.00	217,102
2000			
First Quarter	2.80	1.75	343,200
Second Quarter	3.06	2.00	664,199
Third Quarter	2.85	2.40	178,900
Fourth Quarter	3.00	2.30	307,288
2001			
First Quarter	3.75	2.45	460,914
Second Quarter	4.25	3.30	503,615
Third Quarter	3.35	2.49	588,520

DIRECTORS AND OFFICERS

The following table sets forth the names, municipality of residence, principle occupation, year of becoming a director or officer and the number of shares beneficially owned, directly or indirectly, or over which control or direction is exercised, all as at November 20, 2001.

Name and Municipality of Residence	Position Held	Principal Occupation	Year Became Director or Officer	Number of Common Shares Held(4)
David D. Johnson Calgary, Alberta	President, Chief Executive Officer and Director	President, Chief Executive Officer of Progress	November, 2001	791,692 4.19%
Steven Allaire Calgary, Alberta	Vice President Finance and Chief Financial Officer	Vice President Finance and Chief Financial Officer of Progress	November, 2001	235,903 1.22%
Michael R. Culbert Calgary, Alberta	Vice President Marketing and Business Development	Vice President Marketing and Business Development of Progress	November, 2001	230,903 1.22%
John A. Brussa(3) Calgary, Alberta	Director	Partner of Burnet, Duckworth & Palmer LLP	November, 2000	41,000 (0.22%)
John D. Keating Calgary, Alberta	Vice President, Exploration and Director	Vice President, Exploration of Progress	October, 1997	320,800 (1.70%)
Gary E. Perron(1)(3) Calgary, Alberta	Director	Vice President and Managing Director of BMO Nesbitt Burns	November, 1997	2,705,767 (14.33%)
John M. Stewart(1)(2) Calgary, Alberta	Director	Vice Chairman of ARC Financial Corporation	November, 2000	Nil(5)
Terrance D. Svarich Calgary, Alberta	Director	President, Devsun Ltd.	July, 2001	111,610 (0.59%)
Edward J. Kalthoff Calgary, Alberta	Vice President, Business Development	Vice President, Business Development of Progress	June, 2000	20,500 (0.11%)
William J. Lewington Calgary, Alberta	Controller	Controller of Progress	February, 1999	20,482 (0.11%)

Notes:

(1) Member of the audit committee, which is required under the Business Corporations Act (Alberta).
(2) Member of the reserve committee.
(3) Member of the compensation committee.
(4) "Shares Held" indicates shares beneficially owned directly or indirectly or over which control or direction is exercised.
(5) Mr. Stewart is a senior officer of ARC Financial Corporation which is manager of ARC Canadian Venture Fund 2. This fund controls 3,125,000 Common Shares being 16.55% of the class outstanding.
(6) The Company does not have an executive committee.

The information as to the principal occupation and as to shares beneficially owned directly or indirectly or over which control or direction is exercised is based upon information provided by the directors and officers of the Company. Mr. Johnson was appointed a director on November 6, 2001 to replace Mr. Kenneth J. Bowie, who along with Mr. John D, Keating, resigned as directors of Progress as of that date. Messrs. Bowie and Keating had been elected at the last annual general meeting of shareholders of the Company, along with Mr. Perron. Messrs. Brussa and Stewart were appointed as directors of the Company in November, 2000, replacing Kevin D. Olson and David L. Pearce, both of Northrock Resources Ltd., who were elected at the last annual general meeting of shareholders of the Company, and who resigned as directors in November, 2000 upon Northrock Resources Ltd. selling its interest in the Company by way of special warrants.

Prior to joining Progress in November 2001, David Johnson was the President of Calpine Canada and prior to its sale to Encal was the President and CEO of Encal. He was employed by Encal or its predecessor from 1987 to 2001. Prior to joining the Company in November, 2001, Steven Allaire was an executive with Calpine Canada and prior thereto was with Encal and its predecessor for more than 14 years, being Vice President, CFO and Corporate Secretary from 1993 to 2001. Michael Culbert was most recently a member of the executive team of Calpine Canada, having been with Encal for the previous six years as Vice President of Marketing and Business Development. Prior to joining the Company in October, 1997, Mr. Keating held various positions at Resman Oil & Gas Ltd. (later Mountain Energy Inc.), most recently as Chief Geologist. Prior to June, 2000, Mr. Kalthoff was Manager, Southern Alberta Land Group & New Venture at Ulster Petroleum Ltd. from 1999 to 2000 and President of Echelon Energy Inc. from 1997 to 1999 and from 1996 to 1997 he was Vice-President, Land at Grad & Walker Energy Corporation. Prior to April, 1998, and from June, 1994 Mr. Lewington was the Operations Accounting Supervisor at Penn West Petroleum Ltd.

ADDITIONAL INFORMATION

Additional information, including related to directors' and officers' remuneration and indebtedness, principal holders of Progress' securities, options to purchase Progress' securities and interest of insiders in material transactions, where applicable, is contained in the Company's Information Circular - Proxy Statement prepared in respect of the Annual Meeting of Shareholders to be held May 30, 2001. Additional financial information is provided in the Company's comparative financial statements for the year ended December 31, 2000 which can be found in the Company's 2000 Annual Report to Shareholders.

Copies of the Information Circular – Proxy Statement, the financial statements, including any interim financial statements and additional copies of this Annual Information Form may be obtained from the Corporate Secretary of the Company at the head office of Progress, Suite 1110, 520 – 5 Avenue S.W., Calgary, Alberta T2P 3R7, telephone (403) 216-2510, facsimile (403) 216-2514 or e-mail sallaire@progressenergy.com.

Not for Distribution to U.S. Newswire Services or for Dissemination in the United States

PRESS RELEASE

Suite 1110, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7

Progress Energy Ltd. Announces Closing of Common Share Private Placement

Calgary, Alberta, Canada, December 3, 2001 - Progress Energy Ltd. ("Progress") announces today that it has closed its common share financing announced on November 15, 2001. Progress issued 3,000,000 common shares at a price of $3.55 for total gross proceeds of $10,650,000 by way of private placement exemptions from prospectus requirements. The transaction was completed through a syndicate of Canadian underwriters led by Peters & Co. Limited, and including FirstEnergy Capital Corp. and Yorkton Securities Inc. The net proceeds of the offering will be used initially to reduce bank indebtedness.

Progress is a Calgary, Alberta based oil and natural gas exploration and development and production company which is currently producing at production rates of approximately 3,500 barrels of oil equivalent per day and has approximately 10 million barrels of proven plus probable reserves. At September 30, 2001 Progress had approximately $26 million of net indebtedness prior to the new management financing announced on November 7, 2001 and this financing. After applying the proceeds of the two financings, Progress will have September 30, 2001 pro forma net indebtedness of approximately $13 million.

The Company is listed in the Canadian Venture Exchange under the symbol PGX.

For further information contact:

Mr. David Johnson
President & CEO
Phone: (403) 216-2510 ext# 122
Fax: (403) 216-2514

Mr. Steven Allaire
Vice President Finance & CFO
Phone: (403) 216-2510 ext# 121
Fax (403) 216-2514

c4858
r f BC-Progress-starts-trade 03-26 0332
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Progress Energy Ltd. Announces Commencement of Trading on The Toronto Stock Exchange

CALGARY, March 26 /CNW/ - Progress Energy Ltd. announces today that the Company will commence trading on The Toronto Stock Exchange ("TSE") on March 28, 2002 under the symbol "PGX". In conjunction with the Company's listing on the TSE it's listing on the Canadian Venture Exchange ("CDNX") will cease.

The Company is also pleased to announce that Mr. John M. Stewart has been appointed as non-executive Chairman of Progress Energy Ltd. and that Mr. Frederic C. Coles has been elected to the Board of Directors.

Mr. Stewart is a founder of ARC Financial Corporation ("ARC") and has been with ARC since 1989. Mr. Stewart led most of ARC's major advisory engagements with particular emphasis on deal structuring, negotiation and closing of corporate transactions. Mr. Stewart has been Vice-Chairman of ARC since September 1997. Mr. Stewart has been a director of the Company since November 2000.

Mr. Coles is a professional engineer and has over 35 years of business experience. From November 1994 until March 15, 2002 he was Executive Chairman of Applied Terravision Systems Inc., a software development company. From 1972 until 1994 he was Chairman and President of Coles Gilbert Associates Ltd., a consulting engineering firm. Mr. Coles currently is a director of a number of publicly listed resource corporations. Mr. Coles was elected to the Board of Directors on March 7, 2002.

Progress Energy Ltd. is a Calgary, Alberta, Canada based crude oil and natural gas exploration, development and production company.

Neither the Canadian Venture Exchange nor the Toronto Stock Exchange has reviewed and do not accept responsibility for the adequacy or accuracy of this release.

%SEDAR: 00009589E

-0- 03/26/2002

/For further information: Mr. David Johnson, President & Chief Executive Officer; Mr. Steven Allaire, Vice President Finance & Chief Financial Officer, Progress Energy Ltd., Phone: (403) 216-2510, Fax: (403) 216-2514, Email: ir(at)progressenergy.com, Web: www.progressenergy.com/
(PGX.)

CO: Progress Energy Ltd.
ST: Alberta
IN: OIL
SU: PER

-30-

CNW 12:08e 28-MAR-02

c6476
r f BC-Progress-2001-results 03-01 1945
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Progress Energy Ltd. Releases 2001 Results

Listed: CDNX
Symbol: PGX

CALGARY, March 1 /CNW/ - Progress Energy Ltd. ("Progress") announces today the operational and financial results for the year ended December 31, 2001.

2001 HIGHLIGHTS

Management Change
- In November 2001 the Board of Directors announced the creation of a new management team. This management team consisted of new members Mr. David D. Johnson as President and Chief Executive Officer, Mr. Steven A. Allaire as Vice President Finance and Chief Financial Officer and Mr. Michael R. Culbert as Vice President Marketing and Business Development joining existing members including Mr. Edward J. Kalthoff, Vice President Land and Mr. William J. Lewington, Controller.
- Mssr. Johnson, Allaire and Culbert were previously key members of the executive team responsible for building Encal Energy Ltd. into a senior producer listed on both the TSE and NYSE.

Financings
- In conjunction with the management changes the Company completed a $3.2 million private placement to the new members of the management team consisting of 553,498 common units at a price of $2.43 per share and 700,000 flow-through common shares at $2.65 per share. The common and flow-through units each consisted of one common share and one common share warrant. Each warrant is exercisable for one common share at $2.65 per share after one year and for a period of three years after the date of issue.
- In December the Company completed a common share financing, on a bought deal basis, through a syndicate of Canadian underwriters. The Company issued 3,000,000 common shares at a price of $3.55 for total gross proceeds of $10,650,000. The net proceeds of the offering were used to reduce bank indebtedness.

Reserves
- The Company changed its reserve engineering firm to Gilbert Laustsen Jung Associates Ltd.
- For 2001 prior year reserve additions were adjusted downward resulting in lower year over year total proven reserves. Net proven reserve additions (after prior year reserve revisions) were 0.729 million boe on a proven basis and 0.305 million boe on a proven plus probable basis during 2001. Revisions to the prior period were primarily the result of the selection of more conservative recovery factors on the Company's major properties. Reserve additions before revisions of prior year were 1.878 million boe on a proven basis and 1,987 million boe on a proven plus probable basis and resulted in finding and development costs of $13.54 per proven boe and $12.79 per boe on a proven plus probable basis.
- Total proven reserves at December 31, 2001 were 7.555 million boe compared to 7.929 million boe in 2000.
- Total proven plus probable reserves at December 31, 2001 were 9.365 million boe compared to 10.161 million boe in 2000.

Operations

- Production averaged 3,020 boe per day during 2001 compared to 2,256 boe per day in 2000, an increase of 34%.
- Crude oil and liquids production increased to 1,849 bbls per day compared to 1,303 bbls per day in 2000.
- Natural gas production increased to 7,027 mcf per day compared to 5,718 mcf per day in 2000.

Financial

- Revenue increased 12% to $33.2 million compared to $29.6 million in 2000.
- Cash flow increased 23% to $17.9 million ($0.98 per share) from $14.6 million in 2000 ($0.76 per share)
- Net earnings for the year ended December 31, 2001 were $5.7 million ($0.31 per share) compared to $5.9 million ($0.30 per share) in 2000.
- Net capital expenditures totaled $25.4 million in 2001 compared to $23.5 million on 2000.
- Total debt was $17.4 million at December 31, 2001 compared to $21.9 million at the same time in 2000. The reduction in total debt is a result of the two equity financings discussed above.
- During 2001 the Company's 1,170,000 Class B shares were converted to 3,018,600 common shares. This combined with 4,253,498 common shares issued pursuant to the equity financings, the 397,500 issued on the exercise of options and the redemption of 610,900 shares as a result of a Normal Course Issuer Bid the Company had 22,087,398 common shares outstanding at December 31, 2001.

For the purposes of calculating production and unit costs, natural gas is converted to a barrel equivalent using six thousand cubic feet equal to one barrel unless otherwise stated.

<<

FINANCIAL RESULTS AND SHARE INFORMATION

($ thousand except per share amounts)	Three Months Ended December 31 2001	Three Months Ended December 31 2000	Year Ended December 31 2001	Year Ended December 31 2000
Financial Results				
Petroleum and Natural Gas Sales	6,124	9,489	33,202	29,593
Average Product Prices				
- Natural gas ($/mcf)	2.90	8.23	4.57	4.92
- Crude Oil and liquids($/bbl)	22.72	43.98	31.81	40.44
Average Royalty Rates (%)	15.6	24.0	18.6	23.2
Operating Costs ($/boe)	4.60	5.39	4.61	5.05
General and Administrative Costs ($/boe)	1.60	1.00	0.95	0.80
Depletion and Depreciation ($/boe)	10.67	7.63	9.05	7.16
Cash Flow from Operations	3,908	4,213	17,916	14,604
- Per Common Share - Basic	0.20	0.22	0.98	0.76
- Per Common Share - Diluted	0.19	0.21	0.94	0.71
Net Earnings	(491)	2,180	5,655	5,870
- Per Common Share - Basic	(0.03)	0.11	0.31	0.30

- Per Common Share				
- Diluted	(0.02)	0.11	0.30	0.29
Net Capital Expenditures	8,827	9,426	25,419	23,494
Long Term Debt	17,976	16,409	17,976	16,409
Total Debt (including Working Capital Surplus/Deficiency)	17,414	21,926	17,414	21,926

($ thousand except per share amounts)	Three Months Ended December 31 2001	2000	Year Ended December 31 2001	2000
Net Capital Expenditures				
Land Acquisitions and Retention	135	218	1,008	1,020
Geological and Geophysical	274	254	1,323	1,322
Drilling and Completions	2,176	6,037	11,902	12,606
Equipping and Facilities	706	1,470	4,216	4,917
Net Property Acquisitions	5,519	1,405	6,945	3,552
Other	17	42	25	77
Total	8,827	9,426	25,419	23,494

Share Information

Shares Outstanding at December 31				
- Basic	22,087,398	19,283,245	22,087,398	19,283,245
- Diluted	25,407,396	21,300,916	25,407,396	21,300,916
Weighted Average Shares Outstanding for the Period				
- Basic	19,170,291	19,309,903	18,202,595	19,316,807
- Diluted	20,180,306	20,391,555	18,979,720	20,474,716

During the third quarter the Company exercised its option to convert its Class B shares to Common Shares. The 1,170,000 Class B shares were converted to 3,018,600 Common Shares.

OPERATING RESULTS

($ thousand except per share amounts)	Three Months Ended December 31 2001	2000	Year Ended December 31 2001	2000
Production				
Crude Oil and Liquids (bbls per day)	1,943	1,440	1,849	1,303
Natural Gas (mcf per day)	7,745	4,840	7,027	5,718
Total (boe per day)	3,233	1,924	3,020	2,256

Reserves

Crude Oil and Natural Gas Liquids (mbbls)		
- Proven	3,958	4,425
- Proven plus Probable	5,172	5,669
Natural gas (mmcf)		
- Proven	21,581	21,025
- Proven plus Probable	25,153	26,954
Barrel of Oil Equivalent (mboe)		
- Proven	7,555	7,929
- Proven plus Probable	9,365	10,161

Reserve Reconciliation

BOE - 6:1	Total Proven	Probable	Proven Plus Probable
December 31, 2000	7,929	2,232	10,161
Extension and Discoveries	1,098	-20	1,078
Technical Revisions	-1,149	-533	-1,682
Acquisitions	785	133	918
Dispositions	-5	-2	-7
Reserve Additions	729	-422	307
Production	-1,103	-	-1,103
December 31, 2001	7,555	-1,810	9,365

Present Value of Future Cash Flow

	Proven		Proven plus Probable	
($ Million)	2001	2000	2001	2000
Discounted at 10%	75.5	86.5	88.8	107.7
Discounted at 12%	71.1	81.0	83.1	100.6
Discounted at 15%	65.5	74.1	76.0	91.7

For the year ended December 31, 2001 the corporate reserves were prepared by Gilbert Laustsen Jung Associates Ltd.

Drilling Activity

	2001		2000	
	Gross	Net	Gross	Net
Crude Oil Wells	13	9.3	21	10.3
Natural Gas Wells	6	1.4	5	2.7
Dry Holes	4	1.8	7	3.6

Total Wells	23	12.5	33	16.6
Success Rate (%)	83	86	79	78

>>

LOOKING FORWARD

During November in conjunction with the management changes the Company raised approximately $14 million to reduce debt and position the Company to grow to the next level. The Company is now well positioned to take advantage of opportunities.

The 2002 program will be comprised of capital expenditures on a combination of internal and external opportunities. The internal opportunities will consist of development activities on existing properties, creation of new exploratory prospects and the building of an inventory of exploitation opportunities on controlled lands. The external opportunities will consist of the pursuit of consolidating and on-trend acquisitions, opportunity driven new core area acquisitions and regionally complimentary significant exploratory partnerships.

We are confident that this is the right time to be accumulating as many opportunities as possible and are looking forward to building a quality company. We will be opportunistic, patient and disciplined in our approach.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

<<

PROGRESS ENERGY LTD.
CONSOLIDATED BALANCE SHEETS

As at December 31 ($ thousands)	2001	2000
ASSETS		
Current		
Cash and short-term investments	-	68
Accounts receivable	8,009	7,818
Other	691	493
	8,700	8,379
Property, plant and equipment	73,235	56,946
	81,935	65,325
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable	8,138	11,820
Income and other taxes payable	-	2,076
	8,138	13,896
Bank debt	17,976	16,409
Site restoration and abandonment	1,682	847
Future income taxes	13,175	10,373
	40,971	41,525
SHAREHOLDERS' EQUITY		
Share capital	29,608	17,156
Retained earnings	11,356	6,644

	40,964	23,800
	81,935	65,325

PROGRESS ENERGY LTD.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

($ thousands)	Three months ended December 31 2001	2000	Twelve months ended December 31 2001	2000
	(unaudited)	(unaudited)		
REVENUES				
Petroleum and natural gas	6,124	9,489	33,202	29,593
Royalties	(952)	(2,274)	(6,183)	(6,851)
	5,172	7,215	27,019	22,742
EXPENSES				
Operating	1,368	1,115	5,084	4,170
General and administrative	477	206	1,046	664
Financing charges	278	279	1,253	946
Depletion and depreciation	3,176	1,577	9,975	5,913
	5,299	3,177	17,358	11,693
Earnings before taxes	(127)	4,038	9,661	11,049
TAXES				
Capital taxes	125	164	482	534
Current income taxes	(984)	1,238	1,238	1,824
Future income taxes	1,223	456	2,286	2,821
	364	1,858	4,006	5,179
Net earnings	(491)	2,180	5,655	5,870
Retained earnings, beginning of period	11,901	4,532	6,644	1,399
Redemption of shares	(54)	(68)	(943)	(625)
Retained earnings, end of period	11,356	6,644	11,356	6,644
Net earnings per share				
Basic	(0.03)	0.11	0.31	0.30
Diluted	(0.02)	0.11	0.30	0.29

PROGRESS ENERGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW

Three months ended Twelve months ended

($ thousands)	December 31 2001	December 31 2000	December 31 2001	December 31 2000
	(unaudited)	(unaudited)		
Cash provided by (used in):				
OPERATIONS				
Net earnings	(491)	2,180	5,655	5,870
Depletion and depreciation	3,176	1,577	9,975	5,913
Future income taxes	1,223	456	2,286	2,821
Cash flow from operations	3,908	4,213	17,916	14,604
Changes in non-cash working capital	(677)	4,911	(6,147)	2,634
	3,231	9,124	11,769	17,238
FINANCING				
Increase (decrease) in bank debt	(8,010)	470	1,567	6,991
Issue of shares	13,745	1	13,750	302
Redemption of shares	(129)	(101)	(1,725)	(969)
	5,606	370	13,592	6,324
INVESTING				
Capital asset additions	(8,827)	(9,426)	(25,419)	(23,494)
Site restoration and abandonment	(10)	-	(10)	-
	(8,837)	(9,426)	(25,429)	(23,494)
Increase (decrease) in cash	-	68	(68)	68
Cash and short-term investments, beginning of period	-	-	68	-
Cash and short-term investments, end of period	-	68	-	68
Cash flow from operations per share				
Basic	0.20	0.22	0.98	0.76
Diluted	0.19	0.21	0.94	0.71

>>
%SEDAR: 00009589E

-0- 03/01/2002

/For further information: Mr. David Johnson, President & Chief Executive Officer, Mr. Steven Allaire, Vice President Finance & Chief Financial Officer, Progress Energy Ltd., Phone: (403) 216-2510, Fax (403) 216-2514, Email ir(at)progressenergy.com, Web: www.progressenergy.com/
(PGX.)

CO: Progress Energy Ltd.
ST: Alberta
IN: OIL

SU: ERN

-30-

CNW 12:05e 28-MAR-02

02 JUN 12 AM 11:27

Progress 02 JUN 12 AM 11:27

News Release

Progress Energy Ltd.
1110, 520 – 5th Avenue S.W.
Calgary, Alberta T2P 3R7

Progress Energy Ltd. Announces Commencement of Trading on The Toronto Stock Exchange

CALGARY, Alberta, Canada, March 26, 2002 - **Progress Energy Ltd.** announces today that the Company will commence trading on The Toronto Stock Exchange ("TSE") on March 28, 2002 under the symbol "PGX". In conjunction with the Company's listing on the TSE it's listing on the Canadian Venture Exchange ("CDNX") will cease.

The Company is also pleased to announce that Mr. John M. Stewart has been appointed as non-executive Chairman of Progress Energy Ltd. and that Mr. Frederic C. Coles has been elected to the Board of Directors.

Mr. Stewart is a founder of ARC Financial Corporation ("ARC") and has been with ARC since 1989. Mr. Stewart led most of ARC's major advisory engagements with particular emphasis on deal structuring, negotiation and closing of corporate transactions. Mr. Stewart has been Vice-Chairman of ARC since September 1997. Mr. Stewart has been a director of the Company since November 2000.

Mr. Coles is a professional engineer and has over 35 years of business experience. From November 1994 until March 15, 2002 he was Executive Chairman of Applied Terravision Systems Inc., a software development company. From 1972 until 1994 he was Chairman and President of Coles Gilbert Associates Ltd., a consulting engineering firm. Mr. Coles currently is a director of a number of publicly listed resource corporations. Mr. Coles was elected to the Board of Directors on March 7, 2002.

Progress Energy Ltd. is a Calgary, Alberta, Canada based crude oil and natural gas exploration, development and production company.

For further information contact:

Mr. David Johnson
President & Chief Executive Officer

Progress Energy Ltd.
1110, 520 – 5th Avenue S.W.
Calgary, Alberta
T2P 3R7

Mr. Steven Allaire
Vice President Finance & Chief Financial Officer

Phone: (403) 216-2510
Fax: (403) 216-2514
Email: ir@progressenergy.com
Web: www.progressenergy.com

Neither the Canadian Venture Exchange nor the Toronto Stock Exchange has reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Progress